PART XIII—INTERPRETATION

SECTION A—DEFINITIONS

2006 Act	the Companies Act 2006 (to the extent in force)
ABG	Autonomous Bougainville Government
ACP	African, Caribbean and Pacific group of states
Admission	the admission of the Ordinary Shares to the premium segment of the Official List and to trading on the London Stock Exchange's main market for listed securities
Admission and Disclosure Standards	the Admission and Disclosure Standards of the London Stock Exchange, as revised from time to time
AIM	the AIM Market of the London Stock Exchange
AIM Rules	the AIM Rules for Companies and the AIM Rules for Nominated Advisers, as published by the London Stock Exchange
Allied Gold Limited or **Allied Gold**	Allied Gold Limited
Allied Gold Board	the board of directors of Allied Gold
Allied Gold Option	means an option to acquire Allied Gold shares
Allied Gold Optionholder	each person in the register of shareholders of Allied Gold who is registered as the holder of an Allied Gold Option
Allied Gold Option Plan	the employee incentive option scheme operated by Allied Gold
APEC	Asia-Pacific Economic Cooperation
Articles or **Articles of Association**	the articles of association of the Company from time to time
ASG	Australian Solomons Gold Limited
Assignment Agreement	the assignment agreement for the Gold Ridge mining agreement dated 12 May 2005
ASX or **Australian Stock Exchange**	Australian Securities Exchange
Australian Corporations Act	Corporations Act 2001 (Commonwealth of Australia)
Barrick Gold Corporation or **Barrick**	Barrick Gold Corporation
Barrick LOI	letter of intent entered into between the Group and Barrick PNG in March 2008
Barrick PNG	Barrick (PNG) Exploration Ltd, a subsidiary of Barrick Gold Corporation
BatteryLimits	BatteryLimits Pty Ltd
BBA Rate	British Banker's Association interbank offered rates for deposits in US Dollars
Board	the board of Directors of the Company
BSP	Bank of South Pacific Ltd
BSP Loan Agreement	the PGK 52 million loan agreement dated 23 November 2010 between Simberi Gold and BSP
CBGA	Central Bank Gold Agreement
CDI or **CDIs**	CHESS depositary interests, a unit of beneficial ownership of the Ordinary Shares with legal title being held by CDN
CDN	CHESS Depositary Nominees Pty Ltd

CFC Rules	UK Controlled Foreign Company Rules
CHESS	Clearing House Electronic Subregister System
China	the People's Republic of China
CIMM	Canadian Institute of Mining and Metallurgy Classification System
Code	the US Internal Revenue Code of 1986, as amended
Coffey	Coffey Natural Systems
COMEX	New York Mercantile Exchange and Commodity Exchange, Inc
Commonwealth	the Commonwealth of Nations, normally referred to as the Commonwealth and formerly known as the British Commonwealth
Cotonou Agreement	agreement entered into between the European Union and the African, Caribbean, and Pacific Group of States aimed at the reduction and eradication of poverty while contributing to sustainable development and to the gradual integration of ACP countries into the world economy
CREST	the system for paperless settlement of trades and holdings of uncertificated shares administered by Euroclear UK & Ireland Limited (formerly known as CRESTCo Ltd)
CR team	the Gold Ridge indigenous community relations team
CSS	Complete Site Services Ltd
DEC	PNG Department of Environment and Conservation
Directors	the directors of the Company, whose names are set out on page 30 of this Prospectus
Disclosure and Transparency Rules	the Disclosure and Transparency Rules made by the FSA under Part VI of FSMA
ECP	the Enhanced Cooperation Program that Australia and PNG embarked on in 2004
EEA States	member states of the European Economic Area
Effective	the coming into effect, under Section 411(10) of the Australian Corporations Act, of the order of the Court approving the Scheme of Arrangement
Effective Date	the date upon which the Scheme of Arrangement becomes Effective
EHSMS	environment, health and safety management system
EL609	PNG Exploration Licence 609
Eligible Persons	employees and consultants of Allied Gold eligible to benefit under the Allied gold Option Plan
EMMP	Environment Managing and Monitoring Program implemented by Nord Pacific in May 1999 prior to construction at Simberi
EMP	amendment to the EMMP
EPO	Environmental Protection Order
ESMA	European Securities and Markets Authority
ESRS	Environmental and Social Review Summary
ETFs	Exchange Traded Funds
EWC	Energy World Corporation

Financial Services Authority or **FSA**	the Financial Services Authority acting in its capacity as a competent authority for the purposes of Part VI of FSMA
FODE	Flexible, Open and Distance Education
FSMA	the Financial Services and Markets Act 2000 (as amended)
Gold Ridge	the business and operations of the Group associated with the ASG Mining Lease and SPL194 in the Solomon Islands
Golder Associates	Golder Associates Pty Ltd
Group	The Company and/or Allied Gold Limited and its subsidiaries and subsidiary undertakings as the context requires, except for the purpose of the working capital statement where **Group** means (i) prior to the Pre-IPO Reorganisation, the Company and (ii) following the Pre-IPO Reorganisation, the Company and its subsidiaries and subsidiary undertakings
GRCLC	Gold Ridge Community and Landowners Council
GRES	GR Engineering Services
GRML	Gold Ridge Mining Limited
GRML Mining Lease	the mining lease relating to the Gold Ridge project on Guadalcanal Island which was granted on 12 March 1997 (No 1/1997)
HFO	heavy fuel oil
HMRC	HM Revenue & Customs
ICJ	International Court of Justice
IFC	International Finance Corporation
IFC Loan Agreement	the US$35 million loan ageement dated 24 June 2010 between GRML and IFC
IFRS	International Financial Reporting Standards
Intermet	Intermet Engineers (Pty) Ltd
ISA	Individual Savings Account
ISIN	International Securities Identification Number
JORC Code (2004) or **JORC**	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004 version
KPIs	key performance indicators
LBMA	London Bullion Market Association
Listing	the listing of the entire issued Ordinary Share capital of the Company on the Official List of the UKLA and admission to trading on the premium segment of the main market of the London Stock Exchange, the Australian Stock Exchange and the Toronto Stock Exchange
Listing Rules	the rules relating to admission to the Official List made in accordance with Section 73A(2) FSMA
LNG	liquefied natural gas
London PM Price	London gold market p.m. gold fixing
London Stock Exchange	London Stock Exchange plc
LPV	limited preferential voting
Main Market	the main market for listed securities of the London Stock Exchange

MDC	mining development contract
Melanesia	a subregion of Oceania extending from the Western end of the Pacific Ocean to the Arafura Sea and eastward to Fiji
Member State	a member state of the European Economic Area
Memorandum of Association	the memorandum of association of the Company
Mining Group	the mining group, being wholly owned subsidiaries of Allied Gold, as that term is defined in the Assignment Agreement
ML136	PNG Mining Lease 136
MRA	PNG Mineral Resources Authority
MSG	Melanesian Spearhead Group
NI 43-101	Canadian National Instrument 43-101
Non Executive Directors	the non executive directors of the Company, whose names are set out on page 30 of this Prospectus
Nord Pacific	Nord Pacific Ltd
Official List	the Official List of the FSA
OH&S	occupational health and safety
OPIC	Overseas Private Investment Corporation
Option Scheme	the scheme of arrangement between Allied Gold and Allied Gold Optionholders.
Ordinary Shares	the ordinary shares of 10 pence each in the capital of the Company
Pacific Rim	the countries and cities located around the edge of the Pacific Ocean
Panel	the Panel on Takeovers and Mergers
Papua New Guinea or **PNG**	the Independent State of Papua New Guinea
PFIC	a passive foreign investment company, as defined in the Code
PICTA	Pacific Islands Countries Trade Agreement
PIF	Pacific Islands Forum
Pre-IPO Reorganisation	the re-organisation of the companies comprising the Group and the acquisition by means of the Scheme of Arrangement by the Company of the companies comprising the Group
Prospectus	this document relating to the Company and the Ordinary Shares prepared and published in accordance with the Listing Rules and the Prospectus Rules
Prospectus Directive	the European Securities Prospectus Directive (No. 2003/71/EC)
Prospectus Rules	the rules made for the purpose of Part VI FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market
RAMSI	Regional Assistance Mission to the Solomon Islands
RBC Capital Markets	the trading name of Royal Bank of Canada Europe Limited
Registrar	the registrar of the Company, Computershare Investor Services PLC
Saracen	Saracen Minerals Pty Limited, a subsidiary of Crusader Limited
Schemes	together, the Option Scheme and the Share Scheme

Scheme Optionholder	an Allied Gold Optionholder registered in the Allied Gold register of shareholders and Optionholders as at the Scheme Record Date
Scheme of Arrangement	the scheme of arrangement effected under Part 5.1 of the Australian Corporations Act between Allied Gold and Allied Gold shareholders, pursuant to which the Company acquired 100 per cent of the issued share capital of Allied Gold and thereby became the holding company of the Group
Scheme Record Date	the date for determining participation in the Option Scheme being 5.00 p.m. on the date five Business Days following the Effective Date or such other date (after the Effective Date) as Allied Gold and the Company agree in writing
SDRT	stamp duty reserve tax
Securities Act	US Securities Act of 1933
Senior Managers	the senior managers of the Company
Shareholders	holders of any of the Ordinary Shares
Share Scheme	means the Share Scheme pursuant to Part 5.1 of the Corporations Act between Allied Gold and Allied Gold Shareholders
Simberi	the business and operations of the Group associated with ML136 and EL609 in PNG
Simberi Gold	Simberi Gold Company Limited
SIPP	Self-invested Personal Pension Schemes
SMAA	the Simberi landowner representative body
SMJV	Simberi Mining Joint Venture
Solomon Islands	the sovereign state of the Solomon Islands
SPL194	Solomon Islands Special Prospecting Licence 194
TEJV	Tabar Exploration Joint Venture
TOCOM	the Tokyo Commodity Exchange
TSX or **Toronto Stock Exchange**	Toronto Stock Exchange
UKLA	the FSA, acting in its capacity as the competent authority
United Kingdom or **UK**	the United Kingdom of Great Britain and Northern Ireland
US or **United States**	the United States of America
US Holder	a Shareholder who, for U.S. federal income tax purposes, is a beneficial owner of Ordinary Shares and is (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if (a) such trust has validly elected to be treated as a US person for US federal income tax purposes or (b) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust
WTO	World Trade Organisation

SECTION B—GLOSSARY OF TECHNICAL TERMS

alluvial	detrital material which is transported by a river and deposited at points along the flood plain
AOFS	Amendment to the OFS
Au	gold
BFS	bankable feasibility study
BOF	basic oxygen furnace
CIL	carbon in leach
cut-off-grade or **COG**	lowest grade of mineralised material considered economic, used in the calculation of ore resources
deposit	coherent geological body such as a mineralised body
epithermal	said of a hydrothermal mineral deposit formed within about 1km of the earth's surface in the range of 50•C to 200•C
fault	surface of rock fracture along which has been differential movement
feasibility study	extensive technical and financial study to assess the commercial viability of a project
g/t	gram per metric tonne
grade	relative quantity or the percentage of ore mineral or metal content in an ore body
hydrothermal	refers in the broad sense to the process associated with alteration and mineralisation by a hot mineralised fluid (water)
Indicated Resource	as defined in the JORC Code, is that part of a mineral resource which has been sampled by drill holes, underground openings or other sampling procedures at locations that are too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data is known with a reasonable degree of reliability. An indicated mineral resource will be based on more data and therefore will be more reliable than an inferred resource estimate
Inferred Resource	as defined in the JORC Code, is that part of a mineral resource for which the tonnage and grade and mineral content can be estimated with a low level of confidence. It is inferred from the geological evidence and has assumed but not verified geological and/or grade continuity. It is based on information gathered through the appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability
JORC	Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia
km	kilometres
km^2	square kilometres
Koz	thousand ounces
kt	kilo tonnes (1,000 tonnes)
kv	kilovolts
Kwh	kilowatt hour

leached	a rock that is in the process of being broken down by the action of substances dissolved in water
leaching	see cyanidation
magnetite	an iron ore mineral (Fe_2O_4) being a ferromagnetic material form of iron oxide which is a valuable source of iron ore
Measured	defined in the JORC Code, as that part of a mineral resource for which the resource has been intersected and tested by drill holes, underground openings or other sampling procedures at locations which are spaced closely enough to confirm continuity and where geoscientific data is reliably known. A measured resource estimate will be based on a substantial amount of reliable data, interpretation and evaluation which allows a clear determination to be made of the shapes, sizes, densities and grades
metallurgical	describing the science concerned with the production, purification and properties of metals and their applications
mill	equipment used to grind crushed rocks to the desired size for mineral extraction
mineralisation	process of formation and concentration of elements and their chemical compounds within a mass or body of rock
mineral resource	concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such a form that there are reasonable prospects for eventual economic extraction. The location, quantity, grade geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided into Inferred, Indicated and Measured categories
m	metres
m^2	square metres
mm	millimetres
mobile belt	long, relatively narrow crustal region of tectonic activity
Moz	million ounces
Mt or **mt**	million tonnes
Mtpa	ml per annum
OFS	Optimised Feasibility Study
open pit	large scale hard rock surface mine
operating gold mine	mineral processing plant currently engaged in the extraction and processing of ore to produce gold on a commercial scale
optimisation process	process to define an open pit outline based on geotechnical and economic parameters
ore	mineral deposit that can be extracted and marketed profitably
ore body	mining term to define a solid mass of mineralised rock that can be mined profitably under current or immediately foreseeable economic conditions
ore reserve	the economically mineable part of a Measured or Indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by

	realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could be reasonably justified. Ore reserves are sub-divided in order of increasing confidence into Probable and Proven
ounce or **oz**	troy ounce (= 31.1035 grams)
oxide	a mineral formed by the direct union of an element with oxygen; e.g. corundum, hematite, magnetite and cassiterite
oxide ore	often known as secondary or supergene ore, which consists of alteration products of primary ore as a result of weathering or other surficial processes resulting from descending surface waters
PFS	a prefeasibility study
porphyry	igenous rock containing conspicuous phenocrysts (crystals) in fine-grained or glassy groundmass
primary ore	often known as hypogene ore, where ore minerals are deposited during the original period or periods of mineralisation. Ore that has remained practically unchanged from the time of original formation
precious metal	gold, silver and platinum group minerals
pressure oxidation or **POX**	a high temperature and pressure process in which gold bearing sulphides are oxidised to render gold amenable to cyanide leaching
pre-stripping	the removal of overburden to access the ore deposit
propylitisation	plagioclase in an igneous rock is altered to epidote, sericite and secondary albite, and terro-magnesian minerals are altered to chlorite-calcite-epidote-iron oxide assemblages
pyrite	mineral compound of iron and sulphur, sulphide mineral, iron sulphide, chemical symbol FeS_2
quartz	mineral composed of silicon dioxide
quartzite	hard, metamorphic rock which was originally sandstone
RC	reverse circulation
recovery	proportion of valuable material obtained in the processing of an ore, stated as a percentage of the material recovered compared with the total material present
reserves	Proven: measured mineral resources, where technical economic studies show that extraction is justifiable at the time of the determination and under specific economic conditions Probable: measured and/or indicated mineral resources which are not yet proven, but where technical economic studies show that extraction is justifiable at the time of the determination and under specific economic conditions
ROM	run of mine
SAG Mill	semi-autogenous mill
sandstone	detrital sedimentary rock in which particles range from 1116 to 2mm
silicification or silicified	introduction of silica into a rock, either filling pore spaces or replacing pre-existing minerals

stockpile	an accumulation of ore or mineral formed to create a reserve for loading or when demand slackens or when the processing plant is unequal to handling mine output
strike	direction in which a horizontal line can he drawn on a plane, and determines the direction in which to measure the true dip
strike length	longest horizontal dimension of an ore body or zone of mineralisation
strip ratio	the unit amount of spoil or waste that must be removed to gain access to a similar unit of ore or mineral material
sulphide	mineral containing sulphur in its non-oxidised form
t or **tonne**	metric tonne
tailings	material that remains after all metals/minerals considered economic have been removed from the ore
tpa	tonnes per annum
transition ore	zone of an orebody where both oxide and sulphide/primary ore material exists
treatment plant	plant where ore undergoes physical or chemical treatment to extract the valuable metals/minerals
vein	tabular deposit of minerals occupying a fracture, in which particles may grow away from the walls towards the middle
veinlet	narrow vein

REPORT

17 June 2011

MINERAL EXPERTS' REPORT

Combined Operations of Allied Gold

Submitted to:

Allied Gold Limited
34 Douglas Street
PO Box 2019
MILTON QLD 4064

Royal Bank of Canada Europe Ltd
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Report Number. 117641009-004-R-RevB-Draft-1100

Distribution:

Allied Gold
RBC Europe

Table of Contents

TABLES

FIGURES

1.0 INTRODUCTION

Golder Associates Pty Ltd ("Golder", the "Mineral Expert") has been requested by the Allied Gold Limited ("the Company") to prepare a Mineral Experts' Report (the "MER") on the mineral assets of the Company. The MER will be reproduced in a Prospectus being produced by the Company in connection with its proposed admission of ordinary shares to the premium listing segment of the Official List of the United Kingdom Listing Authority ("UKLA") maintained by the Financial Services Authority (the "FSA") and admission (the "Admission") to trading on the Main Market of the London Stock Exchange plc (the "Exchange"). The Company is currently listed on the Alternative Investment Market ("AIM"), the Australian Stock Exchange and the Toronto Stock Exchange.

Royal Bank of Canada Europe Limited ("RBC") has been appointed as the Company's sponsor in support of the Admission.

The mineral assets of Allied Gold are primarily two gold operations: the Simberi project on Simberi Island in the New Ireland Province of Papua New Guinea ("the Simberi Project") and the Gold Ridge project on the island of Guadalcanal in the Solomon Islands ("the Gold Ridge Project").

Separate Competent Persons' Reports ("CPRs") for the Simberi Project and the Gold Ridge Project have been prepared for inclusion in the Prospectus.

This document provides an overall summary of the two CPRs and presents the results of a combined financial analysis using Discounted Cashflow (DCF) methodology.

For the purposes of Prospectus Rule 5.5.3R(2)(f) Golder Associates accepts responsibility for the information contained in this section of the Prospectus and those sections of the Prospectus which include references to the information in this section. Golder Associates declares that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

For the purposes of Prospectus Rule 5.5.3R(2)(f) BatteryLimits accepts responsibility for the information contained in this section of the Prospectus and those sections of the Prospectus which include references to the information in this section. BatteryLimits declares that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.0 SUMMARY—SIMBERI PROJECT

2.1 Scope

This section is a summary of the Simberi Gold Project CPR which has been prepared separately.

2.2 Property Description

The Simberi Gold Project is located on Simberi Island in the Tabar Islands Group. The Tabar Islands are situated in the New Ireland Province of Papua New Guinea (PNG) at approximately latitude 2.5• South and longitude 152• East. The four sparsely inhabited islands of the Tabar Group are located 130 km east of the capital city of New Ireland Province, Kavieng. The Simberi Gold Project is located within Mining Lease ML136 which covers the eastern half of Simberi Island.

2.3 Ownership

Simberi Gold Company Ltd ("Simberi Gold"), a fully owned subsidiary of Allied Gold Pty Ltd ("Allied") operates the Simberi Gold Mine on Simberi Island.

2.4 Geology

Simberi Island is the oldest and northernmost island of the Tabar Island group. It forms part of a silica-poor, potassium-rich alkaline volcanic Pliocene-Pleistocene island arc to the immediate north of New Ireland, PNG.

The currently known gold prospects on Simberi Island are located in the eastern half of the island, within the central volcanic core and are contained within a sub-cropping epithermal alteration system

extending 4 km north-south and 2 km east-west. The host rocks for the mineralisation comprise altered andesitic lava flows or intrusives (porphyries), volcanoclastics and tuffs.

Gold mineralisation, however, does not appear to be closely associated with any particular lithology. Where recognised, the main primary control of gold mineralisation is steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Particularly high grades are associated with diatreme-country rock contact zones. Gold mineralisation is generally associated with sulphides or iron oxides occurring within all variety of hydraulic fractures, such as simple fracture infills, single vein coatings and crackle brecciation in the more competent andesite units and broad disseminations in the naturally porous volcanoclastic rocks.

In the Oxidised zone, the gold is predominantly associated with iron oxides after sulphides, with higher grades occurring with rare vuggy and chalcedonic quartz.

The Sulphide zone mineralisation includes refractory gold hosted by pyrite or marcasite and scarcer arsenopyrite at depth. Trace element analyses indicate the pyrite is arsenian.

2.5 Exploration

The Tabar Island Group has been extensively explored by a number of operators since the discovery of in situ gold in 1981. Exploration in ML 136 is focussed around the identified deposits of Sorowar, Pigiput, Pigibo, Botlu, Pigicow, Bekou and Samat. In addition to these, there are a number of smaller prospects yet to be properly defined. Exploration uses a combination of channel sampling, reverse circulation and diamond core drilling.

In addition to ML 136, Allied also hold Exploration Lease 609 covering most of the rest of the Tabar Island Group. EL 609 is also being actively explored.

2.6 Mineral Resources

Table 2-1 summarises the Mineral Resources for the Simberi deposits.

Table 2-1: Simberi Resource (0.5 g/t Au cut off—depleted to 1 January 2011)

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transition				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					**0.07**	**1.71**	**4**	**1.03**	**1.36**	**45**
Botlu	Oxide	1.22	1.14	44	0.45	1.23	18	0.31	1.16	11
	Transition									
	Sulphide							1.45	1.81	84
Botlu Total		**1.22**	**1.14**	**44**	**0.45**	**1.23**	**18**	**1.76**	**1.70**	**95**
Pigibo	Oxide				2.96	1.11	106	0.6	0.89	17
	Transition				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188
Pigibo Total					**9.01**	**1.13**	**327**	**7.33**	**0.93**	**220**
Pigicow	Oxide				0.15	1.65	8	0.29	1.3	12
	Transition							0.11	1.29	4
	Sulphide							2.00	1.26	81
Pigicow Total					**0.15**	**1.65**	**8**	**2.40**	**1.27**	**97**
Pigiput	Oxide	2.89	0.86	80	4.60	0.92	137	2.01	0.79	51
	Transition				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1583	32.25	1	1042
Pigiput Total		**2.89**	**0.86**	**80**	**39.11**	**1.41**	**1776**	**35.03**	**0.98**	**1114**
Samat East	Oxide							0.40	1.13	14
	Transition							0.08	0.78	2
	Sulphide							3.50	0.78	88
Samat East Total								**3.98**	**0.82**	**104**
Samat North A	Oxide				0.11	0.78	3	0.11	0.84	3
	Transition				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total					**0.51**	**0.84**	**14**	**1.2**	**0.86**	**33**
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transition				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.90	1.22	74	1.05	0.73	25
Samat North B Total					**2.07**	**1.24**	**82**	**1.19**	**0.73**	**29**
Samat South A	Oxide				0.02	1.96	1	0.16	1.28	7
	Transition				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total					**0.05**	**1.38**	**2**	**1.90**	**1.00**	**61**
Samat South B	Oxide				0.05	2.94	5	0.17	1.51	8
	Transition				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.7	1.76	96	3.36	1.07	115
Samat South B Total					**1.8**	**1.80**	**104**	**3.55**	**1.09**	**124**
Sorowar	Oxide	5.61	1.3	235	8.56	1.08	298	2.40	1.09	84
	Transition	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.3	0.93	39	6.93	0.92	205	19.03	0.90	549
Sorowar Total		**7.45**	**1.23**	**294**	**16.95**	**1.02**	**556**	**21.72**	**0.92**	**641**
Sorowar South	Oxide							0.68	0.82	18
	Transition							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total								**6.35**	**0.68**	**138**
Grand Total		**11.56**	**1.13**	**418**	**70.17**	**1.28**	**2891**	**87.44**	**0.96**	**2701**

Rounding may cause numerical discrepancies

2.7 Mineral Reserves

Table 2-2 summarises the Mineral Reserves and Resources within designed pits for the Simberi deposits.

Table 2-2: Simberi Mineral Reserves and Resources within Design Pits (1 January 2011)

	Proven			Probable			Total Ore		
Pit	**Mt**	**Au g/t**	**koz**	**Mt**	**Au g/t**	**koz**	**Mt**	**Au g/t**	**koz**
Sorowar									
Oxide	6.03	1.23	238	5.40	1.18	205	11.43	1.21	433
Transition	0.55	1.08	19	0.52	1.29	22	1.07	1.18	41
Sulphide	0.38	1.10	13	0.74	1.49	35	1.12	1.36	49
Sorowar Total	**6.96**	**1.21**	**271**	**6.66**	**1.22**	**262**	**13.62**	**1.22**	**533**
Pigiput									
Oxide	3.94	0.73	92	5.35	0.82	141	9.42	0.78	233
Transition				1.67	0.86	46	1.67	0.86	46
Sulphide				12.51	2.39	961	12.51	2.39	961
Pigiput Total	**3.94**	**0.73**	**92**	**19.53**	**1.83**	**1148**	**23.47**	**1.64**	**1241**
Pigibo									
Oxide				3.43	1.00	110	3.43	1.00	110
Transition				1.65	1.21	64	1.65	1.21	64
Sulphide				0.43	2.04	28	0.43	2.04	28
Pigibo Total				**5.51**	**1.14**	**203**	**5.51**	**1.14**	**203**
Samat North A									
Oxide				0.07	0.70	2	0.07	0.70	2
Transition									
Sulphide									
Samat North A Total				**0.07**	**0.70**	**2**	**0.07**	**0.70**	**2**
Samat North B									
Oxide				0.12	0.79	3	0.12	0.79	3
Transition				0.05	3.61	6	0.05	3.61	6
Sulphide				0.33	2.28	24	0.33	2.28	24
Samat North B Total				**0.50**	**2.06**	**33**	**0.50**	**2.06**	**33**
Samat South									
Oxide				0.08	2.37	6	0.08	2.37	6
Transition				0.05	2.16	3	0.05	2.16	3
Sulphide				0.68	2.43	53	0.68	2.43	53
Samat South Total				**0.81**	**2.41**	**62**	**0.81**	**2.41**	**62**
Botlu South									
Oxide	0.74	1.35	32	0.12	1.61	6	0.86	1.39	38
Transition									
Sulphide									
Botlu South Total	**0.74**	**1.35**	**32**	**0.12**	**1.61**	**6**	**0.86**	**1.39**	**38**
Total All Pits									
Oxide	10.71	1.05	363	14.57	1.01	473	25.28	1.03	836
Transition	0.55	1.08	19	3.94	1.11	141	4.49	1.11	160
Sulphide	0.38	1.10	13	14.69	2.33	1102	15.07	2.30	1116
Total All Pits	**11.64**	**1.06**	**395**	**33.20**	**1.61**	**1716**	**44.84**	**1.46**	**2112**

The Mineral Reserves are included in the Mineral Resources stated above.

2.8 Mining

The current mine plan consists of the open pit mining of oxide deposits. The Samat oxide pits have been largely depleted. Ore is currently being extracted from the Sorowar pit.

The Simberi mining operation is a conventional load and haul operation using a mixed fleet of owner and contractor equipment (Table 2-3). Ore from the Sorowar pit is transported to the processing plant by an aerial conveying system. Currently, just over 100,000 t of ore per month is being mined.

Table 2-3: Simberi Gold Company (SGC) Mining Fleet

Machine	Number
Cat 740 articulated truck	8
Cat 725 articulated truck	2
Cat 330 excavator	2
Komatsu PC450 LC-7 excavator	2
Cat D10N dozer	1
Cat D9N dozer	1
Cat D6R dozer	3
Cat 140 grader	1
Cat CS-563E roller	1
Cat IT38G	1
Cat 980G FEL	2

2.9 Processing

The current oxide plant is treating greater than 2 Mtpa at a recovery of greater than 92% gold.

Expansion of the oxide plant is based on providing increased comminution capacity including a SAG mill, and increased leaching and carbon adsorption capacity. Capital cost is estimated at A$32 M for the oxide expansion project.

Metallurgical testwork has aimed at developing a viable flotation, roast, leach flowsheet for the sulphide ore. A preliminary process design has been developed. Preliminary engineering at PFS level has resulted in a capital cost estimate of $188 M for the sulphide plant, and a further $7.6 M for infrastructure associated with the use of Heavy Fuel Oil (HFO) for power supply.

A project to expand of the oxide processing plant capacity to 3.5 Mtpa is currently underway and a Bankable Feasibility Study is currently being conducted to consider a proposed development of a 1.5 Mtpa sulphide processing facility on Simberi Island to facilitate treatment and recovery of gold from sulphide ore.

Operating cost for the expanded oxide plant is estimated at $9.25/t ore milled. This is based on the current operating cost adjusted for increased throughput. Operating cost for the sulphide plant has been estimated from first principles at $23.29/t.

NPV of the combined expanded 3.5Mtpa oxide and 1.5Mtpa sulphide project has been calculated at $334 M. This includes the contribution of the existing oxide project. Cash operating costs are $678/oz.

All dollars are in Australian Dollars (A$) unless otherwise denoted.

2.10 Authors' Conclusions

2.10.1 Mineral Resources

- The Simberi resource is a robust and proven gold deposit.
- The current resource models show a positive reconciliation in the mined pits. This issue should be investigated with the objective of optimising production and potentially increasing the mine life.
- The historical resource at Botlu is accepted as Inferred based on the Author's validations. The resource models should be re-estimated using the current data set and understanding of the deposits' geology.
- The Sulphide resource at Sorowar needs to be drilled and assessed.
- Beyond the Simberi mining lease, the exploration ground held by Allied over the Island group is all very prospective.

2.10.2 Mineral Reserves

- The reserves at Simberi, being based on the resource are also proven and robust.
- Improvements to the reserve position come directly from improvements and increases in the resource.

- The development of some of the satellite deposits will add to the reserve base.
- Inclusion of more Sulphide material has the potential to significantly increase reserves.

2.10.3 Processing

- The current oxide processing plant is operating well and achieving good oxide recoveries.
- The infrastructure that is in place at Simberi Gold is adequate for the 2 Mtpa operation, and with some upgrading including the wharf facility, will be adequate for the 3.5 Mtpa oxide operation and 1.5 Mtpa sulphide operation.
- The author is of the opinion that the proposed oxide plant expansion modifications and additions will be effective in increasing oxide plant throughput to 3.5 Mtpa.
- The capital cost estimate of $32 M for the oxide plant expansion to 3.5 Mtpa is reasonable for the modifications and additions proposed.
- The capital estimate of $188 M for the 1.5 Mtpa sulphide plant design and construction is reasonable.
- The gold grades to be fed to the oxide process plant are low at 1.1 g/t average over the mine life, and maintaining low overhead and operating costs will be critical to project viability.
- The combined 3.5 Mtpa oxide project and 1.5 Mtpa sulphide project is commercially viable with NPV of $334 M (at 10% discount factor) pre-tax, using US$1,000/oz gold price and A$:US$ exchange rate of 0.8. The NPV is sensitive to gold price.

2.11 Recommendations

- The remaining historical resources should be re-estimated incorporating the current geological understanding of the island, recent drilling and other geological data and any updated topographical information. Outsourced this is estimated to cost AUD$50 K.
- The positive mining reconciliation should be investigated. This could be done in-house or outsourced at an estimated cost of AUD$30 K.
- A critical review of current mining operations should be undertaken and any revisions applied to the optimisation, pit design and scheduling. This could be done in-house or outsourced at an estimated cost of AUD$40 K.
- Optimisation of the resource and reserve calculations, final pit designs and scheduling should be revisited on a regular basis. The pit optimisations need to be updated to reflect more recent increasing trend in the gold price.
- Exploration drilling to investigate the nature of the sulphide mineralisation beneath the current Sorowar pit design should proceed as a matter of priority. There appears to be significant potential to increase the sulphide resource and reserve base at Simberi, and thus improve the overall economics of the project, through improving the understanding of the sulphide mineralisation in the Sorowar area.
- Expansion of the oxide plant to 3.5 Mtpa should proceed. Estimated cost is $32 M.
- Allied Gold should consider a Bankable Feasibility Study, in conjunction with additional drilling, which will provide greater confidence to the combined oxide and sulphide project. The cost of a Bankable Study is estimated at $6-$10 M. The total cost of the combined oxide and sulphide project is estimated at $278 M including the $32 M oxide plant expansion.
- Allied should closely manage its operating costs to keep its costs within budget estimates.

3.0 SUMMARY—GOLD RIDGE PROJECT

3.1 Scope

This section is a summary of the Gold Ridge Project CPR which has been prepared separately.

3.2 Property Description and Location

The Gold Ridge Project is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. The project is accessed from Honiara by approximately 40 km of varying quality road.

The mine area is located on the lower northern slopes of Mount Chaunapaho in the central ranges of Guadalcanal Island. The project area is extremely rugged, with very steep gradients and is heavily forested. The area has a north-south aspect and an approximate average elevation of 550 m. The gold deposits are situated in the Chovohio and Charivungo river catchments in the headwaters of the Matepono River. Both these rivers have steep gradients with a combined catchment area of 17.4 km^2 above their confluence. The river system falls from 1200 m (Chovohio) and 800 m (Charivungo) to the sea in 20 kilometres.

The property consists of Special Prospecting License (SPL) #194 covering an area of 130 km^2 which surrounds a 30 km^2 Mining Lease (No 1/1997).

3.3 History

Serious exploration has been undertaken at the site since 1939. The Project was an operating mine from 1998 until June 2000, when it was shut down during the period of civil unrest. During the 22 months that the Valehaichichi mine was actively operating the total gold production amounted to approximately 210,000 ounces.

After the shutdown, the camp and office buildings were destroyed by people taking usable construction material. The refurbishment of the plant by GRML is expected to be completed in March 2011.

The Gold Ridge project is managed by Gold Ridge Mining Limited (GRML), a subsidiary of Australian Solomons Gold (ASG), which is in turn a wholly owned subsidiary of Allied Gold Limited. Allied Gold has held effective control of the property since March 2010.

3.4 Geology

Gold Ridge is located within the central part of Guadalcanal Island which lies between the North Solomon Plate and the San Cristobal Trench. Rock-types occurring on Guadalcanal range from ultramafic to diorite intrusives, felsic to mafic and marine sedimentary rocks to fluvial sediments.

The Gold Ridge deposits are hosted by the Lower Pliocene Gold Ridge Volcanics. The Gold Ridge deposits are concentrations of low-sulphidation intrusion related epithermal gold mineralisation.

Mineralisation is related mainly to alteration and veining and to a lesser extent lithology. Although alteration assemblages are similar throughout Gold Ridge, the relative abundance and intensity of alteration is different for each deposit. Valehaichichi hosts the most intense and concentrated argillic and silica-pyrite alteration. Propylitic alteration survived at Kupers and Dawsons where argillic and silica-pyrite alteration is less intense. Primary porosity of shallow dipping lithologies as well as moderate to shallow dipping fractures and veins combine to impart a strong sub-horizontal distribution to gold mineralisation.

The Gold Ridge project comprises four separate gold deposits called, from north to south, Valehaichichi, Namachamata, Kupers and Dawsons. To date only Valehaichichi has seen any significant mining, mostly by Ross Mining (August 1998 to June 2000). GRML under Allied Gold has recently re-commenced mining operations in the Valehaichichi pit. Numerous artisan workings can be found throughout the mining lease area.

3.5 Metallurgy

The Gold Ridge processing plant treated 4.4 million tonnes of ore from the Valehaichichi pit from August 1998 until the plant was shut down due to escalating civil unrest in June 2000. The plant produced approximately 210,000 ounces of gold at a mean gold recovery of around 78%. Gold recovery generally trended downwards during the period of operations ranging from a high of 86% in May 1999 to a low of 68% in April 2000

In 2005 ASG initiated a metallurgical testwork programme to resolve the reasons for the poor metallurgical performance within segments of the deposits.

The Gold Ridge ores were considered to range from "free-milling" to refractory. Processing by conventional cyanidation resulted in a range of gold recoveries. Gold recovery was shown to correlate with the arsenic content for the fresh and transition ores, but was independent of it in oxide ores.

Average gold recoveries by ore type and by pit, are calculated from the arsenic head grade using a regression algorithm developed from the testwork.

3.6 Mineral Resources

A recoverable resource estimation was undertaken by Hellman and Schofield Limited in 2008. The method used was Multiple Indicator Kriging (MIK). The estimation is based on sample data from Diamond and Reverse Circulation drill holes.

The resource at a cut off grade of 0.5 g/t Au is as shown in Table 3-1.

Table 3-1: Gold Ridge Mineral Resources

Deposit	Cut off	Measured		Indicated		Inferred	
	Au g/t	Mt	Au g/t	Mt	Au g/t	Mt	Au g/t
Valehaichichi	0.5	2.04	1.38	10.56	1.14	4.83	1.21
Namachamata	0.5	1.15	1.92	1.46	1.43	0.43	1.28
Kupers	0.5	3.95	1.54	10.97	1.23	4.30	1.26
Dawsons	0.5	1.09	1.40	17.91	1.27	5.47	1.34
Total	**0.5**	**8.24**	**1.53**	**40.89**	**1.23**	**15.03**	**1.27**

Based on the Author's validation of the Hellman and Schofield work, the models appear to be a consistent and reasonable representation of the data.

3.7 Mineral Reserves

The latest Ore Reserves estimation for Gold Ridge was completed by IMC in June 2010. Based on a USD$850 per ounce gold price the current Reserves are as shown in Table 3-2.

Table 3-2: Gold Ridge Mineral Reserves

Mineral Reserve Category	Tonnage	In situ Grade Au	Predicted Au Recovery	Recovered Au Grade
	dry Mt	g/t	%	g/t
Proved	—	—	—	—
Probable	23.2	1.71	0.82	1.40
Proved + Probable	23.2	1.71	0.82	1.40
Waste	33.4			

The Mineral Reserves are included in the Mineral Resources stated above.

3.8 Interpretation and Conclusions

3.8.1 Resources

The shortcomings of early drilling and sampling have been addressed adequately and the drill sample database used in the resource estimation seems robust. The current resource estimation is a reasonable reflection of the sample database and geological understanding of the deposit. There is potential to improve the selectivity of the resource by reconsidering the variance reductions applied to the models.

3.8.2 Reserves

The mining fleet installed at Gold Ridge is considered appropriate for the application and should provide sufficient capacity to achieve the production rates set out in the Life of Mine plan.

In reporting the Mineral Reserves, appropriate account has been taken of the uncertainty associated with the plant recovery, by converting Measure Mineral Resources within the pit design to Probable Mineral Reserves, rather than Proven Mineral Reserves.

3.8.3 Metallurgy and Processing

The Gold Ridge processing plant operated from August 1998 until the plant was shut down due to civil unrest in June 2000. The plant has recently been refurbished and upgraded. A number of process design changes and plant improvements have been incorporated in the refurbished plant design to increase plant capacity, and mitigate previous operational issues.

Ore commissioning of the upgraded plant commenced in March 2011.

Metallurgical testwork on Gold Ridge fresh and transitional ore samples has shown that the ore types are partially refractory, and that gold recovery is dependent on the arsenic grade of feed. Further variability testing will be required to confirm the gold recovery relationship.

Gold recovery in initial operations is predicted to be 72-74% with ore from the Valehaichichi and Namachamata pits. Recovery is then predicted to increase to 80-85% as increasing amounts of Kupers and Dawsons are processed.

3.9 Recommendations

3.9.1 Mineral Resources

When the exploration and mine drilling is again fully operational the drilling and sampling processes should be reviewed to ensure they have been implemented as documented and are applicable to the Gold Ridge geology and environment.

New drilling should be routinely validated against the current models and trigger updates where changes are noted.

An investigation into the variance reductions applied in modelling should be considered as a possible path to improving the selectivity of the models and consequently any mine planning based on these models.

3.9.2 Mineral Reserves

Once the mine is again fully operational the optimisation parameters used in the reserve definition, especially recovery, should be validated against production data.

3.9.3 Metallurgy and Processing

Variability metallurgical testing should be undertaken on drill samples and plant feed samples to further develop gold recovery prediction relationships, and minimise variations in plant metallurgical recovery.

4.0 COMBINED FINANCIAL ANALYSIS

Financial evaluation of the combined operations of Allied Gold has been completed. Key financial and economic parameters used for the evaluation are detailed in Table 4-1.

Table 4-1: Key Economic and Financial Parameters

Parameter	Units	Value
Discount rate for DCF	%	10
Gold Price	USD/oz	1350
Exchange Rate	AUD/USD	1.00
Exchange Rate	AUD/PGK	0.44

A summary of the combined Allied Gold cashflows is presented in Table 4-2. Figure 4 1 shows the cumulative discounted cashflows, including exploration costs, by year.

The financial analysis shows a positive NPV_{10} (including corporate and exploration costs) of just under AUD$500 M over the life of existing operations at Simberi and Gold Ridge.



Cumulative Discounted Cash Flow (at 10%)
Cumulative Discounted Cashflow (AUD$M)
600.00
500.00
400.00
300.00
200.00
100.00
0.00
-100.00
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Figure 4 1: Allied Gold Overall—Cumulative Discounted Cash Flow

The gold price of US$1350/oz which has been used for the purposes of this financial analysis reflects the average gold spot price from 1 July 2010 to end of May 2011, and is used in the financial analysis to more closely reflect the revenue being generated by the assets. Given that the Company's assets are currently in production and generating revenue at spot prices of above US$1500/oz, US$1350/oz used for this financial analysis can be considered by the Company as conservative and reasonable.

Pit optimisations for the purposes of final pit limit determination and Ore Reserves estimation for individual deposits at Simberi and Gold Ridge were carried out using a range of gold prices between US$350/oz and US$1000/oz, reflecting the view of the long-term gold price which was held at the time that each of the individual pit optimisation and reserve estimation studies were completed.

Table 4-2: Allied Gold Combined Cashflow Statement

All dollar figures in AUD$M	TOTAL	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Simberi															
Revenue	2 472.69	86.46	138.67	150.84	148.74	219.76	273.69	273.11	273.81	232.74	215.06	141.12	133.05	124.62	61.02
Operations	• 1 271.50	• 49.17	• 83.09	• 79.77	• 87.28	• 151.12	• 159.05	• 131.61	• 121.65	• 101.83	• 97.38	• 64.16	• 49.24	• 49.12	• 47.02
Operating SIM Cash flow	1 201.19	37.29	55.58	71.07	61.46	68.64	114.64	141.49	152.16	130.91	117.68	76.96	83.80	75.50	14.00
Capital Expenditure															
Capex—Sustaining	• 87.65	• 3.60	• 36.59	• 10.23	• 7.23	• 3.00	• 3.00	• 3.00	• 3.00	• 3.00	• 3.00	• 3.00	• 3.00	• 3.00	• 3.00
Capex—Mine Development	• 55.01	• 1.14	• 5.05	• 4.32	• 5.37	• 10.98	• 11.20	• 7.05	• 5.49	• 1.51	• 1.24	• 0.63	• 0.38	• 0.51	• 0.13
Capex—Oxide Expansion & Debottlenecking	• 32.00	• 32.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capex—Sulphides BFS & Plant	• 196.29	• 4.00	• 4.00	• 94.14	• 94.14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net SIM Cash Flow	**830.25**	**• 3.45**	**9.94**	**• 37.63**	**• 45.28**	**54.66**	**100.44**	**131.44**	**143.68**	**126.39**	**113.45**	**73.33**	**80.42**	**72.00**	**10.86**
Gold Ridge															
Revenue	1 420.27	116.23	161.65	176.42	151.67	144.16	154.16	149.11	142.64	150.49	73.75	0.00	0.00	0.00	0.00
Operations	• 848.81	• 73.22	• 88.99	• 89.74	• 89.38	• 90.23	• 90.26	• 90.13	• 89.44	• 89.17	• 58.29	0.00	0.00	0.00	0.00
Operating GRML Cash flow	571.45	43.01	72.66	86.68	62.29	53.93	63.90	58.98	53.20	61.32	15.47	0.00	0.00	0.00	0.00
Capital Expenditure															
Capex—Project	• 37.00	• 37.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capex—Sustaining	• 25.18	• 3.17	• 3.80	• 4.38	• 3.91	• 3.01	• 1.67	• 0.83	• 2.92	• 1.48	0.00	0.00	0.00	0.00	0.00
Net GRML Cash Flow	**509.28**	**2.84**	**68.86**	**82.30**	**58.38**	**50.92**	**62.23**	**58.15**	**50.28**	**59.84**	**15.47**	**0.00**	**0.00**	**0.00**	**0.00**
Corporate Costs	• 161.82	• 13.29	• 13.79	• 12.96	• 13.68	• 13.60	• 13.71	• 13.65	• 13.58	• 13.67	• 12.82	• 6.00	• 6.00	• 6.00	• 8.07
Exploration—SIM	• 80.50	• 7.00	• 7.00	• 7.00	• 7.00	• 7.00	• 7.00	• 7.00	• 7.00	• 7.00	• 7.00	• 3.50	• 3.50	• 3.50	0.00
Exploration—GRML	• 32.00	• 4.00	• 4.00	• 4.00	• 4.00	• 4.00	• 4.00	• 4.00	• 2.00	• 2.00	0.00	0.00	0.00	0.00	0.00
NET ALLIED GROUP CASH FLOW	**1 065.20**	**• 24.90**	**54.01**	**19.71**	**• 11.58**	**80.98**	**137.96**	**164.94**	**171.37**	**163.56**	**109.10**	**63.83**	**70.92**	**62.50**	**2.80**
NPV$_{10}$ with exploration costs	**496.89**														
NPV$_{10}$ without exploration costs	**564.50**														

Report Signature Page

GOLDER ASSOCIATES PTY LTD

John Battista
Principal Mining Engineer

Stephen Godfrey
Principal Resource Geologist

JEB/RGB/jlt

A.B.N. 64 006 107 857

At Golder Associates we strive to be the most respected global company providing consulting, design, and construction services in earth, environment, and related areas of energy. Employee owned since our formation in 1960, our focus, unique culture and operating environment offer opportunities and the freedom to excel, which attracts the leading specialists in our fields. Golder professionals take the time to build an understanding of client needs and of the specific environments in which they operate. We continue to expand our technical capabilities and have experienced steady growth with employees who operate from offices located throughout Africa, Asia, Australasia, Europe, North America, and South America.

Africa	+ 27 11 254 4800
Asia	+ 86 21 6258 5522
Australasia	+ 61 3 8862 3500
Europe	+ 356 21 42 30 20
North America	+ 1 800 275 3281
South America	+ 55 21 3095 9500

solutions@golder.com
www.golder.com

Golder Associates Pty Ltd
Level 3, 1 Havelock Street
West Perth, Western Australia 6005
Australia
T: +61 8 9213 7600

Golder Associates

REPORT

17 June 2011

COMPETENT PERSONS' REPORT

Simberi Gold Project, Simberi Island, Papua New Guinea

Submitted to:

Allied Gold Limited
34 Douglas Street
PO Box 2019
MILTON QLD 4064
Australia

Royal Bank of Canada Europe Ltd
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Authors and Competent Persons

Stephen Godfrey	BSc(Hons)(UNE), DipEd(QU), MAusIMM, MAIG Associate, Principal Resource Geologist, Golder Associates Pty Ltd
John Battista	B.Eng.(Mining), MAusIMM, Associate, Principal Mining Engineer, Golder Associates Pty Ltd
Phil Hearse	BAppSc, MBA, FAusIMM, Managing Director, Battery Limits Pty Ltd

Report Number. 117641009-002-R-RevB-Draft-1100

Distribution:

Allied Gold
RBC Europe Ltd

Golder Associates

	AUTHOR/CP	COMPANY	ADDRESS
Golder Associates	Stephen Godfrey	Golder Associates Pty Ltd	Level 2, 1 Havelock Street WEST PERTH WA 6872
Golder Associates	John Battista	Golder Associates Pty Ltd	Level 2, 1 Havelock Street WEST PERTH WA 6872
BATTERY LIMITS	Phil Hearse	Battery Limits Pty Ltd	5/162, Colin Street West Perth WA 6005

Author/CP	Section Responsibility
Stephen Godfrey	1.0-15.0, 17.1-19.0, 19.1,20.1, 21.0, 22.0, 23.0
John Battista	17.20, 18.1, 20.2, 21.0, 22.0, 23.0
Phil Hearse	16.0, 18.2-18.11, 19.2, 20.3, 21.0, 22.0, 23.0

Table of Contents

TABLES

FIGURES

1.0 SUMMARY

1.1 Scope

Golder Associates Pty Ltd ("Golder", the "Mineral Expert") has been requested by the Allied Gold Limited ("the Company") to prepare a Mineral Experts' Report (the "MER") on the mineral assets of the Company. The MER will be reproduced in a Prospectus being produced by the Company in connection with its proposed admission of ordinary shares to the premium listing segment of the Official List of the United Kingdom Listing Authority ("UKLA") maintained by the Financial Services Authority (the "FSA") and admission (the "Admission") to trading on the Main Market of the London Stock Exchange plc (the "Exchange"). The Company is currently listed on AIM, the Australian Stock Exchange and the Toronto Stock Exchange.

Royal Bank of Canada Europe Limited ("RBC") has been appointed as the Company's sponsor in support of the Admission.

The mineral assets of Allied Gold are primarily two gold operations: the Simberi project on Simberi Island in the New Ireland Province of Papua New Guinea ("the Simberi Project") and the Gold Ridge project on the island of Guadalcanal in the Solomon Islands ("the Gold Ridge Project").

This report presents the Competent Persons' Report for the Simberi Project.

For the purposes of Prospectus Rule 5.5.3R(2)(f) Golder Associates accepts responsibility for the information contained in this section of the Prospectus and those sections of the Prospectus which include references to the information in this section. Golder Associates declares that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

For the purposes of Prospectus Rule 5.5.3R(2)(f) BatteryLimits accepts responsibility for the information contained in this section of the Prospectus and those sections of the Prospectus which include references to the information in this section. BatteryLimits declares that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 Property Description

The Simberi Gold Project is located on Simberi Island in the Tabar Islands Group. The Tabar Islands are situated in the New Ireland Province of Papua New Guinea (PNG) at approximately latitude 2.5• South and longitude 152• East. The four sparsely inhabited islands of the Tabar Group are located 130 km east of the capital city of New Ireland Province, Kavieng. The Simberi Gold Project is located within Mining Lease ML136 which covers the eastern half of Simberi Island.

1.3 Ownership

Simberi Gold Company Ltd ("Simberi Gold"), a fully owned subsidiary of Allied Gold Pty Ltd ("Allied") operates the Simberi Gold Mine on Simberi Island.

1.4 Geology

Simberi Island is the oldest and northernmost island of the Tabar Island group. It forms part of a silica-poor, potassium-rich alkaline volcanic Pliocene-Pleistocene island arc to the immediate north of New Ireland, PNG.

The currently known gold prospects on Simberi Island are located in the eastern half of the island, within the central volcanic core and are contained within a sub-cropping epithermal alteration system extending 4 km north-south and 2 km east-west. The host rocks for the mineralisation comprise altered andesitic lava flows or intrusives (porphyries), volcanoclastics and tuffs.

1.5 Mineralisation

Gold mineralisation, however, does not appear to be closely associated with any particular lithology. Where recognised, the main primary control of gold mineralisation is steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Particularly high grades are associated with diatreme-country rock contact zones. Gold mineralisation is generally associated with sulphides or iron

oxides occurring within all variety of hydraulic fractures, such as simple fracture infills, single vein coatings and crackle brecciation in the more competent andesite units and broad disseminations in the naturally porous volcanoclastic rocks.

In the Oxidised zone, the gold is predominantly associated with iron oxides after sulphides, with higher grades occurring with rare vuggy and chalcedonic quartz.

The Sulphide zone mineralisation includes refractory gold hosted by pyrite or marcasite and scarcer arsenopyrite at depth. Trace element analyses indicate the pyrite is arsenian.

1.6 Exploration

The Tabar Island Group has been extensively explored by a number of operators since the discovery of in situ gold in 1981. Exploration in ML 136 is focussed around the identified deposits of Sorowar, Pigiput, Pigibo, Botlu, Pigicow, Bekou and Samat. In addition to these, there are a number of smaller prospects yet to be properly defined. Exploration uses a combination of channel sampling, reverse circulation and diamond core drilling.

In addition to ML 136, Allied also hold Exploration Lease 609 covering most of the rest of the Tabar Island Group. EL 609 is also being actively explored.

1.7 Resource

Table 1-1 summarises the Mineral Resources for the Simberi deposits.

Table 1-1: Simberi Resource (0.5 g/t Au cut off—depleted to 1 January 2011)

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transition				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					**0.07**	**1.71**	**4**	**1.03**	**1.36**	**45**
Botlu	Oxide	1.22	1.14	44	0.45	1.23	18	0.31	1.16	11
	Transition									
	Sulphide							1.45	1.81	84
Botlu Total		**1.22**	**1.14**	**44**	**0.45**	**1.23**	**18**	**1.76**	**1.70**	**95**
Pigibo	Oxide				2.96	1.11	106	0.60	0.89	17
	Transition				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188
Pigibo Total					**9.01**	**1.13**	**327**	**7.33**	**0.93**	**220**
Pigicow	Oxide				0.15	1.65	8	0.29	1.30	12
	Transition							0.11	1.29	4
	Sulphide							2.00	1.26	81
Pigicow Total					**0.15**	**1.65**	**8**	**2.40**	**1.27**	**97**
Pigiput	Oxide	2.89	0.86	80	4.60	0.92	137	2.01	0.79	51
	Transition				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1583	32.25	1	1042
Pigiput Total		**2.89**	**0.86**	**80**	**39.11**	**1.41**	**1776**	**35.03**	**0.98**	**1114**
Samat East	Oxide							0.40	1.13	14
	Transition							0.08	0.78	2
	Sulphide							3.50	0.78	88
Samat East Total								**3.98**	**0.82**	**104**
Samat North A	Oxide				0.11	0.78	3	0.11	0.84	3
	Transition				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total					**0.51**	**0.84**	**14**	**1.2**	**0.86**	**33**
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transition				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.90	1.22	74	1.05	0.73	25
Samat North B Total					**2.07**	**1.24**	**82**	**1.19**	**0.73**	**29**
Samat South A	Oxide				0.02	1.96	1	0.16	1.28	7
	Transition				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total					**0.05**	**1.38**	**2**	**1.90**	**1.00**	**61**
Samat South B	Oxide				0.05	2.94	5	0.17	1.51	8
	Transition				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.70	1.76	96	3.36	1.07	115
Samat South B Total					**1.80**	**1.80**	**104**	**3.55**	**1.09**	**124**
Sorowar	Oxide	5.61	1.30	235	8.56	1.08	298	2.4	1.09	84
	Transition	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.30	0.93	39	6.93	0.92	205	19.03	0.90	549
Sorowar Total		**7.45**	**1.23**	**294**	**16.95**	**1.02**	**556**	**21.72**	**0.92**	**641**
Sorowar South	Oxide							0.68	0.82	18
	Transition							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total								**6.35**	**0.68**	**138**
Grand Total		**11.56**	**1.13**	**418**	**70.17**	**1.28**	**2891**	**87.44**	**0.96**	**2701**

Rounding may cause numerical discrepancies

1.8 Reserves

Table 1-2 summarises the Mineral Reserves and Resources within designed pits for the Simberi deposits.

Table 1-2: Simberi Mineral Reserves and Resources within Design Pits (1 January 2011)

	Proven			Probable			Total Ore		
Pit	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Sorowar									
Oxide	6.03	1.23	238	5.40	1.18	205	11.43	1.21	443
Transition	0.55	1.08	19	0.52	1.29	22	1.07	1.18	41
Sulphide	0.38	1.10	13	0.74	1.49	35	1.12	1.36	49
Sorowar Total	**6.96**	**1.21**	**271**	**6.66**	**1.22**	**262**	**13.62**	**1.22**	**533**
Pigiput									
Oxide	3.94	0.73	92	5.35	0.82	141	9.42	0.79	233
Transition				1.67	0.86	46	1.67	0.86	46
Sulphide				12.51	2.39	961	12.51	2.39	961
Pigiput Total	**3.94**	**0.73**	**92**	**19.53**	**1.83**	**1148**	**23.47**	**1.65**	**1241**
Pigibo									
Oxide				3.43	1.00	110	3.43	1.00	110
Transition				1.65	1.21	64	1.65	1.21	64
Sulphide				0.43	2.04	28	0.43	2.04	28
Pigibo Total				**5.51**	**1.14**	**203**	**5.51**	**1.14**	**203**
Samat North A									
Oxide				0.07	0.70	2	0.07	0.70	2
Transition									
Sulphide									
Samat North A Total				**0.07**	**0.70**	**2**	**0.07**	**0.70**	**2**
Samat North B									
Oxide				0.12	0.79	3	0.12	0.79	3
Transition				0.05	3.61	6	0.05	3.61	6
Sulphide				0.33	2.28	24	0.33	2.28	24
Samat North B Total				**0.50**	**2.06**	**33**	**0.50**	**2.06**	**33**
Samat South									
Oxide				0.08	2.37	6	0.08	2.37	6
Transition				0.05	2.16	3	0.05	2.16	3
Sulphide				0.68	2.43	53	0.68	2.43	53
Samat South Total				**0.81**	**2.41**	**62**	**0.81**	**2.41**	**62**
Botlu South									
Oxide	0.74	1.35	32	0.12	1.61	6	0.86	1.39	38
Transition									
Sulphide									
Botlu South Total	**0.74**	**1.35**	**32**	**0.12**	**1.61**	**6**	**0.86**	**1.39**	**38**
Total All Pits									
Oxide	10.71	1.05	363	14.57	1.01	473	25.28	1.02	836
Transition	0.55	1.08	19	3.94	1.11	141	4.49	1.11	160
Sulphide	0.38	1.10	13	14.69	2.33	1102	15.07	2.30	1116
Total All Pits	**11.64**	**1.06**	**395**	**33.20**	**1.61**	**1716**	**44.84**	**1.46**	**2112**

The Mineral Reserves are included in the Mineral Resources stated above.

1.9 Mining

The current mine plan consists of the open pit mining of oxide deposits. The Samat oxide pits have been depleted. Ore is currently being extracted from the Sorowar pit.

The Simberi mining operation is a conventional load and haul operation using a mixed fleet of owner and contractor equipment (Table 1-3). Ore from the Sorowar pit is transported to the processing plant by an aerial conveying system. Currently just over 100,000 t of ore per month is being mined.

Table 1-3: Simberi Gold Company (SGC) Mining Fleet

Machine	Number
Cat 740 articulated truck(1)	8
Cat 725 articulated truck	2
Cat 330 excavator	2
Komatsu PC450 LC-7 excavator	2
Cat D10N dozer	1
Cat D9N dozer	1
Cat D6R dozer	3
Cat 140 grader	1
Cat CS-563E roller	1
Cat IT38G(2)	1
Cat 980G FEL(2)	2

1.10 Processing

The current oxide plant is treating greater than 2 Mtpa at a recovery of greater than 92% gold.

Expansion of the oxide plant is based on providing increased comminution capacity including a SAG mill, and increased leaching and carbon adsorption capacity. Capital cost is estimated at A$32 M for the oxide expansion project.

Metallurgical testwork has aimed at developing a viable flotation, roast, leach flowsheet for the sulphide ore. A preliminary process design has been developed. Preliminary engineering at PFS level has resulted in a capital cost estimate of $188 M for the sulphide plant, and a further $7.6 M for infrastructure associated with the use of Heavy Fuel Oil (HFO) for power supply.

A project to expand of the oxide processing plant capacity to 3.5 Mtpa is currently underway and a Bankable Feasibility Study is currently being conducted to consider a proposed development of a 1.5 Mtpa sulphide processing facility on Simberi Island to facilitate treatment and recovery of gold from sulphide ore.

Operating cost for the expanded oxide plant is estimated at $9.25/t ore milled. This is based on the current operating cost adjusted for increased throughput. Operating cost for the sulphide plant has been estimated from first principles at $23.29/t.

NPV of the combined expanded 3.5Mtpa oxide and 1.5Mtpa sulphide project has been calculated at $334 M. This includes the contribution of the existing oxide project. Cash operating costs are $678/oz.

All dollars are in Australian Dollars (A$) unless otherwise denoted.

1.11 Authors' Conclusions

1.11.1 Resources

- The Simberi resource is a robust and proven gold deposit.
- The current resource models show a positive reconciliation in the mined pits. This issue should be investigated with the objective of optimising production and potentially increasing the mine life.
- The historical resource at Botlu is accepted as Inferred based on the Author's validations. The resource models should be re-estimated using the current data set and understanding of the deposits' geology.
- The Sulphide resource at Sorowar needs to be drilled and assessed.

- Beyond the Simberi mining lease, the exploration ground held by Allied over the Island group is all very prospective.

1.11.2 Reserves

- The reserves at Simberi, being based on the resource are also proven and robust.
- Improvements to the reserve position come directly from improvements and increases in the resource.
- The development of some of the satellite deposits will add to the reserve base.
- Inclusion of more Sulphide material has the potential to significantly increase reserves.

1.11.3 Processing

- The current oxide processing plant is operating well and achieving good oxide recoveries.
- The infrastructure that is in place at Simberi Gold is adequate for the 2 Mtpa operation, and with some upgrading including the wharf facility, will be adequate for the 3.5 Mtpa oxide operation and 1.5 Mtpa sulphide operation.
- BatteryLimits is of the opinion that the oxide plant expansion modifications and additions as proposed by GRES will be effective in increasing oxide plant throughput to 3.5 Mtpa.
- The capital cost estimate of $32 M for the oxide plant expansion to 3.5 Mtpa is reasonable for the modifications and additions proposed.
- The capital estimate of $188 M for the 1.5 Mtpa sulphide plant design and construction as estimated by GRES is reasonable.
- The gold grades to be fed to the oxide process plant are low at 1.1 g/t average over the mine life, and maintaining low overhead and operating costs will be critical to project viability.
- The combined 3.5 Mtpa oxide project and 1.5 Mtpa sulphide project is commercially viable with NPV of $334 M (at 10% discount factor) pre-tax, using US$1,000/oz gold price and A$:US$ exchange rate of 0.8. The NPV is sensitive to gold price.

1.12 Recommendations

- The remaining historical resources should be re-estimated incorporating the current geological understanding of the island, recent drilling and other geological data and any updated topographical information. Outsourced this is estimated to cost AUD$50 K.
- The positive mining reconciliation should be investigated. This could be done in-house or outsourced at an estimated cost of AUD$30 K.
- A critical review of current mining operations should be undertaken and any revisions applied to the optimisation, pit design and scheduling. This could be done in-house or outsourced at an estimated cost of AUD$40 K.
- Optimisation of the resource and reserve calculations, final pit designs and scheduling should be revisited on a regular basis. The pit optimisations need to be updated to reflect more recent increasing trend in the gold price.
- Exploration drilling to investigate the nature of the sulphide mineralisation beneath the current Sorowar pit design should proceed as a matter of priority. There appears to be significant potential to increase the sulphide resource and reserve base at Simberi, and thus improve the overall economics of the project, through improving the understanding of the sulphide mineralisation in the Sorowar area.
- Expansion of the oxide plant to 3.5 Mtpa should proceed. Estimated cost is $32 M.
- Allied Gold should consider a Bankable Feasibility Study, in conjunction with additional drilling, which will provide greater confidence to the combined oxide and sulphide project. The cost of a Bankable Study is estimated at $6-$10 M. The total cost of the combined oxide and sulphide project is estimated at $278 M including the $32 M oxide plant expansion.
- Allied should closely manage its operating costs to keep its costs within budget estimates.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Golder Associates Pty Ltd (Golder) has been retained by Allied Gold Limited (Allied) to prepare an independent technical report on Allied's Simberi Gold Project in Papua New Guinea (PNG). This report is prepared to conform to both Australian JORC and Canadian National Instrument 43-101 standards. The technical report is required to document the mineral resource estimates, mineral reserve estimates, metallurgy and processing at the Simberi Gold Project.

The Simberi Gold Project is part of Allied's PNG holdings and is located on Simberi Island approximately 500 km north-east of the PNG mainland. The prospect has been systematically explored by a number of parties since 1981 and has been wholly controlled by Allied since 2005.

Stephen Godfrey, Associate, Principal Resource Geologist, with Golder Associates, visited Simberi Island in between 18 January 2011 and 21 January 2011.

John Battista, Associate, Principal Mining Engineer, with Golder Associates, visited Simberi Island between 28 October 2008 and 31 October 2008.

Phil Hearse, Managing Director, with Battery Limits Pty Ltd, visited Simberi Island between 17 and 19 February 2009, and 7 and 12 June 2009.

Table 2-1: Glossary of Terms

AC	Air Core
Accuracy	The ability to obtain the correct result
ALS	ALS Laboratory Group, ALS Chemex is the groups Mineral Division
ASX	Australian Stock Exchange
BFS	Bankable Feasibility Study
BHP	Originally Broken Hill Proprietary Limited, now BHP Billiton
Blank	Sample without metal content to check possible contamination during assaying (e.g. crushed glass)
Cut off	Grade above which mineralised material is considered to be ore.
CRA	Originally Conzinc Rio Tinto Australia now CRA
DataShed	Database Management software—www.datashed.com.au
DD	Diamond Drill
DEC	Department of Environment and Conservation (PNG)
DTM	Digital terrain model—Electronic computer model of topography
Duplicate	Sample that has been split from another to check the field sampling or laboratory's precision
EOM	End Of Month
HQ	Diamond core 63.5 mm
ICP-OES	Inductively Coupled Plasma Optical Emission Spectrometry
IP	Induced Polarisation—geophysical exploration technique
JORC	Australasian Joint Ore Reserves Committee
Kriging	Grade estimation technique incorporating variability by distance
Leapfrog	3D drill data analysis and viewing software
MRA	Mineral Resources Authority
ML	Mining Lease

Multiple Indicator Kriging	Estimation of grades into block model using probabilistic grade estimation techniques incorporating variability by distance
NATA	National Association of Testing Authorities, Australia
NQ	Diamond core 47.6 mm
Ordinary Kriging	Estimation of grades into block model using a grade estimation technique incorporating variability by distance
Ore	Mineralised material that can be economically mined
PNG	Papua New Guinea
ppb	Parts Per Billion
ppm	Parts Per Million—10,000 ppm = 1%
PQ	Diamond core 85.0 mm
Precision	The ability to obtain the same result each time
RAB	Reverse Air Blast
RC	Reverse Circulation
SEM	Scanning Electron Microscope
Standard Sample	Specially prepared sample whose metal grade is very accurately known and certified
Strip Ratio	Ratio of waste that needs to be mined to obtain a unit of ore expressed as tonnes of waste to tonnes of ore.
Tailings	The reject material from the processing plant
TIG	Tabar Island Grid
TSX	Toronto Stock Exchange
Variogram	Mathematical and graphical way of representing variation of data as a function of separation distance
Vulcan	Computer program by Maptek that is used to carry out resource estimation and mine planning—www.vulcan3D.com.
XRD	X-Ray Diffraction analytical technique.

3.0 RELIANCE ON OTHER EXPERTS

This report has been compiled by Golder Associates Pty Ltd (Golder) with contributions from Battery Limits Pty Ltd (Battery Limits) for Allied Gold Limited (Allied). The information, interpretations, conclusions, opinions, and recommendations contained herein are based upon:

- Information available to Golder and Battery Limits at the time of preparation of this report
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and opinions supplied by Allied and other third party sources are listed as references.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Area and Location

Allied Gold's Simberi Gold Project is located on Simberi Island in the Tabar Islands Group. The Tabar Islands are situated in the New Ireland Province of Papua New Guinea (PNG) at approximately latitude 2.5• South and longitude 152• East. The four sparsely inhabited islands of the Tabar Group are located 130 km east of the capital city of New Ireland Province, Kavieng, and 80 km north-west of the Lihir Island site of the world class Ladolan gold deposit. The southern-most island in the group, Tabar Island, lies approximately 30 km north of mainland New Ireland. Simberi Island is the northern-most island of the Tabar Group and measures approximately 10 km east-west and 8 km north-south.


PACIFIC OCEAN
Tabar Islands
Bismark Sea
PAPUA NEW GUINEA
Solomon Sea
Port Moresby
Coral Sea
St Matthias Group
Tabar Islands
Kavieng
New Ireland
Lihir Group
Tanga Group
Namatanai
Bismark Sea
New Britain
Feni Group

Figure 4-1: Simberi Gold Project—Location

4.2 Title

The Simberi Gold Project is operated by The Simberi Gold Company, a fully owned subsidiary of Nord Pacific Limited which is, in turn, a fully owned subsidiary of Allied Gold Limited.

The Simberi Gold Project comprises:

- an open-pit mining operation with an associated gold processing plant, located within the 2,560 ha Mining Lease ML136 on the eastern side of Simberi Island, and
- a larger 69 graticular sub-block/233 km² Exploration Licence, EL609, covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south.

Mining Leases (MLs) in PNG are issued by the Mineral Resources Authority (MRA) on behalf of the National Government. The ML conditions address surface rights such as lost land, trees, vegetation and surface water with compensation due to the lease owner. Alluvial gold rights belong to the citizens of PNG and the landowner.

The lease was conferred on 3 December 1996 for a term of 12 years. On 4 May 2007 the MRA granted The Simberi Gold Company an extension on ML 136 for a term of ten years commencing 3 December 2008 and ending 2 December 2018.

The Simberi Gold Project oxide processing plant has an annual throughput rate of 2 Mtpa with a feasibility study planned to look at increasing this to 3.5 Mtpa.

Exploration for gold within the ML136 is focused on the replacement of oxide resources, hosted by volcanic rocks and investigation of underlying sulphide mineralisation.

The lease is subject to the following conditions:

- The Lessee must follow an approved proposal. A proposal has been submitted and approved.

- The Lessee must comply with the Mining (Safety) Act.
- The Lessee must comply with conditions imposed by the Department of Environment and Conservation and by conditions set out by the Bureau of Water Resources.
- The Lessee must provide the Department of Mining and Petroleum, now the MRA, with six monthly reports on exploration and monthly production figures.
- The Lessee may not use the land without the consent of the State for other purposes than for which the Lease was granted.
- The Lessee must not interfere with the cultural use of the land without permission and will accommodate traditional uses subject to efficient and safe mining practices.
- The Lessee shall compensate the owners of private land which is located within the Mining Lease to a level at least within accordance of the Act.
- The Lessee shall provide the Department of Mining and Petroleum with a Closure Plan and Schedule at least one year before shutdown.
- The Lessee shall stockpile all topsoil, where practical, to be used for re-vegetation purposes.
- The Lessee shall submit the open pit mine plan to the Chief Inspector of Mines six weeks before start of mining operations.
- The Lessee shall submit to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and later.

The conditions of the Approved Mining Proposal were:

- That gold production should have commenced by 31 December 1998. This date was extended to 31 December 2006.
- The Lessee shall provide an alternative water supply to any village whose normal water supply is impacted by the development. This condition has been addressed by the installation of rainwater tanks, piped spring water and bores installed with hand pumps in a number of the affected areas.
- The Lessee shall maintain all drainage channels from the mining areas to minimise flood impacts on village areas.


30,000 mE
40,000 mE
50,000mE
60,000mE
210,000 mN
200,000 mN
190,000 mN
180,000 mN
170,000 mN
SIMBERI
ML136
N
5km
PROSPECTLOCATIONS
SITE/CAMPLOCATIONS
EL609
TATAU
MAPUA
BIGTABAR
ALLIEDGOLDLTD
SIMBERI,TATAU,BIGTABAR&MAPUAISLANDS
ML136&EL609LOCATIONS

Figure 4-2: Simberi Gold Project—Mining Licences with Principal Prospects and Deposits, shown with local metric grid coordinates (TIG)

4.3 Property Boundaries



N
0
2
kilometres
214000 N
212000 N
210000 N
208000 N
206000 N
EL609
ML136
Creeks and Rivers
Access Roads
25m Contours
ML136
EL609
40000 E
42000 E
44000 E
46000 E
48000 E

Figure 4-3: Simberi Island

The bounding points of ML136 were surveyed and pegged by Palanga Surveyors (Rabaul) in consultation and agreement of landowners. The limits of EL609 coincide with the boundaries of selected blocks within the MRA's pre-defined graticule system.

Table 4-1: ML136—Survey

Direction	Latitude	Longitude	TIG_East_m	TIG_North_m
a line starting from	2• 39′ 41.5771″S	151• 58′ 59.5071″E	41838.1	205690.2
then to	2• 38′ 30.9722″S	151• 59′ 08.8972″E	42128.3	207859.0
then to	2• 37′ 50.7484″S	151• 59′ 15.2380″E	42324.1	209094.6
then to	2• 37′ 23.6744″S	151• 59′ 21.5694″E	42519.8	209926.1
then to	2• 37′ 11.3034″S	151• 59′ 13.2708″E	42263.4	210306.1
then to	2• 36′ 58.2258″S	151• 59′ 07.2152″E	42076.4	210707.8
then to	2• 36′ 34.0965″S	151• 59′ 15.0260″E	42317.6	211449.0
then to	2• 36′ 22.5467″S	151• 59′ 31.2811″E	42819.8	211803.7
then to	2• 36′ 26.9386″S	151• 59′ 46.6216″E	43293.7	211668.8
then to	2• 36′ 30.2907″S	152• 00′ 03.9012″E	43827.5	211565.9
then to	2• 36′ 26.2656″S	152• 00′ 16.6492″E	44221.3	211689.5
then to	2• 36′ 25.5196″S	152• 00′ 21.0398″E	44356.8	211712.4
then to	2• 36′ 24.4487″S	152• 00′ 24.6617″E	44468.7	211745.3
then to	2• 36′ 23.4575″S	152• 00′ 26.4053″E	44522.6	211775.7
then to	2• 36′ 26.7222″S	152• 00′ 37.7219″E	44872.2	211675.4
then to	2• 36′ 30.6035″S	152• 00′ 44.5937″E	45085.9	211556.2
then to	2• 36′ 41.4078″S	152• 01′ 20.6950″E	46199.7	211224.3
then to	2• 38′ 09.3200″S	152• 01′ 43.3186″E	46898.5	208524.0
then to	2• 38′ 57.9380″S	152• 01′ 20.6165″E	46197.0	207030.5
then to	2• 39′ 34.1136″S	152• 01′ 07.5247″E	45792.6	205919.3
then to	2• 39′ 56.3371″S	152• 00′ 13.8167″E	44133.6	205236.8
then to	2• 39′ 41.5771″S	151• 58′ 59.5071″E	41838.1	205690.2

There is no requirement for boundary markers on the ground in respect of exploration licences; however, concrete survey markers have been installed. Location of boundaries when required is done using Global Positioning Equipment (GPS). In applying for an ML or SML all lease boundaries must be clearly marked out in accordance with the Mining Act.

4.4 Location of Mineralisation and Mine Workings

All identified mineralisation and mine workings on Simberi Island are located within ML 136 on the eastern side of the island (Figure 4-3).

4.5 Royalties and Encumbrances

A Memorandum of Agreement dated 21 November 1996 details the relationship between the National Government, Provincial Government, Simberi Landowners Association, Tabar Community Government and Simberi Gold Company. Normally the holder of a Mining Lease must pay the PNG government a 2% royalty on the free-on-board (FOB) value of the product if exported without smelting or refining. However, under the Memorandum of Agreement (MOA) all of the royalty is being returned to the landowners whereby 60% goes to Simberi Island, 15% each goes to Tabar and Tatau islanders and 10% to the Central New Ireland Local Level Government. The New Ireland Provincial Government has the right under the MOA to review the royalty distribution if the gold production exceeds 100,000 ounces in any one or more years. A 0.25% mining levis based on gross revenue is paid to the MRA.

4.6 Environmental Liabilities

Historically, there has been no large scale mining and the previous alluvial workings have had no significant impact. There are no pre-existing environmental liabilities.

Prior to construction Simberi must implement an Environmental Management and Monitoring Program (EMMP). Nord submitted a draft EMMP in May 1999 and an amendment to the EMMP (now known as the EMP) addressing changes to the previous scope, prepared by Nord's consultants, was submitted in July 2003.

A baseline environmental survey was undertaken in June 2003 and two further supplementary environmental baseline studies were completed in March 2004 and December 2004. During the environmental baseline studies, a network of monitoring stations was established to support the ongoing collection of data.

The 2005 feasibility study addresses the environmental impacts associated with:

- open cut mining operations and haul roads
- ore processing operations
- pipeline and power line corridors
- deep sea tailings placement, and
- project infrastructure.

The mitigating engineering measures incorporated into the designs are also described.

The project has the following objectives with respect to the environment:

4.6.1 Waste Dumps

Elimination of all waste dumps through adoption of bulk mining techniques at the Samat, Botlu and Pigiput deposits. Waste generation at the Sorowar and Pigibo deposits will be placed within the mining voids. The recent reserve increase has also increased waste tonnages and this additional waste will be stored in land sited waste repositories.

4.6.2 Open Pits

Progressive rehabilitation of the pits to minimise soil erosion and complete re-vegetation.

4.6.3 Pipelines

Provision of engineering safeguards in the design of pipelines.

4.6.4 Access/Haul Roads

Minimisation of soil erosion and dust generation.

4.6.5 Process Plant

Minimise dust generation from crusher and conveyors, containment of chemicals and reagents, comply with air quality and water quality regulations.

4.6.6 Stormwater

Stormwater management of open pits, mine infrastructure and processing plant, minimisation of soil erosion, collection of runoff for use in processing in preference to other supplies, installation of silt curtains at mouth of streams most likely to be affected by the project where practical installation and operation can be obtained.

4.6.7 Deep Sea Tailings

Provision of a proven and accepted tailings disposal method, conservative design parameters and compliance with environmental permit conditions.

A letter on the 24 February 2004 from the Acting Secretary for the Department of Environment & Conservation confirms that the Environmental Plan Approval for the Simberi Oxide Gold Project that was issued on 30 December 1996 under the Environmental Planning Act 1978 is valid and deemed to be an Environmental (Waste Discharge) Permit for the purposes of the Environment Act 2000.

It also notes that the Department of Environment and Conservation is processing the amendment application which was submitted due to the changes in the mine plan and engineering concept.

A further update to the EMP was prepared and submitted in conjunction with the Optimised Feasibility Study and is under consideration by the Department of Environment and Conservation.

4.7 Required Permits

To commence mining in Papua New Guinea the operator needs a granted Mining Lease and an Environmental Permit.

Allied hold water extraction permit WE-L3 (15), issued and commencing 30 December 1996 and expiring 31 December 2053, allowing them to extract water from sources within ML 136 for mining purposes.

Allied also hold Mining Waste Discharge permit WD-L3(36), issued and commencing 30 December 1996 and expiring 31 December 2053.

As part of this process Allied was required to submit a waste management plan. This plan covers the management and disposal of domestic and industrial wastes.

4.8 Surface Rights

From the PNG Mining Act (1992) the granting of ML 136 to Allied confers the following rights:

1) A Mining Lease authorises the holder, in accordance with the Mining (Safety) Act (Chapter I95A) and any conditions to which the mining lease is subject, to:

    a) enter and occupy the land over which the mining lease was granted for the Purpose of mining the minerals on that land and carry on such operations and undertake such works as may be necessary or expedient for that purpose, and

    b) construct a treatment plant on that land and treat any mineral derived from mining operations, whether on that land or elsewhere, and construct any other facilities required for treatment including waste dumps and tailings dams, and

    c) take and remove rock, earth, soil and minerals from the land, with or without treatment, and

    d) take and divert water situated on or flowing through such land and use it for any purpose necessary for his mining or treatment operations subject to and in accordance with the Water Resources Act (Chapter 205), and

    e) do all other things necessary or expedient for the undertaking of mining or treatment operations on that land.

2) Subject to this Act, the holder of a mining lease:

    a) is entitled to the exclusive occupancy for mining and mining purposes of the land in respect of which the mining lease was granted, and

    b) owns all minerals lawfully mined from that land.

The granting of EL 609 to Allied confers the following rights:

1) An exploration licence authorises the holder, in accordance with any conditions to which it may be subject, to:

    a) enter and occupy the land which comprises the exploration licence for the purpose of carrying out exploration for minerals on that land

    b) subject to Section 162, extract, remove and dispose of such quantity of rock earth, soil or minerals as may be permitted by the approved program

    c) take and divert water situated on or flowing through such land and use it for any purpose necessary for his exploration activities subject to and in accordance with the provisions of the Water Resources Act (Chapter 205), and

    d) do all other things necessary or expedient for the undertaking of exploration on the land.

2) The holder of an exploration licence is entitled to the exclusive occupancy for exploration purposes of the land in respect of which the exploration licence was granted.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

Site personnel work rotating rosters and, as Simberi is not serviced by regular passenger services, charter flights are used to transport company personnel from various locations in PNG, including Port Moresby, Rabaul and Kavieng. A company-built airstrip, located at the southern end of Simberi Island on

Company owned land called Pikung Plantation, can accommodate aircraft up to the size of a Bombardier Dash 8 (18.6t, 56 seat twin turboprop).

The company also operates a loading barge, the Lady Geraldine, ferrying bulk supplies to the island on a regular schedule from the mainland towns of Lae in Morobe Province and Rabaul in the New Britain Province. The Lady Geraldine's capacity is supplemented, as required, by privately owned barges chartered from Lae and Rabaul.

The wharf, processing plant, offices and camp accommodation are located at Pigiput Bay on Simberi Island. Material is brought to the process plant by either 40 t articulated dump trucks along the haul road or a suspended aerial conveying system. An island ring road provides access to all parts of the island and the many hamlets inhabited by the islanders along the coast.

5.2 Physiography

The Tabar Group islands are fringed by coral reefs and, with the exception of low-lying and sandy Mapua Island, have rugged and hilly interiors typically up to 300 m in elevation on Simberi Island and up to 600 m on Big Tabar Island. Flat coastal areas may extend up to several kilometres inland.

Simberi Island, where the know gold deposits occur, is approximately 9 km in diameter and comprises a central rugged volcanic core of Pliocene age which rises to over 300 m in height. The volcanic core is flanked by Pliocene to Pleistocene raised limestone reefs. The reefs are surrounded by Quaternary deposits including lower level raised coral reefs, alluvium and present day fringing coral reefs.

The central part of Simberi Island is deeply dissected, a result of the prevailing high rainfall tropical climate, giving rise to sharp ridges and incised valleys. Features such as volcanic craters or caldera structures cannot be pinpointed with any degree of certainty.

The raised limestone reefs form a broken ring of bluffs around the outermost flanks of the central volcanic terrain. These limestone bluffs are topographic highs that rise to elevations of between 180 m to 210 m. The more recent Quaternary reef complexes and alluvial sediments form a flat lying coastal strip.

The vegetation of the Tabar Group of islands varies greatly. Coconut plantations grow notably on Simberi Island and village gardens are tended along the low-lying coastal fringe. Secondary and tertiary forest growth generally covers the hinterland and dense primary rainforest is more restricted to the interior.

5.3 Climate

The Tabar Group is located approximately 2.5• south of the equator, making for a generally humid and wet environment. The islands, however, are not affected by tropical cyclones, being well north of the Southern Cyclone Belt that extends from 10•S to 20•S. Rainfall shows no real seasonal pattern and is distributed throughout the year with a not so distinct wetter period from October through to April. Mean annual rainfall is about 3,000 mm, with monthly totals typically varying from about 30 mm to 600 mm. This range is consistent with data collected at Lihir Island, 80 km to the south-east. There is a no well defined relationship between elevations however rainfall can vary from the coast to the interior. Close to sea level, the winds are generally light; with monthly wind speed usually less than 5 knots. Two wind seasons occur during the year, and vary in duration from year to year. Generally, prevailing winds are from the south-east from May to October, while from November to April, they are mainly from the north-west.

5.4 People and Infrastructure

At the 1990 census, the population of Tabar Island as of the 1990 Census was 660 with 1,415 people living on the Tatau-Mapua Islands. A census of Simberi, in the early part of the 21st century, showed 1,093 inhabitants. The Tabar people speak a common language, Mandara, and share the same cultural rites and beliefs. Many also speak English and Pidgin, the preferred languages for business dealings with Allied. Approximately 280 local people are employed directly by the mining operation making up just over 57% of the total workforce. The remainder of the workforce is made up Australian expatriates (4%) and non-local Papua New Guineans (39%). In addition there are approximately 158 contractor personnel engaged made up in similar proportions of expatriates, non-local and local Papua New Guineans as the mine breakup.

The people are grouped under clans and sub-clans with intermarriage generally forbidden within the same clan. The clans in the Tabar Group are matrilineal, in which the children of a married couple belong

to the mother's clan and look to their mother's people, (particularly her brothers) for ultimate support and guidance. Under a matrilineal inheritance system, maternal uncles pass on land rights to their sisters' children. Land can also be "purchased" in the traditional sense with "shell-money" or "cash-money".

The Tabar Islands are accessible by sea and air and therefore have encountered a great deal of external economic, political, social and cultural influence since the turn of the century. Outside influences have included missionaries and planters as well as German, Japanese, Australian and PNG government administrations.

The coastal strips fringing the islands support the villages' needs. The villagers subsist mainly on food grown in their gardens, with sweet potato being the most popular crop, supplemented by tapioca, banana, taro, coconut and yam. Food gardens are now extending further inland and on cleared slopes of mountains as the coastal strips become increasingly crowded with homes and established plantings of trees such as coconut, betel nuts, traditional nut trees, breadfruit, mango and other fruit trees. Pigs play an extremely important part in the Tabar-peoples' culture as a medium for exchange, gifts, compensation-settlements and for ceremonial feasts.

With the exception of several small portions of land purchased by locals and two plantation leases held by the Allied, most of Simberi Island is held as communal land, owned by various clans. The mineral deposits relevant to this report occur on this communal land. Compensation agreements have been negotiated with each clan within the proposed mining area for loss and disruption caused by mining activities. Title to the deposits and mineralisation rests with the National Government, which then grants rights to development through the issue of mining leases.

The two long term plantation leases, referred to as Pigiput and Pikung Plantations, are located within ML 136 on Simberi Island (Figure 4-3). Both leases are fully controlled by Allied and valid for 99 years from the grant date (Pigiput, 13th June 1985 and Pikung, 1st January 1938). This land is not subject to communal claims from landowners.

The wharf, processing plant, offices and camp accommodation are all located within the 203 ha Pigiput Plantation Lease and the project's airstrip is located fully within the limits of the 140 ha Pikung Plantation lease.

6.0 HISTORY

There is evidence of very limited alluvial gold workings, probably dating from the 1920s, to the north of Sorowar in Matanabol Creek and at Tugi Tugi on Tatau Island.

Prior to systematic exploration being applied in 1981, earlier exploration consisted of reconnaissance surveys searching for copper by Conzinc Rio Tinto and Broken Hill Propriety Ltd.

Nord Pacific Ltd ("Nord") acquired an exploration licence over the Tabar Islands Group in 1981 at which time modern reconnaissance exploration on Simberi Island indentified gold mineralisation. In 1982 a joint venture was established between Kennecott Exploration (Kennecott), Nord Resources and Niugini Mining Ltd, with Kennecott as the operator. The Tabar Joint Venture, Kennecott Explorations (Australia) Ltd (61.6%), Nord (30%) and Niugini Mining Ltd (8.4%), was formed in 1982 to explore for gold mineralisation in Prospecting Authority PA 609-1, on the Tabar Island Group.

Reconnaissance geochemical exploration and geological mapping by Kennecott identified anomalous gold over a large area of eastern Simberi Island. Within this area, there were several prospects with evidence of higher grade and coherent mineralisation. These prospects were systematically aircore and diamond drilled between 1983 and 1990, initially testing both oxidised and sulphidic gold mineralisation, but later concentrating on the oxide material with a view to testing the viability of a low-cost open-cut mining operation.

In 1993, Nord re-acquired the interests of both Kennecott and Niugini Mining. Subsequently Nord continued exploration and in 1996 commissioned a feasibility study. The study demonstrated favourable project economics and culminated in the grant of a Mining Lease (ML 136) to Nord Pacific in December 1996. This Study included a detailed review of deposit geology and mineralisation, data acquisition methods, data validation and Mineral Resource estimation methodology. Resource estimates of the Sorowar, Pigiput, Samat South, Samat North and Samat East deposits were reported. The Project became uneconomic with the decline in the gold price in early 1997.

In 1997, an extensive drilling program tested extensions to Sorowar and two additional deposits, Botlu and Pigibo. In 1998, the oxide Resources at Sorowar were re-estimated using the larger drill database and new estimates were made for the Botlu and Pigibo deposits (see Section 17.1). The program was successful in almost doubling known resources but a desktop update of the feasibility study carried out in 1999 indicated that the low gold price still precluded development.

In 2002, Nord Pacific entered into two joint ventures with PGM Ventures Corporation (PGM), a Canadian public company. The first venture was known as the Simberi Mining Joint Venture (SMJV) and covered development of the gold resources within ML 136. The second was Tabar Exploration Joint Venture and covered exploration within Exploration Licence 609 over the remaining areas in the Tabar Group.

The Simberi Oxide Gold Project is wholly contained within ML 136, which was issued in December 1996 to Simberi Gold Company Limited, a wholly owned PNG subsidiary of Nord Pacific Limited. In January 2003, PGM announced an agreement to vend its interest in the Simberi Project into another Canadian public company, Alive International Inc. This transaction resulted in Alive International becoming a 60% owned subsidiary of PGM.

On 15th November 2004, Allied Gold Limited entered into an agreement with Simberi Gold Corporation ("SGC") to acquire its interests in the Tabar Islands Gold Project. Under the terms of the Agreement, Allied Gold moved to an 87.5% interest (ML136) in the Simberi Mining Joint Venture, which was joint venture between Nord Pacific and SGC, and a 100% interest in EL609 which covers the remainder of the Tabar Island Group. In October 2005, agreement was reached with SGC for Allied Gold to purchase the remaining 12.5% free carried interest in the Simberi Oxide Gold Project. Accordingly, Allied Gold now controls a 100% interest in ML136.

Allied also currently holds title to the 233 km^2 Exploration Licence EL609 comprising three blocks A, B and C, illustrated in Figure 4-2. EL609 Block A covers the remainder of Simberi Island not included in ML136. Blocks B and C cover the islands of Tatar and Tabar respectively. Under the PNG Mining Act (1992), an Exploration Licence may be granted for up to two years and is renewable, subject to the holder reporting on and satisfying prescribed expenditure requirements on approved exploration activities. Documentation for the renewal of Exploration EL609 is currently under review by the PNG Mining Advisory Board.

EL609 Blocks B and C were subject to a Letter of Intent, signed with Barrick (PNG) Exploration Ltd in March 2008, through till 28 February 2010 during which time Barrick (PNG) managed all exploration activity. Allied negotiated a deal allowing Barrick (PNG)'s withdrawal from the terms of the Letter of Intent and has since reassumed management of exploration in the entire area of permit EL609. Allied made an immediate $AUD2.5M payment with a further $A3M to be made in July 2010 to Barrick (PNG) as either cash or Allied shares. Barrick agreed to place its holding of Allied in escrow until 2012.

Table 6-1: History of Exploration Activity on ML136

Year	Activity
1930s	Small-scale alluvial workings in Matanabol, Darum & Waturu Creeks north of Sorowar Figure 4-3.
1960s	CRA (formerly Conzinc Rio Tinto of Australia Limited) undertook reconnaissance for porphyry copper and bauxite.
1969	To 1974, regional mapping by the Bureau of Mineral Resources
1973	BHP reconnaissance for porphyry copper
1981	Nord Pacific Ltd granted PA451
1982	Joint venture formed: Kennecott Explorations Australia Ltd (61.6%), Nord (30.0%), Niugini Mining Limited (8.4%). PA451 converted to PA609
1993	Nord re-acquired all Kennecott and Niugini Mining interests in PA451, after the latter elected to focus on Lihir. PA609 converted to EL609
1996	Nord commissioned feasibility study. ML136 excised from EL609 and granted in December
1997	Drilling campaign almost doubled resources
1998	Project put in care and maintenance due to falling gold price
2001	Simberi Mining Joint Venture between Nord Pacific and PGM Ventures
2003	Lycopodium Pty Ltd updated the 1996 feasibility study
2004	Allied Gold Ltd commenced acquisition of interests in ML136 and EL609
2005	Allied Gold Ltd acquired 100% interest in ML136 and EL609.
	Optimised Feasibility Study completed by Lycopodium Engineering
2006	Allied Gold Limited started mine & mill construction.
2008	Mine production began and mill commissioned.
Mar 2008	Blocks B and C of EL609 joint ventured to Barrick
Jul 2009	Simberi Oxide Plant production achieved total 100,000oz gold
Jul 2009	Simberi Reserves exceed 1Moz (pre-mining Proven & Probable 23.9Mt @ 1.36g/t Au for 1.04Moz gold)
Feb 2010	Allied Gold assumes full control of EL609 after negotiating Barrack (PNG) withdrawal
Mar 2010	Simberi pre-mining MEAS + IND resources total 3.2Moz gold and INF resources total 2.5Moz (78.4Mt @ 1.27 g/t Au for 3.20 Moz of gold, with additional Inferred 78.2Mt @ 0.99 g/t Au for 2.49 Moz of gold)
Sep 2010	Completion of Sulphide Project pre-feasibility study. Reserve increased to 1.31 Moz to 2.15 Moz

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

Simberi Island is the oldest and northernmost island of the Tabar Island group. It forms part of a silica-poor, potassium-rich alkaline volcanic Pliocene-Pleistocene island arc to the immediate north of New Ireland, PNG. This island arc includes the Lihir, Feni and Tanga Island groups that lie to the south-east of the Tabar Group.

The island arc was distorted by a complex underlying subduction system causing the islands to form along north-south tension gashes (Figure 7-1). It is inferred that these deep-seated structures have controlled the location of porphyry intrusives derived from re-melting of the oceanic crust following reversal of subduction coupled with epithermal alteration and associated mineralisation.


SIMBERI
LIHIR >40Moz
GRASBERG >52Moz
FRIEDA RIVER 9Moz
WILD DOG
PANGUNA 16Moz
OK TEDI 10Moz
PORGERA >22Moz
WAFI 5Moz
TOLUKUMA
MISIMA 5Moz
GOLD RIDGE >2Moz
VATUKOULA >8Moz
MT KASI
North
Tonga Trench
North Fiji Fracture Zone
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)

Figure 7-1: Simberi—Regional Tectonic map and Gold Mines

Simberi Island itself is approximately 9 km in diameter and is the smallest of the three islands forming the Tabar Island Group. The rugged central part of the island contains volcanic and intrusive rocks in an area about 6 km in diameter, rising to over 300 m elevation. The volcanic edifice is partially encircled by raised bioclastic reefal limestone.

The interpreted geological history of the island is that of a volcano-intrusive centre in an ocean island arc setting in which the alteration and epithermal gold mineralisation, driven by porphyritic igneous bodies intruded below, was emplaced in the waning stages of volcanism.

Results from a high definition airborne magnetic and spectrometer geophysical survey, dipole-dipole Induced Polarisation geophysical surveys carried out in early 2005 and a helicopter borne high definition time—domain electromagnetic (Heli-TEM) survey undertaken in December 2008 support this interpretation. The geophysics indicates the likely presence of highly resistive porphyry intrusives at depth. Conductive and chargeable clay-pyrite alteration zones lie above and trend away from the interpreted intrusives. Gold mineralisation is often associated with chargeable zones on the margins of intrusives.

7.2 Prospect Geology

The currently known gold prospects on Simberi Island are located in the eastern half of the island, within the central volcanic core and are contained within a sub-cropping epithermal alteration system and structural corridor extending 4 km north-south and 2 km east-west. The host rocks for the mineralisation comprise altered alkaline lava flows or intrusives (porphyries), volcanoclastics and tuffs. Some local fine-grained bedded tuffs with soft-sediment structures may represent lake sediments deposited in maar-like depressions or craters (Figure 7-2). Gold mineralisation, however, does not appear to be closely associated with any particular lithology.

The epithermal system is characterised by widespread surface gold anomalism, a distinctive airborne radiometric and magnetic geophysical signature and ground IP geophysical chargeability and resistivity anomalies. The identified (4 km by 2 km) epithermal alteration system appears coincident with a broad anomalous >0.2 g/t gold surface geochemical halo. There is no thermal spring activity, though remnants of such activity exist.

Subsequent drilling of higher-grade anomalies within this halo has mostly focused on the definition of seven shallow oxide resources and, potentially open pit mining Reserves. Evaluation of deeper sulphide mineralisation has concentrated primarily on the Pigiput and Pigibo deposits, with lesser amounts of deeper drilling being undertaken on the Samat, Botlu and Sorowar deposits. All the known oxide deposits, except Samat East, are immediately underlain or proximal to sulphide gold mineralisation.


LEGEND
North

Figure 7-2: Simberi Island Geology (Simberi Island Grid)

7.3 Interpreted Geological History

The following interpreted sequence of geological events has provided a framework to guide resource estimation and further exploration.

Research suggests typical island-arc volcanoes (10-100 km³ in volume) have typical life spans of 200,000-600,000 years indicating a likely timeframe for events 1 to 5 in Table 7-1. Events 6 to 9 occurred

once the volcano became dormant. Deep weathering and erosion under a tropical weathering regime is presently active.

Table 7-1: Interpreted Geological History

Late Pliocene (3Ma) to Present	
9	Extensional block faulting, producing horsts and grabens
8	Development of latersol on the sediments and deep oxidation of some of the mineralisation
7	Development of local and partial cover of clayey sediments, possibly at the same time as the formation of the now-raised limestone reefs
6	Weathering and oxide development, affecting the upper part of the mineralisation, with oxidation preferentially extending to some depth along major structural zones
5	Introduction of gold mineralisation into some of the zones of hydraulic fracturing, with some spreading into adjacent clastics where structural pathways are available
4	Further alteration (clay, feldspar, magnetite destruction) by porphyry-sourced magmatic fluids, in some cases causing otherwise clayey and altered diatremes to become competent and providing a favourable lithology for subsequent fracturing and mineralisation emplacement
3	Emplacement of multiple diatremes by phreatomagmatic explosive processes along zones of weakness above the intrusive(s)
2	Porphyry intrusion(s) at depth along the same zone, moving up into the volcanic pile, with associated propylitic alteration
1	Formation of a pile of crystalline and clastic volcanics sourced from volcanic activity along a major zone of crustal weakness

8.0 DEPOSIT TYPES

8.1 Simberi

The Simberi Gold Project plans to exploit seven separate prospects on the eastern portion of the island. Sorowar in the north is by far the largest Oxide gold resource (Figure 8-1). Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and have Oxide gold resources of intermediate tonnage but at a grade similar to Sorowar. Pigiput has the largest Sulphide gold resource. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The main Oxide deposits are Sorowar, Pigiput, Samat South, North and East, Botlu and Pigibo. The base of oxidation varies between a few metres to greater than 50 m vertical depth and generally favours higher elevations, from 100 m elevation at Samat to 280 m at Sorowar.

The grade of the mineralisation is related to the natural porosity and degree of fracturing of the host rocks, greatest in the vicinity of steep and moderately dipping feeder structures interpreted to have been the pathways for both alteration and mineralising fluids. Gold bearing Sulphide (unoxidised) mineralisation has been identified at depth beneath Oxide mineralisation at Sorowar, Pigiput and Pigibo, beneath oxide mineralisation and near-surface at Botlu and immediately beneath oxide and transition mineralisation at Samat South and Samat North. Primary gold occurs within sulphide minerals, dominantly arsenean-pyrite, and remains very fine grained when released by oxidation.


SOROWAR
N
0
1
kilometres
210000 N
SOROWAR SOUTH
PIGIBO
PIGIPUT
BOTLU
208000 N
EL609
ML136
SAMAT
PIGICOW
BEKOU
Access Roads
ML136
EL609
Drill Hole Collar

Figure 8-1: Simberi—Mineralised deposit locations

8.1.1 Sorowar

At Sorowar, the largest known deposit on Simberi, the oxide gold mineralisation is associated with an alternating sequence of NW (315•) trending porphyry and volcanoclastic tuff interbeds or intercalations with lesser volcanic diatreme bodies or slices that dip at moderate angles (25• to 45•) to the SW. The diatreme bodies appear structurally controlled, exploiting a series of more recent E-W and NE-SW trending structures.

The main part of the deposit is located at the intersection of a major E-W and NE-SW structures with the most favourable lithological zones being diatreme and brecciated formations. Higher grade zones have an E-W trend.

Irregularities in the depth of oxidation over the Sorowar deposit indicate interplay between lithologies and structures. A NW trending steep dipping surface, interpreted as a fault, marks the western boundary of the main body of oxide mineralisation and coincides with a zone of deep oxidation. It also marks the western edge of a prominent ridge and the eastern side of a shallow valley that contains a superficial clay cover.

Finer grained tuffaceous sediments, with local bedding and soft sediment deformation structures, outcrop on a ridge coinciding with the north-west margin of the pit design. These are interpreted to be either part of tuff-ring sediments ejected around diatreme emplacement centres or maar deposits.

Most of the mineralisation exposed at surface by mining is in fractured porphyry or volcanoclastic/ diatreme material, with gold grade being related to the intensity of fracturing and rock porosity. The higher gold grades, those over 3.0g/t, are often found in intensely fractured (crackle brecciated) porphyries adjacent to a steeply dipping fractures interpreted to have been a fluid flow pathways. Narrow vertical structures and groups of structures in the overlying sediments that can carry gold up to 16.0 g/t, suggest fluids or gases rose upwards through a thick slurry of tuffaceous sand and clay.

Sorowar mineralisation occupies both a shallow valley and ridges to the east and north. The depth of oxidation is greater in the valley than on the ridges, particularly the ridge to the east.

There are several different phases of volcanoclastics and breccias, either mono- or hetreo-lithic, with varying clast sizes varying from sand-sized to several tens of metres. While the tenor of gold mineralisation is more closely related to fracture intensity than lithology the naturally porous volcanic tuffs and breccias host significant disseminated mineralisation.

The main part of the Sorowar mineralised zone is situated at the intersection of an interpreted E-W structural zone with a favourable lithological sequence. Originally, three separate pods of mineralisation were identified outside the original (Oct 2006) planned pit, to the north-west, south-east and east. Subsequent infill drilling, in 2007 and 2008, linked these bodies to the main area of mineralisation. The current pit design (May 2009) has a pronounced elongation of the Oxide pit in a NW-SE direction, consistent with the orientation of the main NW trending fractures (Figure 10-2).

The base of oxidation at Sorowar was re-interpreted in 2008, using three-dimensional surface modelling (wireframing). As in earlier models, broad zones of deep oxidation were identified, though, in detail, significant irregularities in the depth of oxidation indicate interaction between intersecting lithologies and structures. In some places, the model was made to conform to distinct linear deeper-oxidation zones (usually east-west).

There are two oxidised zone forms at Sorowar:

- an upper-oxide zone that matches the topographic profile and rarely exceeds 30m depth from surface, and
- a sheet-like zone that penetrates to a depth of ~100 m below surface and results from the deeper weathering of structural fractures.

Detached sulphide 'pods' in the sheet-like zone, that occur where the rock is less permeable, whether due to the original lithology or its alteration, to allow meteoric fluids to penetrate, are common.

The Sulphide gold mineralisation at Sorowar is less drilled, due to the past focus of solely drilling for shallow Oxide gold. To date, intercepts in the sulphide zone are narrow and generally of lower grade than those in the oxide zone.

Mining of the Sorowar deposit commenced in May 2008.


210800 N
210600 N
210400 N
210200 N
210000 N
209800 N
N
0
400
metres
Drill Hole Collar
Block Model Outline
5m Contours
44000 E
44200 E
44400 E
44600 E
44800 E
45000 E

Figure 8-2: Sorowar Deposit—Drill Collar Locations and Topographic Contours

8.1.2 Samat

At Samat the pattern of the thin layers of mineralisation is suggestive of mineralisation sources along discrete structural zones, with spreading by supergene processes and soil creep at surface, modified by local erosion.


208000 N
207800 N
207600 N
207400 N
207200 N
Samat North
Samat East
Samat South
N
0
200
metres
Drill Hole Collar
Block Model Outline
5m Contours
44600 E
44800 E
45000 E

Figure 8-3: Samat—Drill hole locations and pit design outlines

At Samat South, volcanoclastics and diatremes are closely associated with the mineralisation. An interpreted 085• trending fault to the south marks a boundary between hydrothermally altered and unaltered rocks. Within the mineralised zone itself, structures are not sufficiently well defined to provide limits that can be used in resource estimation.

At Samat North, differences between several twinned drill holes indicate structural complexity. The northern boundary of the mineralisation appears to lie along a NW-SE trending fault. A NE-SW trending fracture zone may pass through the mineralised zone and intersect the northern end of the Samat East structure.

At Samat East, a thin layer of oxide mineralisation extends in a NNE direction, on the western slopes of a prominent ridge.

8.1.3 Botlu

Oxidised material at Botlu is generally thin, up to 10 m deep, however at one location, in the north of the prospect area, oxidation extends to 80 m from surface over an area approximately 100 m by 150 m.

Oxide gold grades tend to be higher near surface decrease with depth. In the south-east of the prospect moderate to high-grade gold in un-oxidised material occurs from near surface to 100 m depth.

Gold mineralisation is associated with highly fractured and altered porphyritic andesite and volcanoclastic rocks, occasionally with minor quartz veining and silicification.



N
0
100
metres
208600 N
208500 N
208400 N
208300 N
208200 N
208100 N
43300 E
43400 E
43500 E
43600 E
43700 E
Drill Hole Collar
10m Contours

Figure 8-4: Botlu—Drill hole collar locations and proposed pit outline

8.1.4 Pigiput


N
0
200
metres
209200 N
209000 N
208800 N
Pigibo
Pigiput
Drill Hole Collar
Block Model Outline
5m Contours
44200 E
44400 E
44600 E
44800 E

Figure 8-5: Pigiput drill hole collar location plan with proposed pit outline

At Pigiput, the near-surface oxide mineralisation is closely associated with an east-west trending ridge. The deeper sulphide mineralisation is interpreted to be related to alteration of the shallow dipping stratigraphy best developed around steeper dipping dominantly NW, N and E trending fractures. The dominant lithologies intersected near-surface in drill holes, are crudely bedded, coarse to fine grained tuffs, with occasional volcanic breccia. Deeper drill holes have intersected fine-grained crystalline rocks that may be either intrusive or extrusive feldspar porphyries. Petrographic analysis reveals a typical latite andesite composition.

The latite andesite porphyries have potential to act as aquitards, allowing alteration veining and replacement to develop in underlying more permeable units around structures that cross cut lithlogical boundaries. The porosity of tuff units is inherently significantly greater than the interbedded andesite units allowing more widespread alteration to occur, leading to total replacement in some cases. Both permeability and porosity in the andesite units is provided by crackle brecciation, best developed at andsite/tuff contacts, particularly around cross-cutting structures.

The main geological units mapped at surface are moderate to intensely altered and interbedded tuffs with alternating coarse to fine beds dipping at shallow angles (5• to 20•) to the south and east.

Structural mapping has highlighted three main trends of fracturing:

1) NW striking, moderate NE dipping
2) N-striking and steeply dipping, and
3) E-W striking, moderate to shallow N dipping.

Higher grade gold mineralisation is mainly associated with silica-carbonate-pyrite and clay-pyrite alteration haloes particularly well developed around the N-striking, steeply dipping structures and in the hanging wall of the moderate to shallow dipping NW trending structures.

The higher-grade Oxide mineralisation occurs in a near-surface layer on the ridge crests, suggesting some supergene enrichment. Oxide mineralisation can extend to over 100 m depth in the mineralised zone. Mineralisation is contiguous into the transitional and sulphide zones.

Sulphide mineralisation at the Pigiput deposit was the main focus of Allied's 2009 exploration programme. Core holes drilled tested the down dip extension of the Pigiput Prospect gold mineralisation defining a broad zone of NW dipping mineralisation that contains structurally related higher grades within lower grade disseminated haloes in both tuffs and brecciated porphyritic andesites.

Gold mineralisation is associated with broad zones of variably intense carbonate and quartz-carbonate replacement and fracture fill alteration. This differs from the clay-sulphide dominant alteration seen in the upper levels of the Pigiput Prospect and also the Samat deposits 1 km south.

At Pigiput, gold mineralisation (>=0.5g/t Au) is associated with pyrite and geochemically elevated arsenic (average 855.6 ppm in 5,682 drill hole sample analyses) and copper values (average 121.4 ppm). While relatively low average base metals levels of other base metal elements (molybdenum 52.0 ppm, lead 163.8 ppm and zinc 271.8 ppm) are noticeably higher than those at the neighbouring Pigibo Deposit.

Base metal contents vary with depth and sulphur content, the latter generally linked to degree of weathering. In the upper 100 m of holes drilled at Pigiput, where sulphur values average 1.0% (typical of Oxide zone), arsenic contents are relatively high (average 1200 ppm) while base metals are low (molybdenum 11.8 ppm, lead 13.0 ppm and zinc 76.5 ppm). This contrasts significantly with samples below 100 m downhole, where sulphur averages 4.0% (typical of Sulphide zone) arsenic contents are noticeably lower (average 541.7 ppm) while base metals are higher (molybdenum 80.7 ppm, lead 271.4ppm and zinc 405.3 ppm). Copper values are similar in both zones, averaging 126.0 ppm to 100 m downhole and 134.5 ppm below 100 m, suggesting the difference in base metal contents is genetic and not simply caused by weathering.

8.1.5 Pigibo

At Pigibo, gold mineralisation (>=0.5g/t Au) is associated with pyrite and geochemically elevated arsenic (average 712.8 ppm in 1670 drill hole sample analyses) and copper values (average 165.8 ppm) and otherwise low average base metals levels (molybdenum 5.3 ppm, lead 10.3 ppm and zinc 90.3 ppm) similar to the upper parts of the Pigiput Deposit. Host rocks are predominantly, porphyritic intermediate intrusive, crackle brecciated where mineralised, with lesser tuffs.

The mineralised zones are interpreted to strike east-west and dip moderately to steeply northwards. These structures run through host rocks (predominantly andesitic in nature) and have a pervasive lower grade halo around them. The 2009/2010 drill programme tested mineralisation over 600 m in length. Drill holes are oriented • 60• south to intersect the mineralisation.

The oxide zone is on average 30-40 m deep although in localised areas it can go deeper. Bottle roll tests on the RC drill chips showed good cyanide leachability of the gold in the oxide zone, consistent with other deposits at Simberi. Poor recoveries were achieved in transition and sulphide materials.

Recent RC drilling in at the Pigibo Prospect, improved section-to-section continuity of the main zone of gold mineralisation (Figure 8-5). The mineralisation follows the crest and southern flank of a hill and is modelled around a moderately north dipping surface, consistent form section-to-section. Two steep NNW trending flexures are interpreted to cross the surface, causing right-lateral off-sets of the mineralised zones and a drop in grade over short strike lengths

The limits of the Pigibo gold mineralisation are yet to be fully defined, being still open at depth on most sections and along strike to the east.

8.1.6 Pigicow

At Pigicow, narrow intrusives of intermediate composite commonly cross cut coarse grained volcanoclastics and andesite/latite flows. In nearly all cases, they are steep to sub-vertical and trend WNW. The contacts are usually gouged and there is little evidence of wall rock alteration. Such contacts may have been activated repeatedly during the volcanic evolution of Simberi and, likely, subsequently.

Diatreme breccias, exhibiting milled clasts and a rock flour, or clay, matrix also trend WNW. Adjacent bodies of intrusive and breccia are common. The diatremes represent a late event, as they often contain clasts of the intrusive lithologies.

Gold mineralisation is rather diluted in oxide, and the protolith fabric is largely degraded yet the primary occurrence is not totally obliterated. Higher grade channel samples may be correlated with porous breccias, for the most part and in such cases, the rocks are usually heavily stained by both hematite and goethite, after pyrite. Lesser jarosite is also present as a supergene accessory in zones of higher gold grade.

IP chargeability profiles define a conductive body that likely represents disseminated primary sulphides (pyrite • arsenopyrite). This body can be traced as WNW trending throughout Samat (five 2005 IP sections) and within Pigicow (one 1997 IP section). Gold grades are attributable to the margins of such a body and this correlation is evident within many drill core/chargeability comparisons, whereby high chargeability represents a clay-pyrite halo (or core), with gold mineralisation focused along the margins. Strong fracturing of margins of such bodies produces a low resistivity.



208400 N
208300 N
208100 N
208000 N
207900 N
207800 N
207700 N
207600 N
N
0
200
metres
Drill Hole Collar
Block Model Outline
10m Contours
Vulcan image
43700 E
43800 E
43900 E
44000 E
44100 E
44200 E
44300 E
44400 E
44500 E

Figure 8-6: Pigicow—drill hole locations

8.1.7 Bekou

Mapping of the Bekou tracks in late 1996 revealed the presence of numerous diatreme breccias containing abundant disseminated pyrite with jarosite staining and pervasive clay alteration. These pipes are largely subvertical trending in WNW direction although flat lying and N-S breccias have been observed. These are invariably bounded by strong fracturing with associated hematite and goethite in boxworks after sulphides. These breccias are relatively devoid of Au mineralisation but their margins are generally well mineralised over some distance.

Field mapping and correlation with gold grades in channel samples at Bekou reveals that the majority of gold mineralisation may be attributed to both fine and large scale structures. Mineralisation is very intermittent and probably represents limited zones of palaeo-dilation within the WNW trending bodies. The broad scale trend of the prospect scale ore bodies is WNW (reflecting the regional trend), with haloes of higher grades to the diatremes commonly highly oblique to this, representing early tension structures which are present throughout the Bismarck region. Such zones are characterised by abundant hematite-goethite replacement of sulphides in structures.

Both diatreme breccias and intrusives have exploited the steep WNW trending structures. Au grades in such diatreme breccias are variable, suggesting that they formed prior to the main mineralisation event. Where they are mineralised, it is usually along the margins or within fracture sets. These diatremes are readily recognisable on the surface by their distinctive blue-grey smectite-pyrite alteration and below the surface by their remarkable high chargeability values (generally 30-40 mV/V).



Drill Hole Collar
Block Model Outline
10m Contours
N
0
100
metres

Figure 8-7: Bekou—drill hole locations

9.0 MINERALISATION

Where recognised, the main primary control of gold mineralisation is steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Particularly high grades are associated with diatreme-country rock contact zones. Gold mineralisation is generally associated with sulphides or iron oxides occurring within all variety of hydraulic fractures, such as simple fracture infills, single vein coatings and crackle brecciation. This fracturing can occur in any rock type competent enough to fail under stress, particularly porphyry (either intrusive or extrusive) but also altered diatreme breccias and tuff deposits. Higher gold grades tend to be associated with higher sulphide/iron oxide content and greater degrees of fracturing. Alteration intensity and areal extent can be correlated with gold mineralisation.

In the oxidised zone, the gold is predominantly associated with iron oxides after sulphides, with higher grades being associated with rare vuggy and chalcedonic quartz.

The gold in the oxide zone occurs as 'free' gold as verified by high gold recoveries during cyanide leach. Gold in mineralised primary rocks includes refractory gold hosted by pyrite.

The particle size of the gold in the oxide zone is very fine (the bulk of it is less than 50 microns) and limited testwork has shown that the gold in primary rocks occurs as solid solution within the fresh pyrite and or marcasite and occasional arsenopyrite crystal lattice. Gold sometimes also occurs with carbonates and base metal sulphides at depth, with or without silver. The most notable silver—gold occurrence is in NW Sorowar.

Fluid inclusion studies of quartz from Sorowar identified a low temperature of homogenisation (207•C). This, along with the fine-grained nature of the quartz and inter-layered clay alteration, is believed indicative of cooler near-surface epithermal levels of a hydrothermal system

10.0 EXPLORATION

10.1 Surveys and Investigations

Gold mineralisation was discovered by modern reconnaissance exploration on Simberi in 1981, though there is evidence of very limited alluvial gold workings, probably dating from the 1920s, to the north of Sorowar.

Reconnaissance geochemical exploration and geological mapping by Kennecott identified a large area of eastern Simberi as being anomalous in gold, within which there were several prospects with evidence of higher grade and coherent mineralisation. These prospects were systematically aircore and diamond drilled between 1983 and 1990, initially testing both oxidised and sulphidic gold mineralisation. Later drilling programs focused on oxide material only.

A helicopter borne magnetic and radiometric survey carried out in 1987 was reinterpreted in 1995 to produce composite radiometric and reduced-to-pole magnetic images. The radiometric data highlights the potassic alteration associated with the known mineralisation. The aeromagnetic data shows the known mineralisation is associated with zones of subdued magnetic response, interpreted as zones of alteration-related magnetite destruction (Figure 10-1).

The aeromagnetic data shows the known mineralisation is associated with zones of interpreted magnetite destruction. These features are evident as zones of subdued magnetic response in contrast to the highly variable magnetic response seen over most of the western half of the island.

Several dipole-dipole IP surveys, pole-dipole surveys, and gradient arrays IP surveys have been carried out on Simberi Island. An image of the dipole-dipole and pole dipole surveys is shown in Figure 10-1.

In conjunction with Barrick's exploration of the Tabar and Tatau Islands, an AEROTEM electromagnetic survey was flown over the leases in December 2008/January 2009. Approximately 530 line km of data was acquired over Simberi Island.

Barrick geophysicists interpreted the main features, shown in Figure 10-2 to be:

- conductive ring due to seawater
- central resistive zone that hosts the known mineralisation
- moderately conductive ring, likely to be a stratigraphic unit, and
- weakly conductive cover, possibly volcanic ash, that is considered prospective and under-explored, (see also Figure 10-3 that overlays the drill hole coverage).

Subsequent systematic exploration programs using aircore, RC and diamond holes by Nord, PGM Ventures and Allied Gold together with surface geochemistry and IP geophysical surveys have continued to increase resources on Simberi.

Ongoing drilling by Allied resulted in increased resources and reserves at Sorowar, Pigiput/Pigibo and Samat. This drilling includes RC and diamond core holes drilled to verify older holes completed by Kennecott and Nord in respect to mineralisation orientations, grade and metallurgy.


EL609
ML136
SIMBERI ISLAND
1000
metres
204,000 mN
Pit Design Outlines
Drill hole Collar
Haul/Pit Access Road
Ropecon Path
ML 136
EL 609

Figure 10-1: Simberi Is—ML136—Comparative Images of Geophysics Data


Conductive Stratigraphy?
Shallow Cover ("Ash")
Seawater – Highly conductive
Kilometers
Resistive Area
(Coincident with K alteration)
AeroTEM Z Channel 10

Figure 10-2: AEROTEM Survey—Interpretation (Barrick, 2009)

SIMBERI ISLAND—2009 TEM GEOPHYSICAL SURVEY


Sorowar
Pigiput
Botlu
Simberi Island and approx caldera margin
Simberi Gold Deposits and Drill Hole Collars

Figure 10-3: AEROTEM 100 m Resistivity with Simberi Drill hole Collars

11.0 DRILLING

Simberi has been explored and developed using channel sampling, Reverse Circulation Drilling and Diamond Drilling. A summary of the drilling history is provided below:

Table 11-1: Adora—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1995	Nord	RC	4	113.00
1997	Nord	RC	6	384.00
2006	Allied	RC	6	268.00
2007	Allied	DDH	4	579.42
		RC	16	884.00
2008	Allied	DDH	1	179.50
Total Adora			**37**	**2,367.92**

Table 11-2: Bekou—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1997	Nord	DDH	3	508.05
		RC	20	1,259.00
2006	Allied	RC	48	1,122.00
Total Bekou			**71**	**2,889.05**

Table 11-3: Botlu—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1986	Kennecott	DDH	6	1,587.10
1987	Kennecott	AC	30	2,662.50
		DDH	3	666.15
1988	Kennecott	DDH	1	218.00
1989	Kennecott	AC	10	1,141.00
		DDH	1	185.70
1996	Nord	MET	2	184.20
		RC	8	302.00
1997	Nord	DDH	3	371.70
		RC	83	4,010.00
1998	Nord	RC	3	450.00
2003	Allied	MET	2	66.00
2010	Allied	RC	2	240.00
		DD	9	2,148.80
Total Botlu			**152**	**11,844.35**

Table 11-4: Kekenminda—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1998	Nord	RC	6	621.00
Total Kekenminda			**6**	**621.00**

Table 11-5: Patan—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1989	Kennecott	AC	10	569.00
2007	Allied	RC	11	848.00
Total Patan			**21**	**1,417.00**

Table 11-6: Pigibo—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1986	Kennecott	DDH	1	302.00
1987	Kennecott	AC	12	1,094.00
1989	Kennecott	AC	2	289.00
1997	Nord	DDH	2	266.10
		RC	31	3,372.00
1998	Nord	DDH	3	878.10
		RC	1	100.00
2005	Allied	RC	4	188.00
2008	Allied	RC	11	1,309.00
2009	Allied	DDH	18	2,376.80
		RC	23	2,753.00
		DD	2	429.60
2010	Allied	RC	31	2,055.00
		DD	6	1,228.20
Total			**147**	**16640.80**

Table 11-7: Pigicow—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1987	Kennecott	AC	10	972.00
1997	Nord	DDH	1	201.00
		RC	21	1,399.00
1998	Nord	DDH	1	100.00
		RC	1	100.00
2004	Allied	RC	1	30.00
2006	Allied	DDH	6	832.00
		RC	100	3,312.00
			141	6946.00

Table 11-8: Pigiput—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1984	Kennecott	DDH	2	526.80
1985	Kennecott	DDH	13	3,052.35
1988	Kennecott	AC	51	6,604.50
		DDH	8	1,855.35
		MET	4	274.00
1989	Kennecott	AC	20	2,605.50
		DDH	10	2,287.60
1996	Nord	RC	15	930.00
1997	Nord	DDH	12	2,830.50
		RC	20	2,015.10
2005	Allied	DDH	7	1,614.90
		RC	7	790.00
2006	Allied	DDH	2	326.10
		RC	4	444.00
2008	Allied	DDH	9	1,933.74
		RC	66	7,283.00
2009	Allied	DDH	47	12,673.20
		MET	5	1,083.10
		RC	4	722.00
		DD	7	2,047.50
2010	Allied	RC	2	328.00
		DD	14	3,211.10
Total Pigiput			**329**	**55,438.34**

Table 11-9: Plant—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1995	Nord	GEOTECH	18	275.30
		RC	6	226.00
2006	Allied	DDH	4	494.00
		RC	1	56.00
2010	Allied	DD	14	271.00
Plant Total			**43**	**1,322.30**

Table 11-10: Samat—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1985	Kennecott	DDH	2	332.80
1987	Kennecott	AC	27	1,905.00
1988	Kennecott	AC	115	8,276.00
		DDH	3	560.20
		MET	6	147.30
1989	Kennecott	AC	68	7,534.50
		DDH	8	1,081.91
		MET	1	38.70
1996	Nord	MET	4	119.40
		RC	95	2,337.00
1997	Nord	DDH	3	673.40
		MET	2	110.00
2006	Allied	DDH	3	659.50
		RC	22	1,030.40
2007	Allied	DDH	2	412.84
		RC	10	406.00
2008	Allied	DDH	1	76.00
		RC	42	1,598.00
2010	Allied	RC	12	1,358.10
		DD	3	577.00
			429	29,234.05

Table 11-11: Sorowar—Drilling History

Year	Company	Hole Type	Number of Holes	Metres
1985	Kennecott	DDH	3	732.60
1986	Kennecott	DDH	3	562.25
1987	Kennecott	AC	61	6,252.50
		DDH	2	435.10
1988	Kennecott	AC	16	1,992.50
		DDH	7	1,583.91
1989	Kennecott	AC	16	1,829.00
1995	Nord	DDH	4	278.40
		MET	6	480.80
		RC	25	1,808.60
1996	Nord	DDH	3	307.40
		MET	2	184.00
		RC	59	3,984.00
1997	Nord	RC	28	2,830.00
2004	Allied	RC	74	6,259.00
2005	Allied	DDH	8	1,330.00
		MET	3	240.10
		RC	120	10,391.20
2006	Allied	DDH	7	1,583.70
		RC	33	3,553.00
2007	Allied	DDH	4	292.17
2008	Allied	MET	5	938.42
		RC	173	14,670.00
2009	Allied	RC	1	98.00
2010	Allied	DD	33	6,828.20
Sorowar Total			**696**	**69,444.85**

Table 11-12: All Deposits—Total Drilling

Deposit	Number of Holes	Total Metres
Adora	37	2,407.92
Bekou	71	2,889.05
Botlu	163	14,233.15
Kekenminda	6	621.00
Patan	21	1,417.00
Pigibo	147	16,640.80
Pigicow	141	6,946.00
Pigiput	329	55,438.34
Plant	43	1,322.30
Samat	429	29,234.05
Sorowar	696	69,444.85
Grand Total	2083	200,594.46

In addition to drilling, various operators have undertaken surface channel sampling. A total of 14,804 samples, each representing approximately 5 m of channel, were collected and analysed and the results stored in the Allied database. The samples have an average grade of 0.52 g/t Au. Some of the channel sampling was used in the estimation of resources done by Minstat Pty Ltd (Botlu and Samat). No channel samples were used in the estimation of Sorowar, Pigiput, Pigibo, Pigicow or Bekou.

To give perspective to the extent and variety of drill sampling undertaken, Table 11-13 to Table 11-18 provide a breakdown of samples generated by prospect, period and drilling method for each of the prospects.

Table 11-13: Drilling Samples by Period and Drilling Method—Sorowar Prospect

Prospect	Year	Company	Drill Company	Hole Type	Samples
SOROWAR	1985	Kennecott	PNG Drillers and Wallis Drilling	DDH	733
	1986	Kennecott	PNG Drillers and Wallis Drilling	DDH	563
	1987	Kennecott	PNG Drillers and Wallis Drilling	AC	3507
				DDH	434
	1988	Kennecott	PNG Drillers and Wallis Drilling	AC	1935
				DDH	1477
	1989	Kennecott	PNG Drillers and Wallis Drilling	AC	1703
	1995	Nord	PNG Drillers	DDH	335
				MET	212
				RC	1802
	1996	Nord	PNG Drillers	DDH	133
				MET	180
				RC	3943
	1997	Nord	Pacific Drilling Services	RC	2794
	2004	Allied	Zenex	RC	6254
	2005	Allied	Zenex	DDH	731
				RC	10391
	2006	Allied	Zenex	DDH	1123
				RC	3553
	2007	Allied	Allied	DDH	276
	2008	Allied	Allied	MET	989
				RC	14607
	2009	Allied	Allied	RC	86
	2010	Allied	Allied	DD	31
				Total	**57792**

Table 11-14: Drilling Samples by Period and Drilling Method—Pigiput Prospect

Prospect	Year	Company	Drill Company	Hole Type	Samples
PIGIPUT	1984	Kennecott	PNG Drillers and Wallis Drilling	DDH	526
	1985	Kennecott	PNG Drillers and Wallis Drilling	DDH	3047
	1988	Kennecott	PNG Drillers and Wallis Drilling	AC	6187
				DDH	1368
				MET	24
	1989	Kennecott	PNG Drillers and Wallis Drilling	AC	2466
				DDH	1352
	1996	Nord	PNG Drillers	RC	899
	1997	Nord	Pacific Drilling Services	DDH	2432
				RC	1985
	2005	Allied	Zenex	DDH	825
				RC	791
	2006	Allied	Zenex	DDH	115
				RC	444
	2008	Allied	Allied	DDH	1528
				RC	7286
	2009	Allied	Allied	DDH	1317
			Capital	DDH	151
				Met	0
				RC	714
	2010		Allied	RC	3
			Allied	DDH	20
				Total	**42373**

Table 11-15: Drilling Samples by Period and Drilling Method—Samat Prospect

Prospect	Year	Company	Drill Company	Hole Type	Samples
SAMAT	1985	Kennecott	PNG Drillers and Wallis Drilling	DDH	333
	1987	Kennecott	PNG Drillers and Wallis Drilling	AC	958
	1988	Kennecott	PNG Drillers and Wallis Drilling	AC	8246
				DDH	557
				MET	19
	1989	Kennecott	PNG Drillers and Wallis Drilling	AC	6683
				DDH	550
				MET	9
	1996	Nord	PNG Drillers	MET	19
				RC	2325
	1997	Nord	Pacific Drilling Services	DDH	730
	2006	Allied	Allied	RC	59
			Zenex	DDH	334
				RC	970
	2007	Allied	Allied	DDH	427
				RC	377
	2008	Allied	Allied	DDH	82
				RC	1605
	2010	Allied	Allied	RC	12
		Allied	Allied	DDH	3
				Total	**24298**

Table 11-16: Drilling Samples by Period and Drilling Method—Botlu Prospect

Prospect	Year	Company	Drill Company	Hole Type	Samples
BOTLU	1986	Kennecott	PNG Drillers and Wallis Drilling	DDH	1579
	1987	Kennecott	PNG Drillers and Wallis Drilling	AC	1464
				DDH	661
	1988	Kennecott	PNG Drillers and Wallis Drilling	DDH	218
	1989	Kennecott	PNG Drillers and Wallis Drilling	AC	1037
				DDH	123
	1996	Nord	PNG Drillers	MET	179
				RC	294
	1997	Nord	Pacific Drilling Services	DDH	315
				RC	3020
			PNG Drillers	DDH	25
				RC	891
	1998	Nord	Pacific Drilling Services	RC	447
	2010	Allied	Allied	RC	2
				DDH	10
				Total	**10265**

Table 11-17: Drilling Samples by Period and Drilling Method—Pigibo Prospect

Prospect	Year	Company	Drill Company	Hole Type	Samples
PIGIBO	1986	Kennecott	PNG Drillers and Wallis Drilling	DDH	302
	1987	Kennecott	PNG Drillers and Wallis Drilling	AC	551
	1989	Kennecott	PNG Drillers and Wallis Drilling	AC	279
	1997	Nord	Pacific Drilling Services	DDH	266
				RC	3067
			PNG Drillers	RC	60
	1998	Nord	Pacific Drilling Services	DDH	398
				RC	98
	2005	Allied	Zenex	RC	187
	2008	Allied	Allied	RC	1309
	2009	Allied	Allied	DDH	2405
				RC	2742
				Total	**11664**

Table 11-18: Drilling Samples by Period and Drilling Method—Other Prospects

Prospect	Year	Company	Drill Company	Hole Type	Samples
ADORA	1995	Nord	PNG Drillers	RC	110
	1997	Nord	Pacific Drilling Services	RC	377
	2006	Allied	Zenex	RC	268
	2007	Allied	Allied	DDH	540
				RC	908
	2008	Allied	Allied	DDH	188
				Total	**2391**
BEKOU	1997	Nord	Pacific Drilling Services	DDH	507
				RC	1233
	2006	Allied	Zenex	RC	1120
				Total	**2860**
KEKENMINDA	1998	Nord	Pacific Drilling Services	RC	613
				Total	613
PATAN	1989	Kennecott	PNG Drillers and Wallis Drilling	AC	557
	2007	Allied	Allied	RC	847
				Total	**1404**
PIGICOW	1987	Kennecott	PNG Drillers and Wallis Drilling	AC	489
	1997	Nord	Pacific Drilling Services	DDH	201
				RC	1353
	1998	Nord	Pacific Drilling Services	DDH	50
				RC	99
	2004	Allied	Zenex	RC	28
	2006	Allied	Zenex	DDH	604
				RC	3308
				Total	**6132**
PLANT	1995	Nord	PNG Drillers	RC	111
	2006	Allied	Zenex	DDH	438
				RC	56
				Total	**605**
OTHER				**Total**	**14005**

11.1 Surveying

11.1.1 Collar Surveys

All hole collars were surveyed (by EDM) during Kennecott's initial exploration program and selectively (51 holes) validated by Nord in mid-1994. The collars of all of the holes drilled by Nord in 1994-97 were surveyed by EDM. During the period 1994-96 detailed topographic surveys were carried out by CPS Palanga, a group of surveyors based in Port Moresby, to yield 2 m contours in the Samat area and 5 m contours in the Sorowar and Pigiput areas. CPS Palanga produced topographic maps showing 10 m contours based on its surveying and field observations, probably the best resolution that could be expected from this survey point density.

During 1996-97 additional surveying located all of the latest drill collars, numerous 5 m channel samples (usually every fifth endpoint), the edges of track formations and many control points. All these data were used to construct topographic surfaces to constrain Nord's oxide Resource models. In 1995, a topographic map over the whole of Simberi Island was prepared using photogrammetry.

All 2004/2005, Sorowar drill hole collars were surveyed by APS surveyors using traditional EDM instruments. Before 2004, drill hole collars and control points were surveyed by CPS Palanga using the same method. An audit by McMullen Nolan and Partners Surveyors Ltd, using two dual frequency GPS units, determined that the Simberi survey had a very high accuracy, with drill holes and control points is accurate to within a few centimetres.

The McMullen Nolan and Partners survey was undertaken to investigate operational problems related to GPS usage and to create a plane coordinate system for the Tabar Islands (Table 11-19) based on UTM WGS84 (IRTF2003).

Table 11-19: Tabar Islands Grid (TIG) Parameters

Element	Value
Ellipsoid	GRS80 (or WGS84)
Projection	Transverse Mercator
Latitude of Origin	0•
Central Meridian	151•58′
False Easting	40,000
False Northing	500,000
Scale Factor	1.00002985
Zone Width	15′
Datum	ITRF2000 (Epoch 12.7.2005)

The conversion formula between the original Simberi Grid and TIG is:

- TIG East = (Sim East * 1.0000184742) + (Sim North * 0.0000723594) + 34993.496.
- TIG North = (Sim North * 1.0000184742) • (Sim East * 0.0000723594) + 104.755 + 200000.

The original Tatau and Tabar grid (the "Tatau Grid") is directly related to the Simberi grid by the addition of constants to the easting and northing. The most extreme difference is for the southernmost hole, hole BA01 at Banesa, where the difference between WGS84 and TIG 31 m east and 14 m north.

The high quality ground topographic surveys over each of the prospect areas remain valid. Between the prospects and over the rest of the island, there is now a topographic digital elevation model (DEM) derived from the airborne geophysical survey. This is an improvement over the previous photogrammetric DEM though, where no ground truthing is done, still represents tree canopy elevations.

Since 2007, CPS Palanga has routinely surveyed major roads, tracks and collars used for drilling and access to mining areas. The topographic surfaces created in these areas are continually updated with the new data, increasing their overall accuracy.

Since late 2007, an additional QC step was introduced to record all collars with a GPS used to cross check the values delivered by the surveying company. This ensures that hole identifiers have not been transposed. The collars are also checked using modelling software against tracks and geographic markers.

11.1.2 Downhole Surveys

Downhole surveys are restricted to some of the diamond drill holes. Nord used a downhole Eastman camera to survey holes at Sorowar (11), Samat South (4), Pigiput (10) and Botlu (3). The lack of downhole surveys for the bulk of the drill holes should have limited effect on the determination of the relatively shallow oxide resources.

Since 2006, Allied has surveyed the bulk of diamond core holes using a Ranger 1100 multi-shot downhole camera. Surveys are typically once the hole is drilled, generally at 30 m intervals from 15 m downhole.

In some instances, surveys were not be taken due to hole collapse or un-retrievable drill strings in the ground. In 2009, the surveying technique was modified to include a reading at 15 m below surface, with this 15 m shot is used as an estimation value for the surface dip and azimuth. Previously, the practice was to use the rig mast line up orientation as the top of hole survey.

Current drill contractors, Capital Drilling, record downhole surveys with an Easy Track multi-shot camera, on a run in basis with a shot taken every 30 m.

All downhole survey data is reviewed and outlier readings are invalidated.

11.2 Drill hole Database

A technical review of the geology, data collection and resource estimation relating to the Pigiput, Samat South, Samat North and Samat East gold deposits was made during June and early July 1996 by Behre Dolbear Associates, who concluded that the work done and the approach was satisfactory. The geology,

data collection and resource estimation relating to the Sorowar, Botlu and Pigibo gold deposits have not been externally reviewed

Drilling in 2004 and 2005 by Allied Gold was subject to significant external review. Golder Associates visited the site in April 2004 and reviewed data collection procedures. The laboratory procedures on Simberi Island were reviewed by ALS Chemex in October 2004 and found to be satisfactory.

In early 2009, the historic data was transferred into a Maxwell's Datashed model. Subsequently generated data is now entered directly into the Datashed SQL database directly, according to the flow chart illustrated in Figure 11-1 and Figure 11-2. The flow chart is a formalised adaptation of the practice followed by Allied since 2007.



Simberi Site Data
Prepared on Working directory on local HDD
Copied on Server, into appropriate Folder on Simberi Server S: Drive
Current
Collar
Survey (DH)
Collar Coordinates
Sampling
Log
MagSus
Drill Details
- Plod Header
- Plod Detail
- Plod Consumables
- Drillhole Diameter
- Drill Plod Events
- Drill Plod Consumables
- Drill Contractor
- Drill Rig
Other
Core Photography
QAQC - Umpire
Density
Geotechnical
Hydrology
New Data on : S:\8.0 SIMBERI - EXPLORATION\4_Data_for_Loading\Drilling
Data validated visually & with Excel.
Corrections reported to db manager for verification.
Important to ensure all required data fields are informed.
Problems identified.
Yes
Errors or missing data are reported back to the source for correction
No
Final validated data placed into "import" folder.
Stored Data on : S:\8.0 SIMBERI - EXPLORATION\4_Data_for_Loading\Drilling
Imported into DataShed Buffer.
Original file manually moved to an "imported" folder on the Server.
Stored Data on : S:\8.0 SIMBERI - EXPLORATION\2_Technical_Data\Drilling
Data undergoes further validation in DataShed.
Problems identified.
Yes
Errors or missing data are reported back to the source for correction
Corrections reported to db manager for verification.
No
Data moved from Buffer into DataShed database.
Any corrections identified need to also be applied to the "imported" file stored on the Server.
Updated reports generated for Datamine, Surpac and MapInfo (weekly)
Internal DataShed validations weekly.

Figure 11-1: Data Flow—Site Data


Simberi Assay Data
Received as .csv or .txt file via E-mail
Data copied and archived on Server
Stored Data on: S:\8.0 SIMBERI - EXPLORATION\2_Technical_Data\Analytical
Stored on Server for processing
Stored Data on: S:\8.0 SIMBERI - EXPLORATION\4_Data_for_Loading
Data validated visually & with Excel
Corrections reported to analysing laboratory
Problems identified
Yes
Errors or missing data are reported back to the source for correction
No
Final validated data placed into import "LAB" folder
Stored Data on: S:\8.0 SIMBERI - EXPLORATION\4_Data_for_Loading\Analytical
Imported into DataShed Buffer
Original file automatically moved to an "imported" folder on the Server
Stored Data on: S:\8.0 SIMBERI - EXPLORATION\2_Technical_Data\Analytical
Data undergoes further validation in DataShed. DataShed will reject assays not conforming to sample information that currently exists
Problems identified
Yes
Any corrections identified need to also be applied to the "imported" file stored on the Server
No
Data moved from Buffer into DataShed database
Updated reports generated for Surpac, Datamine and MapInfo (weekly)
Internal DataShed validations weekly
Reasons for Assays Staying in the Buffer
If no corresponding sample number exists within DataShed from the "Sampling" file originating from site, then the assays stay in the Buffer.
If a Laboratory introduces a new internal standard or blank, then the assay data will stay in the Buffer until the Standard/Blank Library is updated.
Figure 11-2: Data Flow—Assays

12.0 SAMPLING METHOD AND QUALITY CONTROL MEASURES

12.1 Kennecott Sampling

During the early part of the aircore drilling program (up to approximately RC320, February-May 1989), each 1 m sample was collected from a cyclone in a calico bag. The sample was dried and jaw crushed to less than 7 mm and a 1.5 kg riffle split sub-sample dispatched for assay. Approximately 100 g of chips from each sample were sieved and retained in transparent plastic boxes. The remainder of each sample, approximately 7 kg, was stored on site but are now not accessible because the calico or plastic bags containing them have disintegrated.

At the laboratory, the 1.5 kg jaw-crushed sample was split to 250 g, disc pulverised to • 80 mesh, further split to a 50 g sub-sample and finely pulverised for assay (Figure 12-1).

Lack of correlation between duplicate and original sample assays obtained from a preliminary check assay program led Kennecott to believe that the sampling procedure was deficient. To address this issue, the sample preparation procedure was revised (Figure 12-2). The original sample was then dried, jaw-crushed, hammer-milled to a • 80 mesh then a 250 g split was taken and sent to the laboratory.


Initial Kennecott Sampling Procedure
1 m sample dried and jaw crushed to <7 mm
riffle split
1.5 kg sample dispatched to laboratory
split
250 g disc pulverised to -80 mesh
split
Fine pulverising 50 g assayed
Approx. 7 kg residue stored on site
Approx. 100 g chips retained

Figure 12-1: Kennecott—Initial Aircore and RC Sample Preparation Chart


Revised Kennecott Sampling Procedure
1 m sample dried, jaw crushed and hammer-milled to -80 mesh
riffle split
250 g sample dispatched to laboratory
split
Fine pulverising 50 g assayed
Residue stored on site
Approx. 100 g chips retained

Figure 12-2: Kennecott—Revised Aircore and RC Sample Preparation Chart

The 1 m diamond drill core samples were cut in half using a diamond saw, dried, jaw crushed, hammer-milled to • 30 mesh then a 200-250 g sub-sample was pulverised to • 80 mesh (Figure 12-3). The pulverised sample was dispatched to the laboratory where a 50 g split was finely pulverised for assay.


Kennecott Diamond Sample Preparation Chart
1 m ½ core dried, jaw crushed and hammer-milled to -30 mesh
split
200–250 g pulverised to -80 mesh
split
50 g fine pulverising and assay
Remaining core stored on site

Figure 12-3: Kennecott—Diamond Core Sample Preparation Chart

12.2 Nord Sampling

Nord sampled aircore, RC and diamond holes every 1 m. Approximately 100 g of every RC sample (chips) were washed, dried and retained for reference. Aircore and RC samples weigh around 7-9 kg (depending on bit diameter). They were collected in polyweave bags direct from a cyclone. Every aircore and RC sample was dried in a wood-fired oven and hammer-milled at a Nord sample preparation facility, located on Simberi Island, to approximately • 30 mesh (Figure 12-4). The sample preparation facility was supervised by contract personnel from Astrolabe Pty Ltd, an analytical laboratory in Madang. A 1 kg subsample was riffle split for dispatch for assay and the remainder stored.

Nord Aircore and RC Sample Preparation Chart


1 m sample 7-9 kg
dried
Hammer-milled to -30 mesh
split
1 kg to laboratory
split
50 g finely pulverised and assayed
100 g chips washed, dried and retained
Residue stored on site

Figure 12-4: Nord—Aircore and RC Sample Preparation Chart

Diamond core was photographed, logged and cut in half using a diamond saw. One half was dried, jaw-crushed, hammer-milled and reduced to a 1 kg sub-sample using a riffle splitter. The sub-samples were dispatched to Astrolabe (Madang, PNG) for final preparation and assay up until September 1996. At the laboratory the 1 kg sub-samples were dried, pulverised and a 50 g sub-sample was fire assayed for gold using an AAS finish (Figure 12-5). The laboratory maintained its own quality control with two Gannet gold standards and blanks. After September 1996, the samples were dispatched to Australian Laboratory Services (ALS) in Townsville, Queensland, for preparation and assay using the same method. Pulp rejects from the ALS Laboratory are in secure storage.

Nord Diamond Sample Preparation Chart


1 m ½ core
dried
Jaw-crushed, hammer-milled to -30 mesh
split
1 kg to laboratory
split
Fine pulverising 50 g fire assay* AAS finish
½ core stored on site
Residue stored on site

Figure 12-5: Nord—Diamond Sample Preparation Chart

12.3 Allied Sampling

12.3.1 RC Sample Processing

Whole RC samples were collected at 1 m intervals. Approximately 100 g of chips from each RC sample were washed, dried and retained for reference. The remainder of the samples were dried on galvanised core trays in wood fired copra driers. Each sample was then jaw-crushed, hammer-milled to • 80 mesh and reduced to two approximate 1 kg sub-samples using a riffle splitter. One 1 kg sample was hammer-milled to • 30 mesh and the other "reject" split was archived on site for a minimum of 3 months after assays were returned (Figure 12-6).

The 1 kg crushed samples were dispatched to ALS and finely pulverised. A 50 g sub-sample was fire assayed for base metal analysis and the remainder for stored at their facility in Garbutt, Queensland. The Simberi processing equipment was flushed with glass before each hole was processed.

Allied RC Sampling Procedure to 2006



1 m sample dried, jaw crushed, hammer-milled -80 mesh
riffle split
1 kg sample hammer-milled to -30 mesh, sent to lab.
split
50 g finely pulverised and assayed
1 kg "reject" stored on site
Remainder stored at facility

Figure 12-6: Allied—RC Sample Preparation Chart

In mid-2008, a new core shed and sample preparation facility was constructed with upgraded security and new sample processing equipment to reduce processing risks (e.g. contamination, theft, etc).

This allowed a change to the RC sampling and preparation procedures, as described below:

RC Field Technicians:

1) Collect whole samples from cyclone in large polyweave bags. Bags are to be marked with hole identification (Id) and depth-from and depth-to information (in metres).

2) Weigh entire sample (procedure started later 2008), record in notebook along with condition of sample (Wet/Dry/Moist).

3) Place sub-samples in calico bags with the following information recorded on the bag: date collected, the hole Id, prospect, depth-from, depth-to and whether the sample is a "reject" or duplicate.

    3.1) For dry/damp samples, reduce volume using riffle splitter to approximately 500 g for processing and approximately 500 g for a "reject" archive sample.

    3.2) Spear wet samples to obtain two 800 g sub-samples, one for archive and one for processing (quantity may change depending on the capacity of the drying oven).

    3.3) Collect riffle split field duplicate samples.

    3.4) Collect samples for reference chip trays, by washing out the fines using water and an appropriate sieve, and record the relevant data on the chip tray (hole Id, prospect, depth-from, depth-to).

4) Send sub-samples, grouped by hole Id., to sample preparation technician in a logical order and notify a geologist of their readiness.

Sample Preparation Technician:

1) Place sub-samples in the electric ovens until dry, recording the date the sample arrived and where from, and actively update the ledger and white board of all sample movements during preparation.

2) When drying, samples can be turned and broken up if high clay content causes significant clumping.

3) Receive samples Id and QC insertion sheets from geologist, locate blanks and required CRM samples. Field duplicates and Blanks must be processed in the sequential order as provided on the sampling sheet.

4) Sample pulverising:

   Clean bowls and pucks at the beginning of the run using the provided material (typically clean glass). Process samples in order and as a single batch per hole. Bowls are to be blown out with compressed air and a brush. If caking has occurred then bowls are to be cleaned with crushed glass.

   RC samples of up to 600 g are to be milled in the LM2 to obtain a 90% pass through 75 microns for dispatch to the Laboratory. Running time is approximately minimum 3.5 minutes. If the sample feels gritty after an initial run, it is pulverised again.

   i) Three samples are to be collected directly from the bowl (QC samples plus an extra).

   ii) Approximately 100 g samples are dispatched in 3 • 4 wire tie craft bags. To ensure samples are easily locatable and sorted, groups of 10 samples are placed in a larger poly bags with sample number ranges recorded on them.

   iii) The 150-200 g archive pulp samples are stored in 5 • 9 wire tie craft bags for permanent storage. All samples are to be bagged into the large poly bags then into polyweave bags.

   iv) To collect pulp duplicates—resample from the bowl as indicated on the sampling list provided by the geologist.

   v) Collect the Inter-laboratory check samples at the rate of (2-3%) and record in the ticket book the parent Id. Inter-laboratory check samples are stored separately ready for dispatch.

   vi) One teaspoon per sample is collected within a batch and placed into a polyethylene bag (mixing samples together) this is for sizing fraction determinations where the mixed sample is weighed and the wet sample is sieved, the coarse fraction is weighed and the grid efficiency is determined. The generated fractions are included for analysis, at the end of the batch to determine whether grinding and sample homogenisation are adequate.

5) Samples ready for dispatch:

   Once in a logical order with sequential sample Ids, the samples will be dispatched as a single hole batch to avoid risks associated with sample swaps. Notify the geologist of hole Ids, sample number ranges and that the batch will be dispatched. When the required documents are received, place a copy in the box with the samples and a copy on the box, clearly addressed to the appropriate laboratory(s).

6) The preparation white board and ledger are updated accordingly.

7) The sampling sheet is returned to the geologist with any variations (e.g. if an alternate CRM was used or if a variation in sample Id assignment per sampling interval occurred).

The RC sample flow chart used since mid-2008 is presented in Figure 12-7.

Drill RC Sampling Flow Chart


Geologist
Dozer
Sampler
Surveyor
Transport
Core Technician
Quality Assurance
Plan Drill Programme
Create Drill Pads
Inspect pads specify requirements
Take sample 15-25kg, m interval, hole id, date recorded on bag
Pick up drill hole collar
Log and archive
Initial sample weighed and split
Cross-check survey co-ordinates with GPS pick up
Move from field to sample preparation area
Dry
Verify and add to database
Chip tray sample
Sample 400-600g 3% duplicate split for QC
Bagged sample QC, Sample ID
Pulp re-sample duplicate
Inter-laboratory check and sample taken
Reject archive taken 400-600g
Dispatch
Interpret and plan
Sample tracking/ result

Figure 12-7: Allied—mid-2008 RC Sample Flow Chart

12.3.2 Core Sample Processing

Before mid-2008, drill core samples were processed in a similar way to the RC samples. Core was sampled on 1 m intervals, cut in half using diamond saws and dried in wood fired copra driers on galvanised core trays. One half of each sample was stored on site in the secured core shed, the other half of each sample was crushed with a jaw crusher and split to two approximately 1 kg. One 1 kg sample was hammer-milled to • 30 mesh and the "reject" sample was archived in the core shed for a minimum period of 3 months after assays were returned.

The Simberi processing equipment was flushed with glass before each hole was processed. The 1 kg samples were dispatched to ALS Townsville for pulverising and a 50 g sub-sample was fire assayed for base metal analysis (Figure 12-8). ALS forwarded the remainder of the 1 kg samples for storage at their facility in Garbutt, Queensland.

Allied Diamond Sample Preparation Chart to 2006


1 m ½ core dried, jaw crushed and hammer-milled to -30 mesh
split
1 kg pulverised to -80 mesh
split
50 g finely pulverised and assayed
Remaining core stored on site
1 kg "reject" stored on site

Figure 12-8: Allied—Diamond Core Sample Preparation Chart—to 2006

In early-2008, an Almonte automatic core saw was commissioned with the interest of reducing core handling and the advantage of closing core cradles to preserve the integrity of the core during cutting. Also, the security of the logging, preparation area and storage facility areas were upgraded with extra fencing, and repairs to damaged doors and windows. Furthermore, core trays were changed from galvanised metal to plastic, to remove the problem of tray deterioration due to sulphides reacting with the metal.

The inauguration of the new logging and sample preparation facility in mid 2008 allowed a change to the core drill sample methodology as described below:

Core Yard Technicians:

Note: Sampling of diamond core can only occur once the logging and technical operations have occurred.

1) Cutting core, using the Almonte automatic core saw, if the sample is not suitable for cutting then it is sampled by splitting with another appropriate method. Notes are made on the sampling list if variations or discrepancies have been identified and amended, after consultation with the responsible geologist (samples should be no smaller that 30 cm and no longer than 1.2 m). Samples are based on geology but have a maximum length of 1.2 m with the target being 1 m.

2) Following the sampling list, half core is put in calico bags ready for drying, bags are marked with the hole id, depth-from and depth-to information and date.

Sample Preparation Technicians:

Primary duties of the core yard technician include performing bulk density determinations, putting trays in sequential order, photographing of core and weighing the core.

After the geologist has provided the cutting and sampling list and has marked the core for cutting, the following procedure applies:

1) Samples are transported to sample prep in their groups and kept in a logical order where possible, and geologist are notified of readiness.

2) Preparation technician receives samples places in electric ovens until dry, the preparation ledger is updated recording the date arrived and location of samples in preparation, the information is updated with all sample movements.

3) Core is dried in the electric oven at 106•C, the Blank samples are added to the process cue.

4) Once dry the samples are crushed the using the Terminator Jaw Crusher, cleaning the jaws with compressed air in between samples.

5) Sub-samples of approximately 500 g for processing are generated using a riffle splitter, duplicate splits of crush are also taken in this step, the residual jaw crush is archived for a minimum of 3 months after assay results are returned and are only disposed of upon the Chief Geologist's consent.

6) Sample pulverising:

    6.1) Bowls and pucks are cleaned at the beginning of the run utilising the provided material (typically clean glass). Processing occurs with samples in order and as a single batch per hole.

    6.2) Approximately 600 g is processed in the LM2. Typical running time is 3.5 minutes. If the sample feels gritty after the run, mill the sample again.

    6.3) Typically 3 samples are collected directly from the bowl (more samples are required to include the QC samples):

        6.3.1) For pulp sample for analysis (approximately 100 g), place them in the 3 • 4 wire tie craft bags and package them so that they can be easily sorted and audited.

        6.3.2) An archive pulp sample (approximately 200 g) is collected and placed in the 5 • 9 wire tie craft bags for permanent storage. All samples are placed into the large polyethylene bags then into a polyweave bag and stored in the core shed.

6.3.3) Pulp duplicate samples are collected as indicated on the sampling list as provided by the geologist.

6.3.4) Inter-laboratory check samples are taken at the rate of 2-3%. The parent id is recorded in the ticket book and samples are stored separately and prepared for dispatch.

6.3.5) One teaspoon of each sample within a batch is taken and placed into a polyethylene bag for mixing. This is for grind efficiency determinations where the generated fractions are to be included for analysis at the end of the batch.

7) Samples are dispatched in a clear and logical order with sequential sample ids and as a single hole per batch.

8) The preparation lab whiteboard and ledger are updated with all movements of the samples through the facility.

9) The sampling sheet is returned to the geologist, with any variations to the sampling being noted (e.g. if an alternate CRM was used, or if a variation in sample id assignment occurred).

The drill core sample flow chart used since mid-2008 is presented in Figure 12-9.

DDH Sampling Flow Chart


Geologist
Dozer
Diamond Driller
Surveyor
Transport
Core Technician
Quality Assurance

Figure 12-9: Allied—Post mid-2008 Diamond Drill Hole Sample Flow Chart

12.3.3 Procedural Variations

In late-2007, 11 drill holes (918 samples) were analysed by Kalassay Laboratories in Western Australia. In the first quarter of 2008 26 RC holes and 4 diamond holes (2,161 samples) were sent to Quantum Laboratories in Western Australia. Both laboratories performed Fire Assay on a 50 g charge. The use of both laboratories was discontinued due to slow turnaround times.

12.4 Bulk Densities

A bulk density of 1.7 t/m³ was used in resource estimates prior to 1994 for Sorowar, Pigiput and Samat deposits. This was based on laboratory tests done by Kennecott comprising 179 diamond hole samples from Samat South (41), Pigiput (69) and Sorowar (69). Kennecott commented that the samples that were tested were generally more competent, so there may have been some selection bias in the results.

In late 1994 Nord carried out some dry bulk density determinations of near-surface material exposed in bulldozer cuts crossing the prospects. This was achieved by forcing a steel box of known volume into the material and weighing and drying the excavated material. These tests yielded average values of only 1.0 t/m³.

Bulk densities of oxide material measured in drill core samples by Nord ranged from 1.0 at surface to 1.9 at 55 m depth. There was no relationship between grade and bulk density.

For the Sorowar resource estimate reported in Lycopodium, 2003 a total of 525 bulk density determinations were made from nine PQ diamond holes (SO15—SO19, SO22—SO24 and SO27). These holes were drilled within the 1995 conceptual pit, between 36 m and 115 m deep and for metallurgical or grade characterisation purposes. These determinations showed that there was an increase in dry bulk density and a decrease in water content at depth.

Forty bulk density measurements were taken from one diamond hole (SO28) at Sorowar for the 2005 FS update. Results were consistent with the existing data.

Since 2006, Allied have carried out bulk density measurements on Sorowar, Pigicow and Pigiput deposits (Table 12-1), bringing the number of measurements taken to over 4 800. From 2008, bulk density measurements were routinely taken from full core before cutting and sampling.

Since 2009, a program of determining density by tray has been used to validate the point density measurements. Nearly 5,000 tray measurements have been made for core from Pigiput and Pigibo.

Table 12-1: Bulk Density Measurements—since Inception

Material	Prospect	Number of samples	Average Dry Density (tm^{-3})
OXIDE	Botlu	144	1.84
	Pigiput	589	1.65
	Pigicow	21	1.61
	Samat	50	1.42
	Sorowar	464	1.67
	Pigibo	89	1.78
OXIDE Total		**1357**	**1.67**
TRANSITION	Botlu	2	1.73
	Pigiput	264	1.92
	Pigicow	4	1.65
	Samat	32	1.57
	Sorowar	26	1.85
	Pigibo	72	1.94
TRANSITION Total		**400**	**1.89**
SULPHIDE	Botlu	201	2.01
	Pigiput	3568	2.13
	Pigicow	50	1.86
	Samat	218	2.05
	Sorowar	125	2.03
	Pigibo	342	2.12
SULPHIDE Total		**4504**	**2.12**
Grand Total		**6261**	**2.01**

12.5 Bulk Density Determination Method

A detailed description of the bulk density determination method used is given in "Physical and Metallurgical Characterisation of Diamond Holes SO15-SO19, 0Sorowar Oxide Deposit" by Tony Macfarlane, June 1995. In summary, the method was as follows.

A total of 525 bulk density determinations were made from diamond core from nine PQ diamond holes (SO15-SO19, SO22-24 and SO27) drilled to between 36 m and 115 m depth for metallurgical, geological or grade characterisation, within the 1995 Sorowar conceptual pit. Diamond hole SO19 had an average dry bulk density of 1.69 t/m³. Nord found an increase in dry bulk density and a decrease in water content with depth. They found no relationship between mineralisation (gold and arsenic values) and depth.

Additional dry bulk density determinations were made for diamond holes SO15-SO18, SO22-24 and SO27. Nord found small differences between the depth and bulk density relationship in holes in the centre and the north-east sector of the deposit. Near the centre of the 1995 conceptual pit dry bulk densities increased from approximately 1.0 t/m³ at surface to about 1.8-1.9 t/m³ at 40-55 m depth, after which the dry bulk density remains constant. This was located within an interpreted zone of deep oxidation affecting both porphyry and volcanoclastic/diatreme lithologies.

In the north-east, SO17 has a dry bulk density of approximately 0.8 t/m³, near surface, increasing to 1.6 t/m³ at 20 m depth then remaining constant. SO18 has a constant dry bulk density, of approximately 1.6 t/m³, between 4 m and 35 m depth. These holes were collared at higher elevations than the others and intersected tuffs and diatreme breccias rather than porphyry.

It is clear that there is a progressive increase in dry bulk density with depth. Nord chose to model the BD using a spherical variogram to estimate between 1.0 t/m³ at surface and 1.9 t/m³ at and beyond 55 m depth. The spherical model parameters were nugget=1.0, sill=0.9 and range=55.

12.5.1 Allied—Since 2008

All bulk density determinations have been performed using the water displacement method. Samples are approximately 20 cm long and taken on average of 1 sample per tray. After sample weights are recorded wet, the samples are wrapped in cling-film and placed into a cylinder of water, with the volume of displaced water being recorded. The samples are then dried overnight in an electric oven at 106•C. Once dry the weight is again recorded. Density and moisture content is then calculated. Outliers are invalidated and new readings of weights and volumes are performed when possible.

In 2009, the density data interpretation changed from using depth in hole to a calculate sample depth below the topographic surface to give an increase accuracy and account for variations derived from angled drilling. The impact of the change in method for the Pigiput data set was minimal, as most of the density samples were derived from vertical drill holes.

Density measurements are also determined for each core tray, measured before the core is cut. The trays are weighed on an electronic balance and the volume estimated by multiplying the recovered length by the average area for the particular core size. The method provides a means of validating the point density data and is particularly effective in the sulphide zone.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Sample Preparation and Analyses

Sample preparation and analyses for the operators that have explored Simberi are detailed in Section 12.0.

13.2 Sampling Security

The chain of custody for sample handling and transportation is such that an Allied employee is with the samples at all time until they are locked up in a secure facility. This is common to both RC chip samples and diamond drill core. No samples are left unattended unless locked up. RC drilling is on day shift only while core drilling is done on double shift. The drill rig is visited by an Exploration Department staff member at least once a day.

The sample storage facility/core shed was examined by John Batista, Golder Associates in 2008.

The author considers the sample handling and management provides adequate security to minimise the risk of sample contamination or tampering.

14.0 DATA VERIFICATION

14.1 Kennecott

Between 1987 and 1989 Kennecott carried out a limited assay check program that identified some sample preparation procedure problems and an assay bias in results reported by Pilbara Laboratories in Lae. The bias was identified by standard samples returning values fluctuating between 10% above and below the recommended values, with the degree of bias varying month by month.

Kennecott re-assayed 1,062 Lihir drill core samples at Fox Laboratories, Sydney and Comlabs, Perth, during 1989, and calculated that there was a Pilbara Laboratories bias of +3.9%. It was then proposed that a correction factor of 0.9615 to be applied to the original Pilbara Laboratory assays. In September 1989, consultant Harry Parker evaluated the bias issue and proposed a factor of 0.959 be applied.

Between October 1989 and March 1990 Fox Laboratories in Sydney re-assayed a total of 3,208 Simberi aircore samples and 187 standards, previously assayed by Pilbara Laboratories. The RC samples selected for re-assay were nominally above 2.0 g/t Au and included RC samples that had previously been only jaw-crushed on site before taking an assay split. However, not all of the original samples which had assayed above 2.0 g/t Au were available. For the re-assay program, new samples for assay were prepared by hammer-milling the remaining jaw-crushed bulk rejects to • 30 mesh (0.6 mm) and a 250 g split taken for dispatch to the laboratory. If the bulk rejects had already been hammer-milled to • 30 mesh, a new 250 g split was taken.

Kennecott evaluated the results of the re-assay program in March 1990 for its oxide resource calculations and determined a Pilbara bias of +8.4% for oxide zone samples. Only the oxide zone samples in the drill holes required for the resource estimates were corrected using the factor. In 1992 a more exhaustive evaluation was carried out, dividing the data into oxide, transition and sulphide and grade classes between 0.0-3.3 g/t Au, 3.3-8.3 g/t Au, 8.3-14.4 g/t Au and above 14.4 g/t Au. Overall Pilbara bias figures were determined of +6.1% for oxide, +10.3% for transition and +9.2% for sulphide.

14.1.1 Nord

Every 20th 1 m drill interval (5% of the samples) was re-sampled twice and the additional (duplicate) 1 kg sample submitted for assay under a different sample number. Nord concluded that the majority of the duplicate pairs agreed well.

Nord also prepared a range of internal standard samples by taking about 32 kg (dry weight) of oxide material from bulldozed benches where 5 m channel sample gold grades were available. Each standard was dried, hammer-milled and split into 32 • 1 kg sub-samples.

One internal standard was submitted for assay with every 50 drill samples. Nord considered agreement between the assays was acceptable.

14.1.2 Allied

Allied's sample preparation and analytical control procedures include the use of blanks to monitor contamination, duplicates to test splitting and milling efficiency and standards to monitor analytical accuracy and precision

From the Feasibility Update in 2003 to 2005, Allied's QC sample insertion rate remained the same, with one standard or control sample every 50th sample and duplicates every 20th sample.

During this period, Au assays for 288 standards showed precision well within the deemed acceptable limits of mean (+/- two standard deviations). Au assays for 574 duplicates, representing 4.2% of the samples assayed show good agreement with a correlation coefficient of 0.994. In addition, Au assays for 570 samples submitted to a second laboratory, as a cross-laboratory check, also showed good agreement, with a correlation coefficient of 0.996 (Hastings, 2005). Blanks were collected from beach sands some distance from the Pigiput Bay industrial area and expected to contain no trace of any of the elements tested.

Initially five locally prepared standards were in use at Simberi. These standard samples (179312, 179313, 179314, 179315 and 179316) were collected from the proposed Sorowar pit area. All the standard samples were processed once and separate from all other samples. Each standard sample was then subdivided into a total of 64 splits, identified as Sample_id/1 to Sample_id/64. The sub-sample standards were packed in large numbered polyethylene bags and stored in the on-site preparation

laboratory. The sample preparation crew were instructed to use these samples randomly from the various bags.

From late-2006, QC sample insertion was increased to 10%. Phase 5 (from 2008) saw the switch from in-house standards to commercially produced (Geostats Pty Ltd) CRM materials with a spread of gold grades and sulphur contents (Table 14-1). The blank material was changed from carbonate beach sand to crushed local barren intrusive to better approximate the volcanic matrix of the drill hole samples.

Table 14-1: Allied—Commercially prepared CRM Standards used 2008 to April 2009

Provided CRM details		Deemed Acceptable Bounds (defined by standard deviations)					
Product Code	**Mean**	**SDev**	**Mean +1SDev**	**Mean • 1SDev**	**Mean +2SDev**	**Mean • 2SDev**
G901-7	1.52	0.06	1.58	1.46	1.64	1.40
G907-6	7.25	0.29	7.53	6.96	7.82	6.68
G306-1	0.41	0.03	0.43	0.38	0.46	0.36
G306-2	1.05	0.07	1.12	0.98	1.19	0.90
G905-7	3.91	0.14	4.05	3.76	4.19	3.62
G01	0.02	0.02	0.04	0.00	0.06	• 0.02
G306-4	21.57	0.78	22.35	20.79	23.13	20.01
G306-6	48.53	2.29	50.82	46.24	53.11	43.95
G906-2	2.46	0.11	2.57	2.35	2.68	2.24
G302-10	0.18	0.03	0.21	0.15	0.24	0.12

Sampling practice and QC protocol

Between drill holes, sample preparation equipment is cleaned with crushed glass and compressed air. Between samples, the same equipment is cleaned with compressed air and a brush. If caking of sample on to components occurs, the equipment is cleaned with a glass run.

RC samples split at the rig site to 400 g, samples, and a rig split archive kept for 3 months after drilling. The samples are placed in oven at 106 degrees Celsius, and dried overnight, then crushed with the terminator jaw crusher, to a nominal <2 mm. The whole sample is pulverised in the LM2 to a nominal 85% pass 75 microns. Two samples are taken; 1 ~+50 g for dispatch, and a +100 g pulp archive. Currently 5% of the sample pulps are sub sampled to 50 g FAA for inter lab checks.

Diamond drill samples, are cut in half or split with knife if soft oxides. Samples are dried and crushed, the crush is split using a riffle splitter to 400 g with the split rejects archived indefinitely. The whole 400 g sample is pulverised in the LM2 to an 85% pass 75 microns. Two samples are taken; 1 ~+50 g for dispatch, and a +100 g pulp archive. Currently 5% of the samples are sub sampled to 50 g for inter lab check sampling.

With the commissioning of the on-site dedicated EXLAB Sample Analysis Facility in late Sep 2009, the pulp sample size was doubled to allow for confirmation analysis of mineralised zones by fire assay at a commercial laboratory. Also, to improve the reliability of the aqua regia digest used by EXLAB, pulverisation time was increased to produce >95% pass 75 microns.

The "Grey Hill" blank is introduced into the sample stream in the form of jaw crushed • 2 mm fraction. This fraction is riffle split down to 400 gram samples and stored in calico bags. Blanks are taken to the field, placed with the RC samples to come down for drying and pulverising. A second blank source has been identified and is now in use, it is composed of oxide ash, and extensive testing identified the material as consistently barren.

Certified Reference material is supplied by Geostats, a commercial producer of geochemical standards and a ten different CRM's of varying grade and composition are used.

Duplicates are sampled in two forms:

- Field Duplicate (FD), a second riffle split of the drill cuttings or crushed core testing the first sample division stage, and
- Pulp Duplicate (PD), a second scoop of pulverised material from the LM2 bowl testing the second and final sample division stage.

14.1.2.1 Statistics of the Standards

A statistical analysis of the standards was performed by subscribing to the Horrats method of calculating a residual standard deviation (RSD) and comparing it with a predicted RSD. The RSD prescribes to the reproducibility of the standards assay values.

The Au has in all instances come in better than the predicted value (Table 14-2). The predicted value is 8 and the normal predicted is 16, hence the gold assay values for the standard are no-less than excellent.

After clustering the standard samples, analysed in 2008 and until Apr 2009, into seven populations, reported values were found to be rarely more than two standard deviations from the population average. The outlier, a "standard" used with samples from hole RC1362, does not fit into any of the populations. Gold contents of all samples from the batch eliminated the possibility of a sample swap and it appears likely the standard belonged for either Pop 2 or Pop 7 with either a spuriously reported gold or copper content.

Table 14-2: Allied—Summary of Reported Values Site Prepared Standards

Gold in Standards: RSD and Averages

Population/Group	Average Au (g/t)	Standard Deviation	RSD
POP 1	2.77	0.12	4.20
179312	2.76	0.11	4.14
POP 2	2.25	0.14	6.09
179313	2.25	0.13	5.68
POP 3	2.26	0.13	5.68
179314	2.27	0.13	5.62
POP 4	1.49	0.07	4.77
179315	1.47	0.07	4.98
POP 5	1.03	0.05	4.60
179316	1.03	0.04	3.68
POP 6	3.25	0.17	5.19
POP 7	3.69	0.17	4.75

As two different analytical laboratories and methods were used from late 2009, the CRM data was split accordingly, as its statistical analysis based upon laboratory.

CRM-type insertion errors have decreased since the Apr 2009 QC report with implementation of training and documentation procedures. A total of 6 out of 265 sent to ALS were recorded incorrectly. Their true identity could be identified from their reported base metals and Au contents.

CRM insertion errors in batches sent to EXLAB cannot be independently identified as EXLAB has no multi-element analysis equipment. Six likely CRM insertion record errors were identified in the 137 CRM samples dispatched. EXLAB batches that made up the commissioning data set are excluded, as a full pulp duplicate split was analysed by FAA at ALS Townsville as part of the EXLAB commissioning process

Table 14-3: Allied—Commercially prepared CRM Standards used since Apr 2009

Certified mean values for CRMs

	Fire assay		Aqua-regia	
Standard ID	Mean (Au)	Stdev	Mean (Au)	Stdev
G01	**0.02**	0.02	**0.02**	0.02
G302-10	**0.18**	0.03	**0.16**	0.02
G306-1	**0.41**	0.03	**0.41**	0.05
G306-2	**1.05**	0.07	**1.05**	0.09
G901-7	**1.52**	0.06	**1.53**	0.11
G905-7	**3.91**	0.14	**3.88**	0.24
G906-2	**2.46**	0.11	**2.4**	0.14
G907-6	**7.25**	0.29	**7.3**	0.32

The populations of the ALS analysed CRM's are graphically illustrated in Figure 14-1.


CRM populations
10000
1000
100
10
1
Cu (ppm)
0.001
0.01
0.1
1
10
Au (ppm)
G01
G302-10
G306-1
G306-2
G901-7
G905-7
G906-2
G907-6

Figure 14-1: CRM population defined by Au vs. Cu values

The reference material has a similar very limited scatter to that found in the Apr 2009 QC Study.

Table 14-4: CRM Analyses—Apr to Dec 2009—ALS_TSV Fire Assay

ALS_TSV—Fire Assay Results

REF SAMPLE	COUNT QC	AVE Au	Max Au	Min Au	Count> 2 STD DEV	% > 2 STD DEV	Count> 3 STD DEV	% > 3 STD DEV
CRM_G01	46	0.03	0.1	0.005	2	4.35	2	4.35
CRM_G302-10	29	0.18	0.23	0.12	0	0.00	0	0.00
CRM_G306-1	39	0.41	0.45	0.33	3	7.69	0	0.00
CRM_G306-2	31	1.07	1.3	0.97	1	3.23	1	3.23
CRM_G901-7	38	1.51	1.66	1.25	4	10.53	1	2.63
CRM_G905-7	28	3.98	4.25	3.77	3	10.71	0	0.00
CRM_G906-2	13	2.41	2.55	2.15	2	15.38	0	0.00
CRM_G907-6	41	7.40	7.98	7.01	1	2.44	0	0.00
TOTAL	265				16	6.04	4	1.51

Approximately 94% of certified reference material (CRM) sample results from ALS are within 2 standard deviations of the certified values. As noted in the previous QC report (April 2009), CRM_901-7 and CRM_G905-7, have higher variances than the other CRMs.

Table 14-5: CRM Analyses—Apr to Dec 2009—EXLAB Aqua Regia digest/AAS finish

EXLAB Aqua-regia Results

REF SAMPLE	COUNT QC	AVE Au	Max Au	Min Au	Count> 2 STD DEV	% > 2 STD DEV	Count> 3 STD DEV	% > 3 STD DEV
CRM_G01	12	0.01	0.01	0.01	0	0.00	0	0.00
CRM_G302-10	12	0.13	0.18	0.01	2	16.67	2	16.67
CRM_G306-1	17	0.43	1.03	0.31	0	0.00	0	0.00
CRM_G306-2	11	1.03	1.1	0.92	0	0.00	0	0.00
CRM_G901-7	16	1.46	1.6	1.26	0	0.00	0	0.00
CRM_G905-7	16	3.63	4.09	0.16	1	6.25	1	6.25
CRM_G906-2	1	0.37	0.37	0.37	1	100.00	1	100.00
CRM_G907-6	10	6.97	7.57	6.47	0	0.00	0	0.00
TOTAL	95				4	4.21	4	4.21

NOTE G906-2 is a single CRM of its type in this data set. The outlier value is considered either a faulty analysis or a sample swap.

Excluding CRMs analysed during the commissioning period, approximately 96% of the CRM results determined by EXLAB are within +-2 STDEV of the certified values.

14.1.2.2 Duplicates

The results of duplicate pairs analysed in 2008 were plotted on a scattergram and the correlation-coefficient calculated. Gold returned a value of 97.5% correlation in the duplicate splits (Figure 14-2).

Gold Duplicate Split Comparison


Daughter
Parent
Au

Figure 14-2: Allied—Au in Pulp Duplicates Scattergram

From April to December 2009, a total of 341 sample pairs were analysed (excluding samples analysed by EXLAB and subsequently dispatched for confirmation fire assay). The data has been split according to Laboratory and Duplicate sample type groups for statistical analysis. Predictably the "Field" Duplicates (FD) demonstrate a higher variance compared to a pulp duplicates; and the Aqua-regia method data produced by EXLAB has a higher variance than the ALS Fire Assay data.

A summary tabulation of the HARD (Half Absolute Relative Difference) averages for duplicates with Au values greater than ten times detection, and defined into populations based on sample type, and analytical method (ALS = FAA, EXLAB = AR).

Where sample pair results were both less than ten times detection, they were treated as outliers and removed from the statistical analyses.

Table 14-6: Duplicates Analyses—Apr to Dec 2009—EXLAB Aqua Regia digest/ALS Fire assays

Lab and Duplicate type	Full Num Pairs	Count > 10X D.L.	% HARD Ave > 10X D.L.
EXLAB PD	78	46	6.9
EXLAB FD	82	51	10.2
ALS FD	96	78	7.6
ALS PD	85	67	5.8
Total	**341**	**242**	

PD = pulp resample
FD = chips riffle split duplicate
D.L. = Detection Limit


Au Original Vs Au Duplicate,
ALS and EXLAB
Au Duplicate (g/t)
Au Original (g/t)
0.001
0.01
0.1
1
10
ALS PD
ALS FD
EXLAB PD
EXLAB FD

Figure 14-3: Duplicates Analyses—Apr to Dec 2009—EXLAB Aqua Regia digest/ALS Fire assays

Duplicates data indicates sampling consistency with acceptable reproducibility as demonstrated by the 4 different statistical analyses of the data, with the majority of the sample scatter being located in the less than 0.1 g/t region of Au concentration and at higher grades (+6 g/t Au).

Overall, the duplicate sample results demonstrate a remarkable reproducibility for both duplicate types and analytical methods.

An average HARD of EXLAB field duplicate pairs of 10.2% is somewhat elevated by the presence of two high grade sample pairs with large differences between the original and duplicate values. These large differences were attributed to insufficient grinding for the aqua-regia digest method. Subsequently grinding time was increased to achieve a nominal 95% pass 75 microns.

The average HARD of 6.9% for Pulp Duplicates analysed by EXLAB indicates slightly better reproducibility than found in Field Duplicates.

The average HARD of 7.6% for Field Duplicates analysed by ALS indicates the initial reduction split is satisfactory and the sample is representivity though some scatter is evident at the higher grades. An obvious outlier was considered to be a sample swap.

An average HARD of 5.8% for Pulp Duplicates analysed by ALS indicates the pulps are homogenous and can be considered representative. The • 1.6% average HRD suggests a slight bias as does the Q-Q plot however this is due to 3 assays with large variance as seen in the Au vs. Au plot.

14.1.2.3 Blanks

Due to the poor initial selection of blank material, the blanks analysis data could not be used to accurately determine the degree of contamination in sample preparation or at the ALS laboratories with any certainty. Seven blanks returned gold values greater than 0.05 g/t. As a result, the use of beach sand as a blank was abandoned and a new local source, Grey Hill (TIG coordinates 43650 mE:208100 mN) was selected.

A total of 429 Grey Hill Blank samples were submitted with samples from Pigiput-Pigibo.

98.6% of the blanks returned Au values less than ten times the detection limit (of the respective analytical methods) thus providing confidence that minimal sample contamination has occurred.

Six blanks returned values more ten times detection Au, representing 1.4% of the samples. Investigation showed three of the six were the result of sample swap, and another the result of contamination.

The spurious high blank values are from various holes and the different sample processing dates eliminate a systematic contamination issue in sample preparation. It does however show a minor QC sample handling problem. Sample preparation workers periodically undergo refresher training to minimise the instances of QC sample swapping.

Table 14-7: Blank samples analysed by EXLAB and ALS, Apr—Dec 2009.

LAB	NUM BLANKS	NUM > D.L.	Num > 10X D.L.	% > 10X D.L.
ALS	278	37	5	1.80
EXLAB	151	13	1	0.66
Total	**429**	**50**	**6**	**1.40**

D.L. = Detection Limit

14.1.3 Round Robin Inter-laboratory Checks

In 2009, round robin checks were included as a routine part of Allied's QAQC program, with 2-3% of samples selected from each hole.

In March 2009, an inter-laboratory round robin check was done on selected samples from 11 holes (Table 14-8), to check Analytical Laboratory Services (ALS) Townsville, the laboratory used for routine analyses. Samples were dispatched to Genalysis (GLS) and SGS Laboratories Townsville and analysed using 50 g fire assay with AAS finish. Control samples, standards, blanks and duplicates were included at a rate of 1 in 20.

Table 14-8: Allied—Holes used for the March 2009 round robin checks

Hole_id	ALS Lab_Batch_ID
SDH012	TV08157095
RC1759	TV08165120
RC1758	TV08164449
RC1731	TV08139939
RC1744	TV08149837
RC1724	TV08136556
SDH011	TV08132961
RC1718	TV08132964
RC1736	TV08144662
RC1748	TV08152753
SDH015	TV08180185

A second set of Round Robin checks was completed in Jan 2010. The study used 286 samples from 53 holes selected, in compliance with the inter-laboratory check QC protocol, between 13 November 2008 and 22 September 2009. With a small number of exceptions, the results of the check assays received closely match the original results from ALS.

The Round Robin check protocol followed at the Exploration Sample Preparation Facility at Simberi calls for a second scoop sample to be taken from the pulverising bowl. This sample set aside for analysis, by the same fire assay method, at a different laboratory from the original (ALS Townsville), in this case Genalysis Laboratory Service laboratory in Perth. The pulp duplicate sampling frequency is approximately one sample of every 30 original sample.

The majority (245) of the total 286 round robin checks came from 49 holes drilled at Pigiput (29 holes/168 samples) and Pibigo (20 holes/77 samples). The remainder, 4 holes/41 samples, were from holes drilled at the Sorowar Prospect.

A small low bias is evident when results returned from Genalysis (GLS) are compared with the ALS data. On average the GLS results are 0.016 g/t Au lower, an insignificant difference when the detection limit for the 50 g fire assay method at both laboratories is 0.01 g/t Au.

Table 14-9: Jan 2010 Round Robin Check Programme—Summary Statistics

Intra Batch DUPs	ALS_FAAu_orig	GLS FAA Au	Mean	Diff	HRD (%)	HARD (%)
Mean	**0.85**	**0.84**	**0.85**	**• 0.01**	**• 4.6**	**10.4**
Max	30.1	32.0	31.0	2.22	88.7	88.7
Min	0.01	0.01	0.01	• 1.34	• 7.7	0.0
Kurtosis	100.5	111.0				
Skewness	8.66	9.16				
Median	0.24	0.22	0.23	• 0.01	• 2.13	3.59
Std Deviation	2.26	2.35	2.30	0.25	19.18	16.73
CV	5.26					3.21
No. Pairs	286					
Pearson CC	0.99					
F-test	0.55					

Graphical representations for statistical analysis are presented below. An minor positive bias is evident in the Q-Q plot and HRD histogram.



Figure 14-4: Jan 2010 Round Robin Check Programme—Graphical Illustrations of Summary Statistics

Excluding outliers, an overall correlation coefficient of 98.9% is achieved (Figure 14-5).


Inter-Lab check assays GIS Au v ALS Au
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100
y = 1.0244x
R^2 = 0.9891
GLS FAA Au
ALS FAA Au

Figure 14-5: Inter Lab assay correlation

Excluding sample pairs where both assays are less than 10 times the detection limit, twenty three check samples displayed relatively larger variance (>15% HARD), this represents 8% of the total dataset. Of these samples, ten include at least one assay value greater than 0.5g/t Au.

The results are considered to demonstrate the validity of the ALS fire assay gold data albeit with a slight positive bias, particularly in assays less than 1 g/t Au.

14.1.3.1 Analysis of Inserted Standards

The Certified Reference Material passed QC requirements returning with in 2 standard deviations of certified Au grade. Also no anomalous values were obtained for the blank material.

CRM values and results from SGS and GLS laboratories are provided in Table 14-10:

Table 14-10: CRM values and results from SGS and GLS Laboratories

Control Sample Type	Recomm Au ppm	SGS Townsville		Genalysis Perth		QC analysis
		Samp id	Reported Au ppm	Samp id	Reported Au ppm	
blank		209257	X	209357	0.01	PASS
blank		209258	0.02	209358	0.01	PASS
blank		209265	0.02	209365	0.01	PASS
blank		209279	X	209379	X	PASS
blank		209280	X	209380	X	PASS
blank		209287	X	209387	0.03	PASS
blank		209318	X	209418	0.01	PASS
CRM_G306-1	0.41	209259	0.39	209359	0.38	PASS
CRM_G901_7	1.52			209229	1.51	PASS
CRM_G302-10	0.18	209273	0.14	209373	0.18	PASS
CRM_G906-2	2.46	209266	2.42	209366	2.33	PASS
CRM_G901-7	1.52	209256	1.43	209356	1.5	PASS
CRM_G901-7	1.52	209293	1.41	209393	1.54	PASS
CRM_G907-6	7.25	209286	7.14	209386	7.27	PASS
CRM_G907-6	7.25	209300	7.65	209400	7.28	PASS
CRM_G01	0.02	209272	0.04	209372	0.04	PASS

14.1.3.2 Analysis of Pulp Duplicate Results

Figure 14-6, Figure 14-7 and Figure 14-8 below illustrate the correlation of Au values of samples submitted in the round robin check and the original Au values reported by ALS Townsville, the laboratory used for routine drill hole sample analyses. While samples near detection limits show some spread, correlation coefficients of greater than 97% were calculated, demonstrating the accuracy of the original ALS results were acceptable.


ALS Vs SGS
y = 0.9985x + 0.006
R^2 = 0.9938
ALS Au (g/t)
SGS Au (g/t)
ALS Vs SGS
Linear (ALS Vs SGS)

Figure 14-6: Allied—Round Robin Check—March Qtr 2009—Gold by FAA—ALS vs. SGS Townsville


ALS vs GLS
y = 0.9713x + 0.0154
R^2 = 0.9902
ALS Au (g/t)
GLS Au (g/t)
ALS vs GLS
Linear (ALS vs GLS)

Figure 14-7: Allied—Round Robin Check—March Qtr 2009—Gold by FAA—ALS vs. Genalysis


GLS Vs SGS
y = 1.0300x + 0.0099
R^2 = 0.9943
SGS Au (g/t)
GLS Au (g/t)
GLS Vs SGS
Linear (GLS Vs SGS)

Figure 14-8: Round Robin Check—March Qtr 2009—Gold by FAA—Genalysis vs. SGS Townsville

14.1.3.3 Diamond Twins of RC Holes

A limited number of RC holes were twinned by diamond core holes in late-2008. An analysis of the results indicated that while the comparison was good, poor recovery issues can affect the reliability of both RC and core sample assays. The reliability of drill hole data needs to be assessed on a hole-by-hole basis.

14.2 Author's Verification

14.2.1 Site Visit

The Authors representative, John Batista, Associate with Golder, visited Simberi between 28 October 2008 and 31 October 2008.

The drilling and sampling operations were observed and sample storage facilities visited. The mining operation and plant facilities were also inspected.

14.2.2 Database Validation

For the deposits modelled by Golder Associates routine internal database validation checks are performed on the drill hole data sets prior to analysis, modelling and estimation. These checks include:

- Cross table checks (holes in collar but not in assay, etc).
- Collar depth against final assay and geology depth.
- Overlapping intervals or gaps in the assay and geology tables.
- Duplicate hole names and duplicate coordinates.
- Coordinate values of zero.
- Integer coordinate values (indicate of a lack of detailed survey data).
- Extreme variations (>= 10•) in drill hole azimuth or dip between consecutive downhole survey records

Any anomalies or errors noted were brought to the attention and resolved. In all instances the anomalies or errors noted were minor and the Author considers that they would have made no material difference to the resource if left unresolved.

Maxwell Geoservices were commissioned to audit the full Allied Simberi database for the purpose of general data integrity and compliancy.

The key areas identified as requiring attention were:

- Identify and update missing coordinates for 2 drill holes.
- Source and update missing:
    - collar survey dates and methods
    - drill dates
    - sample dates, types and methods
    - downhole survey methods and dates
    - Local Grid establishment data, and
    - Implement procedure change to ensure that this data is collected for all future drilling programs.
- Review codes with no descriptions.
- Review BDL result treatment.
- Review Pb values > 100%.
- Review un-ranked assay data.
- Update Lab Element mapping.
- Update Lab Method Priority:
    - DIL.

- Review sample and drilling metadata collection.

These recommendations will improve the overall data quality and in some local instances the data integrity but in the Author considers that this would make no material difference to the resource.

15.0 ADJACENT PROPERTIES

There are no adjacent properties which are not under the control of Allied. Allied controls the exploration lease over the western half of Simberi, and covering most of the other islands in the group. A summary of these prospects is included in Section 19.0.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Section 16.0 has been prepared by Battery Limits Pty Ltd under the supervision of Phil hearse, Managing Director

A Scoping Study, based on historical testwork, and a Prefeasibility Study, based on significant new metallurgical testing on the proposed sulphide plant has been conducted as part of this Revised Technical Report. Test work included sulphide ore comminution, flotation, direct cyanidation, ultra-fine grinding-cyanidation, and roasting-cyanidation. The most appropriate option for the sulphide plant was found to be roasting-cyanidation. The testwork performed is discussed in this section, and an assessment of this information and projected performance of the process plant is discussed in Section 18.2 of this report.

16.1 Historical Testwork

Historical testwork had shown that the sulphide ore was refractory, and not amenable to gold and silver recovery by conventional cyanidation. However, it was amenable to conventional flotation and pyritic refractory ore treatment by pressure oxidation. Pressure oxidation was found to result in high gold recovery on both the ore and the flotation concentrate. No testwork was undertaken to evaluate other conventional refractory treatment routes such as roasting or biological oxidation (BIOX•).

Samples used in the historical sulphide testwork came from the Botlu, Samat, and Pigiput deposits. Cyanidation testwork demonstrated that cyanide extractable gold generally ranged from 13% to 45%. Mineralogical investigations indicated very little visible gold. As the main sulphide mineral was crystalline pyrite, most of the gold was assumed to be ultra-fine or solid solution gold in pyrite.

16.2 Simberi Sulphide Scoping Study

Allied Gold completed a Scoping Study for the Simberi Sulphide Project in 2009. The scoping study was mostly based on results from the historical testwork, as well as benchmarking of other projects.

Key metallurgical and processing outcomes from the Scoping Study included:

- The Simberi sulphide ore is refractory and requires sulphide oxidation to release the gold for cyanidation.
- Production of a flotation concentrate and export is potentially the most economic option for exploitation of the sulphide ore. However, a market will need be secured for the concentrate product.
- Biological oxidation using BIOX• is not viable because of high power consumption and high power costs.
- Roasting with off-gas scrubbing is a potentially economic and low risk option.

Metallurgical recommendations from the Scoping Study included:

- Conduct further testwork to determine comminution characteristics and flotation parameters
- Undertake a preliminary roasting metallurgical testwork program on flotation concentrate
- Conduct metallurgical testwork to confirm that UFG (ultra-fine grinding) is not a viable option for the project.

A program of testwork was then commenced as part of a Prefeasibility Study for the Project.

16.3 PFS Testwork

Testwork commenced on samples of Sorowar sulphide ore, and was then followed by a more detailed program of work with Pigiput samples. Pigiput accounts for over 90% of the gold in the Simberi sulphide resource.

16.3.1 Sample Selection

16.3.1.1 Sorowar Deposit

Four distinct alteration zones for the Sorowar deposit were noted by geological personnel, namely: clay and siliceous located in the upper and middle alteration zones; and carbonate and chlorite in the lower alteration zones. For testwork purposes two composite samples were prepared. Composite 1 consisted of clay and silicate material from the upper and middle alteration zones and Composite 2 comprised carbonate and chlorite material from the lower alteration zone.

Core samples were selected in 3 m intervals, which represented approximately half the anticipated mining bench height. Composite 1 consisted of eight intervals that ranged from depths of 63.5 m to 153 m, with gold grades from 0.90 g/t to 9.35 g/t and sulphur grades from 2.8% to 4.2%. Composite 2 consisted of four intervals that ranged from depths of 153 m to 192 m, with gold grades from 0.80 g/t to 1.0 g/t and sulphur grades from 3.3% to 4.7%.

16.3.1.2 Pigiput Deposit

Metallurgical drill holes used to generate samples for testwork were twinned (Holes ID SDH 022 to SDH 027) from previous drill hole collars (Holes ID P017, P033, P016, P021 and P020 respectively). Two composites were prepared to represent the Porphyry and Tuff lithologies. The sample intervals used in the Porphyry and Tuff composites is summarised in Table 16-1.

Table 16-1: Pigiput Sample Intervals Composites

Hole ID	Sample Interval (m)		Lithology Description	Average Geological Grade of Intervals		
	From	To		Au g/t	As ppm	S%
Porphyry						
SDH 022	110	141	Porphyry	2.64	538	2.8
SDH 024	151	173	Porphyry	4.84	1184	3.6
SDH 026	139	145	Porphyry	1.51	202	4.7
SDH 027	62	150	Porphyry	6.21	379	3.7
Tuff						
SDH 024	132	217	Tuff	2.94	608	4.2
SDH 026	98	123	Tuff	3.77	802	5.5
SDH 027	60	62	Tuff	2.04	1184	6.4

16.3.2 Head Assays

16.3.2.1 Sorowar

The gold content of Composite 2 was significantly lower than Composite 1 although the sulphide component of both composites was similar at 3.9%. Both composites contained high carbonate levels, which can affect processing performance with some refractory technologies such as pressure and biological oxidation but is unlikely to have a significant effect on the roasting option.

Head analyses for the two Sorowar composites are provided in Table 16-2.

Table 16-2: Sorowar Composite Head Analyses

Element		Composite 1	Composite 2
Au	ppm	2.79	0.97
Ag	ppm	2.10	1.90
As	ppm	498	250
S^{2-}	%	3.9	3.9
CO_3^{2-}	%	11.8	5.5

16.3.2.2 Pigiput

The head assays for the two ore types are similar. Repeat gold assays on samples showed only small variation suggesting a low presence of coarse free gold.

Head analyses for the two Pigiput composites are provided in Table 16-3

Table 16-3: Pigiput Ore Composite Head Analyses

Element		Porphyry	Tuff
Au (mean)	ppm	3.40	2.71
Ag	ppm	4.2	6.1
As	ppm	548	645
S^{2-}	%	3.55	4.47
CO_3^{2-}	%	0.36	1.27

16.3.3 Comminution

Comminution testwork was carried out to characterise the grinding energy requirements of the ore samples.

16.3.3.1 Sorowar

The results of the Bond rod and ball mill work indices suggest that the composite samples have moderate grinding requirements for primary grinding, and that there are no significant differences between the two alteration samples. The abrasion indices for two composites indicate that both samples have low abrasiveness and that grinding media and liner consumption would be low.

The ratio of RWI to BWI is frequently used as an indication of amenability to SAG milling and potential for critical size build-up. The values of this ratio for both composites infer that SAG milling is likely to be applicable for this material.

The results of the testwork for the two composites are presented in Table 16-4.

Table 16-4: Sorowar Comminution Testwork Results

Bond Parameter		Composite 1	Composite 2
Abrasion Index	A_i	0.082	0.027
Rod Mill Work Index	kWh/t	14.7	13.7
Ball Mill Work Index	kWh/t	13.9	14.7
Rod:Ball WI Ratio	RWI:BWI	1.06	0.93

16.3.3.2 Pigiput

The results of the bond rod and ball mill work indices suggest that the composite samples have moderate grinding requirements for primary grinding. The Ai result indicates that the Porphyry ore is abrasive and is likely to result in significant grinding media and liner consumption.

Results of the testwork for the two composites are presented in Table 16-5.

Table 16-5: Pigiput Comminution Testwork Results

Bond Parameter		Porphyry	Tuff
Abrasion Index	Ai	0.121	0.066
Rod Mill Work Index	kWh/t	16.1	N/A**
Ball Mill Work Index	kWh/t	17.8	16.2
Rod:Ball WI Ratio	RWI:BWI	0.90	N/A

** Sample result invalid due to incorrect crushing procedure

16.3.4 Cyanidation Leaching

Cyanidation leaching testwork was undertaken on both Sorowar and Pigiput composites. Tests included direct cyanidation and carbon in leach (CIL) testing. Tests were undertaken with one hour pre-aeration and oxygen addition. The tests were performed in agitated vessels with an initial cyanide concentration of 0.1% (w/v) and subsequent additions to maintain 0.05% (w/v).

16.3.4.1 Sorowar

Composite 2 proved to be slower leaching and significantly more refractory than Composite 1. CIL leaching appeared to increase the rate of gold extraction for Composite 1 compared to direct leaching. Both samples can be considered refractory to conventional cyanidation processing.

The test results at different leach times are summarised in Table 16-6.

Table 16-6: Sorowar Cyanide Leaching Results

		Composite 1		Composite 2	
Test		24 h	48 h	24 h	48 h
Direct Leaching	Au Ext %	30.3	41.6	7.4	7.4
CIL Leaching	Au Ext %	39.6	47.8	7.3	7.3

16.3.4.2 Pigiput

Only direct leaching was performed on Pigiput composites. For the Porphyry composite there was a significant increase in leach extraction between 24 hours and 48 hours, indicating that a portion of slow leaching gold. It is likely that gold extraction would continue increase slightly with longer residence times. In contrast, the Tuff composite showed no significant increase in leach extraction between 8 hours and 48 hours residence, indicating that the leachable gold present is fast leaching. Overall leach extractions are low at less than 40%. Both samples can be considered refractory to conventional cyanidation processing.

The test results at different leach times are shown in Table 16-7.

Table 16-7: Pigiput Cyanide Direct Leaching Results

		Porphyry			Tuff		
Test		8 h	24 h	48 h	8 h	24 h	48 h
Direct Leaching	Au Ext %	28	33	39	25	26	27

16.3.5 Rougher Flotation Testwork

16.3.5.1 Grind Size Optimisation

A series of flotation tests were undertaken, initially on Sorowar composites, to establish a relationship between grind size and gold recovery for the primary rougher flotation. Tests were performed at varying P_{80} grind sizes of 150 • m, 125 • m, 106 • m and 75 • m, using identical reagents and conditions for each test. The reagent scheme used in the four tests was $CuSO_4$ as an activator, a combination of the dithiophosphate reagent (DTP) and potassium amyl xanthate (PAX) as collectors, and methyl isobutyl carbinol (MIBC) as a frother.

For the Sorowar composites, the grind optimisation testwork showed that flotation performance improved as the grind size decreased from 150 • m to 106 • m on both composites. No further improvement was achieved with finer grinding. The flotation test using PAX alone at the optimum 106 • m grind showed improved flotation performance over the equivalent test with PAX and DTP. The Pigiput composites behaved similarly to the Sorowar samples. Based on the results from the flotation tests, a 106 • m grind and PAX collector was recommended for primary rougher flotation for both Sorowar and Pigiput ores.

16.3.5.2 Flotation Reagent Optimisation

For all composites of both ore types, flotation tests were performed at the optimum 106 • m grind size with varying reagent schemes. The primary rougher optimisation testwork was carried out varying the

quantity of $CuSO_4$ activator added, decreasing flotation density and increasing both the flotation time and collector addition.

The test results indicated that there were only minor improvements in flotation performance with increased activator and collector additions. However, increasing flotation time from 22 minutes to 32 minutes for Sorowar composites improved gold recovery and was recommended for all subsequent primary rougher floats. The improvement in performance was considered to be due to the presence of a very slow floating pyritic gold component.

16.3.5.3 Cleaner Flotation Testwork

Initial rougher flotation testwork was carried out on both Sorowar composites at the optimised conditions. Rougher scavenger concentrate was reground before being cleaned at natural pH to produce cleaner concentrate. Cleaner flotation testwork was then carried out on both composites at the optimised conditions.

The tests showed that improved concentrate grade could be achieved at an optimum regrind size of 53 • m. Gold recovery to concentrate significantly improved and the concentrate mass pull was reduced by about 50% with regrinding for both concentrates. Similar results were achieved with Pigiput composites.

16.3.5.4 Bulk Flotation

For the Pigiput samples, a bulk roughing and cleaning flotation test was performed on both the Porphyry and Tuff ore composites. The tests were conducted at 30% solids using a feed mass of 50 kg to the mill. Tests were conducted as follows, using optimum conditions which were determined in previous testing:

- Grind size of P80 = 106 • m.
- Natural pH in roughing and cleaning.
- Addition of 120 g/t $CuSO_4$ activator prior to roughing flotation.
- Staged additions of PAX collector during roughing and scavenging and staged addition of MIBC frother.
- Total of four minutes in roughing flotation and 70 minutes in scavenging flotation.
- Two stages of cleaning flotation.

The results showed that for Porphyry ore, a maximum 93% gold recovery could be achieved into a 14% mass concentrate at a gold grade of 22 g/t. For Tuff, 92% gold recovery was obtained into a 20% mass concentrate containing 12.5 g/t. Most of the sulphide sulphur (92% to 94%) and arsenic (81% to 87%) also reported to these concentrates, resulting in sulphur and arsenic grades of 20% to 23% and 0.27% to 0.31% respectively.

16.3.6 Leaching of Ultra Fine Ground Concentrate

The cyanidation leach response of Ultra-Fine Ground (UFG) flotation concentrate was determined for both composites for Sorowar ore only. The test results were compared to leaching of whole ore. Gold dissolution increased significantly from 42% to 69% for Composite 1 but less for Composite 2 (7.4% to 15%) for UFG samples (estimated size of 5 • m) compared with direct leaching of ore at 106 • m. Although improvements were noted, the gold dissolution after UFG was considered too low for this technology to be considered further as a possible treatment route for Sorowar ore. It was expected that Pigiput ore would behave similarly.

16.3.7 Roast-Leach Testwork

Roast-leach tests were undertaken on Pigiput concentrate samples prepared by bulk flotation. Roasting tests were conducted on the "as received" flotation concentrate (P_{80} =106 • m), and also on concentrate ground to P_{80} sizes of 63, 38 and 25• m. Roasted samples were subjected to 24 and 96 hour cyanidation leach tests to determine the amount of recoverable gold. Roasting in a rotating Midrex furnace produced a better roast-leach performance than roasting in a static muffle furnace with rabbling, though neither technique provided a good simulation of a fluid bed roaster.

The results of the outlined testwork are summarised in Table 16-8.

Table 16-8 Calcine Grind Optimisation

Parameter	63 • m Regrind	38 • m Regrind	25 • m Regrind	Midrex Test No Regrind
Porphyry				
24 Hour Leach Extraction (%)	89.5	90.6	90.1	88.9
96 Hour Leach Extraction (%)	90.4	90.6	91.1	90.1
Tuff				
24 Hour Leach Extraction (%)	82.5	83.6	86.5	87.0
96 Hour Leach Extraction (%)	84.0	86.0	87.3	88.1

The Porphyry concentrate showed negligible increases in gold extraction with decreasing grind size, but the Tuff material showed greater an increase of 4% (24 hour leach) for a change in regrind size from 63 • m down to 25 • m. The Midrex roasting technique, without any calcine regrind step, resulted in similar or better extractions to that of a 25 • m regrind with the muffle roast.

The significant increase in recovery for Tuff material using both the Midrex roasting technique, and UFG was considered unusual, and suggests full piloting will be required in the bankable feasibility study to optimise the roasting parameters and downstream calcine treatment steps to maximize design gold recovery.

16.3.8 Concentrate Thickening, Filtration and Physical Testing

16.3.8.1 Thickening Testing

The concentrate samples were tested for thickening and filtration performance by Outotec technology. The concentrate samples were raked only with bottom rakes to assist in dewatering. Flocculant screening tests showed that supernatant clarity was achieved with all tested flocculants after an addition of 30 g/t. Magnafloc M 5250 was selected as it resulted in the best settling performance.

The results from the continuous test runs are summarised in Table 16-9.

Table 16-9: Concentrate Thickening Tests

Sample	Diluted Feed			Floc		Underflow		Overflow
	Flux	Liquor Rate	Solids Density	Type	Dose	Solids Density	Yield Stress	Clarity
	t/m^{2}h	m/h	%		g/t	%	Pa	mg/L
Porphyry	0.25	1.30	17.0	M 5250	30	61.3	152	<50
Tuff	0.25	1.30	17.0	M 5250	20	67.3	149	<50

16.3.8.2 Filtration Testing

Samples of both Porphyry and Tuff concentrates were tested by Larox to evaluate the filtration characteristics of each concentrate. The objective of the testwork was to determine optimum cake thickness, cake moisture and filtration rate capacity. The testwork was conducted in a mini Larox 100 test unit. The target moisture for the testwork was <10%.

Both concentrate samples were readily dewatered in the laboratory filter press with a 25 mm chamber and the filter cakes produced were found to be solid and easily handled. Key data from the tests are presented in Table 16-10.

Table 16-10: Concentrate Thickening Tests

Parameter		Porphyry	Tuff
Residual Cake Moisture	% w/w	12.0	9.9
Cake Thickness	mm	19.5	23
Specific Filtration Rate (solids)	kgDSm^{2}h	84.3	133
Specific Filtration Rate (liquid)	L/m^{2}h	30	39.7
Slurry Sizing Measurement	P_{80} • m	69	72

16.3.8.3 Physical Characteristics of Concentrate

Samples of both Porphyry and Tuff concentrate were despatched to ATSIS in Newcastle for physical testing. The main objective of the testwork was to characterise the concentrate to ensure safe exportation of the material from site, if required. ATSIS use international and national test methods, which meet the needs of concentrate exporters and ensure that the materials can be safely exported. The parameters measured and results are presented in Table 16-11.

Table 16-11: ATSIS Physical Test Results

Parameter		Porphyry	Tuff
Bulk Density (as received)	wt/m^3	2.182	2.075
(calculated)	dt/m^3	1.813	1.708
Stowage Factor	m^3/t	0.458	0.482
Angle of Repose	deg	43.4	42.9
Transportable Moisture Limit	%	12.2	11.9
Crossing Point Temperature	•C	>350	>350

The TML values are within expectations for sulphide concentrates, and can be obtained by standard filtration techniques.

The Crossing Point Temperature is a measure of the pyrophoric nature of concentrates. The "Crossing Point" is defined as the point at which the temperature of the sample exceeds the ambient temperature of the oven, caused by the heat from the oxidation of the sample. Temperatures over 250•C are considered stable for storage and shipping. The two samples analysed have a high Crossing Point and therefore represent a negligible risk for spontaneous combustion in transport.

In summary, both the Porphyry and Tuff concentrates settled readily with low suspended solids. Both settled concentrate samples were readily dewatered in a pressure filter to reasonable moisture contents, and the filter cakes produced were found to be solid and easily handled, with transportable moisture limits (TML) and crossing points suitable for safe export.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Mineral Resource

Section 17.1 has been prepared by Golder Associates under the supervision of Stephen Godfrey, Associate, Senior Resource Geologist.

17.1.1 Introduction

The Simberi resources have been classified in accordance with the guidelines of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC, 2004).

The resource classification was based on data quality, data density, confidence in the geological interpretation and confidence in the estimation.

The resource has been classified as Inferred, Indicated and Measured. The JORC classification is comparable with the CIM definitions for the same categories as presented in Table 17-1.



SOROWAR
N
0
1
kilometres
210000 N
SOROWAR SOUTH
PIGIBO
PIGIPUT
BOTLU
208000 N
EL609
ML136
SAMAT
PIGICOW
BEKOU
Access Roads
ML136
EL609
Drill Hole Collar
44000 E
46000 E

Figure 17-1: Simberi resource locations

Table 17-1: Comparison of JORC and CIM classification

JORC	CIM
An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is Inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.	An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.	An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A '**Measured Mineral Resource**' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.	A '**Measured Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The Simberi resources have been estimated by Minstat Pty Ltd and Golder Associates Pty Ltd. The Sorowar, Pigiput, Pigibo, Bekou and Pigicow resources have been estimated by, or estimated under the direct supervision of, the Author.

The Botlu resource is an historical estimate undertaken by M. Binns of Minstat Pty Ltd. The Author has reviewed these models and satisfactorily undertaken independent validations of the estimations and believes they are a still relevant and reliable.

Table 17-2 details the Simberi resources depleted to the end of December 2010. The figures are based on depletion of the models to the end of October 2010 topographic surface, plus actual reconciled depletion by production for November and December 2010.

Table 17-2: Simberi Mineral Resources (0.5 g/t Au cut off—depleted to 1 January 2011)

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transition				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					**0.07**	**1.71**	**4**	**1.03**	**1.36**	**45**
Botlu	Oxide	1.22	1.14	44	0.45	1.23	18	0.31	1.16	11
	Transition									
	Sulphide							1.45	1.81	84
Botlu Total		**1.22**	**1.14**	**44**	**0.45**	**1.23**	**18**	**1.76**	**1.70**	**95**
Pigibo	Oxide				2.96	1.11	106	0.60	0.89	17
	Transition				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188
Pigibo Total					**9.01**	**1.13**	**327**	**7.33**	**0.93**	**220**
Pigicow	Oxide				0.15	1.65	8	0.29	1.30	12
	Transition							0.11	1.29	4
	Sulphide							2.00	1.26	81
Pigicow Total					**0.15**	**1.65**	**8**	**2.4**	**1.27**	**97**
Pigiput	Oxide	2.89	0.86	80	4.60	0.92	137	2.01	0.79	51
	Transition				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1583	32.25	1.00	1042
Pigiput Total		**2.89**	**0.86**	**80**	**39.11**	**1.41**	**1776**	**35.03**	**0.98**	**1114**
Samat East	Oxide							0.40	1.13	14
	Transition							0.08	0.78	2
	Sulphide							3.50	0.78	88
Samat East Total								**3.98**	**0.82**	**104**
Samat North A	Oxide				0.11	0.78	3	0.11	0.84	3
	Transition				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total					**0.51**	**0.84**	**14**	**1.20**	**0.86**	**33**
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transition				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.90	1.22	74	1.05	0.73	25
Samat North B Total					**2.07**	**1.24**	**82**	**1.19**	**0.73**	**29**
Samat South A	Oxide				0.02	1.96	1	0.16	1.28	7
	Transition				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total					**0.05**	**1.38**	**2**	**1.90**	**1.00**	**61**
Samat South B	Oxide				0.05	2.94	5	0.17	1.51	8
	Transition				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.70	1.76	96	3.36	1.07	115
Samat South B Total					**1.80**	**1.80**	**104**	**3.55**	**1.09**	**124**
Sorowar	Oxide	5.61	1.3	235	8.56	1.08	298	2.40	1.09	84
	Transition	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.30	0.93	39	6.93	0.92	205	19.03	0.90	549
Sorowar Total		**7.45**	**1.23**	**294**	**16.95**	**1.02**	**556**	**21.72**	**0.92**	**641**
Sorowar South	Oxide							0.68	0.82	18
	Transition							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total								**6.35**	**0.68**	**138**
Grand Total		**11.56**	**1.13**	**418**	**70.17**	**1.28**	**2891**	**87.44**	**0.96**	**2701**

Rounding may cause numerical discrepancies

17.1.2 Sorowar Resource Estimation

17.1.2.1 Database

The Sorowar resource model is based on the geological database as at 31 October 2008. The Sorowar dataset comprised 581 RC holes for a total of 51,625 m and 57 Diamond Holes for a total of 9701 m. The RC holes were 5.25 inch diameter. The Diamond holes were predominantly NQ with 10 HQ and 1 PQ hole.

The Sorowar deposit as modelled in 2008 has had the Sorowar South domain excised from the block model. Sorowar South was re-estimated in 2010 in conjunction with the Pigiput and Pigibo block models and is reported separately.


Sorowar Model
Andesite North
Volcanics
Diatreme
Andesite South
Sorowar
South
Pigibo
Pigiput
Pigiput Model

Figure 17-2: Sorowar—Deposit Geology and drill collars

17.1.2.2 Exploratory Data Analysis

17.1.2.2.1 Assays

Preliminary data analysis was done on the raw assay data. Display of the data highlighting logged geology and grades Indicated trends in the data. In general Ag grades were observed to be higher in the northern part of the deposit coincident with a change in geology from predominantly volcanics to andesite. The geology was digitised and the drill hole data flagged for analysis.

Cumulative probability plots for Au and Ag clearly show how the different geological units host different populations of Au and Ag. The diatreme (domain 4) hosts the highest grade gold mineralisation and the northern andesite (domain 1) hosts the highest Ag grades. As a result of this analysis the geology was added into the estimation as an additional domain.

Sorowar Geology
1 And Nth; 2 And Sth; 3 Vx; 4 Diat


Sorowar by Geology 2008 : Weighted Cumulative Probability Plot
DOMAIN-3
DOMAIN-4
AU - Log Scale
% Cumulative Probability
0.010.1
1
10 20
50
80 90
99
99.9 99.99
Sorowar by Geology 2008 : Weighted Cumulative Probability Plot
DOMAIN-3
DOMAIN-4
AG - Log Scale
% Cumulative Probability

Figure 17-3: Sorowar—Cumulative probability plots—Au and Ag by geological unit

17.1.2.2.2 Composites

For detailed statistical analysis, spatial analysis and the estimation the drill hole data was composited to 5 m.

17.1.2.2.3 Geological Interpretation

Geological modelling of the deposit was undertaken by Stephen Godfrey from Golder Associates Pty Ltd ("Golder") in consultation with Carmel Grant (Resource Geologist) and Ross Hastings (Development Manager) from Allied. Solid modelling of the geology, construction of the block model and grade estimation was undertaken by Stephen Godfrey. The wireframe geological model was constructed using Maptek's Vulcan software.

17.1.2.2.4 Spatial Analysis

Directional variography was undertaken to determine the directions of maximum continuity of mineralisation and provide input parameters for the kriging process. Au showed maximum continuity towards approximately 130• (400•) direction with ranges of the order of 60 to 90 m for all domains. Ag shows a similar direction of maximum continuity and range with the andesites modelling slightly longer ranges than the volcanics.

The semi-major variographic direction was modelled down dip to the south-west with ranges of 60 to 80 m.

17.1.2.2.5 Domaining

The composited drill hole data was flagged by the weathering domains representing Oxide, Transition and Sulphide material types. Additionally, pods of 'floating' transition and sulphide material were modelled within the Oxide domain. The 2008 modelling also defined Volcanic, Andesitic and Diatreme lithological domains over the deposit. The Andesitic domain was further subdivided into North and South to define an area of significantly higher Silver grades.

17.1.2.2.6 Resource Block Model

The resource block model was constructed aligned to the Tabar Island Grid. Figure 17-2 illustrates the position of the model and Table 17-3 details its dimension and block sizes. Sub-celling was used to help the model honour the geological boundaries.

Table 17-3: Sorowar—Model dimensions

Sorowar		X	Y	Z
Model	Min	43790	209600	• 80
	Max	44700	210650	300
Parent Cell	Min	10	10	10
	Max	10	10	10
Subcell	Min	5	5	5
	Max	10	10	10

Domains were defined in the model based in the modelled geology units and weathering surfaces.

Table 17-4: Sorowar—Domain coding

	Volcanics	Andesite South	Andesite North	Diatreme
Oxide	1001	2001	3001	4001
Transition	1002	2002	3002	4002
Fresh	1003	2003	3003	4003

The topographic data as of 15 September 2008 was provided by Allied in Surpac string and dtm format and imported into Vulcan.

17.1.2.2.7 Interpolation Plan

Grade estimations for Gold (Au) and Silver (Ag) were done using Ordinary Kriging. High grade restraining was applied to the Au and Ag estimates. Where composites have a grade greater than the values specified in Table 17-5 the influence of that composite was restricted to one block model cell. A grade restricting envelope was applied to the model to limit the extrapolation of grades beyond the area drilled.

Table 17-5: Sorowar—High Grade thresholds

	Oxide	Transition	Fresh
Au			
Volcanics	25	10	9
Andesite South	25	10	9
Andesite North	25	10	9
Diatreme	25	10	9
Ag			
Volcanics	20	20	20
Andesite South			20
Andesite North	65	30	40
Diatreme	30	10	10

17.1.2.2.8 Bulk Densities

Dry Bulk Density was assigned using a spherical function developed by Allied Gold. The function has a nugget of 1.0 t/m³ and a sill of 0.9 t/m³ at a range 55 m, i.e. at surface the bulk density is 1.0 and at 55 m below surface bulk density is 1.9. This was calculated with the following formulae:

$$\gamma(h) = c_0 + c\left[\frac{3}{2}\frac{h}{a} - \frac{1}{2}\frac{h^3}{a^3}\right] \text{ for } h \leq a$$

and

$$\gamma(h) = c_0 + c \text{ for } h > a$$

Table 17-6 explains the variables used above.

Table 17-6: Sorowar—Details of density variables

Variable	Name	Description	Value
c_o = 1.0,	Nugget	Minimum SG—at surface	1
c = 0.9,	Sill differential	Maximum SG	0.9
a = 55	Range	Depth at which maximum SG reached	55
h	Lag	Depth below surface	variable

The bulk density was calculated based on the depth of the block below the topographic surface.

17.1.2.2.9 Mineral Resource Classification

The resource has been classified based on the quality and density of the drilling data used in the modelling and estimation. Golder's review of the analytical and survey data for the resource has shown it to be of a consistent quality and the resource has been classified Measured, Indicated or Inferred based principally on drill spacing. The classification was applied to the model using wireframe solids for each classification category.

Table 17-7 list the Sorowar gold resource depleted to 1 January 2011.

Table 17-7: Sorowar—Mineral Resource—Depleted to 1 January 2011

Class	Mt	Au g/t	Au Oz
Measured	7.45	1.23	294
Indicated	16.95	1.02	556
Indicated + Measured	24.40	1.08	850
Inferred	21.72	0.92	641

17.1.2.2.10 Block Model Validation

Statistical and visual assessment of the block model were undertaken to assess successful application of the various estimation passes and to ensure that as far as the data allowed, all blocks within ore domains were estimated and the model estimates considered acceptable.

Visual Assessment of Grade Estimates

Onscreen validations between samples and blocks were completed on the model. The onscreen validation process involved comparing block estimates and composites grades in cross-section and in plan.

Mean Grade Reproduction

The global estimated mean domain grade against 5 m composite data was checked as a means to validate reproduction of the mean grade of the data. Global statistical comparisons of the mean grade are influenced by varying drill hole density, data sharing between domains and high-grade treatment. These issues can sometimes distort the comparison. In particular, peripheral blocks representing extrapolated estimates can create apparent anomalies in the grade conformance. Differences observed

in the global average grades may not be evident on swath comparisons, which is an advantage of using swath plots to assess conformance.

Overall, reproduction of the mean grade at Sorowar is acceptable. Some apparent under and over-estimation of the domain average in the block model for some domains is likely to be an artefact of the issues described above.

Swath Plot Validations

Swath plots are used to assess the block model estimates for global bias; the estimates should have a close relationship to the drill hole composite data used for estimation.

The process involved averaging both the blocks and samples in panels of 40 m (easting) by 40 m (northing) by 10 m (RL). The relationship between model and sample panel averages was assessed in the form of scatter plots and Q-Q plots. Conformance of the model and sample average grades was assessed in the form of easting, northing and RL swaths of the panel averages. As an example the Swath plots for Au in the Oxide domain are presented in Figure 17-4.

Generally good agreement is observed between the data and block model au mean grade for easting, northing and RL slices. QQ and scatter plots for the averaged sample data vs. block model results show deviation from the 45• line, with overstatement of low grades and understatement of high grades by the block model. This is a natural expected behaviour of moving from sample size data to a much bigger volume as represented by Kriged models.

The swath plot validation process shows that the block model estimates follow the trend of the 5 m composite grades across the deposit. From the perspective of conformance of the average model grade to the input data, Golder considers the model to be a satisfactory representation of the drill hole data used.

Sorowar—Blocks vs Samples in 40m x 40m x 20m Panels Domain All Domains



Figure 17-4: Sorowar—Swath plot validations Au Ag

17.1.3 Pigiput/Pigibo/Sorowar South Resource Estimation

The Pigiput and Pigibo deposits have been developed to the extent where they have merged and can be estimated as one model. The two deposits are still distinct within this model and are separated by a geological boundary. Additionally the northern part of the model has been recognised as being continuous with the southern part of the Sorowar area. Consequently this zone called Sorowar South was added to the Pigiput and Pigibo models and an additional model was built to estimate that part of the Sorowar South extending into the original Sorowar model. The original Sorowar model was depleted for the blocks estimated in Sorowar South.

17.2 Geological Modelling

The geological models and resource estimation are based on an extract of the Datashed SQL database was supplied to Golder in the form of .csv files containing drill hole collar, assay, lithology, oxide, RQD, survey and specific gravity information. The extract contains data to 4 June 2010.

Sectional interpretations of the oxide and sulphide horizons were completed by Allied in May 2010. The interpretation strings were imported from Surpac in to Vulcan, validated and used to create surfaces for use in the construction of the geological block model.

The oxide interpretation occurs at the base of the oxidation zone. The interpretation of the sulphide boundaries occurs on north south sections based on the weathering profile in the lithological logs and interpreted at the base of the transition zone.

Mineralisation estimated into the block model was controlled vertically by the bounding weathering wireframes interpreted for the oxide, transition and sulphide domains

Structural domain boundaries were supplied to delimit Pigiput from Pigibo. These structural boundaries resulted in a third domain being created which extends north of the Pigiput/Pigibo model boundary into Sorowar. This domain is identified hereafter as Sorowar South (Figure 17-5). Previously Pigibo and Pigiput were demarcated geographically by the 44,000 m Easting.

Interpreted wireframe models were supplied by Allied to define the Tuff unit mostly within Pigiput. The remaining geology defaulted to Andesite (Figure 17-6).


210500 N
210000 N
209500 N
209000 N
208500 N
43000 E
43500 E
44000 E
44500 E
Sorowar Block Model
Domain 3 Sorowar South
Domain 1 Pigibo
Domain 2 Pigiput
Pigiput Block Model

Figure 17-5: Pigiput/Pigibo domains



209500 N
209000 N
208500 N
Andesite
Tuff
43000 E
43500 E
44000 E
44500 E
45000 E

Figure 17-6: Lithological domains

Table 17-8 summarises the relationship between the model codes and the relevant triangulations used to construct the .block models.

Table 17-8: Summary of Model Codes in Relation to the Wireframes

Model Variable	Description	Wireframe	Code
Geology	Tuff	pig_tuff_1006	10
	Andesite	default	20
Domain	Pigibo	pigibo_1006	1
	Pigiput	pigiput_1006	2
	Sorowar South	central_1006	3
Weathering	oxide (base)	pig_oxide_1006	1
	transition	n/a	2
	sulphide (top)	pig_sulphide_1006	3

17.3 Geological Block Model

17.3.1 Block Model Parameters

Two block models were constructed using Vulcan 3D software. One covering the Pigiput/Pigibo domains and the southern part of Sorowar South and the other a duplicate of the Sorowar model but with only the Sorowar South and Pigiput parts of the estimated. The models are hereafter referred to as Pigiput and Sorowar South.

A 10 m by 10 m by 10 m parent cell was chosen for the model based on the drill sample spacing. A sub-block size of 5 m by 5 m by 5 m was used to improve the volumetric accuracy of the model in and around the wireframe boundaries. The dimensions for the block models along with the respective block sizes are provided in Table 17-9 and Table 17-10.

Table 17-9: Block Model Dimensions—Pigiput/Pigibo

Orientation	Minimum (m)	Maximum (m)	Length (m)	Parent Block (m)	Sub-Block (m)
X—Easting	43000	44900	1900	10	5
Y—Northing	208600	209350	750	10	5
Z—RL	• 250	300	550	10	5

Table 17-10: Block Model Dimensions—Sorowar South

Orientation	Minimum (m)	Maximum (m)	Length (m)	Parent Block (m)	Sub-Block (m)
X—Easting	43700	44800	1100	10	5
Y—Northing	209350	210850	1500	10	5
Z—RL	• 250	300	550	10	5

17.3.2 Model Domain Codes

Variables were assigned to each block and set to a default value. Each block variable was then flagged by wireframe surfaces or solids and assigned a value according to the block's position relative to the wireframe. In the case of multiple, overlapping wireframes, the priority assigned to the block dictated the final block variable value. Wireframes with the highest priority took precedence over wireframes with lower priorities for a particular block variable. Where wireframes have the same priority, the sequential order determines the flagging code—blocks are flagged by the first wireframe that encompasses them. The block model coding schema used is detailed in Table 17-11. Blocks were flagged in the domain code order (1-3; default of • 99 used).

Table 17-11: Block Model Domain Codes

Variable	Description	Default	Coding
ox	Weathering Code	• 99	1 ox, 2 tr, 3 fr
geology	Geology Code	20	10 tuff 20 andesite
estdom	Estimation Domain	• 99	(ox • 1000) + (geology)
mined	Mined Flag	0	0 = in situ 1 = mined
domain	Domain Code	• 99	

Table 17-12: Pigiput coding schema

Wireframe	Variable	Code	Priority
simtopo_may2010b.00t	ox	• 99	4
pig_oxide_1006.00t	ox	1	2
pig_sulphide_1006.00t	ox	2	1
pig_sulphide_1006.00t	ox	3	3
pigiput_may10_eom.00t	mined	1	1
simtopo_may2010b.00t	mined	• 99	4
pbo_tuff_1006.00t	geology	10	1
pig_tuff_1006.00t	geology	10	1
pigibo_1006.00t	domain	1	1
pigiput_1006.00t	domain	2	2
central_1006.00t	domain	3	3
pig_fw_1006.00t	domain	• 99	10
simtopo_may2010b.00t	domain	• 99	10

Table 17-13: Sorowar South coding schema

Wireframe	Variable	Code	Priority
simtopo_may2010c.00t	ox	• 99	4
transition2.00t	ox	1	2
sulphide2.00t	ox	2	1
sulphide2.00t	ox	3	3
simtopo_may2010c.00t	ox	• 99	14
pig_oxide_1006.00t	ox	1	12
pig_sulphide_1006.00t	ox	2	11
pig_sulphide_1006.00t	ox	3	13
pigiput_may10_eom.00t	mined	1	1
simtopo_may2010c.00t	mined	• 99	4
pbo_tuff_1006.00t	geology	10	1
pig_tuff_1006.00t	geology	10	1
pigibo_1006.00t	domain	1	1
pigiput_1006.00t	domain	2	2
central_1006.00t	domain	3	3
pig_fw_1006.00t	domain	• 99	10
simtopo_may2010c.00t	domain	• 99	10

17.4 Statistical Analysis

17.4.1 Data Extraction and Processing

Initial data selection was from the Vulcan database sim02062010.tab.isis. Eleven assay variables were available: Au, Ag, As, Cu, Fe, Mn, Mo, Pb, S, Sb, Zn. The Pigiput/Pigibo analysis and resource estimation was completed for Au, Ag and S only.

17.4.2 Sample Flagging

Prior to compositing, the raw sample intervals in the geological database sim02062010.tab.isis were flagged to the geological interpretation wireframes with the appropriate domain codes for weathering (oxide transition or sulphide), geology (tuff or andesite) and structural domain (Pigiput, Pigibo or Sorowar South). The database flagging used the same wireframes and code values as those in the block model construction.

Flagging directly into the Vulcan database is based on sample interval centroids, and the downhole depth from and to intervals are preserved.

17.4.3 Compositing

95% of the samples in the database are 1 m in length. A composite length of 5 m was generated on the Pigiput data breaking the compositing at the domain boundary. A 5 m composite length was used for estimation, to minimise differences in support for all samples and moderating the sample variance whilst retaining sufficient numbers of samples for grade estimation. The 5 m length was considered a compromise between smoothing of the original variability and maintaining sufficient resolution for the geological wireframes. The composite length matches the block height in the resource model and is equivalent to the selective mining unit being used.

The parameter file used for compositing was sim5m.cm1.

- sim5m.map (main composite file output) • 5 m downhole composites.

This mapfile was used in the exploratory data analysis and estimation of Au, Ag (g/t) and S (%) grades in the resource.

17.5 Exploratory Data Analysis

17.5.1 Univariate Statistics

Univariate statistics based on the clustered sample configuration were generated from raw composites and the 5 m composited data, as shown in Table 17-14 and Table 17-15 for Au, Ag and S. Statistics are reported by domain codes and geology. Due to the regular nature of the drilling grid, spatial declustering was considered unnecessary. The statistics were calculated on length-weighted data.

Table 17-14: Pigiput—Univariate Statistics

	Domain	Lithology	Weathering	Obs	Minimum	Maximum	Mean	Variance	CV	Median
AU........	1001	Tuff	oxide	2407	0.00	20.62	0.70	1.42	1.70	0.37
AU........	1002	Tuff	transition	734	0.00	15.24	0.43	0.86	2.16	0.17
AU........	1003	Tuff	sulphide	2102	0.00	146.10	0.74	20.74	6.17	0.20
AU........	2001	Andesite	oxide	105	0.01	5.14	0.62	0.74	1.40	0.29
AU........	2002	Andesite	transition	257	0.01	4.13	0.37	0.42	1.74	0.12
AU........	2003	Andesite	sulphide	3534	0.01	36.19	0.79	4.26	2.61	0.28
AU........	Global			9149	0.00	146.10	0.71	6.88	3.68	0.26
AG	1001	Tuff	oxide	2297	0.01	10.98	0.24	0.11	1.38	0.20
AG	1002	Tuff	transition	660	0.01	5.16	0.27	0.11	1.21	0.20
AG	1003	Tuff	sulphide	1859	0.01	146.20	0.91	16.35	4.42	0.26
AG	2001	Andesite	oxide	103	0.10	0.76	0.21	0.02	0.59	0.20
AG	2002	Andesite	transition	252	0.01	1.20	0.25	0.05	0.93	0.18
AG	2003	Andesite	sulphide	3058	0.01	91.65	2.62	29.25	2.06	0.90
AG	Global			8237	0.01	146.20	1.28	15.66	3.10	0.22
S.........	1001	Tuff	oxide	2443	0.00	5.65	0.14	0.21	3.33	0.00
S.........	1002	Tuff	transition	743	0.00	6.32	0.77	1.75	1.71	0.00
S.........	1003	Tuff	sulphide	2122	0.00	11.61	1.63	4.39	1.29	0.00
S.........	2001	Andesite	oxide	105	0.00	4.68	0.20	0.28	2.65	0.03
S.........	2002	Andesite	transition	260	0.00	3.04	0.60	0.68	1.39	0.12
S.........	2003	Andesite	sulphide	3648	0.00	9.28	1.88	3.88	1.05	1.61
S.........	Global			10604	0.00	11.61	0.95	3.41	1.94	0.00

Table 17-15: Pigibo—Univariate Statistics

Variable	Domain	Lithology	Weathering	Obs	Minimum	Maximum	Mean	Variance	CV	Median
AU	2001	Andesite	oxide	747	0.01	26.66	0.82	2.23	1.82	0.40
AU	2002	Andesite	transition	412	0.00	7.70	0.55	1.03	1.85	0.17
AU	2003	Andesite	sulphide	1017	0.01	14.59	0.51	1.50	2.40	0.13
AU	Global	Andesite		2178	0.00	26.66	0.62	1.68	2.08	0.21
AG	2001	Andesite	oxide	704	0.04	20.02	0.73	1.81	1.84	0.50
AG	2002	Andesite	transition	346	0.02	39.60	1.26	7.93	2.23	0.50
AG	2003	Andesite	sulphide	832	0.05	35.80	1.20	4.52	1.78	0.50
AG	Global	Andesite		1884	0.02	39.60	1.03	4.18	1.98	0.50
S	2001	Andesite	oxide	749	0.00	5.83	0.19	0.34	3.13	0.00
S	2002	Andesite	transition	413	0.00	8.29	1.03	2.98	1.68	0.03
S	2003	Andesite	sulphide	1102	0.00	14.87	1.43	5.15	1.58	0.00
S	Global	Andesite		2300	• 1.00	14.87	0.92	3.46	2.03	0.00

17.5.2 Population Statistics

Cumulative probability plots were generated for all domains. Comparison of the complete oxide mineralisation to the complete transitional and sulphide mineralisation (Figure 17-7) supports the separate domaining of the mineralisation types. The transitional domain has a limited number of observations for each of the variables so due to the support of a similar mean and median to the sulphide observations, the composites were grouped with the composites bearing a sulphide code for the purpose of grade estimation.

The log probability plots support the univariate statistical observation of a difference in populations when separated by geological domain.



Cumulative Probability Plot of AU BY OX
Filter: OX>0
OX
3
2
1
100
10
1
0.1
0.01
AU (Log Scale)
0.01 0.1 1 10 20 50 80 90 99 99.9 99.99
% Cumulative Probability

Figure 17-7: Log probability plot of Au plotted for oxide (red), transitional (green) and sulphide (blue) comparisons


Cumulative Probability Plot of AU BY GEOL
Filter: GEOL>0
GEOL
100
10
1
0.1
0.01
AU (Log Scale)
0.01 0.1 1 10 20 50 80 90 99 99.9 99.99
% Cumulative Probability
20
10

Figure 17-8: Log probability comparing Au with Geology. Geol = 2 is Tuff; Geol = 1 is Andesite

17.6 Treatment of High-Grade Samples during Estimation

Cumulative log-probability plots were examined for each estimation domain to assess for population outliers (anomalous values) that may adversely impact on grade estimation. These values were identified from the probability plots by observing for significant points of inflexion, which represent a change in variance, or checking for a tail of very high value(s) that depart from the overall trend of the data. Final thresholds were selected from the total oxide and total transitional/sulphide plots for Pigiput.

High-grade outlier values were managed during the grade estimation phase by spatial restraining. No high grade cutting was applied to Au, Ag or S in the oxide domain.

The high grade thresholds applied to the models are detailed under the kriging plan.

17.7 Variographic Analysis

17.7.1 Introduction

The objectives of the variography were to establish the directions of major grade continuity for grade variables Au, Ag and S and to provide variogram model parameters for use in geostatistical grade interpolation.

Variography was examined by oxide and transitional/sulphide mineralisation type. Experimental variograms were generated from the 5 m composite data.

Directional variography requires search tolerances to be used for calculation of variograms, to address the fact that the drill hole samples are not perfectly aligned in a given direction in 3D space, and are not equally spaced along that direction. This requires the use of angular and distance tolerances. The tolerances used for directional variogram calculation are provided in Table 17-16 between the angular and distance tolerances with respect to the direction in which the variogram is required to be calculated.

An overview of the variography procedure used is as follows:

- Variograms were generated with a 20 m lag interval, in 10• increments horizontally and 10• increments vertically to provide directional coverage. The vertical bandwidth was selected to be as constrained as possible to avoid vertical smoothing through the profile when calculating variograms.
- Correlograms were used for spatial continuity analysis as these generally produced the clearest variogram structure in the domains examined.
- The nugget variances were modelled from downhole variograms based on a 5 m lag, reflecting the downhole composite spacing. The downhole variogram model provided the most accurate interpretation of the nugget effect due to the closer sample spacing.
- Directions of continuity were selected from variogram maps. A east-north-east to west-south-west trend (70•) was identified as the primary direction of mineralisation in the transitional/sulphide material for grade variable Au which is consistent with the regional trend. The primary direction of continuity of the oxide material was downhole (plunge 33 -> 000). This was partially masked by the north-east to south-west distribution of lodes. The primary direction of mineralisation for grade variable Ag was a north-east to south-west trend (50•) in both oxide and transition/sulphide domains.
- Directional variograms were generally poorly structured for S. Omni-directional variography was modelled for S in the oxide and transitional/sulphide to obtain kriging parameters for the resource estimation.

Table 17-16: Tolerances used for directional variogram calculation

Parameter	Value
Start Azimuth (**ang**)	0•
End Azimuth	180•
Step Azimuth	10•
Start Plunge	• 90•
End Plunge	90•
Step Plunge	5•
Horizontal Angle Tolerance (**atol**)	20•
Vertical Angle Tolerance (**vtol**)	20•
Horizontal Distance Bandwidth (**bandw**)	10 m
Vertical Distance Bandwidth	10 m
Lag Distance (**xlag**)	20 m
Lag Tolerance (**xltol**)	10 m

17.7.2 Variography Interpretation and Modelling

Variography was carried out for each variable (Au, Ag and S) within the two variographic groups (oxide and transitional/sulphide) separately for the Pigiput, Pigibo and Sorowar South Domains. The approach was to interpret and model the orthogonal orientations which reflect the interpreted major, semi-major and minor axes of continuity. The principal directions were modelled with two-structure spherical models.

The sub-horizontal nature of the mineralisation resulted in correlograms modelled along a horizontal plane, with the major axis orientated in the general strike orientation of the mineralisation.

17.8 Grade Interpolation Strategy

Grade estimation of the Pigiput deposit was carried out using the geostatistical method of Ordinary Kriging (OK) using Vulcan. All variables were interpolated by OK. The OK method used estimation parameters defined by the variography. The estimation was performed by oxide and transitional/sulphide zone according to the respective wireframes. Au, Ag and S grades were estimated by OK within all domains.

The geological block model used a parent block size of 10 by 10 by 10 m for blocking purposes with sub-blocks set as 5 by 5 by 5 m. Given the nominal average drilling density of 20 by 40 m, the parent block size is reasonable to ensure local estimation quality and reduce conditional bias.

Un-estimated blocks were assigned default grade values. These default values were the mean estimated block grade by domain, for each variable. The default values estimation pass was assigned to 4.

The interpolated Vulcan block models were named pp_062010.bmf (Pigiput and Pigibo) and ss_062010.bmf (Sorowar South).

17.9 Kriging Plan

The OK estimation was run in a three-pass kriging plan, the latter passes using progressively larger search neighbourhoods to enable the estimation of blocks un-estimated on the first pass.

Further explanation and details are as follows:

- Sample weighting determined by variogram model parameters (kriging approach) for all variables.
- Block discretisation was set to 5 (X) by 5 (Y) by 2 (Z) to estimate block grades of 10 m by 10 m by 10 m parent blocks, using nominal 5 m composites. Sub-cells of 5 m by 5 m by 5 m received the parent cell estimate.
- A three-pass kriging plan was used; Pass 1 search of • 40 by 40 by 10 m; Pass 2 search of 8 by 80 by 20 m and a third of 120 by 12 by 20 m. Search dimensions were selected based on drilling density and configuration. The Z direction was limited to restrict grade from estimating far beyond the last sample.
- A minimum of two composites using an octant based search where a maximum of 2 samples per octant were allowed equating to a maximum of 16 composites per estimate. Pass 2 used a minimum of four and two composites and pass 3 one and one respectively.
- Any remaining un-estimated blocks were assigned the average value from the kriged estimates and an estimation pass value of 4.
- Spatial restraining was used to limit the influence of outlier high grades for all estimations. A 5.1 by 5.1 by 5.1 m search was used for the restraint effectively limiting the outlier high grades to one block in the model. Table 17-19 details the high grades restraint values used.

A summary of parameters is provided in Table 17-17 and Table 17-18.

Table 17-17: Pigiput deposit Kriging Plan Parameters

Parameter	Values
Discretisation (X/Y/Z)	5/5/2
Search type	Octant search
Minimum No. samples (Pass 1/2/3)	4/4/1
Maximum No. samples	32 (4 per octant)
Minimum Octants	2/2/1
min samp per oct	1

Table 17-18: Search Parameters

	Orientation	Ellipsoid radii (m)								
	Azimuth/Plunge	pass1			pass2			pass3		
Domain	Dip (R1/R2/R3)	X	Y	Z	X	Y	Z	X	Y	Z
Andesite (Au/Ag/S)										
oxide	90/0/40	40	40	10	80	80	20	120	120	20
Trans/Fresh		40	40	10	80	80	20	120	120	20
Tuff (Au/Ag/S)										
oxide	90/0/40	40	40	10	80	80	20	120	120	20
Trans/Fresh		40	40	10	80	80	20	120	120	20

17.10 Treatment of High-Grade Samples During Estimation

Grades estimates are usually strongly influenced by outlier values. This can result in an over-estimation of the global grades. To prevent this, high-grade treatment was applied to the Pigiput model using spatial restraining above grade thresholds.

The high grade thresholds were initially chosen according to discontinuities in the cumulative probability plots for the respective estimation domains, and iteratively adjusted based on visual and statistical validation of the model against the drill hole data. The final thresholds used are summarised in Table 17-19.

Table 17-19: Summary of high grade thresholds

Geology	Domain	Threshold Au	Threshold Ag	Threshold S
Andesite	oxide	2	6	999
	Trans/Fresh	6	6	8
Tuff	oxide	7	6	4
	Trans/Fresh	8	20	12

17.11 Density Assignment

Dry Bulk Density values were applied to the model based on depth below surface. Independent regression equations were developed for the oxide, transition and sulphide zones in all domains based on the available core density measurements stored in the Allied drill holes database.

Table 17-20: Dry Bulk Density Calculation

Material	Calculation
oxide	1.40 + (depth/250*1.06)
transition	1.65 + (depth/100*0.456)
sulphide	2.00 + (depth/350*0.500)

17.11.1 Validation of Grade Estimates

Statistical and visual assessment of the block model were undertaken to assess successful application of the various estimation passes and to ensure that as far as the data allowed, all blocks within ore domains were estimated and the model estimates considered acceptable.

17.11.2 Visual Assessment of Grade Estimates

Onscreen validations between samples and blocks were completed on the model. The onscreen validation process involved comparing block estimates and composite grades in cross-section and in plan.

17.11.3 Statistical Assessment of Grade Estimates

Statistical assessment of the grade estimates included mean grade reproduction checks and swath plots. The grade comparisons are influenced by the method of high-grade treatment applied in the estimation and data sharing between domains, which make representative comparisons more difficult. Composites and blocks were compared within the oxide and sulphide domains for each model.

17.11.4 Mean Grade Reproduction

The global estimated mean domain grade against 5 m composite data was checked as a means to validate reproduction of the mean grade of the data. This comparison is shown for all estimation domains in Table 17-21. Global statistical comparisons of the mean grade are influenced by varying drill hole density, data sharing between domains and high-grade treatment. These issues can sometimes distort the comparison. In particular, peripheral blocks representing extrapolated estimates can create apparent anomalies in the grade conformance. Differences observed in the global average grades may not be evident on swath comparisons, which is an advantage of using swath plots to assess conformance.

Overall, reproduction of the data average is acceptable. Some apparent under and over-estimation of the domain average in the block model for some domains is likely to be an artefact of the issues described above. The swath validations do not show the same discrepancies and are probably a more representative indication of the average grade conformance.

Table 17-21: Composite vs. Block Model Grades

Domain	Variable	1 m Drill Hole Composites				Ordinary Kriging			OK/DH(%)[1]
		No.	Mean	Decl. Mean	Var.	No.	Mean	Var.	
Pigibo	AU	2232	0.66	0.63	1.66	51559.00	0.47	0.26	74.92
Pigiput	AU	9279	0.76	0.70	7.02	130129.00	0.65	0.63	92.86
Sor.Sth	AU	1455	0.39	0.36	1.77	29514.00	0.16	0.02	44.01
Pigibo	AG	1802	1.48	1.44	10.40	46172.00	1.38	1.47	95.83
Pigiput	AG	8011	1.66	1.56	29.54	129045.00	2.04	11.81	130.98
Sor.Sth	AG	1234	1.35	1.31	3.39	28246.00	1.17	0.92	89.02
Pigibo	SUL	1036	2.34	2.39	6.41	37963.00	3.03	4.42	126.74
Pigiput	SUL	4520	2.36	2.23	3.42	122942.00	2.60	2.21	116.43
Sor.Sth	SUL	891	3.12	3.22	2.52	15499.00	3.58	1.32	111.12

17.11.4.1 Swath Plot Validations

Swath plots are used to assess the block model estimates for global bias; the estimates should have a close relationship to the drill hole composite data used for estimation.

The process involved averaging both the blocks and samples in panels of 20 m (easting) by 20 m (northing) by 20 m (RL). The relationship between model and sample panel averages was assessed in the form of scatter plots and Q-Q plots. Conformance of the model and sample average grades was assessed in the form of easting, northing and RL swaths of the panel averages.

Generally good agreement is observed between the data and block model Au mean grade for easting, northing and RL slices. QQ and scatter plots for the averaged sample data vs. block model results show deviation from the 45• line, with overstatement of low grades and understatement of high grades by the block model. This is a natural expected behaviour of moving from sample size data to a much bigger volume as represented by Kriged models.

Overall, the swath plot validation process shows that the block model estimates follow the trend of the 5 m composite grades across the deposit. From the perspective of conformance of the average model grade to the input data, Golder considers the model to be a satisfactory representation of the drill hole data used.



Figure 17-9: Scatter Plot, QQ plot and swath plots of Au in Pigiput

17.12 Mineral Resource

17.12.1 Resource Classification

Resources were classified in compliance with the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (JORC, 2004).

The Au estimation has been classified as Measured, Indicated and Inferred based on data quality and density. The Measured Resource is confined to the oxide material at Pigiput. The Indicated Resource has a nominal data density of 50 m by 50 m and the Inferred Resource 100 m by 100 m.

Material south of the interpreted mineralisation footwall (pig_fw.00t) and outside the Inferred Resource boundary is not classified. Due to the under sampling of the historical drilling, Ag and S are classified as Inferred.

17.12.2 Mineral Resource Statement

The 2010 Resource Statement for Pigiput, Pigibo and Sorowar South deals with the Gold Mineral Resource for these deposits located on Simberi Island of the Tabar Island Group of Papua New Guinea.

Allied Gold Limited (Allied) commissioned Golder Associates Pty Ltd (Golder) to combine and update the Pigiput and Pigibo deposit resource models on Simberi Island in June 2010. The combined model is based on the geological database as at 31 May 2010. The database includes RC and Diamond drill holes and some Diamond Core 'tails'. Geological modelling of the deposit was undertaken by Carmel Grant (Resource Geologist) and Phil Davies (Chief Geologist) from Allied. Construction of the block model and grade estimation was undertaken by Stephen Godfrey (Associate, Principal Resource Geologist) and Marnie Mathews (Senior Resource Geologist) and reviewed by Richard Gaze (Principal). For this update, the oxide, transition and sulphide resource was modelled and estimated for gold (Au), silver (Ag) and sulphur (S).

The Pigiput-Pigibo model has been based on the structural/geological controls interpreted by Allied. The Sorowar South domain extends into the existing Sorowar model.

Drill sample data was composited to five metres and flagged using domain, geology, oxide, transition and sulphide wireframes. The flagged composites were used to estimate their corresponding geological/weathering domains in the block model.

Grade estimations were done using Ordinary Kriging. High grade restraining was applied to restrict the influence of high grade composites.

Dry Bulk Density values were applied to the model based on depth below surface. Independent regression equations were developed for the oxide, transition and sulphide zones in Pigibo and Pigiput.

The Au estimation has been classified as Measured, Indicated and Inferred based on data quality and density. The Measured Resource is confined to the oxide material at Pigiput. The Indicated Resource has a nominal data density of 50 m by 50 m and the Inferred Resource 100 m by 100 m. Material south of the interpreted mineralisation footwall and outside the Inferred Resource boundary is not classified. Due to the under sampling of the historical drilling, Ag and S are classified as Inferred.

The Pigiput/Pigibo/Sorowar South resource stated here is an in situ resource and has not been depleted for any mining activity.

The tables below summarise the Mineral Resource by classification, geology and material type at a cut-off of 0.5 g/t Au.

Table 17-22: Pigiput Model (PP_062010.bmf)—Measured and Indicated resource (0.5 g/t Au cut off)

Domain	Geology	Material	kt	Au g/t	k oz
Pigibo	Andesite	oxide	7	0.74	0.2
		transition	189	0.84	5
		sulphide	1097	0.94	33
	Andesite Total		1294	0.92	38
	Tuff	oxide	2952	1.11	106
		transition	1996	1.23	79
		sulphide	2759	1.17	104
	Tuff Total		7707	1.16	289
Pigibo Total			9001	1.13	327
Pigiput	Andesite	oxide	520	0.81	14
		transition	594	0.86	16
		sulphide	22190	1.59	1134
	Andesite Total		23304	1.55	1164
	Tuff	oxide	7415	0.93	222
		transition	1356	0.91	39
		sulphide	10373	1.34	448
	Tuff Total		19144	1.15	710
Pigiput Total			42448	1.37	1874
Grand Total			51449	1.33	2201

Table 17-23: Pigiput Model (PP_062010.bmf)—Inferred resource (0.5 g/t Au cut off)

Domain	Geology	Material	kt	Au g/t	k oz
Pigibo	Andesite	oxide	94	0.87	3
		transition	454	0.94	14
		sulphide	5737	0.92	169
	Andesite Total		6285	0.92	185
	Tuff	oxide	508	0.89	15
		transition	54	0.84	1
		sulphide	484	1.22	19
	Tuff Total		1047	1.04	35
Pigibo Total			7332	0.93	220
Pigiput	Andesite	oxide	278	0.7	6
		transition	88	0.74	2
		sulphide	23564	1.02	774
	Andesite Total		23929	1.02	782
	Tuff	oxide	1731	0.81	45
		transition	685	0.84	18
		sulphide	5896	0.99	187
	Tuff Total		8311	0.94	250
Pigiput Total			32240	1	1033
Sorowar South	Andesite	oxide		—	—
		transition		—	—
		sulphide	891	0.6	17
	Andesite Total		891	0.6	17
	Tuff	oxide		—	—
		transition		—	—
		sulphide	64	0.55	1
	Tuff Total		64	0.55	1
Sorowar South Total			955	0.6	18
Grand Total			40527	0.98	1271

Table 17-24: Sorowar South Model (SS_062010.bmf)—Inferred resource (0.5 g/t Au cut off)

Domain	Geology	Material	kt	Au g/t	k oz
Pigiput	Andesite	oxide		—	—
		transition		—	—
		sulphide	2791	0.9	81
	Andesite Total		2791	0.9	81
	Tuff	oxide		—	—
		transition		—	—
		sulphide		—	—
	Tuff Total			—	—
Pigiput Total			2791	0.9	81
Sorowar South	Andesite	oxide	682	0.82	18
		transition	283	0.68	6
		sulphide	4433	0.67	95
	Andesite Total		5398	0.69	120
	Tuff	oxide		—	—
		transition		—	—
		sulphide		—	—
	Tuff Total			—	—
Sorowar South Total			5398	0.69	120
Grand Total			8189	0.76	201

Notes:

The Sorowar South model contains only Inferred resource.

The Sorowar South domain of the Sorowar South model replaces 12.2 Mt at 0.86 g/t Au in the Sorowar resource (based on 0.5 g/t Au cut off in model sor_0902.bmf).

Table 17-25: Pigiput Model (PP_062010.bmf)—Inferred Ag and S resource (0.5 g/t Au cut off)

Domain	Geology	Material	kt	Ag ppm	S ppm
Pigibo	Andesite	oxide	102	0.98	1.15
		transition	643	1.42	2.80
		sulphide	6835	1.91	3.54
	Andesite Total		7579	1.86	3.45
	Tuff	oxide	3460	0.80	0.33
		transition	2050	1.96	1.98
		sulphide	3243	2.69	3.67
	Tuff Total		8754	1.77	1.95
Pigibo Total			16333	1.81	2.65
Pigiput	Andesite	oxide	798	0.30	0.18
		transition	682	0.47	0.78
		sulphide	45753	5.21	3.56
	Andesite Total		47233	5.06	3.47
	Tuff	oxide	9145	0.56	0.46
		transition	2040	0.68	2.49
		sulphide	16269	1.92	3.66
	Tuff Total		27455	1.37	2.50
Pigiput Total			74688	3.71	3.11
Sorowar South	Andesite	oxide		—	—
		transition		—	—
		sulphide	891	2.77	3.93
	Andesite Total		891	2.77	3.93
	Tuff	oxide		—	—
		transition		—	—
		sulphide	64	1.35	3.58
	Tuff Total		64	1.35	3.58
Sorowar South Total			955	2.67	3.91
Grand Total			91976	3.36	3.04

Table 17-26: Sorowar South Model (SS_062010.bmf)—Inferred Ag and S resource (0.5 g/t Au cut off)

Domain	Geology	Material	kt	Ag ppm	S ppm
Pigiput	Andesite	oxide		—	—
		transition		—	—
		sulphide	2791.1	4.98	3.59
	Andesite Total		2791.1	4.98	3.59
	Tuff	oxide		—	—
		transition		—	—
		sulphide		—	—
	Tuff Total			—	—
Pigiput Total			2791.1	4.98	3.59
Sorowar South	Andesite	oxide	682.1	0.36	1.31
		transition	282.7	0.76	2.62
		sulphide	4432.8	2.67	3.64
	Andesite Total		5397.7	2.28	3.29
	Tuff	oxide		—	—
		transition		—	—
		sulphide		—	—
	Tuff Total			—	—
Sorowar South Total			5397.7	2.28	3.29
Grand Total			8188.7	3.2	3.4

17.12.3 Pigicow and Bekou Resource Estimation

17.12.3.1 Databases

The Pigicow and Bekou resources are both based on drill hole databases as at 23 October 2006.


(Botlu)
208000 N
Pigicow
207500 N
(Samat)
Bekou
44000 E
44500 E
Drill Hole Collar
Block Model Outline
10m Contours

Figure 17-10: Pigicow and Bekou—Resource model areas and drill hole locations

Table 17-27: Pigicow and Bekou—Drill Holes

Pigicow	Reverse Circulation	Diamond	RC/Diamond Tail	Total
Number of holes	123	n/a	2	125
Metres	5175	n/a	450.4	5625.4

Bekou	Reverse Circulation	Diamond	RC/Diamond Tail	Total
Number of holes	68	3	n/a	71
Metres	2381	508.05	n/a	2889.05

Table 17-28: Pigicow and Bekou—Azimuths of Angled holes

Azimuth	Number of holes
350• - 0•	19
30• - 50•	12
180•	18
200• - 230•	32
270•	2
Total	**83**

17.12.3.2 Exploratory Data Analysis

17.12.3.2.1 Composites

93% of the samples in the database are 1 m in length. After analysis a 3 m composite size was used for estimation, to minimise differences in support for all samples and moderating the sample variance whilst retaining sufficient numbers of samples for grade estimation. The 3 m length was also considered a compromise between smoothing of the original variability and maintaining sufficient resolution for the geological wireframes. The same 3 m composite length was used for the Bekou drilling.

17.12.3.2.1.1 Statistical Analysis

The Bekou and Pigicow composites were summarised statically. Figure 17-11 illustrates the sample populations and shows the difference in grades between the oxide and sulphide domains which supports treating them separately during the interpolation of the block models. The high grade outliers for both deposits can be seen on the graphs also.


% Cumulative Probability
Pigicow: Weighted Cumulative Probability Plot


% Cumulative Probability
Bekou: Weighted Cumulative Probability Plot

Figure 17-11: Bekou and Pigicow Oxide Sulphide Comparison

17.12.3.3 Assays

Table 17-29 details the assays available in the database. Au is available for all composites Ag and As for most. For the Bekou and Pigicow resource only Au was estimated

Table 17-29: Bekou and Pigicow—Number of Assays per analyte

	Au	Ag	As	Cu	Fe	Mn	Pb	S	Sb	Zn
Assays	7894	7503	7501	4766	3964	4506	4766	4330	4672	4576
Percentage	99.9%	95.0%	94.9%	60.3%	50.2%	57.0%	60.3%	54.8%	59.1%	57.9%

17.12.3.4 Geological Interpretation

Mineralisation domains were interpreted and wireframed by Allied. Mineralisation follows the regional south-east to north-west trends and to a lesser extent the south-west to north-east trend. Pigicow and Bekou have been modelled as a series of subvertical sulphide bodies with an overlying sub-horizontal oxide component. Figure 17-12 illustrates the position of the Pigicow and Bekou mineralisation relative to the drilling at Pigicow, Bekou and the adjacent Samat.


Pigicow
Brown - Oxide
Green = Sulphide
Bekou

Figure 17-12: Pigicow and Bekou Mineralisation (blue crosses mark drill hole collar locations)

The Bekou and Pigicow mineralisation was interpreted and modelled in 3D by Allied Gold. For model construction and estimation Allied provided Golder with the mineralisation wireframe models summarised in Table 17-30 . Wireframe surfaces were also supplied for the base of oxide and top of sulphide. The topography wireframe was based on survey in November 2006.

Table 17-30: Bekou and Pigicow—mineralisation triangulations

Deposit	Sulphide	Oxide
Bekou	14	8
Pigicow	38	8

The wireframe models were validated by Golder prior to incorporation into the resource models.

17.12.3.5 Spatial Analysis

Directional variography was undertaken to determine the directions of maximum continuity of mineralisation and provide input parameters for the kriging process. Poor directional variograms were produced for both Bekou and Pigicow. This is due to the dispersed nature of the mineralisation and drill density over the areas. Omni directional variograms were modelled to provide parameter for the estimation kriging.

17.12.3.6 Domaining

During the block model construction and estimation the individual pods of oxide and sulphide mineralisation were treated as separate domains. Only samples within a pod of ore were used in the estimation of that pod.

17.12.3.7 Resource Block Model

A geological block models for Pigicow and Bekou were constructed in Vulcan. The models were aligned to the local grid with an origin at 0 m north, 0 m East and an RL of 0 m.

Offsets from the origin and block sizes are detailed in Table 17-31

Table 17-31: Model Dimensions

Model/Direction	Offset Start	Offset End	Model Extent (m)	Parent Cell Size (m)	Sub-Cell Size (m)
Bekou					
X	43700	44500	800	10	1
Y	207000	207400	400	10	1
Z	• 60	170	230	5	1
Pigicow					
X	43450	44350	900	10	1
Y	207500	208300	800	10	1
Z	• 160	230	390	5	1

17.12.3.8 Interpolation Plan

The OK estimation was run in a three-pass kriging plan, the second and third passes using progressively larger search neighbourhoods to enable the estimation of blocks un-estimated on the first pass. A summary of parameters is provided in Table 17-32.

Further explanation and details are as follows:

- Sample weighting determined by variogram model parameters (kriging approach) for all variables, using unfolding to reference surfaces for each domain.
- Block discretisation was set to 3 (X) by 3 (Y) by 2 (Z) to estimate block grades of 10 m by 10 m by 5 m parent size, using nominal 3 m composites. Sub-cells received the parent cell estimate.
- A three-pass kriging plan was used; Pass 1 search—40 by 40 by 20 m; Pass 2 search • 80 by 80 by 16 m; Pass 3 search 160 by 160 by 80 m. Search dimensions were selected based on drilling density and configuration.
- A minimum of 6 composites in total and a maximum of 4 composites per octant was used which equates to a maximum of 32 composites per estimate. Passes 2 and 3 used a minimum of 4 and 2 composites per octant respectively.
- The effect of high-grade composites above designated thresholds was limited by applying spatial restraining of values within a search of 5.1 by 5.1 by 7.5 m.

Table 17-32: Pigicow and Bekou Kriging Plan Parameters

Estimation Method Search Radius	OK
X radius (pass 1/2/3)	40/80/160
Y radius (pass 1/2/3)	40/80/160
Z radius (pass 1/2/3)	20/40/80
Discretisation (x/y/z)	3/3/2
Search type	Octant
Minimum No. composites (pass 1/2/3)	6/4/2
Maximum No. composites per octant (pass 1/2/3)	4/4/4
Minimum No. composites per octant	1
Maximum No. composites per hole	5
Minimum No. of octants (pass 1/2/3)	4/4/1

High-grade outlier composites were managed in the Pigicow and Bekou models using spatial restraining above grade thresholds.

The high grade thresholds were initially chosen according to discontinuities in the cumulative probability plots for the respective estimation domains, and iteratively adjusted based on visual and statistical validation of the model against the drill hole data. The final thresholds used are summarised in Table 17-33.

Table 17-33: Summary of High-Grade Thresholds

Model	Domains	Threshold
Bekou	Oxide	10
Bekou	Sulphide	10
Pigicow	Oxide	6
Pigicow	Sulphide	10

17.12.3.9 Bulk Densities

Dry Bulk Density was assigned using a spherical function developed by Allied Gold. The function has a nugget of 1.3 t/m³ and a sill differential of 0.45 t/m³ at a range 35 m, i.e. at surface the bulk density is 1.3 and at 35 m below surface bulk density is 1.75. This was calculated with the following formulae:

$$\gamma(h) = c_0 + c\left[\frac{3}{2}\frac{h}{a} - \frac{1}{2}\frac{h^3}{a^3}\right] \text{ for } h \le a$$

and

$$\gamma(h) = c_0 + c \text{ for } h > a$$

Table 17-34 explains the variables used above.

Table 17-34: Pigicow and Bekou Details of Variables

Variable	Name	Description	Value
$c_o = 1.3$,	Nugget	Minimum SG—at surface	1
$c = 0.45$,	Sill differential	$c + c_o$ = Maximum SG	0.45
$a = 35$	Range	Depth at which maximum SG reached	35
h	Lag	Depth below surface	variable

17.12.3.10 Mineral Resource Classification

Resources were classified in compliance with the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (JORC, 2004).

The resource estimates have been classified based on data density, data quality, confidence in the geological interpretation and confidence in the estimation. The resources for Pigicow and Bekou are predominantly Inferred with small areas of closely drilled oxide material being classified as Indicated.

17.12.3.11 Mineral Resource Tabulation

Table 17-35: Pigicow—Mineral Resource—0.5 g/t Au cut off

	Indicated			Inferred		
Zone	Kt	Au	Oz	Kt	Au	Oz
Oxide	150	1.65	7,957	289	1.30	12,079
Transition			0	105	1.29	4,355
Sulphide			0	1,999	1.26	80,979
Total	150	1.65	7,957	2393	1.27	97,413

Table 17-36: Bekou—Mineral Resource—0.5 g/t Au cut off

	Indicated			Inferred		
Zone	kt	g/t Au	Oz	kt	Au	Oz
Oxide	42	1.74	2,350	58	1.14	2,126
Transition	6	1.17	226	48	1.16	1,790
Sulphide	24	1.93	1,489	916	1.39	40,936
Total	72	1.76	4,064	1022	1.37	44,852

17.12.3.12 Block Model Validation

Statistical and visual assessment of the block model were undertaken to assess successful application of the various estimation passes and to ensure that as far as the data allowed, all blocks within ore domains were estimated and the model estimates considered acceptable.

Visual Assessment of Grade Estimates

Onscreen validations between samples and blocks were completed on the model. The onscreen validation process involved comparing block estimates and composites grades in cross-section and in plan.

Mean Grade Reproduction

For the Pigicow and Bekou models the overall reproduction of the mean grade is acceptable. Some apparent under and over-estimation of the domain average in the block model for some domains is likely to be an artefact of the issues described above. The swath validations do not show the same discrepancies and are probably a more representative indication of the average grade conformance.

Swath Plot Validations

Swath plots are used to assess the block model estimates for global bias; the estimates should have a close relationship to the drill hole composite data used for estimation.

The process involved averaging both the blocks and samples in panels of 40 m (easting) by 40 m (northing) by 10 m (RL). The relationship between model and sample panel averages was assessed in the form of scatter plots and Q-Q plots. Conformance of the model and sample average grades was assessed in the form of easting, northing and RL swaths of the panel averages.

Generally good agreement is observed between the data and block model au mean grade for easting, northing and RL slices. QQ and scatter plots for the averaged sample data vs. block model results show deviation from the 45• line, with overstatement of low grades and understatement of high grades by the block model. This is a natural expected behaviour of moving from sample size data to a much bigger volume as represented by Kriged models.

Overall, the swath plot validation process shows that the block model estimates follow the trend of the 3 m composite grades across the deposit. From the perspective of conformance of the average model grade to the input data, Golder considers the model to be a satisfactory representation of the drill hole data used (Figure 17-13 and Figure 17-14).

Pigicow—Blocks vs Samples in 40m x 40m x 10m Panels Domain 1 to 8 (Oxide)



Figure 17-13: Pigibo—Block Model validation oxide swath plots

Bekou—Blocks vs Samples in 40m x 40m x 10m Panels Domain 16 to 22 (Oxide)



Figure 17-14: Bekou—Block Model validation oxide swath plots

17.12.4 Botlu Oxide Resource Estimation

The following modelling description is adapted from the M. Binns report on his modelling of the deposit.

Allied completed an updated resource estimation for the Botlu deposit in March 2011. This resource estimation was completed after the cut-off date for inclusion into this Report. The changes in the updated Mineral Resources are not considered to be material to the overall Simberi mineral inventory and therefore the resulting updated Mineral Resources at Botlu are not included in this report.

The Botlu oxide resource block model was estimated using multiple indicator kriging between the topographic surface and an interpreted base-of-oxide surface. Most resource drilling was completed by 1996, but in 1997, several holes were drilled at the northern end of the oxide deposit, targeting IP geophysical anomalies.

In summary, there is a thin (up to 10 m) blanket of oxidised material over most of Botlu. In one location in the north of the prospect, oxidation extends down to 80 m depth in an area of about 100 m by 150 m. Surface 5 m channel samples return grades up to 12 g/t gold, and define a horseshoe shaped area of gold mineralisation. Drilling in general intersected higher oxide gold grades near surface, decreasing in tenor with depth. In the south-east of the prospect, however, moderate to high-grade gold in unoxidised material occurs from near surface to 100 m depth.

As in the other East Simberi prospects, at Botlu the oxide gold mineralisation is associated with highly fractured and altered porphyry and volcanoclastic lithologies. However, unlike the other prospects, quartz veining and silicification are common. Higher gold grades are associated with the silicification. The depth of oxidation is variable, from a few metres thick in parts of the south and south-east of the prospect, to about 80 m thick in the north.

Thicker oxide development occupies an area of about 100 m by 150 m, and appears to have reasonably well defined boundaries to its east and north-west. The east boundary coincides with a shallow valley, a tributary to Botlu Creek, and the north-west boundary coincides with Botlu Creek itself. Both boundaries may reflect structural control, and the deeper oxidation may have taken place in fractured ground between the structures. The area of deep oxidation also coincides with a ridge, probably due to the presence of silica. About 90 surface 5 m channel samples over this immediate area average 1.9 g/t gold. Gold grades (in channel samples) progressively decrease to the south-west, and the host lithologies become finer grained, and ultimately become crudely bedded tuffs.

Drilling within the deeply oxidised area shows that, on average, gold grades decrease with depth, though grade variability downhole is consistent with intersection of a series of steeply dipping mineralised zones.

In the areas of shallow oxide development, in the south and south-east of the prospect, both surface channel sampling and drilling indicate that there are several small areas of moderate grade oxide gold mineralisation, immediately underlain by moderate grade sulphides. Past drilling by Kennecott intersected high-grade gold zones to about 100 m depth beneath this area. Additional drilling is required to better define and test the sulphide resources.

As in the other prospects, the main primary control of gold mineralisation is likely to be steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Higher grades are associated with quartz veining and silicification, and in some places with sulphide veining. Iron oxides on fractures, and crackle brecciation are common.

The main information sources for interpretation of the oxide zone include:

- Prospect topography, partly surveyed by CPS in 1996, with additional compass and chain data, and 1997 CPS drill hole and channel sample location data.
- Gold assays from drill holes (Kennecott and Nord).
- Gold assays from Nord 5 m channel samples.
- Gold assays from Kennecott surface sampling (not used in block estimates).
- Oxide, transition and sulphide coding downhole.

Interpretation of mineralisation continuity on cross-sections and plan for the purpose of resource estimation concluded that the mineralisation was too complex at small scales for any higher-grade mineralised structures to be identified.

Consequently the oxide material was defined as the volume confined by the topography, the interpreted base-of-oxide boundary, and a peripheral boundary based on either a local average grade cut-off or lack of data. For the purpose of this resource estimate, the definition of the interpreted structurally controlled margin on the east of the deeper oxide zone was improved by making the interpreted oxidised zone thinner to the east of the margin.

Short and isolated (usually 1-2 m) transition or sulphide intersections were included within the oxide interpretation to avoid unnecessary complexity, but normally the base of the oxide zone was placed above the first appearance (downhole) of transition or sulphide material. In places, there were oxide intersections below the oxide boundary, probably in more deeply weathered structures, but these were not included in the oxide resource model.

17.12.4.1 Surveying

There has been no specific surveying campaign at Botlu to establish a topographic model. However, a substantial amount of survey data does exist.

All of the Kennecott hole collars were surveyed (by EDM) during Kennecott's initial exploration programme, and most were confirmed by re-surveying. CPS Palanga surveyed every fifth Nord 5 m

channel sample endpoint, and the northing and easting of all the other channel sample midpoints were determined by fitting compass/chain surveys of the sampling to the CPS survey. CPS Palanga produced a map showing 10 m contours based on their surveying and field observations, which is probably the best resolution that can be expected from their survey point density. Also, CPS Palanga produced surveyed road and track formation lines, with 3-D coordinates. All these data, along with other point data (e.g. control points) were used to form a topographic DTM.

17.12.4.2 The Database

The total Botlu drill hole assay database consisted of 135 aircore or aircore/RC drill holes (total 8,565 m), with an additional 186 m of diamond tail, and 15 diamond drill holes (total 3,027 m). The drill hole traverse spacing was nominally 25-30 m, but very irregular due to the steep topography. The resource was estimated on the Simberi grid.

The base of oxidation was interpreted on cross-sections 20 m apart (8010N to 8490N), and digitised on-screen, snapping onto drill holes where possible. A digital terrain model (DTM) of the base of oxidation surface was formed, as was one of the surface topography. The two surfaces were linked to form a solid model that enclosed all the potentially mineralised oxidised material. This model was used to identify drill assay data inside it, for use in variography and block grade estimation.

Table 17-37 and Table 17-38 compare 2 m composite data from drill holes only, and from both drill holes and 5 m surface channel samples, all within or on the upper surface of the interpreted oxide model. There are a greater proportion of higher grades in the channel sample data than in the drill data, but at this prospect, there is a strong tendency for higher grades to occur near surface. There is also a clustering of surface data in higher-grade sections of the deposit, so these raw average grades will be biased.

Table 17-37: Botlu—2 m composite statistics—drill holes

Topcut Avg >0.5	Avg	Median	Min	Max	SD	CV	
No cut	1.02	0.66	0.00	19.30	1.40	1.38	1.47
Topcut to 7.9 g/t (99%)	0.99	0.66	0.00	7.90	1.16	1.18	1.43
Topcut to 5.1 g/t (98%)	0.95	0.66	0.00	5.10	0.97	1.02	1.36

Table 17-38: Botlu—5 m channel sample statistics

Topcut Avg >0.5	Avg	Median	Min	Max	SD	CV	
No cut	1.10	0.68	0.00	19.30	1.53	1.39	1.64
Topcut to 8.0 g/t (99%)	1.06	0.68	0.00	8.00	1.29	1.21	1.58
Topcut to 5.3 g/t (98%)	1.02	0.68	0.00	5.30	1.10	1.08	1.52

The full drill hole plus channel sample data set was used as input for block grade estimation, on the basis that the two data sets are statistically similar. However, only the drill hole composites were used to determine grade continuity.

Figure 17-15 illustrates the Botlu sample population distribution for the Oxide horizon.



0.999
0.99
0.95
0.84
Prob. Plot
0.50
0.16
0.05
0.01
-2.5
-2
-1.5
-1
-0.5
0
0.5
1
1.5
class

Figure 17-15: Botlu—Oxide Au cumulative frequency plot

17.12.4.3 Bulk Densities

In December 1996, Nord drilled two diamond holes (BO012, BO013) at Botlu, both in the area of deep oxide development. In March 1997, Nord drilled another three diamond holes (BO014-16) in areas of both oxide and sulphide mineralisation. A total of 144 oxide and 201 sulphide bulk density determinations were made. As in the other prospects, there is an increase in oxide dry BD with depth, though there is more scatter. The results showed that bulk densities were generally higher than had been determined in the other prospects, probably due to silica content. In BO012, there were some lower BDs (around 1.2-1.5) in the vicinity of core loss, probably in a fracture zone. In BO013, there were some BDs around 2.0 associated with a near-surface sulphidic zone with oxide above and below it. Both these occurrences were discounted when estimating the relationship between oxide bulk density and depth below surface. Figure BO-4 shows the relationships between depth and bulk density for both oxide and sulphide samples.

The variation of dry bulk densities with depth was modelled by the spherical function used for representing variograms. Using this, the dry BD is 1.25 at surface, and 1.9 at 35 m depth and below, with a progressive variation according to the spherical function in between. The spherical model parameters are nugget = 1.25, sill = 0.65, range = 35.

17.12.4.4 Variography

For the full indicator estimates, nine cut-offs were selected which divided the drill hole 2 m composites data into class intervals that became smaller with higher grades. The lowest grade class represented 15.8% of the data and the highest class represented 3.4% of the data.

Table 17-39 details the cut-offs used for the grade classes are listed below, along with class statistics.

Table 17-39: Botlu—Grade class cut offs and statistics

Class	From % Cu	To % Cu	Average % Cu	Median % Cu	% of Data
1	0.00	0.23	0.13	0.14	15.8
2	0.23	0.35	0.30	0.30	11.3
3	0.35	0.48	0.42	0.42	9.8
4	0.48	0.62	0.55	0.55	10.6
5	0.62	0.78	0.70	0.70	10.8
6	0.78	0.99	0.88	0.86	10.2
7	0.99	1.32	1.16	1.14	10.8
8	1.32	2.02	1.62	1.57	10.3
9	2.02	3.45	2.55	2.42	7.0
10	3.45	19.3	6.62	5.25	3.4

This table shows that for all classes except the highest, the class average is almost the same as the class median. This means that the average for these classes is robust, with no outliers. For the highest class, however, there is a significant difference between the average and the median, a consequence of the presence of a few exceptionally high-grade composites. Median values were used for the two highest classes in this estimate.

A series of global and directional variograms established that there was a preferred directional continuity (maximum range) at 160•, with a minimum at 70•, for the median indicator variogram. This was supported by normal and log variograms. The same preferred directional continuity was also present at higher-grade cut-offs. At lower cut-offs, the mineralisation became isotropic.

The data used for the variograms was derived from the oxide zone, including the south-east where there is some geological evidence for a north-north-east orientation of sulphide mineralisation beneath the thin oxide zone. However, exclusion of the data in this area had no effect on the variograms, probably because the zone is thin and the relative amount of data is small. Furthermore, variograms of the 5 m channel samples, which test only the near-surface oxide material, showed isotropic continuity supporting some gold remobilisation and homogenisation near surface.

For the purpose of block estimation, continuity of gold grade in 2 m downhole oxide composites was established using indicator variograms at the 9 cut-offs in Table 17-40.

Table 17-40: Botlu—Indicator variogram cut offs and models

Cut-off g/t Au	Co	C1	R1(DH) m	R1(160) m	R1(70) m	C2	R2(DH) m	R2(160) m	R2(70) m
0.23	0.32	0.18	9.0	11.0	11.0	0.50	70	140	140
0.35	0.32	0.26	10.0	11.0	11.0	0.42	70	100	100
0.48	0.32	0.30	10.0	14.0	10.0	0.38	55	80	80
0.62	0.32	0.32	12.0	14.0	8.0	0.36	35	70	35
0.78	0.32	0.32	10.0	15.0	7.0	0.36	33	50	23
0.99	0.32	0.34	8.0	14.0	6.0	0.34	30	47	20
1.32	0.32	0.35	7.5	12.0	6.0	0.33	20	45	20
2.02	0.32	0.35	5.0	10.0	6.0	0.33	17	44	20
3.45	0.32	0.35	4.5	8.0	6.0	0.33	15	40	20

Key:

Co—Nugget variance; C—Variance of spherical model structure;

R(160), R(70)—Horizontal ranges; R(DH)—Downhole range

17.12.4.5 Block Model Estimation

The block estimation was done in Simberi grid coordinates using a Surpac block model. The model extent was 8,170 m to 8,700 m east, 7,940 m to 8,510 m north, and 1,050 m to 1,250 m RL. Block size was 10 m by 10 by 5 m, sub-blocked to 5 m by 5 m by 2.5 m against topographic and base-of-oxide surfaces. This block size is consistent with the drill hole density, and the type of mineralisation being modelled.

2 m downhole oxide drill composite data, and 5 m surface channel samples, were used.

Bulk density was estimated for each block on the basis of depth below surface, using diamond drill core data.

17.12.4.6 Classification

Classification into Measured, Indicated and Inferred Resources was done using proximity to source data, as Indicated by the average number of samples inside the search ellipsoid during a separate block estimation run for this purpose. Solid models enclosing a range of average sample numbers were made, and visually compared to drill density. Two models were selected to contain Measured and Indicated Resources, and edited to delete isolated and non-coherent segments. The average number of samples used for Measured Resources was 45, and 23 for Indicated Resources. Blocks estimated from fewer than three composites were not included in the model. As expected, Measured blocks were located in well-drilled, coherent and central portions of the deposit, and Inferred blocks were located around its margins.

17.12.4.7 Block Estimate Results

At a cut-off of 0.5 g/t gold the model contains 1.67 million tonnes at 1.16 g/t gold, with an average bulk density of 1.59.

17.12.4.8 Block Estimate Validation

Average grades of the 2 m composite and 5 m channel sample source data, and of blocks in the oxide block model, were compared in 10 m flitches. Figure 17-16 shows the results graphically. The average grades of the data are those remaining after a 10 g/t Au top cut (which removes a few outlier values). The grades of the blocks (10 m by 10 m by 5 m) result from indicator kriging for which the grade of the top class was reduced from the average 6.62 g/t to the median 5.25 g/t. Taking these factors into account, the agreement between the source data and the block grades is quite good for that part of the deposit with good data density. In areas of less data, the block model effectively averages the composite data. Note that there is a double peak in all the data on the graph. The RL range 1,120 m to 1,190 m relates to deeper oxide resource, while the range 1,190 m to 1,230 m corresponds to the thinner oxides in the south-east of the prospect.

BOTLU SOUTH OXIDE BLOCK MODEL
DATA AND BLOCK GRADE COMPARISON


Gold grade (Au g/t)
Number of data
RL (+1000m)
5m comp grade
Block grade
No of comps
No of blocks

Figure 17-16: Botlu—Block model historical validation

17.12.5 Botlu Sulphide Resource Estimation

Resource tonnage inside nominal 1.0 g/t Au envelope. Average grade of 10 • 10 • 5 m blocks estimated by ID from data inside envelope, cut at 98th percentile.

A block grade model, inside a sulphide envelope interpreted from cross-sections, was estimated by inverse distance squared (ID) interpolation. Search parameters were 35 m isotropic. The block size used was 10 m North by 10 m East by 5 m RL, sub-blocked to 5 by 5 by 2.5 m against topographic, oxidation and grade boundaries. 2 m downhole drill composite data were used.

Bulk density was taken to be 1.9 t/m³ (constant).

The grade data are approximately log normally distributed. Two data sets were used, cut to the 99th and 98th percentiles.

Table 17-41 details the 2 m Sulphide composite statistics for the 671 composite samples.

Table 17-41: Botlu—2-m Sulphide composite statistics.

Topcut	Mean	Median	Min	Max	SD	CV
No cut	2.22	1.18	0	115.5	5.64	2.54
Topcut to 22g/t	2	1.18	0	22	2.7	1.35
Topcut to 9g/t	1.86	1.18	0	9	1.89	1.02

Table 17-42: Botlu—Sulphide Block model statistics

Grade range	Tonnes	Grade (uncut)	Grade (cut 22)	Grade (cut 9)	BD
0.0 - 1.0 g/t	307,206	0.71	0.71	0.71	1.9
>1.0 g/t	1,203,769	2.77	2.29	2.02	1.9
TOTAL	1,510,975	2.35	1.97	1.76	1.9

17.12.5.1 Authors Validation

The author supervised the validation of the historical Botlu model. A statistical and visual assessment of the block model were undertaken to assess the successful application of the estimation and to ensure that as far as the data allowed, all blocks within ore domains were estimated and the model estimates were considered acceptable.

The model was imported into the mining software package Vulcan and examined against the raw drilling data where an acceptable match was observed. Statistically, the mean grade of the data was preserved in the oxide and sulphide models. Figure 17-17and Figure 17-18 show swath plots across the deposit illustrating a good correlation between the composite data and the block models across the deposit.

Botlu—Blocks vs Samples in 20m x 20m x 5m Panels Domain: Oxide



Figure 17-17: Botlu—Oxide—Authors validation

Botlu—Blocks vs Samples in 20m x 20m x 5m Panels Domain: Sulphide



Figure 17-18: Botlu—Sulphide—Authors validation

17.12.6 Samat Resource Estimation

17.12.7 Geological Interpretation

Pre-2010

Previously at Samat definitive controls on mineralisation were not identified. The pattern of the thin layers of mineralisation is suggestive of mineralisation sources along discrete structural zones, with spreading by supergene processes and soil creep at surface, modified by local erosion.

At Samat South, volcanoclastics and diatremes are closely associated with the mineralisation. An interpreted 085• trending fault to the south marks a boundary between hydrothermally altered and unaltered rocks. Within the mineralised zone itself, structures are not sufficiently well defined to provide limits that can be used in resource estimation.

At Samat North, differences between several twinned drill holes indicate structural complexity. The northern boundary of the mineralisation appears to lie along a NW-SE trending fault. A NE-SW trending fracture zone may pass through the mineralised zone and intersect the northern end of the Samat East structure.

At Samat East, a thin layer of oxide mineralisation extends in a NNE direction, on the western slopes of a prominent ridge.

2010

Allied supplied Golder with a geological interpretation consisting of wireframe surfaces defining the weathering profiles and the structural controls on the mineralisation at Samat (Figure 17-19). Golder used the structural wireframe surfaces to construct wireframe solids defining the geological domains (Figure 17-20), which were used to flag the drill hole database and construct the geological block model. Allied also supplied Golder with the latest pit surveys.


NE STRUCTURE
E STRUCTURE
S STRUCTURE
NW STRUCTURE

Figure 17-19: Samat structural wireframe surfaces


SAMAT NORTH A
SAMAT NORTH B
SAMAT SOUTH B
SAMAT EAST
SAMAT SOUTH A
208100 N
208000 N
207900 N
207800 N
207700 N
207600 N
207500 N
207400 N
207300 N
207200 N
207100 N
207000 N

Figure 17-20: Samat geological domains, completed by Golder

17.13 Geological Block Model

A geological block model for Samat (samat1007.bmf) was created in Vulcan software.

17.13.1 Block Model Parameters

The parent block size of 10 by 10 by 10 m (X, Y and Z) reflects the average drill spacing in the deposit, which is predominantly 10 to 20 m between and on section. The minimum sub-blocking was defined as 5 by 5 by 5 m. The summary of block model parameters is provided in Table 17-43. The block model origins and extensions are shown in Figure 17-21.

Table 17-43: Block model origin and extensions

Parameter	Easting	Northing	RL
Parent Block Size (m)	10	10	10
Sub Cell Block Size (m)	5	5	5
Origin Minimum (m)	44250	207100	-250
Origin Maximum (m)	44940	208050	300
Extension (m)	690	950	550
Number of Cells:	69	95	55


BLOCK MODEL OUTLINE
DRILL
COLLAR
LOCATIONS
208100 N
208000 N
207900 N
207800 N
207700 N
207600 N
207500 N
207400 N
207300 N
207200 N
207100 N
207000 N
44200 E
44300 E
44400 E
44500 E
44600 E
44700 E
44800 E
44900 E
45000 E
45100 E

Figure 17-21: Plan view showing the Samat model area (blue polygon) as well as the drill hole collar locations

17.13.2 Block Model Variables and Coding

Variables with default values were assigned to each block. Table 17-44 summarises the variables created for the geological block model. Each block geological variable was then coded by the wireframe surfaces and solids and assigned a value according to the block's position relative to the wireframe (Table 17-45). In the case of multiple wireframes, the sequential order in which the flagging occurred dictated the final block variable value.

Table 17-44: Block model variables

Variable Name	Default	Type	Description
OX	• 99	Integer	Weathering Codes: 1 = oxide 2 = transition 3 = sulphide
ESTDOM	• 99	Integer	Estimation Domains: 1000s = Samat S A 2000s = Samat S B 3000s = Samat N A 4000s = Samat N B 5000s = Samat E
MINED	0	Integer	Mined Code: 0 = in situ 1 = mined
DOMAIN	5000	Integer	Geological Domains: 1000 = Samat S A 2000 = Samat S B 3000 = Samat N A 4000 = Samat N B 5000 = Samat E

Table 17-45: Wireframes, flagging values and priorities applied to the geological block model

Variable	Priority	Projection	Projection Direction	Value	Wireframe	Wireframe Description
OX	1	none	Z	1	10_sim_topo.00t	Topographic surface
OX	2	none	Z	2	10_samat_base_oxide.00t	Base of complete oxidation surface
OX	3	none	Z	3	10_samat_top_sulphide.00t	Top of sulphide (base of transition) surface
OX	4	partial	Z	• 99	10_sim_topo.00t	Topographic surface
MINED	1	partial	Z	1	10_samat_north_east_pits.00t	Combined North A Pit and East Pit
MINED	2	partial	Z	1	10_samat_south_pit.00t	South Pit
MINED	3	partial	Z	1	10_samat_northb_pit.00t	North B Pit
MINED	4	partial	Z	• 99	10_sim_topo.00t	Topographic surface
DOMAIN	1	none	Z	1000	10_samat_south_A.00t	Samat South A solid
DOMAIN	2	none	Z	2000	10_samat_south_B.00t	Samat South B solid
DOMAIN	3	none	Z	3000	10_samat_north_A.00t	Samat North A solid
DOMAIN	4	none	Z	4000	10_samat_north_B.00t	Samat North B solid
DOMAIN	5	partial	Z	• 99	10_sim_topo.00t	Topographic surface

Estimation domains (ESTDOM) were calculated based on combinations of geological domain codes and oxidation codes. These are summarised in Table 17-46.

Table 17-46: Samat Estimation Domains

ESTDOM	Description
1001	Samat South A Oxidised
1002	Samat South A transition
1003	Samat South A sulphide
2001	Samat South B Oxidised
2002	Samat South B transition
2003	Samat South B sulphide
3001	Samat North A Oxidised
3002	Samat North A transition
3003	Samat North A sulphide
4001	Samat North B Oxidised
4002	Samat North B transition
4003	Samat North B sulphide
5001	Samat East Oxidised
5002	Samat East transition
5003	Samat East sulphide

17.14 Exploratory Data Analysis

17.14.1 Data Preparation and Compositing

Raw samples in the validated Vulcan database sim16072010.tig.isis were flagged using the geological interpretation for DOMAIN and OX based on the centroid position of the raw sampling interval. The flagging of raw data was carried out using a process identical to that used to assign the variables to the geological block model. Therefore, the variable names, variable values and definitions and the wireframes names used are all identical. ESTDOM codes were calculated the same as for the block model.

The nominal raw sampling interval in the Samat database is 1 m (around 90% of the Samat drill holes). A relatively small proportion (less than 10%) of intervals in the database range from 0.06 to 19.8 m in length. These predominantly reflect waste or low-grade regions of the deposit.

Data was composited to 5 m lengths. The 5 m length was selected to reflect minimum sub-blocking height of 5 m. Compositing reduces the impact of high outlier values by reducing spikes 9 the variance) in the data.

The compositing was broken on changes in the DOMAIN code, retaining majority codes for OX and ESTDOM.

Gaps in the downhole sequence were treated as missing during compositing with no default values assigned to represent the missing sample intervals. Assay intervals that were not sampled for Au were excluded from compositing. The standard filtering routine (in Vulcan) was used to exclude from composite creation any null values representing non-sampled intervals for other variables. This routine excludes sample values >• 9999 • 0.001.

17.14.2 Univariate Statistics

A summary of the global statistics broken down by DOMAIN is presented in Table 17-47. Statistics broken down by ESTDOM is summarised in Table 17-48. All statistics are weighted by length.

Table 17-47: Statistics by DOMAIN

DOMAIN	No.Obs.	Minimum	Maximum	Mean	Variance	Coeff.Var	Median
Au							
1000	718	0.01	21.48	0.27	0.97	3.68	0.05
2000	1877	0.01	67.64	1.73	15.01	2.24	0.43
3000	633	0.01	21.75	0.43	1.35	2.72	0.19
4000	1352	0.01	123.25	1.46	30.75	3.81	0.33
5000	1124	0.01	23.99	0.52	1.30	2.18	0.20
Global	**5704**	**0.01**	**123.25**	**1.11**	**13.22**	**3.29**	**0.23**
Ag							
1000	604	0.01	35.20	0.72	2.42	2.15	1.00
2000	1600	0.05	65.00	1.80	15.00	2.15	1.00
3000	538	0.05	90.00	1.02	15.76	3.88	1.00
4000	1184	0.10	146.00	2.52	89.46	3.75	1.00
5000	994	0.02	230.00	2.25	91.74	4.26	1.00
Global	**4920**	**0.01**	**230.00**	**1.85**	**47.35**	**3.72**	**1.00**
S							
1000	211	0.01	8.22	2.87	4.69	0.75	2.69
2000	197	0.01	9.54	2.83	4.85	0.78	3.09
3000	92	0.01	6.48	1.28	3.09	1.37	0.33
4000	181	0.01	7.19	2.64	2.76	0.63	2.54
5000	253	0.01	9.72	2.35	5.30	0.98	1.93
Global	**934**	**0.01**	**9.72**	**2.51**	**4.55**	**0.85**	**2.39**

Table 17-48: Statistics by ESTDOM

ESTDOM	No.Obs.	Minimum	Maximum	Mean	Variance	Coeff.Var	Median
Au							
1001	75	0.01	15.89	0.94	4.53	2.28	0.21
1002	25	0.01	1.48	0.27	0.18	1.58	0.05
1003	618	0.01	21.48	0.19	0.50	3.80	0.05
2001	293	0.01	67.64	3.59	42.61	1.82	1.41
2002	115	0.01	27.05	2.21	18.16	1.93	0.45
2003	1469	0.01	54.32	1.31	8.19	2.18	0.35
3001	179	0.01	21.75	0.69	2.96	2.48	0.31
3002	38	0.01	14.49	0.81	5.28	2.84	0.28
3003	416	0.01	6.03	0.27	0.19	1.58	0.16
4001	241	0.02	21.08	2.07	11.79	1.66	0.52
4002	79	0.02	123.25	5.86	334.44	3.12	0.47
4003	1032	0.01	54.66	0.96	9.28	3.17	0.29
5001	434	0.01	23.99	0.68	2.53	2.34	0.23
5002	94	0.01	3.10	0.31	0.26	1.64	0.07
5003	596	0.01	6.83	0.44	0.48	1.59	0.19
Global	**5704**	**0.01**	**123.25**	**1.11**	**13.22**	**3.29**	**0.23**
Ag							
1001	66	0.05	35.20	1.40	19.98	3.19	1.00
1002	23	0.01	1.00	0.48	0.16	0.83	0.20
1003	515	0.05	4.20	0.65	0.21	0.71	1.00
2001	252	0.05	16.04	1.24	3.70	1.56	1.00
2002	95	0.05	14.00	1.27	3.55	1.49	1.00
2003	1253	0.05	65.00	1.96	18.09	2.17	1.00
3001	160	0.05	5.37	0.64	0.54	1.16	0.33
3002	32	0.12	3.56	1.00	0.61	0.78	1.00
3003	346	0.05	90.00	1.21	24.35	4.08	1.00
4001	208	0.10	31.00	1.79	11.70	1.91	1.00
4002	71	0.10	145.00	8.72	689.35	3.01	1.00
4003	905	0.10	146.00	2.20	56.16	3.42	1.00
5001	404	0.02	90.00	1.38	27.41	3.79	0.50
5002	86	0.08	70.00	3.03	96.11	3.24	1.00
5003	504	0.04	230.00	2.84	144.06	4.23	1.00
Global	**4920**	**0.01**	**230.00**	**1.85**	**47.35**	**3.72**	**1.00**
S							
1001	31	0.03	3.22	0.63	0.76	1.39	0.20
1002	15	0.01	3.89	1.97	1.31	0.58	1.63
1003	165	0.06	8.22	3.34	4.45	0.63	3.31
2001	44	0.01	4.50	0.57	0.76	1.53	0.20
2002	13	0.01	2.40	0.46	0.46	1.47	0.08
2003	140	0.01	9.54	3.81	3.43	0.49	3.89
3001	50	0.01	4.70	0.38	0.50	1.86	0.21
3002	7	0.01	6.48	1.14	4.80	1.92	0.20
3003	35	0.19	6.04	2.67	3.47	0.70	2.50
4001	41	0.01	4.04	0.89	0.96	1.10	0.42
4002	15	0.31	3.78	1.85	0.88	0.51	1.92
4003	125	0.38	7.19	3.33	2.02	0.43	3.12
5001	71	0.01	8.68	0.30	1.20	3.65	0.05
5002	34	0.01	7.41	0.76	2.17	1.93	0.30
5003	148	0.25	9.72	3.82	3.23	0.47	3.86
Global	**934**	**0.01**	**9.72**	**2.51**	**4.55**	**0.85**	**2.39**

Golder also implemented data declustering on the drill holes. The declustered data was mainly used in validations of the grade estimation process against the drill hole data, to achieve more representative comparisons with the grade estimates.

The declustering weights were calculated via a cell declustering technique which uses the moving window method. The window size was set to 40 by 40 by 5 m orientated at an azimuth of 340• with a • 90• dip, to match the overall mineralisation trend.

17.14.3 Grade Distribution Analysis

The distributions of Au, Ag and S across the DOMAIN and ESTDOM domains were analysed using cumulative log-probability plots. This analysis was carried out to assess distribution behaviour across the domains and also to identify outliers and thresholds for potential spatial restraining of high-grades during estimation.

Figure 17-22 displays cumulative log-probability plots of the Au distribution within each geological domain (DOMAIN) as overlays, for all weathering profiles combined. The distributions indicate clear differences in the grade distributions between the domains.


Samat Au Deposit: Weighted Cumulative Probability Plot
AU - Log Scale
% Cumulative Probability

Figure 17-22: Log-probability plot of the Au distribution by DOMAIN

Grade distributions by weathering profiles were also compared to assess for any global differences between in situ oxide, transition and sulphide material. Figure 17-23 to Figure 17-27 show examples of log-probability plots for Au in each geological domain with the in situ oxide, transition and sulphide distributions compared as overlays. The distributions also highlight clear differences in grade between the weathering profiles in each geological domain.

Samat Au Deposit: Weighted Cumulative Probability Plot



ESTDOM=1001
ESTDOM=1002
ESTDOM=1003
AU - Log Scale
% Cumulative Probability

Figure 17-23: Cumulative probability plots for Samat South A by ESTDOM

Samat Au Deposit: Weighted Cumulative Probability Plot



AU - Log Scale
% Cumulative Probability

Figure 17-24: Cumulative probability plots for Samat South B by ESTDOM

Samat Au Deposit: Weighted Cumulative Probability Plot


ESTDOM=3002
AU - Log Scale
% Cumulative Probability

Figure 17-25: Cumulative probability plots for Samat North A by ESTDOM

Samat Au Deposit: Weighted Cumulative Probability Plot


AU - Log Scale
% Cumulative Probability

Figure 17-26: Cumulative probability plots for Samat North B by ESTDOM

Samat Au Deposit: Weighted Cumulative Probability Plot


ESTDOM=5001
ESTDOM=5002
AU - Log Scale
% Cumulative Probability

Figure 17-27: Cumulative probability plots for Samat East by ESTDOM

This process was repeated for Ag and S. Ag has similar differences in grade distributions across the domains as Au, however, the probability plots for S in sulphide material (Figure 17-28) shows that the grade distributions in all geological domain are similar.

Based on the limited number of samples of S in transition material and on the comparison of S in sulphide material (above), the decision was made to combined S for all transition and sulphide material irrespective of geological domain or weathering profile.

% Cumulative Probability
Samat Au Deposit: Weighted Cumulative Probability Plot


ESTDOM=1003
ESTDOM=3003
ESTDOM=4003
SUL - Log Scale
% Cumulative Probability

Figure 17-28: Cumulative probability plots for S in sulphide material by DOMAIN (ESTDOMs ending in 3)

17.15 Variographic Analysis

17.15.1 Variography Objectives and Approach

Variography was undertaken to model the spatial variability of the Au, Ag and S mineralisation. The objectives of the variography were to:

- establish the directions of major grade continuity for each domain
- quantify spatial continuity (variability, anisotropy and overall continuity), and
- provide variogram model parameters for use in geostatistical grade interpolation.

17.15.2 Variography Domains

Variography focused on the ESTDOM combinations are summarised in Table 17-49. Each variography domain was treated as a global unit, to derive global variogram models with good short and long-scale variogram definition.

Table 17-49: Variography domains

ESTDOM Combination	Description
1002/1003 (Au and Ag)	Samat South A transition and sulphide material
2002/2003 (Au and Ag)	Samat South B transition and sulphide material
3002/3003 (Au and Ag)	Samat North A transition and sulphide material
4002/4003 (Au and Ag)	Samat North B transition and sulphide material
5002/5003 (Au and Ag)	Samat East transition and sulphide material
OX = 1 (Au, Ag and S)	All oxide material
OX = 2/3 (S)	All transition and sulphide material for S

17.15.3 Summary of Variogram Models

Table 17-50 shows the orientations of mineralisation continuity that were identified and modelled.

The "separation" is the angle between the major and semi-major vectors. The "rotation" applies to the semi-major axis; it is the angle required to rotate the search ellipsoid around the major axis vector to align the ellipsoid with the interpreted resultant plane for grade interpolation.

Table 17-50: Summary of Variogram Continuity Orientations

	Major Axis	Semi-Major Axis	Resultant Plane	Major & Semi-Major	Rotation Angles
Domain	Plunge/Direction	Plunge/ Direction	Dip/Dip Direction	Separation Angle	R1/R2/R3
1002/1003 (Au and Ag)	0 • 120	70 • 030	30 • 060	90	0/120/30
2002/2003 (Au and Ag)	0 • 100	60 • 010	10 • 060	90	0/100/10
3002/3003 (Au and Ag)	0 • 135	70 • 220	20 • 070	90	0/130/20
4002/4003 (Au and Ag)	0 • 080	20 • 170	70 • 020	90	0/080/70
5002/5003 (Au and Ag)	0 • 130	70 • 220	20 • 070	90	0/130/20
OX = 1 (Au, Ag and S)	0 • 150	0 • 240	0 • 000	90	0/150/0
OX = 2/3 (S)	0 • 160	0 • 250	0 • 000	90	0/160/0

KEY: R1/R2/R3 Search orientations (conventional left hand rule)
R1 = azimuth rotation clockwise from north
R2 = plunge along R1 direction (+ve = up, -ve = down)
R3 = dip rotation around R1-R2 axis (+ve = anticlockwise, -ve = clockwise)

As an example, Figure 17-29 illustrates the Au variogram models for Samat North A transition and sulphide material (ESTDOMs 3002/3003).



Figure 17-29: Variogram models for Samat North A transition and sulphide material (ESTDOMs 3002/3003)

17.15.4 Grade Interpolation Strategy

Grade estimation of the Samat deposit was carried out using the geostatistical method of Ordinary Kriging (OK) using Vulcan. All variables were interpolated by OK. The OK method used estimation parameters defined by the variography. The estimation was performed by oxide and transitional/sulphide zone according to the respective wireframes. Au, Ag and S grades were estimated by OK within all domains.

The geological block model used a parent block size of 10 by 10 by 10 m for blocking purposes with sub-blocks set as 5 by 5 by 5 m. For the Samat drilling density the parent block size is reasonable to ensure local estimation quality and reduce conditional bias (Figure 17-21).

Un-estimated blocks were assigned default grade values. These default values were the mean domain grade from the estimated blocks. Default values pass was identified as pass 4.

The interpolated Vulcan block model was named samat1007_OK.bmf.

17.15.5 Kriging Plan

The OK estimation was run in a three-pass kriging plan, the latter passes using progressively larger search neighbourhoods to enable the estimation of blocks un-estimated on the first pass.

Further explanation and details are as follows:

- Sample weighting determined by variogram model parameters (kriging approach) for all variables.
- Block discretisation was set to 5 (X) by 5 (Y) by 2 (Z) to estimate block grades of 10 m by 10 m by 10 m parent blocks, using nominal 5 m composites. Sub-cells of 5 m by 5 m by 5 m received the parent cell estimate.

- A three-pass kriging plan was used; Pass 1 search of • 40 by 40 by 10 m; Pass 2 search of 8 by 80 by 20 m and a third of 120 by 12 by 20 m. Search dimensions were selected based on drilling density and configuration. The Z direction was limited to restrict grade from estimating far beyond the last sample.
- A minimum of two composites using an octant based search where a maximum of 2 samples per octant were allowed equating to a maximum of 16 composites per estimate. Pass 2 used a minimum of four and two composites and pass 3 one and one respectively.
- Any remaining un-estimated blocks were assigned the average value from the kriged estimates and an estimation pass value of 4.
- Spatial restraining was used to limit the influence of outlier high grades for all estimations. A 5.1 by 5.1 by 5.1 m search was used for the restraint effectively limiting the outlier high grades to one block in the model. Table 17-53 details the high grades restraint values used.

Table 17-51, Table 17-52 and Table 17-53 detail the kriging parameters used in the Samat estimation.

Table 17-51: Search radius and ellipsoid orientation by pass according to estimation domain

	Orientation	Ellipsoid radii (m)								
	Azimuth/Plunge	pass1			pass2			pass3		
Domain	Dip (R1/R2/R3)	X	Y	Z	X	Y	Z	X	Y	Z
1002/1003 (Au and Ag)	0/120/30	40	40	10	80	80	20	120	120	20
2002/2003 (Au and Ag)	0/100/10	40	40	10	80	80	20	120	120	20
3002/3003 (Au and Ag)	0/130/20	40	40	10	80	80	20	120	120	20
4002/4003 (Au and Ag)	0/080/70	40	40	10	80	80	20	120	120	20
5002/5003 (Au and Ag)	0/130/20	40	40	10	80	80	20	120	120	20
oxide (Au, Ag and S)	0/150/0	40	40	10	80	80	20	120	120	20
S (transition/sulphide)	0/160/0	40	40	10	80	80	20	120	120	20

KEY: R1/R2/R3 Search orientations (conventional left hand rule)
R1 = azimuth rotation clockwise from north
R2 = plunge along R1 direction (+ve = up, -ve = down)
R3 = dip rotation around R1-R2 axis (+ve = anticlockwise, -ve = clockwise)

Table 17-52: Samat Kriging Plan Parameters

Parameter	Values
Discretisation (X/Y/Z)	5/5/2
Search type	Octant search
Minimum No. samples (Pass 1/2/3)	4/4/1
Maximum No. samples	32 (4 per octant)

Table 17-53: Samat high grade restraining thresholds by estimation domain

Domain	Threshold Au	Threshold Ag	Threshold S
1002/1003 (Au and Ag)	999	999	—
2002/2003 (Au and Ag)	13	25	—
3002/3003 (Au and Ag)	999	999	—
4002/4003 (Au and Ag)	12	30	—
5002/5003 (Au and Ag)	999	20	—
oxide (Au, Ag and S)	18	17	999
S (transition/sulphide)	—	—	999

999 = no high grade threshold

17.16 Validation of Grade Estimates

An on-screen validation between samples and blocks was completed on the model. The estimated block model was also validated for conformance of the block average grades against the drill hole data using swath plots and reproduction of the declustered point support (5 m composite) data distribution in the kriged model

17.16.1 Visual Assessment of Grade Estimates

The on-screen validation process involved comparing block average grade estimates and composite grades in cross-section and in plan view for each modelled domain. The inspection showed a good correlation between the estimated blocks and the drill hole data.

17.16.2 Global Statistical Validation

The global estimated mean domain grade against 5 m composite data was checked as a means to validate reproduction of the mean grade of the data. This comparison is shown for all estimation domains in Table 17-54. Global statistical comparisons of the mean grade are influenced by varying drill hole density, data sharing between domains and high-grade treatment. These issues can sometimes distort the comparison. In particular, peripheral blocks representing extrapolated estimates can create apparent anomalies in the grade conformance. Differences observed in the global average grades may not be evident on swath comparisons, which is an advantage of using swath plots to assess conformance.

Overall, reproduction of the data average is acceptable to poor in places. Some apparent under and over-estimation of the domain average in the block model for some domains is likely to be an artefact of the issues described above. The swath validations do not show the same discrepancies and are probably a more representative indication of the average grade conformance.

Table 17-54: Au—Composite Grades vs. Block Model

Domain	5 m Composites			Block Model			Average	Variance
	No. Obs	Average	Variance	No. Obs	Average	Variance	% Difference	ADJ Ratio
1000	643	0.19	0.49	24489	0.21	0.14	109.6%	0.286
2000	1584	1.38	8.99	17102	0.50	0.56	36.4%	0.062
3000	454	0.32	0.65	14602	0.25	0.08	79.6%	0.119
4000	1111	1.32	34.81	13850	0.31	0.35	23.2%	0.010
5000	690	0.42	0.45	24090	0.26	0.07	61.3%	0.152

17.16.3 Swath Plot Validation

Swath plots are used to assess the block model estimates for global bias; the estimates should have a close relationship to the drill hole composite data used for estimation. The plots are useful for assessing average grade conformance, and also to detect any obvious interpolation issues. The relationship between model and sample panel averages was assessed in the form of scatter plot and Q-Q plot. This allows some assessment of the smoothing effect of the interpolation to be made. General swath plots were generated for lodes and supergene mineralisation.

The process involved averaging both the blocks and samples in panels of 20 m by 20 m by 20 m RL. Conformance of the model and sample average grades was assessed in the form of easting, northing and RL swaths of the panel averages.

Figure 17-30 illustrates the scatter and Q-Q plots as well as the swath plots along easting, northing and vertical direction for Au in the oxide material at Samat.

Generally good agreement was observed between the drill hole data and block model grades, indicating that in general the model has reproduced the local average grades of the drilling data with no obvious global bias. The block model grade appears lower/higher than the drill hole grade in places which is likely a function of the declustering effect of the kriging, and the high grade restraining used.

The Q-Q plot of block model and composite panel averages indicates the smoothing effect of the interpolation, which in this case seems to affect the high-grade end of the distribution where the block model understates the Au grades. This reflects the effect of outliers which were treated for estimation purposes. This smoothing effect is an expected behaviour of moving from sample size data to a bigger volume as represented by kriged models.

The scatter plot shows deviation from the 45• line, which is normal. Generally, the graphs show good conformance (see angular coefficient).

Overall, the swath plot validation process shows that the block model grade estimates show acceptable conformance with the drill hole data.



Figure 17-30: Swath Plot validation for oxide Au—Samat

17.17 Bulk Density

Dry Bulk Density was assigned using a spherical function of depth below surface developed by Allied Gold. The function was developed from empirical data in the form of core density measurements across the deposit. The function has a nugget of 1.3502 g/cc and a sill differential of 0.46 g/cc at a range 45 m below topographic surface and was applied to the oxide and transition domains only, i.e. at surface the bulk density is 1.3502 and at 45 m below surface bulk density is 1.81. This was calculated with the following formulae:

$$\gamma(h) = c_0 + c\left[\frac{3}{2}\frac{h}{a} - \frac{1}{2}\frac{h^3}{a^3}\right] \text{ for } h \leq a$$

and

$$\gamma(h) = c_0 + c \text{ for } h > a$$

Table 17-55 explains the variables used above.

Table 17-55: Details of Variables used in the spherical bulk density model

Variable	Name	Description	Value
c_0	Nugget	Minimum SG—at surface	1.3502
c	Sill differential	$c + c_0$ = Maximum SG	0.46
a	Range	Depth at which maximum SG reached	45
h	Lag	Depth below surface	variable

For the sulphide domain a regression against depth was applied:

$$\text{Dry Bulk Density}_{(sulphide)} = (0.0024 * \text{depth below surface}) + 1.81$$

The application of this regression at depth should be critically reviewed in future models as it will be overestimating density at depth.

17.18 Resource Classification

Resources were classified in compliance with the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (JORC, 2004).

The Au estimation has been classified as Indicated and Inferred based on data quality and density. The Indicated Resource has a nominal data density of 20 m by 10 m and the Inferred Resource 30-40 m by 20 m. Due to the under sampling of the historical drilling, Ag and S are classified as Inferred.

17.19 Resource Statement

The tables below summarise the depleted Mineral Resources by classification and material type at a 0.5 g/t Au cut-off grade (model samat1007_OK.bmf).

The model has been depleted to the current mining surfaces:

- 10_samat_east_pit.00t
- 10_samat_north_east_pits.00t
- 10_samat_northb_pit.00t
- 10_samat_south_pit.00t
- adroa_june2008.00t.

Depletion used the above mining surfaces to flag the in situ blocks as mined allowing reporting of in situ, depleted and mined tonnes and grade from the model.

In order to update the Mineral Resources to the end of December 2010, the Samat North A and Samat South A figures in Table 17-56 have been further depleted by reconciled actual production figures for November and December 2010. No mining occurred in the other Samat areas during these two months.

Table 17-56: Samat Model—Depleted Mineral Resources for Au, 0.5 g/t Au cut-off By Domain

Domain	Classification	Material	KTonnes	Au g/t	Au KOz
Samat East	Inferred	oxide	402.1	1.13	14.6
		sulphide	3499.7	0.78	88.3
		transition	82.7	0.78	2.1
	Inferred Total		**3984.5**	**0.82**	**105**
Samat North A	Indicated	oxide	114.3	0.78	2.9
		sulphide	358.9	0.81	9.4
		transition	43.3	1.29	1.8
	Indicated Total		**516.5**	**0.84**	**14.1**
	Inferred	oxide	115.1	0.85	3.1
		sulphide	1080.6	0.86	29.7
		transition	10.6	1.26	0.4
	Inferred Total		**1206.3**	**0.86**	**33.2**
Samat North B	Indicated	oxide	117.1	0.87	3.3
		sulphide	1900.2	1.22	74.5
		transition	51.9	2.86	4.8
	Indicated Total		**2069.2**	**1.24**	**82.6**
	Inferred	oxide	119.1	0.75	2.9
		sulphide	1048.3	0.73	24.6
		transition	20.8	0.78	0.5
	Inferred Total		**1188.2**	**0.73**	**28**
Samat South A	Indicated	oxide	17.4	1.96	1.1
		sulphide	18.9	1.01	0.6
		transition	5.0	0.98	0.2
	Indicated Total		**41.3**	**1.41**	**1.9**
	Inferred	oxide	161.1	1.28	6.6
		sulphide	1730.8	0.97	53.9
		transition	8.5	0.77	0.2
	Inferred Total		**1900.4**	**1.00**	**60.7**
Samat South B	Indicated	oxide	50.2	2.94	4.7
		sulphide	1696.1	1.76	96.1
		transition	51.2	2.03	3.3
	Indicated Total		**1797.5**	**1.80**	**104.1**
	Inferred	oxide	165.9	1.51	8.1
		sulphide	3356.3	1.07	115.4
		transition	21.8	0.99	0.7
	Inferred Total		**3544**	**1.09**	**124.2**

Table 17-57: Samat Model—Depleted Mineral Resources for Au, 0.5 g/t Au cut-off by Classification

Classification	Material	KTonnes	Au g/t	Au KOz
Indicated	oxide	299.0	1.18	13.4
	sulphide	3974.1	1.41	180.6
	transition	151.4	2.07	10.1
Indicated Total		**4424.46**	**1.42**	**204.1**
Inferred	oxide	963.3	1.14	35.3
	sulphide	10715.7	0.91	311.9
	transition	144.5	0.85	3.9
Inferred Total		**11823.4**	**0.92**	**351.1**

Table 17-58: Samat Model—Depleted Mineral Resources for Au, 0.5 g/t Au cut-off by Material type

Material	Classification	KTonnes	Au g/t	Au KOz
oxide	Indicated	299.0	1.25	12.0
	Inferred	963.3	1.14	35.3
sulphide	Indicated	3974.1	1.41	180.6
	Inferred	10715.7	0.91	311.9
transition	Indicated	151.5	2.07	10.1
	Inferred	144.5	0.85	3.9

Table 17-59: Samat Model—Depleted Mineral Resources for Ag and S, 0.5 g/t Au cut-off By Domain

Domain	Material	Tonnes	Ag g/t	Ag Oz	S ppm*
Samat East	oxide	402.1	1.47	19.0	0.48
	sulphide	3462.5	2.93	325.9	3.36
	transition	82.7	2.59	6.9	3.07
Samat North A	oxide	229.4	0.67	6.0	0.43
	sulphide	1435.3	2.11	97.2	2.82
	transition	53.9	1.11	1.9	1.27
Samat North B	oxide	236.2	1.42	10.8	0.77
	sulphide	2948.6	2.29	217.2	2.86
	transition	72.7	3.67	8.6	2.61
Samat South A	oxide	178.5	1.59	9.3	0.74
	sulphide	1682.3	0.37	20.2	3.60
	transition	13.6	0.59	0.3	4.46
Samat South B	oxide	216.1	1.76	12.2	0.53
	sulphide	5051.8	2.55	414.5	3.10
	transition	73.1	1.62	3.8	3.32

Table 17-60: Samat Model—Depleted Mineral Resources for Ag and S, 0.5 g/t Au cut-off by Material type

Material	KTonnes	Ag g/t	Ag KOz	S ppm*
oxide	1262.3	1.35	57.3	0.57
sulphide	14580.5	2.29	1075.0	3.16
transition	296.0	2.25	21.5	2.71

* S has not been estimated into all blocks due to the inconsistent assay suites for samples.

17.20 Mineral Reserves

Section 17.20 has been prepared by Golder Associates under the supervision of John Battista, Principal Mining Engineer.

John Battista of Golder, Perth, Western Australia is responsible for the development of the Mineral Reserves.

- Mineral Reserves for the Botlu South deposit are based on historical reserves from a 2005 Optimised Feasibility Study, depleted by mining up to the end of May 2009. No further mining occurred at Botlu South between May 2009 and 1 January 2011.
- Mineral Reserves for the Sorowar deposit are based on a 2009 Technical Report, with reserves depleted by mining up to 1 January 2011.
- Mineral Reserves for the Pigiput, Pigibo and Samat deposits are based on a 2010 Technical Report, with reserves depleted by mining up to 1 January 2011.

All Technical Reports were completed by Golder.

The original Mineral Reserve estimates are prepared in accordance with JORC standards. The JORC Proven and Probable Ore Reserves categories have been directly transferred to Proven and Probable Mineral Reserves as prescribed by National Instrument 43-101.

The pit designs from which the Mineral Reserves estimates are derived were based on Lerchs-Grossmann pit optimisations using various gold prices, costs and other technical parameters, as outlined in Table 17-61.

Table 17-61: Pit Optimisation Parameters

Technical Study	2005	2010	2009	2009
Deposit	Botlu South	Samat	Sorowar	Pigiput/Pigibo
Mining Method	Selective	Selective	Selective	Selective
Gold Price (USD/oz)	350	1000	750	1000
Waste Mining Cost (AUD/tonne)	3.98	Ox – 4.00	Oxide – 4.00	Ox – 4.00
		Tr – 4.00	Trans – 4.00	Tr – 4.00
		Pri – 5.00	Primary – 5.00	Pri – 5.00
Ore Mining Cost (AUD/tonne)	3.98	Ox – 4.00	Oxide – 4.00	Ox – 4.00
		Tr – 4.00	Trans – 4.00	Tr – 4.00
		Pri – 5.00	Primary – 5.00	Pri – 5.00
Processing Cost (AUD/tonne)	10.36	Ox – 12.96	Oxide – 14.00	Ox – 12.96
		Tr – 12.96	Trans – 14.00	Tr – 12.96
		Pri – 35.65	Primary – 14.00	Pri – 35.65
Au Recovery (%)		Ox – 89	Oxide – 86.5	Ox – 89
	Oxide – 92.2	Tr – 71.8	Tr – 71.8	Tr – 71.8
		Pri – 81	Pri – 65.6	Pri – 81
Slope Angles	45	47	47	Oxide – 35
				Pri – 47
Royalty (%)	2.0	2.0	2.0	2.0
Discount Rate (10%)	10	10	10	10

There is some allowance for dilution inherent within the block modelling process for all of the models and no additional dilution or mining recovery factors used in the optimisation process.

Golder has used Whittle Four-X• optimisation and Maptek Vulcan• software with mine production scheduling and cost estimation completed using a Microsoft Excel spreadsheet.

The mining methodology is a conventional "selective mining" or "selective mode" approach, where material above a nominated cut-off grade is fed to the mill and material below the nominated cut-off grade is sent to waste dumps.

Table 17-62: Bulk Mining Pits—Theoretical Au Cut-off Grades

Deposit	Oxide (g/t Au)	Transitional (g/t Au)	Primary (g/t Au)
Samat East	0.69	2.05	n/a
Samat South	0.71	2.05	n/a
Samat North	0.67	2.05	n/a
Botlu South	0.91		n/a

For the selective mode optimisations, the cut-off grades used are as summarised in Table 17-63.

Table 17-63: Selective Mining Pits—Theoretical Au Cut-off Grades

Deposit	Oxide (g/t Au)	Transitional (g/t Au)	Primary (g/t Au)
Sorowar	0.51	0.62	0.68
Pigiput	0.37	0.46	1.12
Pigibo	0.37	0.46	1.12
Samat North A	0.37	0.46	1.12
Samat North B	0.37	0.46	1.12
Samat South	0.37	0.46	1.12
Botlu South	0.91		n/a

The cut-off grade for Primary material at Pigiput, Pigibo and Samat assumes that a new sulphide processing circuit will be installed on Simberi Island in future. The technical work on this processing path is currently at the PFS stage and is sufficiently advanced to permit the inclusion of the Pigiput, Pigibo and Samat sulphide material in Mineral Reserves Estimates.

The pit optimisation runs on which the Mineral Reserves are based did not consider material in the Inferred resource category and hence the pit limits are not driven by any Inferred resources. However, the pit designs resulting from these optimisations do include some Inferred class material and this is reported separately from the Mineral Reserves.

Table 17-64 shows the Proven and Probable Mineral Reserves and the Inferred Resources contained within the various designed pits. Table 17-65 shows the Mineral Reserves and the Inferred Resources within the pit designs, categorised by Material Type (Oxide, Transitional and Primary).

The Mineral Reserves are stated as at 1 January 2011.

Table 17-64: Mineral Reserves within Design Pits

Pit	Proven			Probable			Total Ore		
	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Sorowar									
Oxide	6.03	1.23	238	5.40	1.18	205	11.43	1.21	443
Transition	0.55	1.08	19	0.52	1.29	22	1.07	1.18	41
Sulphide	0.38	1.10	13	0.74	1.49	35	1.12	1.36	49
Sorowar Total	**6.96**	**1.21**	**271**	**6.66**	**1.22**	**262**	**13.62**	**1.22**	**533**
Pigiput									
Oxide	3.94	0.73	92	5.35	0.82	141	9.42	0.78	233
Transition				1.67	0.86	46	1.67	0.86	46
Sulphide				12.51	2.39	961	12.51	2.39	961
Pigiput Total	**3.94**	**0.73**	**92**	**19.53**	**1.83**	**1148**	**23.47**	**1.64**	**1241**
Pigibo									
Oxide				3.43	1.00	110	3.43	1.00	110
Transition				1.65	1.21	64	1.65	1.21	64
Sulphide				0.43	2.04	28	0.43	2.04	28
Pigibo Total				**5.51**	**1.14**	**203**	**5.51**	**1.14**	**203**
Samat North A									
Oxide				0.07	0.70	2	0.07	0.70	2
Transition									
Sulphide									
Samat North A Total				**0.07**	**0.70**	**2**	**0.07**	**0.70**	**2**
Samat North B									
Oxide				0.12	0.79	3	0.12	0.79	3
Transition				0.05	3.61	6	0.05	3.61	6
Sulphide				0.33	2.28	24	0.33	2.28	24
Samat North B Total				**0.50**	**2.06**	**33**	**0.50**	**2.06**	**33**
Samat South									
Oxide				0.08	2.37	6	0.08	2.37	6
Transition				0.05	2.16	3	0.05	2.16	3
Sulphide				0.68	2.43	53	0.68	2.43	53
Samat South Total				**0.81**	**2.41**	**62**	**0.81**	**2.41**	**62**
Botlu South									
Oxide	0.74	1.35	32	0.12	1.61	6	0.86	1.39	38
Transition									
Sulphide									
Botlu South Total	**0.74**	**1.35**	**32**	**0.12**	**1.61**	**6**	**0.86**	**1.39**	**38**
Total All Pits									
Oxide	10.71	1.05	363	14.57	1.01	473	25.28	1.03	836
Transition	0.55	1.08	19	3.94	1.11	141	4.49	1.11	160
Sulphide	0.38	1.10	13	14.69	2.33	1102	15.07	2.30	1116
Total All Pits	**11.64**	**1.06**	**395**	**33.20**	**1.61**	**1716**	**44.84**	**1.46**	**2112**

Table 17-65: Mineral Reserve by Material Type as at 1 January 2011

Pit	Oxide			Transition			Sulphide			Total Ore		
	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Sorowar												
Proven	6.03	1.23	238	0.55	1.08	19	0.38	1.10	13	6.96	1.18	271
Probable	5.40	1.18	205	0.52	1.29	22	0.74	1.49	35	6.66	1.22	262
Sorowar Total	**11.43**	**1.21**	**443**	**1.07**	**1.18**	**41**	**1.12**	**1.36**	**49**	**13.62**	**1.20**	**533**
Pigiput												
Proven	3.94	0.73	92							3.94	0.73	92
Probable	5.35	0.82	141	1.67	0.86	46	12.51	2.39	961	19.53	1.83	1148
Pigiput Total	**9.29**	**0.78**	**233**	**1.67**	**0.86**	**46**	**12.51**	**2.39**	**961**	**23.47**	**1.64**	**1241**
Pigibo												
Proven												
Probable	3.43	1.00	110	1.65	1.21	64	0.43	2.04	28	5.51	1.14	203
Pigibo Total	**3.43**	**1.00**	**110**	**1.65**	**1.21**	**64**	**0.43**	**2.04**	**28**	**5.51**	**1.14**	**203**
Samat North A												
Proven												
Probable	0.07	0.70	2							0.07	0.70	2
Samat North A Total	**0.07**	**0.70**	**2**							**0.07**	**0.70**	**2**
Samat North B												
Proven												
Probable	0.12	0.79	3	0.05	3.61	6	0.33	2.28	24	0.5	2.06	33
Samat North B Total	**0.12**	**0.79**	**3**	**0.05**	**3.61**	**6**	**0.33**	**2.28**	**24**	**0.50**	**2.06**	**33**
Samat South												
Proven												
Probable	0.08	2.37	6	0.05	2.16	3	0.68	2.43	53	0.81	2.41	62
Samat South Total	**0.08**	**2.37**	**6**	**0.05**	**2.16**	**3**	**0.68**	**2.43**	**53**	**0.81**	**2.41**	**62**
Botlu South												
Proven	0.74	1.35	32							0.74	1.35	32
Probable	0.12	1.61	6							0.12	1.61	6
Botlu South Total	**0.86**	**1.39**	**38**							**0.86**	**1.39**	**38**
Total All Pits												
Proven	10.71	1.05	363	0.55	1.08	19	0.38	1.10	13	11.64	1.06	395
Probable	14.51	1.01	473	3.94	1.11	141	14.69	2.33	1102	33.20	1.61	1716
Total All Pits	**25.28**	**1.03**	**836**	**4.49**	**1.11**	**160**	**15.07**	**2.30**	**1116**	**44.84**	**1.46**	**2112**

The stated Mineral Reserves are included in the Mineral Resources quoted in 17.1.

As part of the mine planning process, the effect of changes in variables such as price and metallurgical recovery were examined. There are no particular factors other than those covered in this report that would have a significant impact upon these estimates.

The categorisation of Proven and Probable Reserves in this study has used the accepted guidelines defined within the Canadian NI 43-101.

The 87.44 Mt of Total Inferred Resource in Section 17.1 is not included in the Total Mineral Reserve Estimate.

18.0 MINING AND MINERAL PROCESSING OPERATIONS

18.1 Mining

18.1.1 Operations

The current mine plan consists of the open pit mining of seven oxide deposits as indicated on the plan below. The mining sequence was to commence at the smallest but highest grade deposits at Samat, then start mining at the largest deposit at Sorowar. Mining of Pigiput and Botlu would occur in conjunction with waste removal from Sorowar and finally the Pigibo deposit would be mined last.



N
2
kilometres
Napekem
Napekur
Poponowuam
EL609
ML136
Maragon
Maragon Plantation
Sevaso Plantation
Simberi
Monun
Pigiput Plantation
Pikung Plantation
Aerodrome
Bekou
SIMBERI ISLAND
Pit Design Outlines
Settlement Hamlets
Inactive Commercial Coconut Plantations
Ropecon Path
ML 136

Figure 18-1: Simberi Island—Oxide pit outlines (Q2 2010)

The mineralisation in all oxide deposits excluding the deeper levels of the Sorowar deposit is disseminated to the point that there is very little internal waste. The limited waste present is still mineralised but at levels below cut-off and is contained in small pockets which would be inefficient to mine separately. For these reasons all the material extracted from the pits excluding the deeper levels of the Sorowar deposit and selected zones within the Pigibo deposit will be treated as ore. Material taken from pits with no waste generation is termed "bulk mining", while material from pits that will produce waste is termed "selective mining". The decision to mine some material selectively is based on practicability and economics. Any waste generated will be contained within the mined void, thereby mitigating any potential environmental impacts.



Figure 18-2: Mining at Sorowar after rain



Figure 18-3: Pantera 1100 blast hole drill

The soft ground conditions and high rainfall combine to give a situation where maintaining large trafficable operating areas are impractical. To overcome this, the proposed mining method requires development of all weather sheeted roads onto the resource areas and then using dozers to push the soft material to the road where it will be either loaded into trucks at Samat and transported to the process plant at Pigiput Bay or similarly loaded into trucks and transported to aerial conveyor for conveying to the process plant at Pigiput Bay. Operational experience at Sorowar has resulted in a practice of ceasing mining operations during in rainfall events and feeding the process plant with ROM ore from either the larger (70,000 wet tonnes)Pigiput stockpile or the smaller (6,000 wet tonnes) Sorowar stockpile. This

requirement to cease mining operation during rainfall periods has necessitated a larger than initially planned mining fleet to allow feeding the plant as well as replenishing ROM stockpiles while clear weather conditions permit.

As the larger pits at Sorowar, Pigiput and Pigibo deepen the ore although still oxidised becomes stronger to the point where ripping with a dozer is not cost effective or practical and light blasting will be carried out to break the ore up and make excavation easier. Drilling will be carried out using a top drifter blast hole drill. The nominal drill hole diameter will be 102 mm and holes will be drilled to 10.7 m with samples for grade control collected each 2.5 m and the 0.7 m sub-drill will not be sampled. Typical blast pattern design would be 4.5 m spacing and 4.0 m burden on a staggered pattern. Typical powder factor would be initially <0.4 kg/t but this would increase with pit depth to compensate for harder ore and waste. Groundwater for most part is absent although the moisture content of surface and near surface ores can be as high as 35%. It is anticipated that ANFO will make up the majority of explosive used although in wet area packaged water proof explosive will be used.

Currently grade control for ore/waste definition is carried out using a Super Rock Drill 3000 machine utilising a 102 mm reverse circulation (RC) drill string and down the hole RC hammer. The holes are normally drilled to 30 m depth with samples being collected each metre and assays being composited over 2.5 m which is the current mining height. The sample assays are subjected to a normal kriged analysis to produce grade blocks and ore/waste boundaries. Ore blocks are subdivided in to low grade and high grade material to allow ore blending to be carried out to maintain a somewhat constant mill feed head grade. Ore/waste boundaries are also pegged in the field.

Mining operations commenced at the Samat East deposit in November 2007 to provide a parcel of ore for plant commissioning. In February 2008 after plant commissioning, ore was sourced from the Samat deposits (North, South and East) and the ore was delivered to the process plant via a 1,500 m long haul road. The ore was excavated using a combination of Caterpillar 30t and Komatsu 45t hydraulic excavators. The ore was free digging and "bulk" mined and no waste was produced. Caterpillar 40t articulated trucks were used to deliver the ore directly into the dump pocket reclaimer or to the ROM stockpile at the process plant.

In May 2008 the aerial conveying system (Ropecon•) was commissioned and ore was mined from the Sorowar deposit and trucked approximately 400 m from the pit edge to the Ropecon dump pocket. The ore at Sorowar is free digging and mined by 45t hydraulic excavators and hauled to the dump pocket by 40t articulated trucks.

The dump pocket at Sorowar consists of a Stammler chain conveyor and hydraulic breaker rated at 600 wet tph. The ore is transferred from the breaker to the rope conveyor via a 49 m long sacrificial conveyor fitted with a metal detector. The rope conveyor consists of a 650 mm wide conveyor belt fitted with side skirts and has a capacity of 600 wet tph. The conveyor length is 2,498 m and falls a vertical distance of 210 m and is supported by 3 pylons placed on intervening ridges. At the bottom end of the rope conveyor ore is transferred to a conventional overland conveyor over a distance of 359 m before ore is transferred to a radial stacker that can feed directly into the process plant dump pocket or can be discharged onto the ROM which has a capacity of approximately 70,000 wet tonnes of ore. Ore on the ROM is either pushed by D6 dozer or tipped into the dump pocket by a Caterpillar 880 front end loader.



Figure 18-4: Super Rock drill 3000 undertaking grade control drilling at Sorowar



Figure 18-5: Mining at Samat South



Figure 18-6: Ropecon showing discharge end and overland conveyor with process plant in background

The Simberi mining operations is a conventional load and haul and this is reflected in the equipment schedule indicated below. Currently the fleet is a mix of owner and contractor equipment and the mining contractor is responsible for supervision of mining operations. The mining contractor is Mine Site Construction Services (MSCS), a Perth WA based business. Machine operators are a mix of non-local experienced PNG citizens and local PNG citizens that have been trained or undergoing training as machine operators. Mine technical support is provided by the Mine engineering Department that is responsible for mine geology and grade control, mine planning and scheduling, and mine survey. Work force levels are shown in the table below. Mine shifts comprise 2 • 12 hour shifts, however nominally local operators work minimum 8 hours and up to 12 hours if required (typically happens after rainfall events). Non-local PNG operators and expatiates supervisors and staff operate on a fly in fly out (FIFO) roster of 28 days on/14 days off and 16 days on/12 days off respectively.

Mobile equipment repairs and maintenance is carried out on site through the company's maintenance department. This is supported by local caterpillar dealer (Hastings Deering) with consignment spares and mechanical labour.

Table 18-1: Simberi Gold Company (SGC) Mining Fleet

Machine	Number
Cat 740 articulated truck[(1)]	8
Cat 725 articulated truck	2
Cat 330 excavator	2
Komatsu PC450 LC-7 excavator	2
Cat D10N dozer	1
Cat D9N dozer	1
Cat D6R dozer	3
Cat 140 grader	1
Cat CS-563E roller	1
Cat IT38G[(2)]	1
Cat 980G FEL[(2)]	2

(1) Two trucks fitted with retractor trays

(2) Machines part of Process Department used for stockpile rehandle

Table 18-2: Simberi Mine Operations Work Force Levels (as at July 2009)

Source	Number
Expatriate	8
Non-Local PNG	44
Local PNG	67
Contractor	14
Total Mining	133

18.1.2 Reconciliation

Records for reconciliation of actual mined material versus geological model are kept by Simberi mining department staff on a monthly basis and summarised in Excel spreadsheets. This has been done in a consistent manner since start of mining on the island in February 2008.

The mining actual volume and tonnages for the reconciliation are based on both daily truck count figures and end of month survey volumes, with moisture contents, wet and dry densities based on regular sampling.

Overall, there is a positive reconciliation of actual against model in both tonnes (by an overall 6.4%) and grade (by an overall 1.9%), giving a positive reconciliation in actual contained gold mined against the models of some 8.4%.

18.2 Metallurgical Processes

18.2.1 Current Process Plant

18.2.1.1 Ore Transport and Scrubbing

Ore is mined at the Sorowar mine site and trucked to the Sorowar feeder. The Sorowar feeder and breaker delivers ore to the rope conveyor that conveys ore to the plant site on the coast. The rope conveyor has capacity to transport 600 wet t/h.

The rope conveyor discharges onto an overland conveyor and then stacking conveyor both with current carrying capacity of 512 wet t/h. The stacking conveyor discharges as feed to the Pigiput feeder and sizer.

The Pigiput feeder/reclaimer feeds the wet scrubber that is 3 m diameter by 7.5 m EGL (Effective Grinding Length). Water is added to the scrubber to slurry the ore. The unit is fitted with dual 160 kW drive motors. The capacity of the scrubber is a nominal 330 dry t/h.

Oversize from the scrubber has been fed to the ball mill but will feed directly to a pebble crushing circuit to be installed to reduce scats from the ball mill.

18.2.1.2 Grind-Leach

Scrubber undersize is pumped to a cyclone circuit. Cyclone underflow flows by gravity to a 3.4 m diameter by 5.0 m EGL ball mill. The mill drive is 850 kW and the mill rotates at 17.8 rpm (76% of the critical speed). Make-up ball addition is a mixture of 80 mm and 65 mm balls.

Cyclone overflow passes to the leach tanks. The cyclone overflow density feeding the leach circuit is operated at lower density than the original design (31%-34% solids versus 40% solids for design). A trash screen is installed on the leach feed to minimise oversize material in the carbon-in-leach (CIL) tanks that will potentially block the inter-tank screens.

The leaching and adsorption circuit at Simberi is comprised of a single leach stage followed by five CIL tanks. Recovery and adsorption efficiency is impacted by low pulp density and reduced residence time. The CIL circuit design includes only five stages of adsorption and does not deliver an acceptable soluble loss.

18.2.1.3 Elution and Carbon Regeneration

The acid-wash and elution functions are performed in a single 5 tonne capacity column. The column is butyl-lined carbon steel. The acid-wash and rinse is performed at ambient temperature. The elution process is AARL with pregnant liquor stored in a 98 m³ tank in closed circuit with two electrowinning cells. A kiln is used to regenerate the carbon.

18.2.1.4 Tailings Disposal

Tailings are discharged using Deep Sea Tailings Placement (DSTP). The slurry is diluted with sea water to the ratio of 8:1 sea water to tailings volume. The diluted tailings overspills a central well in the dilution tank and flows by gravity from the outer annulus of the tank to the DSTP pipeline to be discharged 115 m below surface level on a steep submarine slope.

18.2.1.5 Reagents

Quicklime is currently fed dry onto the ball mill feed conveyor (CV06) from a variable speed screw conveyor from the quicklime storage bin. Coarse granular quicklime is purchased in bulk bags (arriving in sea containers) and manually handled into the storage bin by plant operations personnel.

Reagent storage volumes and dosing equipment are adequate for the operation.

18.2.2 Expanded Oxide Process Plant to 3.5 Mtpa

The expansion design concentrated on the ore handling and reclamation, grinding and classification and tailings thickening and disposal areas. Flexibility has been built into the milling circuit to handle 3.5 Mtpa throughput.

Major changes are:

- The Sorowar ore handling circuit will be modified to include a drive-over dump arrangement with the equipment upgraded to a capacity of 600 wet t/h. The Pigiput ore handling circuit will also be upgraded to a capacity of 600 wet t/h. Pigiput ore will be reclaimed by a new apron feeder discharging onto the mill feed conveyor.
- A new single stage, high aspect, 2.5 MW Semi-Autogenous Grinding (SAG) mill operating in closed circuit with the pebble crushing circuit and classification cyclones will be installed. The pebble crusher product will be recycled to the SAG mill feed conveyor, while the cyclone underflow will be returned to the SAG mill feed chute.
- The new SAG mill will be 6.7 m in diameter with an effective grinding length (EGL) of 3.2 m. This circuit is still under review.
- The leaching circuit will comprise two new 2500 m³ mechanically agitated tanks in addition to the existing 5 • 1500 m³ tanks already installed. Sodium cyanide is added into the leach tank distribution box.
- Oxygen gas from a new Pressure Swing Adsorption (PSA) plant will be added to the leach circuit via the tank agitator shafts. Slurry exiting the leach circuit flows by gravity to six mechanically agitated

adsorption tanks. The adsorption tank interstage screens will be upgraded to 19 m^2 Alloytech screens as part of the debottlenecking to handle the increased slurry volume flow.

- For the expanded plant the daily loaded carbon required to be eluted is 6 t, while the existing elution circuit capacity is 5 t/cycle. To meet this requirement, eight to ten elution cycles per week are required. To manage this, rather than undertaking carbon acid washing and stripping in the one column, a new SAF 2205 column will be installed to separate these duties. Acid washing will be completed in the existing rubber lined column, while elution will be completed in the new SAF 2205 column.
- To meet the expanded gold productivity, the pregnant liquor storage and electrowinning facilities will be duplicated.
- Screened slurry discharging the adsorption circuit will be pumped to a new 26 m diameter high rate tailings thickener which will be located adjacent to the Deep Sea Tailings Pipeline (DSTP) dilution tank in Pigiput Bay. A new flocculant plant will also be installed to service the tailings thickener.
- The tailings are thickened to an underflow density of 53% solids and pumped to the tailings dilution tank. The pulp will then be diluted with sea water to the ratio of 8:1 sea water to tailings volume. The diluted tailings overspills a central well in the dilution tank and flows by gravity from the outer annulus of the tank to the DSTP.
- With the installation of the tailings thickener, the tailings dilution tank, DSTP and sea dilution pumps have adequate capacity for 3 Mtpa and upside capacity of 3.6 Mtpa.

18.2.3 Proposed Sulphide Process Plant

The sulphide plant is designed to treat 1.5 Mtpa (dry tonnes) of ore, with a design availability for the milling and flotation plant of 91.3%, based on 7,998 operating h/a. The plant has standby equipment in critical areas and sufficiently automated plant control to minimise the need for operator interface on a continuous basis but allow manual override and control if required.

18.2.3.1 Comminution

ROM ore will be dumped directly into the ROM bin by the haul trucks. Stockpiled ROM ore may also be reclaimed from the ROM pad by a Front-End loader (FEL). This will be fed to the 80 t capacity ROM bin. The ROM bin will be equipped with a 600 mm aperture static grizzly. Oversize material may be broken on the ROM pad area or returned to the mine.

Comminution will be via a semi-autogenous grinding (SAG) mill/ball mill/crusher configuration (SABC). Ore will be drawn from the ROM bin, via a 1200 mm • 6400 mm variable speed apron feeder into a 1070 mm • 1400 mm single toggle jaw crusher operating with a CSS of 130 mm. The primary crusher product (P_{80} = 108 mm) will discharge onto the 900 mm mill feed conveyor belt, fitted with a weightometer, which in turn will discharge into the SAG mill containing a nominal ball charge of 8-12% and a total charge of 26% of mill volume. High pressure water spray heads on all feeder discharge point, will provide dust suppression. The SAG mill (1,500 kW) will operate in open circuit and the ball mill (2,800 kW) grinding in closed circuit, with a recycle pebble crusher, to produce a P_{80} grind size of 106• m.

Eight 640 mm hydrocyclones will be used for the fine classification duty around the ball mill. The hydrocyclones are designed to operate with an overflow density of 30% w/w solids for direct feed to the flotation circuit. Coarse particles will pass through the cyclone spigots as a dense slurry and gravitate to the ball mill for further grinding.

18.2.3.2 Flotation

The ground and classified ore will be treated in a rougher/scavenger flotation circuit consisting of seven 100 m^3 tank cells in series, and a cleaner flotation circuit consisting of three banks of cleaners with a total of seven cells. The flotation feed, flotation concentrate and scavenger tails streams will be monitored by online analysis for sulphur grade. The results of these measurements will be transmitted to the SCADA system and will allow calculation of plant recovery, warnings and trend displays.

The scavenger flotation tailings will be pumped to the 12 m high-rate tails thickener. The rougher concentrate will be combined with cleaner concentrate and will be thickened in a single 12 m high-rate concentrate thickener at a flocculant dosage of 10 g/t. Thickened flotation tailings slurry at the required density will be pumped from the bottom of the thickener into the dilution hopper where it is diluted with

sea-water then pumped to the roaster off-gas scrubbing circuit where it will assist in neutralising the roaster off-gases. Thickener overflow will gravitate to the process water dam.

Thickened concentrate underflow slurry will be pumped to the concentrate storage tank. The storage tank is an agitated tank designed to hold six hours storage capacity of concentrate at the average production rate. The tank will operate with a varying slurry level to allow for storage during peak production periods and smoothing out of the treatment rate for the downstream filtration equipment.

Thickened slurry will be pumped from the base of the storage tank to the concentrate filter. The concentrate filter will be a chamber-style membrane filter press fitted with 60 chambers, and equipped with hydraulic pressing, water squeeze and air blow cake drying cycles. The filter will operate with the following cycles; fill, press, squeeze, blow, discharge. The typical cycle time for the filter will be15 minutes, which allows the filter to operate four cycles per hour. Filtrate water discharging from the chamber press will be recycled back to the concentrate thickener.

Concentrate discharging from the filter will drop under gravity directly onto a variable speed conveyor below the filter, from where it can either feed a bucket-type conveyor that supplies the roaster or it can drop into a bunker with 24 hours storage capacity for later reclaim.

18.2.3.3 Concentrate Roasting

Concentrate feed will be received at the Reversible Belt Conveyor, which alternately fills the Feed Surge Bins. Variable Speed Weigh Belt Feeders, discharge and meter concentrate feed to two Slinger Feeders. The Slinger Feeders will be high-speed belt feeders designed to "throw" filter cake feed into the FluoSolids Roaster and spread the feed across the cross-sectional area of the bed surface. Preheated luidising air will be supplied to the roaster by the Fluidising Air Blower. A roaster preheat system, consisting of two Preheat Burners, Preheat Burner Air Blower, and Preheat Burner Fuel Oil Pump will be used to preheat the roaster during start-up to a temperature sufficient to allow safe introduction of sulphide concentrate feed into the roaster. During operation, the roaster will be operated with a slight negative pressure in the freeboard to ensure that gases and hot solids are not discharged into the plant area through the open feed ports.

Dust laden roaster exhaust gases will pass through two Primary Cyclones for primary dust capture. The exhaust gases from the cyclone will be cooled in the Quench Tower by evaporation of water, prior to introduction of the gases into the Electrostatic Precipitator (ESP). The temperature of gases entering the ESP will be maintained above the dew point to prevent condensation of sulphuric acid on the internal surfaces of the ESP and duct shells.

Solids discharged from the bed overflow nozzles of the Roaster, Primary Cyclone solids discharge lines, and from the ESP via the ESP Drag Conveyor and ESP Solids Double Flap Valve will be quenched with water in Quench Tanks. The combined Calcine slurries from the quench tanks (approximately 10% solids) will be collected in the Quench Slurry Launder.

Roaster exhaust gas, at the gas discharge of the ESP will be sent to the Gas Scrubbing System for removal of acid gases and residual particulates.

18.2.3.4 Gas Scrubbing

A simplified explanation of the process is that the sulphur dioxide (SO_2) gas, which dissolves in the re-circulated slurry, reacts with calcium carbonate present in the tailings stream to form calcium sulphite hemi-hydrate ($CaSO_3.½H_2O$) according to the following reaction:

$$SO_2 + CaCO_3 + ½H_2O \bullet CaSO_3.½H_2O + CO_2$$

The tail-gas scrubbing system will comprise a primary and secondary scrubber, each with two stages of reverse-jet nozzles which promote efficient gas/liquid contact. Hot ESP treated gas, at approximately 350•C, will enter the top of the primary scrubber inlet barrel and collide with the circulation liquor, creating a highly efficient environment for simultaneous gas quenching, particulate scrubbing and SO_2 absorption.

From the contacting zone, the gas/liquor mixture will enter a separation vessel. The liquor will drop into the sump of the vessel (reaction tank) and the gas will exit the vessel and pass into the secondary scrubber, where the process will be repeated.

The sumps of the disengagement vessels will act as reaction tanks. The tailings stream will be added to the secondary scrubber sump, overflow from the secondary into the primary scrubber sump and be discharged from the primary scrubber sump under level control. The vessel sumps will be sized to allow maximum utilisation of the calcium carbonate present in the tailings.

The treated gases will pass from the secondary scrubber and will be discharged to atmosphere via a stack.

18.2.3.5 Calcine Neutralisation and Regrind

Quenched calcine will be pumped to the neutralisation circuit where lime slurry is added to neutralise acids formed during roasting. The calcine neutralisation circuit will consist of two 250 m³ (live) leach tanks in series interconnected with launders to allow the slurry to flow by gravity through the tank train. Neutralised calcine will gravitate to the calcine thickener. The calcine thickener is a high-rate thickener designed to achieve a high underflow density. Thickened calcine slurry at the required density will be pumped from the bottom of the thickener into the calcine regrind mill. Thickener overflow gravitates through a cooler tower to the calcine water dam.

Thickened calcine will be pumped to the calcine regrind circuit. The calcine regrind circuit will incorporate a ball mill operating in closed circuit to produce P_{80} passing 30 • m product. Reground calcine will be pumped to the calcine leach.

18.2.3.6 Calcine Leaching and Gold Recovery

The reground calcined slurry, discharged from the quench slurry launder will be pumped to downstream processing for gold recovery by a conventional carbon-in-pulp (CIP) circuit consisting of four leach tanks (725 m³) followed by six adsorption tanks (100 m³), giving a leach residence time of 94 h at 50% w/w solids pulp density. In the adsorption tanks, an average carbon concentrations between 10 g/L and 15 g/L will be used to ensure high gold adsorption efficiencies and low solution tails.

Barren carbon returning to the CIP circuit from the oxide carbon regeneration kiln will be screened over a vibrating screen to remove fine carbon, which is discarded to the tailings hopper.

Sodium cyanide solution will be metered into leach tanks 1, 2 and 4 via a ring main system. Compressed air will be injected into the leach tanks, to provide oxygen for the cyanidation reaction.

Tailings slurry from the last CIP tank will gravitate to the carbon safety linear screen to recover any carbon which may be present in the event of damage, wear or incorrect installation of the final stage inter-stage screen. Carbon recovered on the screen will be delivered to a bulk bag for re-use. Tailings discharging from the carbon safety screen will gravitate to the tailings tank and will be pumped to the tailings mixing tank. .

Mixed tails slurry will deposited underwater via a gravity pipeline for DSTP.

The existing oxide plant AARL elution will be used for recovering gold from loaded carbon.

18.2.4 Process Production Forecasts

18.2.4.1 Historical

Table 18-3 shows the production summary for the current oxide plant for the period June to September 2010.

Table 18-3: Production Summary

	Units	June 2010 to September 2010 Actual	June 2010 to September 2010 Actual Annualised
Mill Throughput	dry tonnes	765,824	2,300,000
Au Recovery	%	92.3	92.3
Operating Cost	$/t	11.15	11.15

This demonstrates the capacity of the plant to treat oxide ore at greater than 2 Mtpa capacity and to achieve recovery of greater than 92% on oxide ores.

Operating cost for the process plant for the four-month period was $11.15/t.

Annualised G&A cost based on the four-month period was $20.1 M.

18.2.4.2 Future Oxide Capacity—Expanded Plant

In May 2009, Allied commissioned GRES to undertake an evaluation of the process engineering options to expand the process plant capacity to 3 Mtpa and to provide capital cost estimates for the expanded process facilities and construction.

Allied instructed that the process design and major equipment selection was to include a throughput allowance of 20%, giving a maximum treatment rate of 3.6 Mtpa.

This case is now referred to as the 3.5 Mtpa oxide plant expansion.

Key criteria used for financial modelling purposes are shown in Table 18-4.

Table 18-4: Basis for Financial Modelling

Criteria	Units	Expansion
Annual Throughput	dry t/a	3,500,000
Average Gold Grade	g/t Au	1.01
Gold Recovery—Oxide Ore	%	91.3
Gold Recovery—Transition Ore	%	71.0
Gold Recovery—Sulphide Ore	%	65
Overall Average Gold Recovery	%	86.1

Production profile for the oxide project is shown in Figure 18-7.


Production Profile
Oxide Plant
Thousands
(tonnes)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
-
160,000.0
140,000.0
120,000.0
100,000.0
80,000.0
60,000.0
40,000.0
20,000.0
-
(ounces)
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Year
Oxide Ore Mined and Milled
Oxide Transition Ore Mined and Milled
Low Grade Oxide Stockpile Milled
Sulphide Ore Mined and Milled - Oxide Plant
Sulphide Ore Mined and Milled - Oxide Plant 2
Contained Au - Oxide Plant (RHS)
Total Dore Recovered from Oxide Plant (RHS)

Figure 18-7: Production Profile

18.2.4.3 Sulphide Project

During 2010, BatteryLimits has proceeded with the metallurgical testwork and process design for a 1.0 Mtpa sulphide project at Simberi. The testwork, as described in Section 16.0 of this report, has focussed on flotation, roasting and CIL to produce gold dore. GRES undertook engineering and capital cost estimating for a 1.0 Mtpa and then 1.5 Mtpa sulphide processing project based on the process design and equipment selection provided by BatteryLimits.

The process description is provided in Section 18.2.1.

The sulphide project is based on established technology of flotation to produce a sulphide concentrate, and roasting of the concentrate to free the gold for conventional cyanide leach extraction and recovery.

Key criteria developed for the sulphide project at PFS stage are shown in Table 18-5.

Table 18-5: Key Criteria for Sulphide Project

Parameter	Value
Plant Throughput	1.5 Mtpa
Feed Grade Gold	2.41 g/t
Recovery	83.3%

Production profile for the sulphide project is shown in Figure 18-8.


Production Profile
Sulphide Plant
Thousands
(tonnes)
(ounces)
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
140,000.0
120,000.0
100,000.0
80,000.0
60,000.0
40,000.0
20,000.0
-
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Year
Sulphide Ore Mined and Milled
Low Grade Sulphide Stockpile Milled
Contained Au - Sulphide Plant (RHS)
Sulphide Dore Recovered from Calcine (RHS)

Figure 18-8: Production Profile for the Sulphide Project

18.2.4.4 Combined Oxide/Sulphide Project

Key criteria for the combined 3.5 Mtpa oxide project and 1.5 Mtpa sulphide project at PFS stage are shown in Table 18-6.

Table 18-6 Key Criteria for combined 3.5 Mtpa oxide project and 1.5 Mtpa sulphide project

Parameter	Value
Plant Throughput	5.0 Mtpa
Feed Grade Gold	1.43 g/t
Recovery	84.7%

Production profile for the sulphide project is shown in Figure 18-9.


Production Profile
Combined
Thousands
(tonnes)
(ounces)
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
-
300,000.0
250,000.0
200,000.0
150,000.0
100,000.0
50,000.0
-
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Year
Oxide Ore Mined and Milled
Oxide Transition Ore Mined and Milled
Low Grade Oxide Stockpile Milled
Sulphide Ore Mined and Milled - Oxide Plant
Sulphide Ore Mined and Milled - Oxide Plant 2
Sulphide Ore Mined and Milled
Low Grade Sulphide Stockpile Milled
Contained Au - All Sources (RHS)
Total Dore Recovered - All Sources (RHS)

Figure 18-9: Combined Production Profile

18.3 Markets

Simberi Gold Company Limited sells its gold in the international commodities markets.

Simberi Gold does not have any long term contracts in place for the sale of gold.

18.4 Contracts

Allied Gold has had no gold hedging in place since March 2010. It has no FX hedging in place.

18.5 Environment

18.5.1 Introduction and Debottlenecked Case

Currently the Simberi Gold Mine is permitted to mine and process oxide ore at a nameplate capacity of 2 Mtpa with a nominal production capacity of 85 000 oz/a. This covers the debottlenecked case and no additional permitting is required for this case.

18.5.2 Combined Oxide and Sulphide Expansion Case

Additional permitting will be required to cover the expanded 3.5 Mtpa oxide and the 1.5Mtpa sulphide case. In February 2010, SGC sought approval from the PNG government to increase oxide ore production to a nominal rate of 3 Mtpa (to a peak throughput of 3.6 Mtpa).

Proposed relevant changes to achieve 3.5 Mtpa oxide and 1.5 Mtpa sulphide are:

- Tailing discharge to an annual rate of 6.7 Mm^3/a, and abstraction of sea water for dilution of tailing of 53 m^3/a.
- Abstraction of additional process water from the current 500 m^3/h to about 825 m^3/h, to achieve the 3.6 Mtpa plant throughput.
- Additional process equipment, including scats crushing circuit, two additional leach tanks, a SAG mill, thickener, roaster and off-gas stack.
- Utilisation of Heavy Fuel Oil (HFO) for power generation, due to an increase in power draw from 3 MW to 14 MW and additional fuel storage on site.

An increase in ore mining from 2.2 Mtpa to 3.5 Mtpa in addition to a 1.5 Mtpa sulphide plant, will result in:

- Bringing waste forward from the Sorowar deposit and will require approval for waste disposal by means of ocean disposal or alternatively by construction of a waste rock storage emplacement.
- Expansion of the Pigiput pit footprint from about 2 ha to about 8 ha.
- Upgrading the Pigiput to Sorowar mine access road to a haul road.
- Scrubbing of the roaster off gas to remove volatised As and sulphur dioxide for disposal in the tailings stream and off gas stack.

As part of the 3.5 Mtpa expansion, it is proposed to install a tailings thickener to recycle water, lime and cyanide. The thickener will also avoid the need to expand or duplicate the Deep Sea Tailings Placement (DSTP) system. The thickened tailings (at 3.5 Mtpa) will deliver approximately the same volume of thickened tailings slurry to the DSTP mix tank as is currently delivered from unthickened tailings from the existing 2 Mtpa plant. It is expected that the thickener will enable the existing pre-discharge dilution ratio of 8:1 (seawater to tailings slurry by volume) to be maintained. If so, there should be no change to the designated DSTP mixing zone. In fact, increasing the solids in the feed to the DSTP system will increase the density of combined mixture of tailing and seawater at the outfall terminus. This will cause the tailing density current to be more coherent for a greater distance down slope and less material should be lost to subsurface tailing plumes.

In June 2010, EBA Engineering Consultants (formerly known as Hay & Company Consultants) investigated the expansion of the DSTP system to include the oxide and sulphide project. The EBA report found that if the production rate is greater than 6 Mtpa, the discharged velocity in the outfall pipe will exceed 4.5 m/s, which could lead to hydraulic instability in the outfall pipe. EBA recommended that a separate DSTP system be considered in order to accommodate the additional tailings slurry if the production rate exceeds 6 Mtpa. EBA's analysis of the mix tank showed that when the production is less than 6 Mtpa, additional seawater will need to be pumped into the mix tank to prevent air ingestion in the outfall pipe.

The potential for acid rock drainage will also need investigating as part of further studies.

18.5.3 Permits

The environmental permits required for operation were discussed in Section 4.7. Conditions 28 and 29 of Environment Permit WDL3(36) require that a Waste Management Plan to be submitted to the Department of Environment and Conservation ("DEC"). A waste management plan was prepared by Enesar Consulting Pty Ltd (September 2006). The plan has been submitted to the DEC and reviewed by the Author.

The Sulphide Project will require specific approval under the Environment Act 2000. SGC will negotiate with DEC on the requirements for seeking approval for the Sulphide Project. At worst, this may require an Environmental Impact Statement (EIS) to be prepared.

18.5.4 Auditing

In 2008 Coffey Natural Systems undertook a compliance monitoring audit. This report showed compliance in most areas, with any impacts they are consistent with predictions made in the Environmental Plan submitted with the original mining lease application. Coffey recommended focusing attention on controlling erosion and sedimentation upstream in order to reduce the impacts on the nearshore fringing coral reef and on the streams and rivers around Simberi Island.

18.6 Taxes

On the 13th April 2005 the Simberi Gold Company Limited was granted a zero tax rating status with respect o GST on local purchases, service contracts or at the point of entry of import (excluding cars) (Sode, 2005).

Simberi is subject to import duties on certain items, however this is assessed on a case by case basis.

It is subject to company corporate tax at the rate of 30%, however has not as yet been in a tax paying situation.

There are no payroll taxes in PNG.

There are no material other taxes that are levied on Simberi Gold Ltd.

18.7 Capital Cost Estimates

18.7.1 Summary

Capital cost estimate summary for the combined 3.5 Mtpa oxide and 1.5 Mtpa sulphide project is shown in Figure 18-10.

Capital Expenditure Assumptions	31 Dec 2011 (A$)	31 Dec 2012 (A$)	31 Dec 2013 (A$)	31 Dec 2014 (A$)	Toal (A$)
Mining Fleet Tranche 1	$ 23,249,072	$ —	$ —	$ —	$ 23,249,072
Mining Fleet Tranche 2	$ —	$ 2,168,320	$ —	$ —	$ 2,168,320
Mining Fleet Tranche 3	$ —	$ —	$ 10,230,000	$ —	$ 10,230,000
Mining Fleet Tranche 4	$ —	$ —	$ —	$ 7,230,300	$ 7,230,300
Sulphide Plant	$ —	$ —	$ 94,142,500	$ 94,142,500	$ 188,285,000
Oxide Throughput Upgrade	$ 32,000,000	$ —	$ —	$ —	$ 32,000,000
Haul Road	$ 3,600,000	$ 3,600,000	$ —	$ —	$ 7,200,000
HFO Power	$ —	$ 7,570,000	$ —	$ —	$ 7,570,000
Total	**$58,849,072**	**$13,338,320**	**$104,372,500**	**$101,372,800**	**$277,932,692**

Figure 18-10: Combined Oxide and Sulphide Project Capital Cost

18.7.2 Mining Fleet

Mining fleet costs have been estimated by Golder. Haul road cost construction has been supplied by Allied Gold and verified to PFS level of accuracy by BatteryLimits based on Allied Gold's experience at Simberi Island.

18.7.3 3.5 Mtpa Expanded Oxide Processing Plant

The capital cost for the 3.5 Mtpa processing plant expansion has been developed by GRES to an accuracy of • 20%.

The capital cost estimate for the design, supply, fabrication, transport, construction and commissioning of the process facilities was reported by GRES in October 2009 as A$30.67 million. This has been updated to A$32 M for this current cost estimate. Breakdown of the cost estimate is shown in Table 18-7.

Table 18-7: Capital Cost Estimate Breakdown

Area	Materials A$	Labour hours	Labour A$	Freight A$	Contingency A$	Total A$
Direct Costs						
Earthworks	275,000	0	0	0	34,375	309,375
Civil works	676,223	21,871	1,350,073	184	185,904	2,212,384
Buildings	0	0	0	0	0	0
Mechanical equipment	9,804,463	11,411	2,420,348	377,805	1,059,454	12,041,834
Platework	1,597,852	7,403	703,243	95,790	257,780	2,654,665
Structural steel	1,947,986	10,642	769,064	212,182	310,843	3,250,210
Piping	658,273	4,597	321,435	34,734	134,799	1,149,240
Electrical installations	1,555,417	7,848	570,671	40,000	162,457	2,328,545
Construction equipment	0	0	0	0	0	0
Total Direct Costs	**16,515,215**	**63,773**	**6,134,834**	**760,695**	**2,145,612**	**23,946,254**
Indirect Costs						
Temporary construction facilities	322,280	924	97,265	56,400	44,590	520,535
Mobilisation and demobilisation	418,200	0	0	0	41,820	460,020
Project and procurement management	74,750	10,035	1,271,675	0	102,851	1,449,276
Engineering design	0	11,170	1,503,805	0	112,785	1,616,590
Site supervision	0	15,825	1,449,375	0	108,703	1,558,078
Commissioning	28,000	3,859	520,375	0	41,828	590,203
Owners Costs	0	0	0	0	0	0
Spare Parts & First Fills	412,700	0	0	75,000	48,770	536,470
Total Indirect Costs	**1,255,930**	**41,813**	**4,842,495**	**131,400**	**501,347**	**6,731,172**
TOTAL CAPITAL ESTIMATE (• 20%)	**17,771,145**	**105,586**	**10,977,329**	**892,095**	**2,646,959**	**30,677,426**

Source: Simberi Gold Project 3 Mtpa Expansion Study, October 2009

18.7.4 1.5 Mtpa Sulphide Processing Plant

The capital cost for the 1.5 Mtpa expansion has been developed by GRES to an accuracy of • 25%.

The capital cost estimate for the design, supply, fabrication, transport, construction and commissioning of the process facilities was estimated as A$195.8 M including A$7.57 M for HFO infrastructure facilities.

An area-by-area breakdown is shown in Table 18-8.

Table 18-8: Summary of Capital Cost Estimate

	Base Cost A$	Contingency A$	Total A$
AREA 310—SAG Feed and Pebble Crushing	6,155,010	591,991	6,747,000
AREA 330—Grinding & Classification	14,466,633	1,474,895	15,941,527
AREA 340—Flotation	7,051,518	708,978	7,760,497
AREA 350—Concentrate Thickening & Filtration	4,562,388	462,045	5,024,433
AREA 360—Fluosolids Roaster System	33,874,179	3,455,632	37,329,811
AREA 370—Tail Gas Scrubbing	17,671,369	1,781,790	19,453,159
AREA 380—Neutralisation, Calcine Thickener & Regrind	3,549,815	365,176	3,914,991
AREA 390—Concentrate Leach	3,180,568	379,112	3,559,680
AREA 391—Concentrate Adsorption	2,456,105	273,676	2,729,781
AREA 392—Reagents	1,463,122	155,092	1,618,214
AREA 393—Sea & Fire Water Area	1,997,045	224,024	2,221,069
AREA 401—Process & Raw Water Area	474,408	53,983	528,391
AREA 339—Plant Piping	11,535,841	1,153,584	12,689,425
AREA 370—Power & Reticulation	11,124,847	1,113,296	12,238,143
AREA 400—Tailings Thickening & Disposal	2,421,173	242,140	2,663,313
AREA 420—Air Compressors	734,845	79,339	814,184
AREA 382—HFO Capital Inc Wharf Piling & LCT Vessel	6,881,810	688,181	7,570,000
AREA 430—Plant Buildings	338,714	35,366	374 080
AREA 440—Workshop/Stores	1,385,127	150,967	1,536,094
AREA 450—Plant Site Bulk Earthworks	4,487,630	452,963	4 940 593
AREA 640—Accommodation Camp	1,598,663	165,446	1,764,109
AREA 460—Fencing/Civil Trades	94,721	9,472	104,193
AREA 470—Fuel Stores Extension	1,063,291	110,315	1,173,605
AREA 500—Engineering	14,345,485	1 442,829	15,788,314
AREA 510—Commissioning	1,689,901	168,990	1 858,891
AREA 550—Initial Fills	4,199,533	419,953	4,619,487
AREA 560—Insurance Spares	3,274,800	327,480	3,602,280
AREA 804—Contractors Equipment	4 589,369	458,937	5,048,305
AREA 600—Temporary Facilities	3,227,800	322,780	3,550,580
TOTAL CAPITAL ESTIMATE (• 25%)	**178,050,000**	**17,805,000**	**195,855,000**

Source: GRES Simberi Gold Project 3 Mtpa Expansion Study, August 2009

18.8 Operating Cost Estimates

Operating cost estimates vary from year to year according the total material movements of ore and waste mined. The financial model considers total material movement on a year-by-year basis. Costs are based on the assumptions as set out in the following sections.

18.8.1 Mining

Mining costs are based on the assumptions outlined in Table 18-9.

Table 18-9: Mining Costs

Parameter	Cost Estimate/t Material
Oxide Ore Mined	$3.26/t
Oxide Waste Mined	$3.26/t
Sulphide Waste Mined	$3.83/t
Sulphide Waste Mined	$3.83/t

In years when total mining volumes (ore and waste) exceed 12.5 Mtpa, it is assumed that contract mining and haulage arrangements are utilised. Additional cost for contract haulage on top of the mining cost estimates in Table 18-9 of $1.70/t has been estimated, that includes cost of haulage to the coast for ore and waste.

In addition to the mining expenditure rates for the mining of ore, ore rehandling expenditure of A$1.00 per tonne of ore is assumed to be incurred at the time of processing the low grade stockpiles.

18.8.2 Expanded 3.5 Mtpa Oxide Processing Plant

BatteryLimits has reviewed operating cost of the current processing plant. Based on the four-month period June to September 2010, average operating cost is $11.15/t. BatteryLimits has applied fixed and variable cost ratios to the operating costs, and has estimated oxide plant processing operating cost at $9.25/t for the 3.5 Mtpa expanded case.

18.8.3 1.5 Mtpa Sulphide Processing Plant

Operating costs for the sulphide processing plant have been developed from first principles. Sulphide plant operating cost is estimated at $23.29/t. Operating cost assumptions are shown in Figure 18-11.

18.8.4 G&A Costs

G&A costs have been estimated at $13.65 M/a for the oxide plant and a further $3 M/a for the sulphide plant. Current G&A costs are around $20 M/a, but this is expected to reduce as the operation matures.

18.9 Financial Assessment

18.9.1 Financial Model Basis

An advanced financial model has been developed for the financial evaluation. Inputs and assumptions are shown in Figure 18-11 for the NPV.

High-level Assumption Summary		Scenario 1	Scenario 2
		Base Case—3.5 Mtpa Oxide & 1.5 Mtpa Sulphide	Additional Scenario—3.5 Mtpa Oxide & 2.5 Mtpa Sulphide
Capital Expenditure			
Mining Fleet Tranche 1	(A$ M)	$ 23.2	$ 23.2
Mining Fleet Tranche 2	(A$ M)	$ 2.2	$ 2.2
Mining Fleet Tranche 3	(A$ M)	$ 10.2	$ 10.2
Mining Fleet Tranche 4	(A$ M)	$ 7.2	$ 7.2
Sulphide Plant	(A$ M)	$ 188.3	$ 255.8
Oxide Throughput Upgrade	(A$ M)	$ 32.0	$ 32.0
Haul Road	(A$ M)	$ 7.2	$ 7.2
HFO Power	(A$ M)	$ 7.6	$ 7.6
Total	(A$ M)	$ 277.9	$ 345.5
General Assumptions			
Exchange Rates	(A$: US$)	0.8000	0.8000
Gold Price	(US$ per oz.)	$ 1,000.00	$ 1,000.00
Gold Price	(A$ per oz.)	$ 1,250.00	$ 1,250.00
Oxide Credits	(% of Gross Oxide Rev.)	0.1700%	0.1700%
Dore RC	(A$ per oz.)	$ 0.69	$ 0.69
Taxation Rate	(%)	30.0%	30.0%
Working Capital—Revenue Days	(days)	45.0	45.0
Working Capital—Expenditure Days	(days)	45.0	45.0
Operating Expenditure			
Sulphide Ore—Mining	(A$ per dmt)	$ 3.83	$ 3.83
Oxide Ore—Mining	(A$ per dmt)	$ 3.26	$ 3.26
Sulphide Waste—Mining	(A$ per dmt)	$ 3.83	$ 3.83
Oxide Waste—Mining	(A$ per dmt)	$ 3.26	$ 3.26
Contract Mining Operating Expenditure Profit Margin	(%)	17.2%	17.2%
Contract Mining Capital Equipment Charge	(A$ per dmt)	$ 1.02	$ 0.58
Average Contract Mining Cost	(A$ per dmt)	$ 1.70	$ 1.28
Contract Mining Mobilisation Cost Rate	(A$)	$ 500,000.00	$ 500,000.00
Contract Mining De-mobilisation Cost Rate	(A$)	$ 500,000.00	$ 500,000.00
Handling Expenditure—Oxide Stockpile	(A$ per dmt)	$ 0.90	$ 0.90
Mean Power Cost—Sulphide Plant	(A$ per Kw/h)	$ 0.2325	$ 0.2325
Power Consumption—Sulphide Plant	(kw / p. a. @ 1.5 Mtpa)	61,315,868	61,315,868
Oxide Power HFO Saving	(%)	33.6%	33.6%
Oxide Processing Expenditure Power Component	(%)	40.0%	40.0%
Sulphide Process—Plant Head Count	(FTE)	71.0	71.0
Sulphide Process—Labour Cost	(A$ p. a. @ 1.5 Mtpa)	$ 2,471,385	$ 2,876,853
Sulphide Process—Maintenance Materials	(A$ p. a. @ 1.5 Mtpa)	$ 3,480,053	$ 3,480,053
Sulphide Process—Reagents, Consumables and Services	(A$ per t ore)	$ 9.5671	$ 9.5671
Sulphide Process—Miscellaneous Processing Costs	(A$ p. a. @ 1.5 Mtpa)	$ 200,000	$ 200,000
Oxide Process—Miscellaneous Processing Costs	(A$ per t ore)	$ 9.25	$ 9.25
Sulphide Dore Transport	(US$ per pa)	$ 120,000	$ 120,000
Haul Road Haulage Cost—Owned Fleet	(US$ per DMT, real)	$ 0.40	$ 0.40
Additional Contract Haulage Operating Cost	(A$ per DMT, real)	$ —	$ —
Additional Contract Haulage Mobilisation Cost	(A$)	$ —	$ —
G&A, Transport and Infrastructure—Sulphide	(A$ per pa)	$ 3,000,000	$ 3,000,000
G&A, Transport and Infrastructure—Oxide	(A$ per pa)	$ 13,650,000	$ 13,650,000
Processing Labour Fixed Cost	(%)	75.00%	75.00%
Processing Maintenance Materials Fixed Cost	(%)	50.00%	50.00%
Royalty and Mining Levy	(%)	2.25%	2.25%
Contingency	(%)	0.00%	0.00%
Material Handling Assumptions			
Existing Rope Conveyor Capacity	(tonnes pa)	3,500,000.0	3,500,000.0
New Owned and Operated Truck Fleet Capacity	(tonnes pa)	9,000,000.0	9,000,000.0
Total	(tonnes pa)	**12,500,000.0**	**12,500,000.0**

Figure 18-11: NPV Inputs and Assumptions

18.9.2 Financial Model Outputs

Key outputs are shown in Table 18-10.

Table 18-10: Financial modelling outputs

Parameter	Value
NPV at 10% discount factor (pre-Tax)	$ 334 M
Cash Costs	$678/oz

Note that the NPV includes the value of the current 2 Mtpa oxide operation. IRR's for the combined expanded oxide and sulphide project have not been reported because BatteryLimits considers IRR is not a valid financial performance indicator given of the contribution of the existing operation.

Figure 18-12 shows cumulative net cash flows for the combined project.


Cumulative Net Cash Flows
Millions
Net Cash Flow (A$)
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$-
$(100.0)
$(200.0)
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Year
Cumulative Net Cash Flows Before Tax
Cumulative Net Cash Flows After Tax

Figure 18-12: Cumulative Net Cash Flows

18.9.3 Sensitivity Analysis

The sensitivity of the financial performance of the production profile of the 3.5 Mtpa oxide and 1.5 Mtpa sulphide project to variations in key assumptions is detailed Figure 18-13 and Figure 18-14. The sensitivity of the project to variable gold price movements is shown in Figure 18-13. The sensitivity analysis indicates that the project is reasonably sensitive to variations in mining expenditure, processing expenditure (excluding power) and capital expenditure assumptions.

The analysis of the production profile's sensitivity to the US$ gold price indicates that the project is strongly leveraged to gold price movements. Due to the strong financial performance of the project, decreases in the US$ gold price of more than 20% can be sustained with the project maintaining a positive NPV @ 10% (nominal, before tax). This would indicate a favourable risk versus reward assessment of the project in terms of its exposure to the key variable of US$ gold prices. However, it must again be noted that the financial performance of the project includes the impact of cash flows from the existing oxide plant operation.


Sensitivity Analysis
Net Present Value Before Tax
Net Present Value Before Tax (A$)
Millions
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$-
Exchange Rate
Gold Price
$333.8
-20.0%
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
Sensitivity
Exchange Rate
Gold Price
Sulphide TCRC
Capital Expenditure
Mining Expenditure
Processing Expenditure (excl. power)
Selling and Marketing Expenditure
Power Expenditure
Additional Contract Haulage Cost

Figure 18-13: Sensitivity Analysis to variable gold price movements


Sensitivity Analysis
Net Present Value Before Tax
Net Present Value Before Tax (A$)
Millions
$410.0
$390.0
$370.0
$350.0
$330.0
$310.0
$290.0
$270.0
$333.8
-20.0%
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
Sensitivity
Sulphide TCRC
Capital Expenditure
Mining Expenditure
Processing Expenditure (excl. power)
Selling and Marketing Expenditure
Power Expenditure
Additional Contract Haulage Cost

Figure 18-14: Sensitivity Analysis

18.10 Mine Life

Under the combined 3.5 Mtpa oxide and 1.5 Mtpa sulphide operating scenario, current reserves will support a 13-14 year mine life commencing 2012 as Year 1.

18.11 Payback

Payback for the combined project is estimated at 7 years from 2011 on an after tax basis.

18.12 Historical Production and Cost Performance

The historical production performance statistics for Simberi are summarised in Table 18-11.

Table 18-11: Historical Production and Cost Statistics

Item	Units	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10
Ore Mined	kt	no data	no data	356.4	502.6	378.1	445.9	469.9	503.1	439.3	548.0	566.0	615.0
Waste Mined	kt	no data	no data	22.2	69.0	36.0	57.2	63.0	150.1	179.9	241.3	535.2	528.0
Mill Scats	kt	no data	no data	15.7	12.2	19.3	0.0	0.0	0.0	0.0	0.0	28.5	40.3
Tonnes Mined	kt	no data	no data	394.3	583.9	433.3	503.1	533.0	653.3	619.2	789.2	1 129.7	1 183.3
Head Grade	g/t	3.42	2.64	1.90	1.93	1.62	1.27	1.04	1.26	1.22	1.16	1.09	1.14
Ore Milled	kt	164.9	251.8	336.4	426.3	413.2	446.8	485.2	486.9	439.3	538.2	570.5	583.0
Plant Au Recovery	%	81.87%	82.78%	87.12%	78.00%	78.57%	88.66%	87.02%	88.52%	85.63%	90.04%	91.29%	88.52%
Gold Production	oz	15 125	17 943	17 732	20 682	17 495	16 739	14 072	17 456	14 738	18 109	18 206	18 921
Cash Costs / OZ (Reported)	USD$M			551	401	428	586	755	736	754	614	660	652
Cash Costs—Value	USD$M			9.77	8.29	7.49	9.81	10.62	12.85	11.11	11.12	12.02	12.34
FX	AUD/USD		0.89	0.8987	0.6678	0.6688	0.7686	0.8320	0.9155	0.9037	0.8550	0.9057	0.9917
Cash Costs—Value	AUD$M			10.87	12.42	11.20	12.76	12.77	14.03	12.30	13.00	13.27	12.44
AUD COST													
Mining	AUD$M			2.75	2.46	1.77	2.91	2.94	3.14	2.92	2.72	3.05	1.12
Processing	AUD$M			4.74	6.13	6.21	6.40	6.39	7.39	5.45	6.19	6.20	6.98
Site General and Admin	AUD$M			3.38	3.83	3.23	3.46	3.43	3.51	3.93	4.10	4.01	4.33
TOTAL	AUD$M			10.87	12.42	11.21	12.77	12.77	14.03	12.30	13.00	13.26	12.43
Cash Cost / OZ	AUD			613	601	641	763	907	804	834	718	729	657
USD COST													
Mining	USD$M			2.29	2.05	1.47	2.42	2.45	2.87	2.64	2.32	2.76	1.11
Processing	USD$M			3.94	5.10	5.17	5.33	5.31	6.77	4.92	5.29	5.62	6.92
Site General and Admin	USD$M			2.81	3.18	2.69	2.88	2.86	3.21	3.56	3.51	3.63	4.30
TOTAL	USD$M			9.05	10.34	9.32	10.63	10.62	12.85	11.11	11.12	12.01	12.33
Cash Costs / oz	USD			551	401	428	586	755	736	754	614	660	652
USD UNIT COST													
Mining	USD/t ore			6.80	4.81	3.56	5.42	5.05	5.90	6.00	4.32	4.84	1.90
Processing	USD/t ore			11.72	11.97	12.50	11.92	10.95	13.90	11.20	9.83	9.85	11.88
SG&A	USD/t ore			8.36	7.47	6.50	6.44	5.89	6.59	8.09	6.51	6.37	7.37
TOTAL	USD/t ore			26.89	24.25	22.56	23.78	21.89	26.39	25.30	20.66	21.06	21.14
Sale Price USD	USD	0	984	787	775	838	714	862	872	1 113	1 150	1 235	1 371
Sale Price AUD	AUD	762	1 105	876	1 160	1 253	929	1 036	953	1 231	1 345	1 363	1 382
Gold Sold	oz	10 463	28 339	13 342	17 674	23 391	16 681	15 420	17 971	14 065	16 526	16 935	16 620

18.13 Expertise of Technical Staff

Having spent a considerable amount of time working with Allied Gold staff at Simberi and corporate level, the authors have formed the view that the management and technical teams employed Simberi, as well as the technical staff employed at corporate level by Allied Gold, have sufficient expertise to enable them to effectively manage the operations on a day-to-day and ongoing basis.

19.0 OTHER RELEVANT DATA AND INFORMATION

19.1 Regional Exploration

There are no adjacent properties on Simberi Island (Figure 19-1) or the other Tabar Islands however there are other exploration stage prospects within EL609.


N
0
2
Kilometres
214000 N
212000 N
210000 N
208000 N
206000 N
EL609
ML136
Creeks and Rivers
Access Roads
25m Contours
ML136
EL609
40000 E
42000 E
44000 E
46000 E
48000 E

Figure 19-1 Simberi Island

19.1.1 Simberi Island

19.1.1.1 Patan

The Patan deposit is covered by a 250 m by 50 m gold-in-soil anomaly defined by a 0.2 g/t Au contour. Drilling by Kennecott in 1990 intersected gold mineralisation in two out of ten holes but did not adequately test the area. An IP gradient array geophysical survey was completed in 1997 but identified no anomaly. Allied drilled 11 RC holes in 2007 with poor results.

19.1.1.2 Adora

Drilling at Adora in 1997 intersected anomalous oxide mineralisation in two holes. During 2007 and 2008 Allied drilled five diamond holes and 16 RC holes and encountered no significant mineralisation.

19.1.1.3 Kekenminda

Drilling at Kekenminda to the west of Sorowar was targeting a radiometric (potassium count) anomaly by Nord. Drill holes intersected weakly mineralised zones with best intersection of 3 m at 2.13 g/t from RC870 received, from 6 RC of holes totalling 621 m drilled.

19.1.2 Tatau Island

19.1.2.1 Daramba

Daramba is a copper prospect located on the east coast of Tatau Island (refer to Figure 19-1). Diamond core drilling of a 1.1 km long by 600 m wide north-south trending copper-in-soil anomaly was completed in June 1996 with poor results. An IP gradient array geophysical survey completed in June 1997 identified a 1.2 km long by 200 m wide north-south striking chargeability anomaly which coincides with the greater than 300 ppm Cu soil anomaly.

19.1.2.2 Tugi Tugi

Gold was initially discovered at Tugi Tugi on the east coast of Tatau Island in the 1930s. Several small hard rock and alluvial workings occur within the prospect. Soil sampling and trenching by the Tabar Joint Venture (TJV) and Nord identified a broad gold anomaly defined by a 0.2 g/t Au contour. Narrow zones of gold mineralisation were intersected by the 32 holes that have been drilled by Kennecott and Nord.

19.1.2.3 Talik and Talik West

In late-1995, a soil auger program first identified the Talik and Talik West prospects in central Tatau Island. Bulldozer benching at these prospects has defined copper and gold anomalies. An IP gradient array geophysical survey was completed over the Talik prospect in July 1997 and identified a broad, strong chargeability anomaly that strikes north-east for 350 m.

19.1.2.4 Kupo

A copper-gold anomaly was originally identified by TJV near Kupo, on the west coast of Tatau Island. Nord confirmed this anomaly with samples taken from Pakinapote Creek and other westward flowing creeks draining the central and north-west areas of Tatau. Detailed rock chip sampling, hand dug benching, limited bulldozer benching and a Wacker drilling program was carried out at the Kupo prospect by Nord in 1997.

19.1.2.5 West Tatau Prospects

The TJV identified numerous gold prospects in the south-west corner of Tatau. These prospects had strong surface gold geochemical anomalies identified by soil sampling and benching, and several of them were drilled. Drilling results were erratic with many zones of anomalous gold intersected. Limited IP surveys were also completed over specific prospect areas. Nord has not undertaken any exploration work over this area.

19.1.3 Tabar Island (also see Barrick)

19.1.3.1 Banesa

Exploration at the Banesa copper-gold prospect, in the south of Tabar Islands, by the TJV comprised rock chip channel sampling, hand dug benching, auger sampling and one diamond core hole.

In November 1997 Nord sampled a shallow auger grid over the prospect, and confirmed a copper anomaly (>500 ppm Cu) covering a 450 m by 200 m area centred on Mt Fotombar, partially coincident with a 250 m long by 100 m wide gold anomaly (>0.10 g/t Au).

19.1.3.2 Tupinda

Some soil and rock chip sampling was carried out by Kennecott together with an airborne geophysical survey. Nord carried out benching aimed at opening up areas of identified gold anomalism.

19.1.3.3 Fotombar

All exploration work to date was carried out by Kennecott. Reconnaissance work and soil and chip sampling identified a 170 m by 70 m zone of anomalous gold and arsenic defined by the 1.0 g/t Au contour and coincident 100 ppm As anomaly. Bulldozer benching and drilling intersected zones of mineralisation.

Table 19-1: Drilling on Tabar/Tatau

Island	Prospect	ID	Year	Company	Drill Company	Hole Type	Total
Tabar	BANESA	BAN	1996	Nord	PNG Drillers	DD	379
			2009	Barrick	Capital	DD	1,409
		DAR	1996	Nord	PNG Drillers	DD	849
	TUPINDA	TUP	2008	Barrick	Capital	DD	701
			2009	Barrick	Capital	DD	1,130
	FOTOMBAR	FOT	1989	Kennecott	PNG Drillers and Wallis Drilling	DD	63
						RC	182
			1990	Kennecott	PNG Drillers and Wallis Drilling	DD	333
						RC	129
						Total RC	**129**
						Total DD	**5,175**
Tatau	DURAMBA	DAR	1996	Nord	PNG Drillers	DD	849
		LAB	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	961
		LET	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	530
			1990	Kennecott	PNG Drillers and Wallis Drilling	DD	235
						RC	34
	MAOKOEN	MAK	1990	Kennecott	PNG Drillers and Wallis Drilling	DD	214
	NALU	NAL	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	922
	PEPEWO	PEP	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	1,085
			1990	Kennecott	PNG Drillers and Wallis Drilling	DD	76
						RC	109
	SERARO	SER	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	1,508
	SIRO	SIR	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	617
	TALIK	TAL	2006	Allied	Zenex	DD	1,190
						RC	465
	MT TIRO	TIR	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	1,409
			1989	Kennecott	PNG Drillers and Wallis Drilling	DD	271
	TUGI TUGI	TUG	1989	Kennecott	PNG Drillers and Wallis Drilling	RC	1,114
			1996	Nord	PNG Drillers	DD	535
						RC	246
	WARBARIAH	WAR	1990	Kennecott	PNG Drillers and Wallis Drilling	DD	107
						RC	49
						Total RC	**9049**
						Total DD	**3477**
Tabar/Tatau .						**Total RC**	**9360**
						Total DD	**7492**
						Grand Total	**16,852**

19.1.4 Kennecott

Table 19-2: Kennecott RC Drilling Results—Pepewo, Tatau Island

Hole	TIG North	TIG East	RL (m)	Dip/Azi•	From (m)	To (m)	Intercept (m)	Au Grade (g/t)
RC1016	**188728.8**	**37747.8**	**167.4**	**• 60/045**				
Pepewo					48	67	19	9.43
				inc.	**53**	**67**	**14**	**12.32**
				and	**53**	**60**	**7**	**22.99**
				and	**54**	**59**	**5**	**29.78**
					69	96	27	1.25
				inc.	**71**	**73**	**2**	**3.01**
				and	**80**	**87**	**7**	**2.11**
				and	**89**	**92**	**3**	**1.54**
					103	105	2	1.15
RC1029	**188744.1**	**37743.0**	**157.9**	**• 60/045**				
Pepewo					14	30	16	5.65
				inc.	**14**	**27**	**13**	**6.41**
				and	**15**	**18**	**3**	**4.44**
				and	**15**	**16**	**1**	**6.50**
					20	27	7	9.58
				and	**21**	**27**	**6**	**10.5**
				and	**23**	**24**	**1**	**33.0**
					47	72	25	1.38
				inc.	**47**	**57**	**10**	**2.08**
				and	**50**	**52**	**2**	**2.77**
				and	**54**	**56**	**2**	**2.87**
RC1098	**188702.3**	**37774.7**		**• 90/007**				
Pepewo					34	50	16	2.84
				inc.	**34**	**44**	**10**	**4.02**
				and	**38**	**44**	**6**	**5.67**
				and	**38**	**40**	**2**	**8.73**

Table 19-3: Kennecott RC Drilling Results—Seraro, Tatau Island

Hole	TIG North	TIG East	RLò (m)	Dip/Azi•	From (m)	To (m)	Intercept (m)	Au Grade (g/t)
RC1027	**189326.5**	**36428.0**	**186.8**	**• 60/225**				
Seraro					22	33	11	1.53
				inc.	**22**	**27**	**5**	**2.60**
				and	**22**	**24**	**2**	**4.74**
				and	**23**	**24**	**1**	**5.05**
					46	52	6	37.1
				inc.	**47**	**50**	**3**	**57.7**
					56	60	4	1.26
					112	114	2	0.88
					118	128	10	0.86
RC1020	**189429.6**	**36308.9**	**139.6**	**• 60/225**				
Seraro					0	4	4	11.9
				inc.	**1**	**4**	**3**	**15.6**
				and	**1**	**3**	**2**	**20.3**
					130	136	6	0.93
RC1043	**189312.5**	**36261.7**	**100.0**	**• 60/225**				
Seraro					0	2	2	0.62
					50	52	2	7.57
					50	51	1	14.0
					55	59	4	1.97
					75	84	9	2.68
				inc.	**75**	**79**	**4**	**4.92**
				and	**75**	**78**	**3**	**5.94**
				and	**75**	**76**	**1**	**12.7**
				inc.	**81**	**83**	**2**	**1.30**
					93	95	2	1.81
RC1050	**189322.5**	**36437.7**	**187.0**	**• 60/315**				
Seraro					75	78	3	0.77
					95	101	6	0.80
					104	109	5	8.28
				inc.	**104**	**108**	**4**	**9.60**
				and	**105**	**107**	**2**	**11.0**

Table 19-4: Kennecott RC Drilling Results—Mt Tiro, Tatau Island

Hole	TIG North	TIG East	RL (m)	Dip/Azi•	From (m)	To m)	Intercept (m)	Au Grade (g/t)
RC1037	**188417.3**	**37270.0**	**280.7**	**• 60/045**				
Mt Tiro					0	4	4	2.23
				inc.	**0**	**3**	**3**	**2.75**
				and	**1**	**3**	**2**	**3.38**
					47	53	6	2.26
				inc.	**47**	**52**	**5**	**2.58**
				and	**50**	**51**	**1**	**5.67**
					86	100	14	3.23
				inc.	**88**	**98**	**10**	**4.14**
				and	**88**	**92**	**4**	**5.28**
				and	**96**	**98**	**2**	**5.34**
					104	124	20	3.08
				inc.	**110**	**120**	**10**	**5.71**
				and	**116**	**120**	**4**	**11.4**
				and	**118**	**120**	**2**	**14.2**
					128	140	12	0.61
					143	150	7	1.37
				inc.	**147**	**150**	**3**	**2.31**
DDHT1	**188413.9**	**37233.5**	**292.5**	**• 90/007**				
Mt Tiro					0	16	16	2.26
				inc.	**1**	**6**	**5**	**1.68**
				and	**9**	**15**	**6**	**3.94**
				and	**10**	**11**	**1**	**8.06**
					41	**47**	**6**	**0.66**
					50	52	2	0.75
					66	70	4	0.57
					86	89	3	3.20
				inc.	**87**	**88**	**1**	**8.07**
					109	111	2	1.15
					116	122	6	2.57
				inc.	**117**	**122**	**5**	**2.91**
				and	**121**	**122**	**1**	**10.2**
					125	131	6	0.96
				inc.	**126**	**130**	**4**	**1.09**
					134	147	13	2.06
				inc.	**134**	**136**	**2**	**1.40**
				inc.	**138**	**139**	**1**	**5.63**
				inc.	**141**	**145**	**4**	**3.69**
					172	174	2	1.28
					176	183	7	1.09
				inc.	**179**	**181**	**2**	**2.31**
					193	199	6	0.77

19.1.5 Barrick

Under the terms of a letter of intent, effective from May 2008 to Feb 2010, Barrick (PNG) explored within those blocks of Allied Gold's exploration licence EL609 covering the adjacent Tatau (EL609 Block B) and Big Tabar (EL609 Block C) Islands. Barricks activities included:

- Completion of 4 diamond core holes totalling 1,927 m at the Tupinda Prospect, Big Tabar
- Completion of 6 diamond core holes totalling 2,625 m at the Banesa Prospect, Big Tabar, and
- Reconnaissance geological mapping and rock-chip sampling of the alkaline intrusive complex on central Tatau Island.

19.1.5.1 Banesa Prospect

A six hole diamond drilling program at Banesa was completed in May 2009. Holes BND2, and BND4-7 intersected zones of Cu/Au alkaline porphyry style mineralisation. Significant intersections using a 0.5 g/t Au equivalent cut off and maximum of 2 m internal dilution are summarised in Table 19-5.

Logged Cu/Au mineralisation in hole BND2 (best intercept 22 m at 1.58 g/t Au and 0.32% Cu from 54 m) is associated with a potassic altered micromonzonite porphyry between 20 and 211 m.


200m
BND2 (completed)
BND7 (completed)
BND6 (completed)
BND4 (completed)
BND5 (completed)
BND3 (completed)
Biotite Diorite
Equigranular Diorite
Hornblende Diorite
Agglomerate
Polymict Breccia
Pyroxene Porphyry
Undifferentiated Diorite

Figure 19-2 Plan view geology and location map of Banesa target area on Tabar Island

Hole BND5 (best intercept 69 m at 0.83 g/t Au and 1.13% Cu from 50 m) intersected a brecciated feldspar-hornblende monzodiorite that, from 99 to 140 m, hosts sheeted quartz veinlets (up to 10% of rock volume) with phyllic (sericite-silica) alteration over-printing earlier potassic alteration.

Hole BND6 (best intercept 77 m at 0.46 g/t Au and 0.95% Cu from 62 m) commenced in phyllic altered polymictic breccia before entering a porphyritic monzodiorite between 74 m and 118 m. The monzodiorite shows phyllic overprinting potassic alteration is locally brecciated and contains a sheeted quartz vein zone between 74 m to 95 m, similar to that intersected in BND5. The hole re-enters altered polymictic breccia to 158 m with 1% disseminated pyrite. A contact between an upper pyroxene-porphyritic monzodiorite and a lower plagioclase-biotite-horneblende monzodiorite occurs at 235 m (9.8 m at 0.69 g/t Au from 235.2 m).

From 237 m to 435 m, hole BND7 (collared 200 m SW of BND2, best intercept 18 m at 1.38 g/t Au and 0.36% Cu from 398 m) intersected medium grained plagioclase-pyroxene monzodiorite. Copper mineralisation, as fracture controlled chalcopyrite with minor bornite, appears at 240 m and continues sporadically to the end of hole.

Barrick are assessing whether coherent zones of potassic alteration are likely along strike of or below the Banesa drilling.

Table 19-5: Banesa drill hole geochemistry (Note BND1 is a Kennecott 1989 drill hole)

Hole ID	Utm North	Utm East	Utm RL	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Cu Grade (%)
BND2	393355	9674385	147	• 60°/129	0.0	521.0			
					54.0	76.0	22.0	1.58	0.32
				incl	**62.0**	**63.6**	**1.6**	**5.08**	**0.83**
					100.0	112.0	12.0	0.87	0.33
					134.0	142.0	8.0	1.75	0.30
					146.0	150.0	4.0	1.18	0.50
					180.2	184.1	3.9	1.01	0.29
					203.6	207.6	4.0	0.90	0.37
BND3	393208	9673872	112	• 60°/125	0.0	164.3			
							No significant intercepts		
BND4	393208	9673871	112	• 60°/080	0.0	485.6			
					210.0	215.2	5.2	0.94	0.37
					227.0	245.0	18.0	1.29	0.56
					368.0	372.3	4.3	0.79	0.24
					458.0	464.0	6.0	0.52	0.11
BND5	393376	9673921	207	• 60°/090	0.0	483.6			
				***	50.0	119.0	69.0	0.83	1.13
				incl	**61.0**	**83.0**	**22.0**	**1.05**	**1.22**
				incl	**63.0**	**67.0**	**4.0**	**2.74**	**1.75**
				and	**103.0**	**119.0**	**16.0**	**1.59**	**1.54**
					121.7	125.0	3.3	0.90	0.09
					127.6	138.4	10.8	1.20	0.14
BND6	393376	9673922	207	• 60°/050	0.0	535.4			
					40.0	44.0	4.0	0.63	0.11
				***	62.0	139.0	77.0	0.46	0.95
				incl	**88.0**	**116.8**	**28.8**	**0.91**	**1.31**
					235.2	245.0	9.8	0.69	0.06
BND7	393246	9674196	146	• 60°/135	0.0	435.1			
					130.0	133.0	3.0	0.67	
					356.0	363.6	7.6	1.33	0.26
					398.0	416.0	18.0	1.38	0.36

NOTE: Except where indicated by ***, downhole intercepts are determined using an Au cut-off of 0.5 g/t Au and minimum 2 m length. Such intercepts may include material below cut-off but no more than 2 sequential metres of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5g/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5 g/t, 5.0 g/t and 10 g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0 g/t and >=1 m downhole. The limit of detection for gold is <0.005 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.0025 g/t. Intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. Cu grade is its weighted average over the same intervals as those defined by the Au intercepts. The Cu detection limit is 1 ppm and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis. Where indicated (***), the intercept is defined by using a Cu cut-off of 0.5% Cu and minimum 2 m length.

19.1.5.2 Tupinda

Assay results received for four holes drilled at the Tupinda Prospect showed weak Cu-Mo-Au mineralisation in TPD1, TPD3 and TPD4 (Figure 19-3 and Table 19-6).



SURFACE ALTERATION
chlorite
silica
epidote
magnetite
fracturing
Basaltic volcanics
Zone of more intense fracturing & ep-mt alteration
Tupinda Intrusion Complex
500m
Tupinda Prospect
Volcanics
Reef - Limestone
Prospect Location
Tatau Island
Big Tabar Island
Banessa Prospect

Figure 19-3: Tupinda project alteration and drilling

Table 19-6: Tupinda drill hole geochemistry

Hole ID	Utm North	Utm East	Utm RL	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Cu Grade (%)
TPD001	384670	9681262	72	• 88º/332	0.0	491.9			
				***	229.0	236.0	7.0	0.14	0.42
TPD002	384344	9681516	63	• 90º/170	0.0	279.4			
					no significant intersections				
TPD003	384859	9681664	162	• 89º/226	0.0	500.0			
					356.0	359.5	3.5	1.17	0.19
TPD004	384868	9681383	141	• 90º/105	0.0	655.6			
				***	297.1	299.0	1.9	0.25	0.38

NOTE: Except where indicated by ***, downhole intercepts are determined using an Au cut-off of 0.5 g/t Au and minimum 2 m length. Such intercepts may include material below cut-off but no more than 2 sequential metres of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5 g/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5 g/t, 5.0 g/t and 10 g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0 g/t and >=1 m downhole. The limit of detection for gold is <0.005 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.0025 g/t. Intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. Cu grade is its weighted average over the same intervals as those defined by the Au intercepts. The Cu detection limit is 1 ppm and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis. Where indicated (***), the intercept is defined by using a Cu cut-off of 0.5% Cu and minimum 2 m length.

19.1.5.3 Tatau Island

First pass mapping of Tatau Island (70% complete) identified a broad area of medium grained equigranular monzodiorite, underlying most of the Cu-Mo anomalous area defined by soil and surface rock chip sampling. Zones of propylitic and phyllic alteration are mapped out within the monzodiorite that is also intruded by N and NE-striking feldspar porphyry and mafic dykes.

A previously identified strong Cu-Au surface rock chip sampling anomaly was traced to an outcrop of a 10 m wide feldspar porphyry dyke in the upper Talik drainage. The dyke shows strong silica-sericite alteration with quartz-chalcopyrite-magnetite veinlets. Other feldspar porphyry dykes in the Talik area show variable intensities of chlorite-carbonate alteration with rare chalcopyrite-galena-pyrite fracture fill.

Within the area mapped, neither convincing alteration zonation, quartz stockwork veining or porphyry style mineralisation was encountered.

19.2 Infrastructure

19.2.1 Overview

This section is included to show that much of the infrastructure required for the Simberi combined oxide/ sulphide project is currently in place as part of the Simberi oxide operations. The oxide processing plant (centre right), the aerial rope conveyor (top right), warehouse and exploration laboratory (centre front), wharf and Company vessel "Lady Geraldine" (left) are shown in Figure 19-4.

Figure 19-4 shows an overview of the infrastructure and process plant already existing at the coast.



Figure 19-4: Coastal Infrastructure Simberi Gold

19.2.2 Power

19.2.2.1 Historical

The existing power station is operated by Aggreko under contract number 183-EC-02. The power station is diesel fired and rated to a maximum demand of 6 MW. The power plant normally operates at a load of between 3 MW and 3.5 MW.

Up to 10% of the total demand is provided by the aerial rope conveyor, which generates power while moving the ore down from Sorowar over a vertical fall of about 230 m.

Power is distributed from the power station at 11 000 V to the main transformers adjacent to the motor control centres within the process plant, the Sorowar mining area and via two overhead powerlines to the warehouse, wharf and the accommodation village.

The individual generator sets are Aggreko NHC20/KTA50G3 units having a peak rating of 1250 kVA at 50 Hz and a continuous load rating of 850 kW. The units operate coupled to dedicated step-up transformers (415 V to 11 kV) that feed the main power station distribution and control switchboard. The output

terminals of the distribution and control switchboard constitute the metering and energy transfer point under the contract.

The basis of the BOO Contract with Aggreko is comprised of three pricing components:

- Base facilities charges that also include the generation charges for the first 500 kW/d of load.
- Generation charges made on the basis of metered kWh for all load above 500 kW/d.
- Maintenance consumables.

Allied provides diesel fuel, freight for equipment, consumables required for power plant operation and accommodation and messing for the Aggreko power plant attendants.

The average power load for the existing Simberi project is estimated at 3070 kW. Power output from the power plant was 3250 kW. Allied Gold has assessed the diesel consumption for 2009, which amounted to A$0.9864/kWh. Cost of power based on usage of 1800 MWh/month is A$0.37/kWh.

For the expanded oxide case of 3.5 Mtpa, cost is estimated at $0.34/kWh, based on average load of 4090 kW and maximum demand of 6000 kW under the same type of contract.

HFO is under consideration as an alternative fuel source for power supply for the combined oxide expansion and sulphide project.

19.2.2.2 Combined Oxide/Sulphide Expansion Project

Power demand, which is based on the estimated motor load and plant utilisation, of 8 MW is required for the sulphide plant, with a total power demand of 14 MW for the combined oxide and sulphide plant. Installed power will be 25 MW for the sulphide and the proposed oxide plant expansion. The installed power does not account for energy recovered from the roaster, and is calculated based on maximum load and 100% plant utilisation for all plant equipment.

A study has been completed by GRES, "Simberi Gold Project—HFO and Power Options Study", that investigates power supply for the project, particularly HFO. Recent political development in PNG has removed the opposition by the government for the use of HFO in mining facilities within PNG. It is proposed to utilise HFO for power generation and this choice has predominately been driven by the large power requirement for the sulphide plant and subsequent substantial operating cost for this entity. Lihir Gold Mine currently operates its power station using HFO and subsequently the vessel that delivers the fuel to Lihir can also be used for Simberi, allowing the potential delivery to site via a submersible pipeline.

HFO costs are based on capital cost for additional wharfage and pylons, as well as tankage of $7.6 M. Operating cost is based on a BOO response received by GRES from D&G Energy for a HFO power station contract supply that calculated to A$0.2235/kWh. Although this was based on a lower power supply for 8 MW, it is considered a reasonable estimate to use for power costs for the PFS.

The roaster design incorporates waste heat recovery from the roaster off-gas of approximately 3 MW. This is based on the assumption that the roaster operates at 700•C and the thermal to electrical energy ratio is 3:1, resulting in 45% of the energy from the roaster bed and 55% by heat recovery from the exhaust gas. The waste heat recovery system consists of a waste heat boiler, a steam drum and bed coils, which allows efficient use of the numerous and critical steam/roaster interfaces, from a mechanical, process control and operational perspective. The use of coils in the steam system eliminates the need for a gas cooler and reduces the volume of water in the system, consequently reducing the roaster freeboard diameter, duct sizes, Electrostatic Precipitator (ESP), scrubber vessel sizes and ID Fan.



Figure 19-5: shows the current power station at Simberi

19.2.3 Water

Potable water for the camp and the main treatment plant is obtained from a spring and from a water bore. Water is filtered through a sand and UV filtration system. Rainwater is harvested from rooftops of some of the main buildings and stored in poly tanks with bottled potable water supplied for drinking.

Raw water supply for the main treatment plant was initially sourced from the ocean via a pump station located on the western side of the wharf. In 2009, process water has been sourced from surface water that has ponded in a pit that was formed during construction to win coronus. This pond is located about 500 m south-west of the process plant and the water is pumped to the process raw water pond and is augmented with sea water when required. Adjacent to this, lies a smaller pond with fresh water which is used as process water.

Simberi Gold holds extraction licenses for creek water (Monun and Darum Creeks) and groundwater (Pigiput Plantation) and Monun Creek catchment although currently none of these sources are being used. Additional water will be provided from a silt collection pond downstream of the pits and in later years from pit dewatering pumps.

Additional water for the expanded 3 5 Mtpa case and the sulphide plant will be mainly sea water.

19.2.4 Buildings

Process plant buildings, located at 10 m RL, include the site administration office, mill operations offices and training rooms, site assay laboratory, plant maintenance workshop and stores, and site security buildings. Simberi Island is located in a Category 2 earthquake zone and the engineering design of the process plant and associated buildings and infrastructure has taken this into account.

No additional buildings are required for the expanded oxide or sulphide case.

19.2.5 Camp Accommodation

The accommodation centre has current capacity of 208 beds, which includes a mix of single rooms with ensuites or shared adjoining bathrooms, single room dormitories with central bathroom and bunk houses with common ablutions. New single room blocks with bathroom ensuites (15 rooms) are currently being installed in the new accommodation centre and an additional five single room blocks are being installed in the old exploration camp (50 beds), which already has shared and single rooms with a common ablutions block (32 beds).

The accommodation centre has a kitchen and dining area and wet mess, which was upgraded in Q3 2009. A laundry facility caters for washing residents' clothes, towels and linen and catering for the camp is contracted. Sewage and waste water from the camp is pumped into the tailings discharge line for subsea disposal at a depth of 115 m below sea level.

Additional camp capacity will include a 100 man construction camp to facilitate the construction crew for the sulphide project, and upon completion of the construction phase, 50 beds will be removed leaving 50 additional beds for the sulphide plant operations team.

Figure 19-6 shows the Simberi Camp with the operation in the background.



Figure 19-6: Simberi Camp

19.2.6 Airstrip and Wharf

19.2.6.1 Airstrip

Simberi Gold has constructed a 1400 m long class "Y" airstrip within the Company's Pikung Plantation that is located on the south coast of Simberi Island approximately 3 km from the process plant site (Figure 19-7). This facility can accommodate aircraft up to Dash 8 size and citation jets.

It is planned to upgrade the airstrip for night operation to allow 24 hour medivac access. Non-local workforce is rostered on a fly in fly out (FIFO) operation that currently has two rosters of 16/12 (days on/days off) and 28/14. PNG nationals are flown back to their points of hire and expatriates are flown back to Australia to their points of hire. The aircraft (Dash 8) is under a charter contract with PNG carrier Airlines of PNG, and services ports of Kavieng in New Ireland Province, Rabaul in East New Britain, and Port Moresby.



Figure 19-7: Simberi Airstrip

19.2.6.2 Wharf

A 20 m long concrete wharf constructed by Simberi Gold is located on the northern side of Pigiput Bay (Figure 19-8). It is proposed to install dolphins off the wharf, which will allow one vessel to berth onshore while the other vessel is tied up. There is an option to construct the dolphins using the coronus limestone reserves on the island. This will also facilitate the off-loading of HFO, which will be delivered from the supply vessel to site via a submersible pipeline, while also increasing the capacity of the Lady G LCT vessel to transport other reagents and consumables.

Ships with up to 6.5 m draft can be received and offloaded at the wharf. A 110 t crawler crane capable of unloading 25 t containers at 12 m reach operates at the wharf. The Company owned landing barge, MV Lady Geraldine, services the operation with regular sailings to Lae (three return trips per month) and Rabaul (one to two trips as required). The vessel has a capacity of 450 t of cargo and can hold 500 kL of diesel, and has greater capacity for transportation of other reagents and consumables required for the plant, given that HFO fuel will be delivered via a submersible pipe. A barge ramp is located at the head of Pigiput Bay and used to discharge roll on roll off cargo.



Figure 19-8: Simberi Wharf

19.2.6.3 Roads and Communications

The existing perimeter road (26 km) at Simberi was upgraded during construction and is used to transport local employees to and from their villages to work, using man-hauls that are either owned by the company or contracted from local clan business groups. All weather internal mine access roads have been constructed as well as a 1500 m long haul road from the Samat pits to the process plant and a 500 m long haul road from the Sorowar pit to the Ropecon tip head.

Site communications including voice and data are provided through a VSat system operating on a band width of 1500 kbyte down and 280 kbyte up. A PNG Telikom VSat provides six incoming (five phones and one fax) lines. Phone extensions link the camp, treatment plant and infrastructure facilities and allow for two payphones with one being located in the camp and the other for public use. A PNG Telikom mobile phone tower has been installed on Simberi and provides mobile service to the island.

A new haul road will need to be constructed from the Pigiput Mine down to the coast for transportation of ore and waste material.

20.0 INTERPRETATION AND CONCLUSIONS

20.1 Resources

The Simberi resource is a robust and proven gold deposit.

The current resource models show a positive reconciliation in the mined pits. This issue should be investigated with the objective of optimising production and potentially increasing the mine life.

The historical resources at Botlu, Pigibo are accepted as Inferred based on the Author's validations. The resource models should be re-estimated using the current data set and understanding of the deposits' geology.

The Sulphide resource appears to have potential and should be included in all future deposit assessments

Beyond the Simberi mining lease the exploration ground held by Allied over the Island group is all very prospective.

20.2 Reserves

The reserves at Simberi, being based on the resource are also proven and robust. Improvements to the reserve position come directly from improvements and increases in the resource. The development of some of the satellite deposits will add to the reserve base. Inclusion of more Sulphide material has the potential to significantly increase reserves.

20.3 Processing

- The current oxide processing plant is operating well and achieving good oxide recoveries.
- The infrastructure that is in place at Simberi Gold is adequate for the 2 Mtpa operation, and with limited upgrading including the wharf facility, will be adequate for the 3.5 Mtpa oxide plus the 1.5 Mtpa sulphide operation.
- The estimated capital cost for the oxide plant expansion to 3.5 Mtpa by GRES of $32 M is reasonable for the modifications and additions proposed.
- The estimated capital cost for the sulphide plant by GRES of $188 M is reasonable for the plant proposed.
- Operating costs for the expanded oxide plant of $9.25/t are based on operating costs for the current six month operating period with a reduction associated with fixed costs for the expanded plant.
- Operating costs for the sulphide plant of $23.29/t have been calculated based on first principles and the use of HFO. This cost has been benchmarked against a comparable operation, and is considered reasonable.
- The gold grades which will be fed to the oxide process plant average 1.01 g/t. Sulphide gold grades average 2.41 g/t. Maintaining low operating costs will be critical to project viability.
- The 3.5 Mtpa oxide case in conjunction with the 1.5 Mtpa sulphide case is commercially viable with pre-tax NPV of $334 M at 10% discount factor (this includes the current 2 Mtpa operation). Cash cost is $678/oz.

21.0 RECOMMENDATIONS

- The remaining historical resources should be re-estimated incorporating the current geological understanding of the island, recent drilling and other geological data and any updated topographical information. Outsourced this is estimated to cost AUD$50 K.
- The positive mining reconciliation should be investigated. This could be done in-house or outsourced at an estimated cost of AUD$30 K.
- A critical review of current mining operations should be undertaken and any revisions applied to the optimisation, pit design and scheduling. This could be done in-house or outsourced at an estimated cost of AUD$40 K.

- Optimisation of the resource and reserve calculations, final pit designs and scheduling should be revisited on a regular basis. The pit optimisations need to be updated to reflect more recent increasing trend in the gold price.
- Exploration drilling to investigate the nature of the sulphide mineralisation beneath the current Sorowar pit design should proceed as a matter of priority. There appears to be significant potential to increase the sulphide resource and reserve base at Simberi, and thus improve the overall economics of the project, through improving the understanding of the sulphide mineralisation in the Sorowar area.
- Expansion of the oxide plant to 3.5 Mtpa should proceed. Estimated cost is $32 M.
- Allied Gold should consider a Bankable Feasibility Study, in conjunction with additional drilling, that will provide greater confidence to the combined oxide and sulphide project. The cost of a Bankable Study is estimated at $6-$10 M. The total cost of the combined oxide and sulphide project is estimated at $278 M including the $32 M oxide plant expansion.
- Allied should closely manage its operating costs to keep its costs within budget estimates.

22.0 REFERENCES

Documents referenced and reviewed during the compilation of the Technical Report

Author	Date	Title
Allied Gold (a)	2003	A Brief Report on Simberi Mining Area Association Project Development Issues and Simberi Village Survey, R. Hastings 30 September 2003
Allied Gold (b)	2009	Project to Date Met Accounting Spreadsheet
Allied Gold (c)	2009	SIM Mine Input Model—Final Budget 17 July 2009
Allied Gold (d)	2009	Battery08_09 Spreadsheet Operating Cost Data
Allied Gold (e)	2009	Email Frank TerraNova 2 Sep 2009 with Hedging Information
Allied Gold (f)	2009	Emails Ross Hastings Simberi NI43-101 Infrastructure 25 Aug 2009
Allied Gold (g)	2009	Application for Extension of Term of EL609, 2 February 2009
Allied Gold (h)	2009	EL609 Graticule Map
Behre Dolbear Australia	1996	Independent Technical Review of the Geology, Data Collection and Resource Estimation for The Simberi Gold Project—PNG Nord Resources (Pacific) Pty Ltd, 12 July 1996
Coffey (a)	2008	Compliance_Monitoring Report (2008), Coffey Natural Systems Pty Ltd, October 2008
Coffey (b)		3 Mtpa Expansion Environmental Assessment Proposal
DEC (a)	2005	Approval of Environmental Management Program for Dimberi Gold Mine, Department of Environment & Conservation, 26th January, 2005
DEC (b)	2006	Grant of Environmental Permits, 17 July 2006

Author	Date	Title
Dept of Attorney General	1996	Memorandum of Agreement relating to the Simberi Mining Project between The Independent State of Papua New Guinea and the New Ireland Interim Provincial Government and Simberi Gold Company Pty Ltd and Simberi Landowners Association and Tabar Community Government, 21/11/1996
Deputy Registrar of Companies	1996	Certificate of Incorporation—Simberi Gold Company Pty Ltd, 8 November 1996
Enesar (a)	2004	Supplementary Baseline Study, Eneasr Consulting Pty Ltd, April 2004
Enesar (b)	2005	Supplementary Baseline Study No. 2, Eneasr Consulting Pty Ltd, August 2005
Enesar (c)	2006	Waste Management Plan, Eneasr Consulting Pty Ltd, September 2006
Enesar (d)	2006	Conceptual Mine Closure Plan, Eneasr Consulting Pty Ltd, May 2006
GRES (a)		11551 - 0009 Power Study Options A
GRES (b)		11551 - 0021 3 Mtpa Study
GRES (c)		11550 - 0086 Debottlenecking Study Actions Rev E
Investment Promotion Authority	1997	Certificate Permitting a Foreign Enterprise to Carry on Business in an Activity 0 Certificate No 1655, 6 January 1997
Lycopodium	2003	Feasibility Study Simberi Mining Joint Venture, Simberi Oxide Gold Project, August 2003. Lycopodium Pty Ltd.
MRA (a)	2007	Renewal—Mining Lease No 136, PNG MRA Office of the Registrar of Mineral Tenements, 4 May 2007
MRA (b)	2009	Notice of Application for extension of a term of a tenement for exploration licence No 609 under section 106 (A) (D) Mining Act, 1992, 23 February 2009
MRA (c)	2008	Notification of Grant of Extension of Term—EL 609, 3 June 2008
NSR (a)	2003	Simberi Oxide Gold Project, Environmental Baseline Study, December 2003, NSR Environmental Consultants Pty Ltd
NSR (b)	2008	Simberi Oxide Gold Project Environmental Plan, September 1996, NSR Environmental Consultants Pty Ltd
Oakvale Capital Limited	2009	Simberi Gold Company Hedging Position, 30/6/2009
Office of Civil Aviation	1999	Aerodrome Licence, 16 March, 1999
Pangtel	2007	PNG Radio and Telecommunications Authority—Issue of Corporate licences—Land Mobile Repeater Station, 4/07/2007
PNG	1992	Mining Act 1992 and Regulation, Independent State of Papua New Guinea.
QSA Global	2007	Certificate for Sealed Radioactive Sources No 109179-OV726, 22 May 2007

Author	Date	Title
Registrar of Tenements	2009	Consent to Export Geological Samples and Specimens, 30 July 2009
Registrar of Titles (a)	1938	Land (ownership of Freeholds) ACT 1976—Lease—Pikung Plantation
Registrar of Titles (b)	1985	Land (ownership of Freeholds) ACT 1976—Lease—Pigiput Plantation
Simberi Gold Company Ltd	2005	Understanding on Issues for the Simberi Project Tabar Islands Group, N.I.P. PNG between Simberi Mining Joint Venture and The Landowners of Simberi Island, 6/4/2005
Sode, D.	2005	Tax Exemption Letter, Internal Revenue Commission, Port Moresby, PNG

Contract documents referenced and reviewed during the compilation of the Technical Report

Author	Date	Title
Allied Gold Limited c1	16/10/2008	Property Lease Level 1, 15 Mallon St Bowen Hills Qld 4006, 24/11/2008—3 yrs + 3mnths
Allied Gold Limited c2	14/09/2004	Transfer of Nord Pacific Limited stock to Allied
Simberi Gold Company Ltd c1	2007	Oxide Pit Clans Limited—Bulldozer Hire—01/11/2007 to 31/10/2009
Simberi Gold Company Ltd c2	2007	Sordar Clan—Rubbish Collection and Small Tipper Truck Services—01/3/2007 to 28/2/2009
Simberi Gold Company Ltd c3	2008	Manhaul Services by Berar Clan 01/11/2008 to 31/10/2009
Simberi Gold Company Ltd c4	2008	Manhaul Services by Lavamadeis Clan 01/11/2008 to 31/10/2009
Simberi Gold Company Ltd c5	2008	Perivot Clan—Provision of Stone Pitching on Simberi Island—one year—dated 18/01/2008
Simberi Gold Company Ltd c6	2009	Airport Ground Clearing—Wuitgamgam Clan—3 months ending 31 march 2009
Simberi Gold Company Ltd c7	2009	Various documents relating to export/import of geological core for geochemical analysis by ALS Chemex
Simberi Gold Company Ltd c8	2009	Camp Grass Clearing—Sitchium Clan—3 months ending 31 March 2009
Simberi Gold Company Ltd c9	2009	ELTA Construction and Engineering Limited—Day Labour Services—one year ending 30 June 2010
Simberi Gold Company Ltd c10	2009	Lane Investments—Ground Clearing—3 months ending 31 March 2009
Simberi Gold Company Ltd c11	2009	Kaparak Clan—Maintenance of Air Conditioning—3 months ending 31 March 2009
Simberi Gold Company Ltd c12	2009	Rumarik Clan—Provision of Day Labour—one year to 28 February 2010
Simberi Gold Company Ltd c13	2009	Oxide Pit Clans Limited—Day Labour Services—one year ending 30 June 2010
Simberi Gold Company Ltd c14	2009	Oxide Pit Clans Limited—Wet Hire Trucking Services—one year ending 9 April 2010

Author	Date	Title
Simberi Gold Company Ltd c15	2009	Shunammite Engineering Ltd—Wet Hire of Plant—12 months ending April 2010
Simberi Gold Company Ltd c16	2009	Simberi Resources Development Company Limited—Labour Hire for the Light Vehicle Workshop—12 months ending 1/3/2010
Simberi Gold Company Ltd c17	2009	JT & Sons Tyre Service—provision of tyre service on Simberi Island for one year—dated 29/11/2008
Simberi Gold Company Ltd c18	2/12/1996	Compensation Agreement for the Simberi Project Tabar Island Group, N.I.P. PNG between Simberi Gold Company Pty Ltd and The Landowners (revised march 2005 and 29/6/2005)
Simberi Gold Company Ltd c19	7/10/2005	Mine Site Construction services—Cat D6R LGP Dozer
Simberi Gold Company Ltd c20	Dec-06	Catering Contract between Simberi Gold Company Limited and Eurest (PNG) Catering and Services Limited
Simberi Gold Company Ltd c21	21/12/2006	Telikom PNG Installation and Hire telecommunications services + various documents/communications
Simberi Gold Company Ltd c22	18/04/2007	Contract for Power Generation Services between Simberi Gold Company and Aggreko Generator Rentals Pty Ltd
Simberi Gold Company Ltd c23	5/12/2007	Refining Agreement—Simberi Gold Company Limited and AGR Matthey
Simberi Gold Company Ltd c24	18/01/2009	ADT 740 Ejector Hire—Hastings Deering (PNG) Limited and Simberi Gold Company (B1R00478)
Simberi Gold Company Ltd c25	1/03/2009	Offers by Islands Petroleum Ltd to supply petroleum products to Simberi Gold Ltd
Simberi Gold Company Ltd c26	11/06/2009	Aircraft Charter Agreement between Simberi Gold Company and Airlines of Papua New Guinea Limited
Simberi Gold Company Ltd c27	13/06/2009	Diamond Drilling Contract between Capital Drilling Limited and Simberi Gold Company Limited
Simberi Gold Company Ltd c28	17/07/2009	Special Lease and Dry Hire agreement with Mrs Linus Vunagoi and Mr Danny Maris on behalf of BIK Tabar Island for Fork Lift Hire 1/3/2009 to 30/11/2011
Simberi Gold Company Ltd c29	1/12/2009	ADT 740 Ejector Hire—Hastings Deering (PNG) Limited and Simberi Gold Company (B1R00477)

23.0 QUALIFIED PERSONS STATEMENTS

CERTIFICATE OF QUALIFIED PERSON

I, Stephen Godfrey, of Perth, Australia do hereby certify that:

- I am a Principal Resource Geologist with Golder Associates Pty Ltd., 1 Havelock Street, West Perth, Australia.
- I am a graduate of The University of New England, NSW, Australia, B.Sc.(Hons), 1982.
- I am a member in good standing of the Australian Institute of Mining and Metallurgists.
- I have practiced my profession for 26 years since graduation.
- My relevant experience with respect to the Simberi Gold Project includes 17 years resource modelling of a variety of metalliferous projects including 8 years working with greenstone gold deposits.
- I have read the definition of "qualified person" set out in National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.
- I am responsible for the preparation of Sections 1.0-15.0, 17.1-19.0, 19.1, 20.1, 21.0, 22.0 and 23.0 of the Competent Persons Report titled "Simberi Gold Project, Simberi Island, Papua New Guinea", dated April 2011.
- I most recently personally inspected the Simberi Gold Project in January 2011.
- I have been involved with the Simberi Gold Project since 2004, as an independent geological consultant with Golder Associates Pty Ltd.
- As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
- I am independent (as defined by Section 1.4 of NI 43-101) of Allied Gold Limited
- I have read NI 43-101 and 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 17th day of June, 2011 at Perth, Australia

signed Stephen Godfrey

Signature

CERTIFICATION OF QUALIFIED PERSON

I, Phil Hearse, do hereby certify that:

- I am a graduate from University of South Australia, Australia, with a Bachelor of Applied Science degree in Primary Metallurgy in 1973 and a graduate from Hull University United Kingdom with a Master of Business Administration degree in 1994. I have continually practiced the profession of metallurgist since 1973.
- I am a Fellow of The Australasian Institute of Mining and Metallurgy.
- I am Managing Director of BatteryLimits Pty Ltd, a firm of consulting metallurgists and process and risk engineers which has been practicing in this profession since 2004. I hold office at 140 Hay St, Subiaco, WA 6008, Australia and have been employed as such since 2004. Prior to this time I was Director Advisory and Principal Consultant for the engineering company GRD Minproc Ltd for four years and before that Managing Director of the metallurgical consultancy Normet Pty Ltd for 18 years.
- I have held technical and operational roles at Broken Hill in silver lead zinc flotation, at Bougainville Copper in copper/gold flotation and heap leaching, at Queensland Nickel in nickel and cobalt hydrometallurgy and at Gove alumina in alumina processing. With 35 years mining industry experience, I have provided operational and consultancy services to many mining projects and operations.
- I have provided consultancy services to numerous gold projects.
- I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a qualified person for the purpose of NI 43-101.
- I have prepared Sections 16.0, 18.2-18.11, 19.2, 20.3, 21.0, 22.0 and 23.0 of the Competent Persons Report titled "Simberi Gold Project, Simberi Island, Papua New Guinea, dated April 2011.
- I have visited the Simberi Gold site in February 2009 and most recently in June 2009.
- I have no personal knowledge, as of the date of this Certificate, of any material fact or change, which is not reflected in this report, the omission to disclose that would make this report misleading.
- Neither I, nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become, an insider, associate, affiliated entity or employee Allied Ltd, and/or any associated or affiliated entities.
- A related party to me does hold securities in Allied Gold Ltd, amounting to less than 0.01% of the company's total securities. Allied Gold Ltd has advised that it does not consider this material in compromising my independence. As such, I am independent (as defined by Section 1.5 of NI43-101) of Allied Gold Ltd.
- I have read the NI 43-101 and Form 43-101F1, and CIM Standards on Mineral Resources and Reserves, and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 17th day of June, 2011 at Perth, Australia

signed Phil Hearse

Signature

CERTIFICATE OF QUALIFIED PERSON

I, John Battista, of Perth, Australia do hereby certify that:

- I am a Principal Mining Engineer with Golder Associates Pty Ltd., 1 Havelock Street, West Perth, Australia.
- I am a graduate of the Western Australian School of Mines, Kalgoorlie, Western Australia (a branch of Curtin University of Technology), B.Eng.(Mining).
- I am a member and Chartered Professional in good standing of the Australasian Institute of Mining and Metallurgy (AusIMM).
- I have practiced my profession for 21 years since graduation.
- My relevant experience with respect to the Simberi Gold Project includes approximately 11 years' experience in technical, mine operations and management positions in open pit gold mines, including two years as Senior Mine Planning Engineer at the Martha Hill gold mine in New Zealand, which is mining an epithermal gold deposit having similar mineralisation style to the Simberi deposits.
- I have read the definition of "qualified person" set out in National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.
- I am responsible for the preparation of Sections 17.20, 18.1, 20.2, 21.0, 22.0 and 23.0 of the Competent Persons Report titled "Simberi Gold Project, Simberi Island, Papua New Guinea", dated November, 2011.
- I most recently personally inspected the Simberi Gold Project between 28th October 2008 and 31st October 2008.
- I have been involved with the Simberi Gold Project since 2004, as an independent mining consultant with Golder Associates Pty Ltd.
- As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
- I am independent (as defined by Section 1.4 of NI 43-101) of Allied Gold Limited.
- I have read NI 43-101 and 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 17th day of June, 2011 at Perth, Australia

Signed John Battista

____

Signature

At Golder Associates we strive to be the most respected global company providing consulting, design, and construction services in earth, environment, and related areas of energy. Employee owned since our formation in 1960, our focus, unique culture and operating environment offer opportunities and the freedom to excel, which attracts the leading specialists in our fields. Golder professionals take the time to build an understanding of client needs and of the specific environments in which they operate. We continue to expand our technical capabilities and have experienced steady growth with employees who operate from offices located throughout Africa, Asia, Australasia, Europe, North America, and South America.

Africa	+27 11 254 4800
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solutions@golder.com
www.golder.com

Golder Associates Pty Ltd
Level 3, 1 Havelock Street
West Perth, Western Australia 6005
Australia
T: +61 8 9213 7600

Golder Associates

REPORT

17 June 2011

COMPETENT PERSONS' REPORT
Gold Ridge Gold Project, Guadalcanal, Solomon Islands

Submitted to:

Allied Gold Limited
34 Douglas Street
PO Box 2019
MILTON QLD 4064

Royal Bank of Canada Europe Ltd
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Authors and Competent Persons

Stephen Godfrey . . . . BSc(Hons)(UNE), DipEd(QU), MAusIMM, MAIG Associate, Principal Resource Geologist, Golder Associates Pty Ltd

John Battista . . . . B.Eng.(Mining), MAusIMM, Associate, Principal Mining Engineer, Golder Associates Pty Ltd

Tony Showell . . . . BAppSc, FAusIMM, Principal Consultoing Metallurgist, Battery Limits Pty Ltd

Report Number. 117641009-003-R-RevB-Draft-1100

Distribution:

Allied Gold
RBC Europe Ltd

Golder Associates

	AUTHOR	COMPANY	ADDRESS
Golder Associates	Stephen Godfrey	Golder Associates Pty Ltd	Level 2, 1 Havelock Street WEST PERTH WA 6872
Golder Associates	John Battista	Golder Associates Pty Ltd	Level 2, 1 Havelock Street WEST PERTH WA 6872
BATTERY LIMITS	Tony Showell	Battery Limits Pty Ltd	Level 1, 140 Hay Street SUBIACO WA 6008

Author	Section Responsibility
Stephen Godfrey	1.0-15.0, 17.1-17.2, 20.1, 21.1, 22.0, 23.0
John Battista	17.3, 20.2, 21.2, 22.0, 23.0
Tony Showell	16.0, 18.0, 19.0, 20.3, 21.3, 22.0, 23.0

Table of Contents

TABLES

FIGURES

1.0 SUMMARY

1.1 Scope

Golder Associates Pty Ltd ("Golder", the "Mineral Expert") has been requested by the Allied Gold Limited ("the Company") to prepare a Mineral Experts' Report (the "MER") on the mineral assets of the Company. The MER will be reproduced in a Prospectus being produced by the Company in connection with its proposed admission of ordinary shares to the premium listing segment of the Official List of the United Kingdom Listing Authority ("UKLA") maintained by the Financial Services Authority (the "FSA") and admission (the "Admission") to trading on the Main Market of the London Stock Exchange plc (the "Exchange"). The Company is currently listed on AIM, the Australian Stock Exchange and the Toronto Stock Exchange.

Royal Bank of Canada Europe Limited ("RBC") has been appointed as the Company's sponsor in support of the Admission.

The mineral assets of Allied Gold are primarily two gold operations: the Simberi project on Simberi Island in the New Ireland Province of Papua New Guinea ("the Simberi Project") and the Gold Ridge project on the island of Guadalcanal in the Solomon Islands ("the Gold Ridge Project").

This report presents the Competent Persons' Report for the Gold Ridge Project.

For the purposes of Prospectus Rule 5.5.3R(2)(f) Golder Associates accepts responsibility for the information contained in this section of the Prospectus and those sections of the Prospectus which include references to the information in this section. Golder Associates declares that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

For the purposes of Prospectus Rule 5.5.3R(2)(f) BatteryLimits accepts responsibility for the information contained in this section of the Prospectus and those sections of the Prospectus which include references to the information in this section. BatteryLimits declares that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 Property Description and Location

The Gold Ridge Project is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. The project is accessed from Honiara by approximately 40 km of varying quality road.

The mine area is located on the lower northern slopes of Mount Chaunapaho in the central ranges of Guadalcanal Island. The project area is extremely rugged, with very steep gradients and is heavily forested. The area has a north-south aspect and an approximate average elevation of 550 m. The gold deposits are situated in the Chovohio and Charivungo river catchments in the headwaters of the Matepono River. Both these rivers have steep gradients with a combined catchment area of 17.4 km² above their confluence. The river system falls from 1200 m (Chovohio) and 800 m (Charivungo) to the sea in 20 kilometres.

The property consists of Special Prospecting License (SPL) #194 covering an area of 130 km² which surrounds a 30 km² Mining Lease (No 1/1997).

1.3 History

Serious exploration has been undertaken at the site since 1939. The Project was an operating mine from 1998 until June 2000, when it was shut down during the period of civil unrest. During the 22 months that the Valehaichichi mine was actively operating the total gold production amounted to approximately 210,000 ounces.

After the shutdown, the camp and office buildings were destroyed by people taking usable construction material. The refurbishment of the plant by GRML is expected to be completed in March 2011.

The Gold Ridge project is managed by Gold Ridge Mining Limited (GRML), a subsidiary of Australian Solomons Gold (ASG), which is in turn a wholly owned subsidiary of Allied Gold Limited. Allied Gold has held effective control of the property since March 2010.

1.4 Geology

Gold Ridge is located within the central part of Guadalcanal Island which lies between the North Solomon Plate and the San Cristobal Trench. Rock-types occurring on Guadalcanal range from ultramafic to diorite intrusives, felsic to mafic and marine sedimentary rocks to fluvial sediments.

The Gold Ridge deposits are hosted by the Lower Pliocene Gold Ridge Volcanics. The Gold Ridge deposits are concentrations of low-sulphidation intrusion related epithermal gold mineralisation.

Mineralisation is related mainly to alteration and veining and to a lesser extent lithology. Although alteration assemblages are similar throughout Gold Ridge, the relative abundance and intensity of alteration is different for each deposit. Valehaichichi hosts the most intense and concentrated argillic and silica-pyrite alteration. Propylitic alteration survived at Kupers and Dawsons where argillic and silica-pyrite alteration is less intense. Primary porosity of shallow dipping lithologies as well as moderate to shallow dipping fractures and veins combine to impart a strong sub-horizontal distribution to gold mineralisation.

The Gold Ridge project comprises four separate gold deposits called, from north to south, Valehaichichi, Namachamata, Kupers and Dawsons. To date only Valehaichichi has seen any significant mining, mostly by Ross Mining (August 1998 to June 2000). GRML under Allied Gold has recently re-commenced mining operations in the Valehaichichi pit. Numerous artisan workings can be found throughout the mining lease area.

1.5 Metallurgy

The Gold Ridge processing plant treated 4.4 million tonnes of ore from the Valehaichichi pit from August 1998 until the plant was shut down due to escalating civil unrest in June 2000. The plant produced approximately 210,000 ounces of gold at a mean gold recovery of around 78%. Gold recovery generally trended downwards during the period of operations ranging from a high of 86% in May 1999 to a low of 68% in April 2000

In 2005 ASG initiated a metallurgical testwork programme to resolve the reasons for the poor metallurgical performance within segments of the deposits.

The Gold Ridge ores were considered to range from "free-milling" to refractory. Processing by conventional cyanidation resulted in a range of gold recoveries. Gold recovery was shown to correlate with the arsenic content for the fresh and transition ores, but was independent of it in oxide ores.

Average gold recoveries by ore type and by pit, are calculated from the arsenic head grade using a regression algorithm developed from the testwork.

1.6 Mineral Resources

A recoverable resource estimation was undertaken by Hellman and Schofield Limited in 2008. The method used was Multiple Indicator Kriging (MIK). The estimation is based on sample data from Diamond and Reverse Circulation drill holes

The resource at a cut off grade of 0.5 g/t Au is as shown in Table 1-1

Table 1-1: Gold Ridge Mineral Resources

Deposit	Cut off	Measured		Indicated		Inferred	
	Au g/t	Mt	Au g/t	Mt	Au g/t	Mt	Au g/t
Valehaichichi	0.5	2.04	1.38	10.56	1.14	4.83	1.21
Namachamata	0.5	1.15	1.92	1.46	1.43	0.43	1.28
Kupers	0.5	3.95	1.54	10.97	1.23	4.30	1.26
Dawsons	0.5	1.09	1.40	17.91	1.27	5.47	1.34
Total	0.5	8.24	1.53	40.89	1.23	15.03	1.27

Based on the Author's validation of the Hellman and Schofield work, the models appear to be a consistent and reasonable representation of the data.

1.7 Mineral Reserves

The latest Ore Reserves estimation for Gold Ridge was completed by IMC in June 2010. Based on a USD$850 per ounce gold price the current reserves are as shown in Table 1-2.

Table 1-2: Gold Ridge Mineral Reserves

Mineral Reserve Category	Tonnage dry Mt	In situ Grade Au g/t	Predicted Au Recovery %	Recovered Au Grade g/t
Proved	—	—	—	—
Probable	23.2	1.71	0.82	1.40
Proved + Probable	23.2	1.71	0.82	1.40
Waste	33.4			

The Mineral Reserves are included in the Mineral Resources stated above.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Golder Associates Pty Ltd (Golder) has been retained by Allied Gold Limited (Allied) to prepare an independent Competent Persons' Report on Allied's Gold Ridge Gold Project in the Solomon Islands. This report is prepared to conform to both Australian JORC and Canadian National Instrument 43-101 standards. The technical report is required to document the mineral resource estimates, mineral reserve estimates, metallurgy and processing at the Gold Ridge Project.

The Gold Ridge Project is part of Allied's Solomon Islands holdings and is located on Guadalcanal approximately 40 km south-east of the Solomon Islands capital, Honiara.

The prospect has been systematically explored by a number of parties since 1939 and has been wholly owned by Allied since 2010.

Stephen Godfrey, Associate, Principal Resource Geologist, with Golder Associates, visited Gold Ridge between 27 January 2011 and 30 January 2011.

John Battista, Associate, Principal Mining Engineer, with Golder Associates, visited Gold Ridge between 27 January 2011 and 30 January 2011.

Tony Showell, Principal Consulting Metallurgist, with Battery Limits Pty Ltd, visited Gold Ridge between 27 January 2011 and 30 January 2011.

Table 2-1: Glossary of Terms

Term	Description
Accuracy	The ability to obtain the correct result
ALD	Allied Gold Limited
ALS	ALS Laboratory Group, ALS Chemex is the groups Mineral Division
ALS	ALS Laboratory Group—Australian Laboratory Services
ASG	Australian Solomons Gold Limited
ASX	Australian Stock Exchange
BFS	Bankable Feasibility Study
Blank	Sample without metal content to check possible contamination during assaying (e.g. crushed glass)
cm	centimetres
CRM	Certified Reference Material—see Standard Sample
Cut off	Grade above which mineralised material is considered to be ore.
DD/DDH	Diamond Drill/Diamond Drill Hole

Term	Description
DTM	Digital terrain model—Electronic computer model of topography
Duplicate	Sample that has been split from another to check the field sampling or laboratory's precision
EOM	End Of Month
g/t	grams per tonne (=ppm)
GC	Grade Control
GRCLA	Gold Ridge Community and Landowners Association
GRML	Gold Ridge Mining Limited
GRV	Gold Ridge Volcanics
H&S	Hellman and Schofield Pty Ltd
HQ	Diamond core 63.5 mm
IFC	International Finance Corporation
IP	Induced Polarisation—geophysical exploration technique
JORC	Australasian Joint Ore Reserves Committee
Koz	Thousands of Ounces
Kriging	Grade estimation technique incorporating variability by distance
KTDA	Kolobosi Tailings Dam Association
m	metres
MIK	Multiple Indicator Kriging—Estimation of grades into block model using probabilistic grade estimation techniques incorporating variability by distance
ML	Mining Lease
mm	millimetres
Mt	Millions of Tonnes
NQ	Diamond core 47.6 mm
OK	Ordinary Kriging—Estimation of grades into block model using a grade estimation technique incorporating variability by distance
Ore	Mineralised material that can be economically mined
ppb	Parts Per Billion
ppm	Parts Per Million (10,000 ppm = 1%)
PQ	Diamond core 85.0 mm
Precision	The ability to obtain the same result each time
QAQC	Quality Control Quality Assurance
RAB	Reverse Air Blast
RC	Reverse Circulation
SPL	Special Prospecting Licence
Standard Sample	Specially prepared sample whose metal grade is very accurately known and certified
Strip Ratio	Ratio of waste that needs to be mined to obtain a unit of ore expressed as tonnes of waste to tonnes of ore.
Tailings	The reject material from the processing plant

Term	Description
tambu	Forbidden or taboo
TSX	Toronto Stock Exchange
Variogram	Mathematical and graphical way of representing variation of data as a function of separation distance
Vulcan	Computer program by Maptek that is used to carry out resource estimation and mine planning—www.vulcan3D.com.

3.0 RELIANCE ON OTHER EXPERTS

This report has been compiled by Golder Associates Pty Ltd (Golder) with contributions from Battery Limits Pty Ltd (Battery Limits) for Allied Gold Limited (Allied). The information, interpretations, conclusions, opinions, and recommendations contained herein are based upon:

- Information available to Golder and Battery Limits at the time of preparation of this report
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and opinions supplied by Allied and other third party sources are listed as references.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Area and Location


Solomon Islands
Santa Isabel
Malaita
Honiara
Guadalcanal
San Cristobal
PNG
Solomon I.
Australia

The Gold Ridge Project is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. The Property is centred at Latitude 9•30'S, Longitude 160•10'E (plant site: 8,942,000N 624,400E UTM-WGS84).

The property consists of Special Prospecting License (SPL) #194 covering an area of 130 km² which surrounds a 30 km² Mining Lease (No 1/1997).

Applicants for an SPL receive a letter of intent to issue the license from the Ministry of Mines and then have a two year period in which to negotiate access with the local land owners during which time the tenement area is secure. Once documentation of the granted access is submitted to the Ministry of Mines and the SPL proper granted.

The Prospecting License was initially granted on 21 September 1995 for a period of three years this expired on 21 September 1998. This was subsequently renewed for 2 years with minor relinquishments and would have expired by 21 September 2000. The Civil unrest or tensions commencing 5 June 2000 cause a Force Majeure and all leases and agreements were suspended 5 July 2000.

The Solomon Islands Ministry of Mines granted GRML a 12 month extension of the Mt Vunusa (SPL #194) LOI on 25 November 2010

An SPL, when granted, is valid for an initial period of three years with the possibility of renewal for two two-year extensions as long as the area is reduced by 50% each time.

The Mining Lease No 1/1997 was granted March 12, 1997 and is valid for a period of 25 years with a 10-year renewal option.

4.2 Title

The Gold Ridge project is managed by Gold Ridge Mining Limited (GRML), a wholly owned subsidiary of Allied Gold limited (Allied).

4.3 Property Boundaries

The property boundaries are described in detail in the SPL and Mining lease documentation. The original property survey included wooden and steel pegs marking the lease corners, however over time these have disappeared. Currently the site surveyors use a Real Time Kinematic Global Positioning System (RTK-GPS) which provides centimetre level accuracy in locating points on the ground. The author considers this system to be more accurate than the original survey for locating the property boundaries when required.

4.4 Location of Mineralisation and Mine Workings

The Gold Ridge project is comprised four separate gold deposits called, from north to south, Valehaichichi, Namachamata, Kupers and Dawsons.

To date only Valehaichichi has seen any significant mining, mostly by Ross Mining (August 1998 to June 2000). GRML under Allied Gold has recently commenced mining operations in the Valehaichichi pit. Access and earthworks have commenced at Namachamata.

Throughout the Gold Ridge area there is extensive evidence of artisan mining in and around the creeks. Rivers and mine workings. Under the mining act section 53 (3) in areas subject to a prospecting licence or mining lease, there shall be no alluvial mining without the consent in writing of the holder of the prospecting licence or mining lease, as the case may be. As such mining in and around the pit areas would pose a significant safety issue the artisan miners have been denied access.

All of these workings are within the GRML mining lease (1/1997).

4.5 Royalties and Encumbrances

The Gold Ridge Mining Agreement specifies the following royalties and taxes:

- Gross Royalty Payment of 1.5% on all production, of which 1.2% is held by the Landowners and 0.3% is held by the Guadalcanal Provincial Government.
- Export duty of 1.5% of gross value of all production payable to the Solomon Islands Government
- Corporate Income Tax—not exceed 35%. Standard Deductions apply.
- Additional Profits Tax of 30% on net cash receipts (gross income less income tax and exploration, development, and production expenses) which are greater than a 25% rate of return.

4.6 Environmental Liabilities

Before the development of the Gold Ridge Mine, the mine area had been extensively disturbed by humans through subsistence gardening, logging, gold panning and settlement. Heavy logging in the Chovohio River catchment occurred in 1974 and again during the last few years up to 1997.

In addition there are the areas disturbed by Ross mining.

GRML, as part of the mining lease agreement, have in place a AUD$1,530,000 environmental security guarantee (23/5/1997) whereby Macquarie Bank will pay any amount up to AUD$1,530,000 to compensate environmental damage not satisfactorily managed by GRML. (Gold Ridge Mining agreement, Annex H).

The tailings storage facility (TSF) which had been abandoned in 2000 has been rehabilitated and structure confirmed sound and useable. All collected water has been treated and discharged to the local river systems to lower the water in the dam as part of this work. GRML has ongoing monitoring of contaminants in the dam and discharge waters. Two minor breaches were recorded during treatment/ drainage process however no recent sampling has shown any problems.

4.7 Required Permits

In addition to the Mining and Exploration lease GRML hold permits for Timber removal (23/5/97 - 25 yrs) and Electricity generation on site (7/3/97—duration of mining lease).

In addition to the regulatory agreements numerous memorandums of understanding and agreements exist between GRML and individuals or groups with respect to things such as use of the land, relocation and service provision. The references in Section 22.0 list those reviewed by the author.

4.8 Surface Rights

4.8.1 SPL

Under The Mines and Minerals Act (1990 section 20.-(1)) each application for a prospecting licence shall be made to the Director in the prescribed form and shall state:

- a proposed programme for the acquisition of surface access rights and the names of the individuals to be in charge thereof
- the applicant's intentions regarding environmental protection.

GRML is in the negotiation process for access to the SPL at present. By 25 November 2011 where there is no dispute and agreement is reached with the landowners, the agreement will be documented including

- the names of the landowners or land holding groups having rights over the land in the prospecting area, and
- the amount of surface access fees or compensation for damage.

The agreed surface access fees are to be paid into a trust account for the benefit of landowners in the prospecting area. The holder of a prospecting licence shall pay, in addition to surface access fees, compensation for any damage caused by him as a result of prospecting, to any live or dead stock, crops, trees, buildings, works, water supplies or tambu places at such rates as may have been agreed

With the agreement reached the Minister can issue to the applicant a prospecting licence as specified in section 22 of the act.

Rights of Prospecting Licence holders

Subject to the provisions of any other law relating to buildings, drainage, aviation, land, protection of the natural environment and to control of natural water supplies, including river water, the holder of a prospecting licence together has the exclusive right to enter any land in the prospecting area and carry out prospecting which include any or all of the following activities:

- drill, trench, pit and make excavations
- build roads, helicopter pads, erect camps and construct temporary buildings
- install or fix machinery, and
- take or direct any public water from any lake, river or water course.

4.8.2 Mining Lease

Applicants for a mining lease must secure land access rights in a similar manner to that for an SPL. In addition where a commercial discovery has been made, the Director (Ministry of Mines) may, in consultation with the applicant, enter into negotiations with the landowners or any person or groups of persons having an interest in the land to acquire surface access rights for mining and make arrangements for the payment by the applicant to the landowners of:

- a surface rental, and
- compensation for any damage caused by the mining to any live or dead stock, crops, trees, buildings, works or tambu sites.

Where an agreement with landowners is not forthcoming and it is deemed in the best interest of the country The Mines and Minerals Act (1990) has provision for compulsory acquisition of land if required.

Rights of Mining Licence holders

Subject to the any other law relating to buildings, drainage, land, protection of the natural environment and the control of natural water supplies, including river waters, the mining company may, in the exercise of its rights under its lease, enter upon the mining area to carry out mining, including the right to—

- make all necessary excavations to mine the mineral deposit or deposits in the mining area and to re-work mine tailings and dumped materials
- erect, construct and maintain in the mining area such machinery and buildings, workshops and other production facilities as may be necessary or convenient for the purpose of mining, storing, transporting, dressing, treating, smelting or refining the mineral recovered in the course of mining
- stack products or dump any waste products of mining or mineral processing
- erect, construct and maintain houses and buildings for the use of the mining company, its contractors, agents and their employees and their immediate families
- lay pipes, make water races, ponds, dams and reservoirs and divert and use any water necessary, provided that the needs of users of river water downstream of the mining area, are taken into account
- construct and maintain all such passageways, communications facilities and conveniences as may be necessary for carrying out mining operations, and
- engage in all such other activities as may be reasonably necessary for carrying out mining operations.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

The Gold Ridge Project is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. The project is accessed from Honiara by approximately 40 km of varying quality road. The initial 20 km are paved, and the remainder a gravel road.

Honiara has a fully serviced international airport and deep sea port, both legacies of the American occupation during the Second World War. International air flights to Honiara are available from Brisbane, Australia, Port Moresby, Papua New Guinea, Port Vila, Vanuatu and Nadi, Fiji.

Travel between individual islands in the Solomon Islands is possible by outboard motor and canoe, inter-island traders and ferries and some limited air services.

5.2 Physiography

The Islands are situated in the south-west Pacific, about 1,800 km east of North Australia. The country is a double chain archipelago including Papua New Guinea and Vanuatu. About 350 of the Islands are populated, and the total land area is over 30,000 square kilometres. The Islands stretch across 1,300 km of the Pacific Ocean. This expansive spread of its islands gives the Islands an exclusive economic zone of 1.3 million square kilometres in total.

The mine area is located on the lower northern slopes of Mount Chaunapaho in the central ranges of Guadalcanal Island. The project area is extremely rugged, with very steep gradients and is heavily forested. The area has a north-south aspect and an approximate average elevation of 550 m. The gold deposits are situated in the Chovohio and Charivungo river catchments in the headwaters of the Matepono River. Both these rivers have steep gradients with a combined catchment area of 17.4 km^2 above their confluence. The river system falls from 1200 m (Chovohio) and 800 m (Charivungo) to the sea in 20 kilometres.

Locally the topography is steep with incised stream valleys. Elevation ranges from 350 m to 600 masl. The steep ridges can cause logistical problems for drill access. The vegetation consists of grasses and various tropical trees and can be quite dense, except where cleared by the local villagers for crops. Water is readily available in the streams and rivers.

5.3 Climate

The Islands have a tropical equatorial climate with high humidity but modified by trade winds from the sea. Temperature ranges 22•C to 33•C with relative humidity between 72-92%. There is little seasonal variation in temperature but the period from November to March generally experiences higher humidity and rainfall

Rain falls in short, heavy bursts most of the year round, although the months between November and April are known as the rainy season. Annual rainfall is around 4 m.

Daily sunshine averages seven hours, with sunrise at approximately 5:30 to 6:00 a.m. and sunset at approximately 6:00 to 6:30 p.m.

5.4 People and Infrastructure

5.4.1 People

The population of the Solomon Islands exceeds 500,000 with 93,613 people on the Island of Guadalcanal (2009 population census, www.solomonstarnews.com, 10 November 2010). Some 49,000 people live in Honiara with the remainder scattered over the rest of the Island in varying sized villages and towns.

The Gold Ridge mine will employ approximately 500 local people in the mining and processing operations, drawing the work force from as far away as Honiara. Most of the local work force is unskilled. GRML have programs in place training pit and plant operators.

5.4.2 Infrastructure

The Project was an operating mine from 1998 until June 2000, when it was shut down during the period of civil unrest. After the shutdown, the camp and office buildings were destroyed by people taking usable construction material. The plant, shop, and garage buildings had intact steelwork, but all cladding was removed.

The refurbishment of the plant was essentially completed in March 2011, with first gold being poured from the upgraded plant during that month. In addition to repairing the damaged facilities the plant has been extended and improved in a number of areas (see Section 18.0). The mine produces its own electricity from diesel generators and draws water from the local catchments.

Roads and bridges between Honiara and the Gold Ridge area were repaired and upgraded with the assistance of international aid programs allowing heavy haulage access from Honiara. Honiara provides a deep water port for importation of equipment and supplies and the normal facilities of a large urban community. Regular commercial air services fly in and out of Henderson airport outside Honiara.

Locally there is limited infrastructure apart from the mine. Approximately 2,000 local people are being relocated from villages within the mining lease to new hosing being constructed by GRML. Some of these people do or will work for the mine. GRML as part of the relocation program is encouraging the development of small businesses by the local people.

6.0 HISTORY

6.1 Early History

In 1568, the Spanish explorer, Sr Alvaro de Mendana recorded the presence of alluvial gold at the mouth of the Matepono River, downstream from the Gold Ridge area. Gold was again discovered in the Gold Ridge catchment in 1931 by the Botanist, Kajewski, in the Matepono and Balasuna rivers and some of their tributaries. Gold was traced to soils and bedrock at Gold Ridge in 1936 by H.J. Ault who identified deposits of alluvial and eluvial gold in the gullies and hillsides.

In 1939 a prospecting licence was granted to the Balasuna Syndicate who constructed numerous pits, adits and hydraulic sluicing systems at Gold Ridge until all operations were halted by the Japanese invasion in 1942. Attempts to restart the operation after the war ended were unsuccessful and the Balasuna Syndicate lease lapsed in 1949.

After the war, the Syndicate still held the prospecting licences, but the destruction of the equipment hindered restart efforts. Mapping by the British Solomon Islands Geological Survey was carried out in

the 1950s, and, in 1955, the Syndicate obtained a prospecting licence and carried out additional studies. No major lodes were found and the prospect was abandoned.

In 1965, the United Nations completed an airborne geophysical survey. No anomalies were reported over the Gold Ridge area.

In 1968, the Geological Survey of the Solomon Islands carried out stratigraphic mapping, stream sediment sampling, and soil auger sampling. In 1972, the Geological Institute of London carried out detailed investigations including stream sediment sampling, soil sampling, detailed soil augering, pitting, and Winkie drilling. Arsenic anomalies were defined over the Dawsons, Kupers, Valehaichichi, and Namachamata areas. High gold values were found in several of the pits, and the drilling indicated that the mineralised zones were gently dipping.

In 1974, the government invited tenders for the exploration of the area and CRA Exploration Pty Ltd. (CRA) was the successful bidder. CRA constructed a road to the area, completed sampling, and drilled five holes totalling 496 m. Although re-sampling of the pits returned gold values 35% higher than the previous sampling, only low gold values were obtained in the drill holes, with the overall tenor being 0.25 g/t to 2.0 g/t Au and local concentrations 2.0 g/t to 3.0 g/t Au. CRA decided that no further work was warranted and surrendered the permit.

Following the withdrawal of CRAE the Solomon Islands Government renewed calls for tenders for exploration of Gold Ridge in 1982.

6.2 Modern Exploration

Amoco Minerals Solomons Ltd successfully tendered for Gold Ridge SPL130 in 1983 and completed almost 3,000 m of diamond drilling. Cyprus Minerals Solomons Ltd farmed into the project and finally purchased 100% from Amoco in 1985. In the following year they drilled over 10,000 m of diamond drilling for gold mineralisation in previously defined and new soil auger geochemical anomalies. Cyprus entered into a joint venture with Arimco NL in August 1986 completing close to 43,000 m of drilling in the following four years. Two feasibility studies were commissioned by the joint venture, one in 1990, the other in 1992, with some 56,000 m of drilling data available in the assay database. Gold Resources were estimated using only diamond drilling results (about 32,000 m or 57% of the available data) and at a relatively high cut off grades (up to 1.5 g/t Au). Contained gold in these estimates ranged between 300,000-500,000 ounces, well below the deposits real potential due to overly conservative assumptions. The joint venture pulled out of the project in 1992 having spent in excess of US$13 million.

Gold Ridge was again tendered by the Solomon Islands Government in 1994 with Saracen Minerals Ltd being the successful bidder. Saracen recalculated the gold resources using a cut-off grade of 1.0 g/t Au and estimated a resource of close to one million of ounces gold.

Saracen sold their entire metals property portfolio, which included gold prospects in Australia, Vanuatu and Solomon Islands (Gold Ridge) to Ross Mining in March 1995 after deciding to refocus on their core business, petroleum exploration.

At the time of the Ross Mining purchase the project was held entirely as Customary Land, a complex system of collective ownership, by the Bahomea people of Gold Ridge. Access and other agreements shortly after acquisition enabled the evaluation of Gold Ridge Special Prospecting License 185. In June 1995 an evaluation program commenced that included diamond core and RC drilling and a metallurgical appraisal of the Gold Ridge ore types. After a cumulative total of about 32,000 m of drilling, a feasibility study was completed in 1996. Construction of the 2 Mt per annum open cut mine started in 1997 with mining commencing in August 1998.

The project was shut down in June 2000 as a result of escalating civil unrest on the Solomon Islands. During the 22 months that the mine was actively operating the total gold production amounted to approximately 210,000 ounces.

One month prior to shutdown, Delta Gold Pty Ltd took over Ross Mining, and was the legal owner at the time of shutdown. Delta Gold abandoned the mine in June 2000 because of civil unrest in Guadalcanal, and in January 2002. Subsequently Delta merged with Goldfields to form Aurion Gold, which was taken over by Placer Dome Asia Pacific. In December 2002, insurers paid out on the political risk policy to Delta Gold and in return, received ownership of the mine through a new holding company, JV Mine. An international bidding process saw ASG acquire Gold Ridge in 2005.

Allied Gold bid for ASG in October 2009 and compulsorily acquired ASG and hence 100% ownership of Gold Ridge in March 2010.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Solomon Islands are part of the Circum-Pacific "Ring of Fire" containing active volcanoes and are located above an active subduction zone. Gold Ridge is located within the central part of Guadalcanal Island which lies between the North Solomon Plate and the San Cristobal Trench, Figure 7-1. Rock-types occurring on Guadalcanal range from ultramafic to diorite intrusives, felsic to mafic and marine sedimentary rocks to fluvial sediments.



N
Ontong Java
ONTONG JAVA PLATEAU
Roncador Reef
NORTH SOLOMON PLATE
6°
8°
10°
Bouganville
Shortland Island
Choiseul
Santa Isabel
New Georgea Group
Russell Island
Savo
Florida Island
Malaita
Guadalcanal
San Cristobal
SAN CRISTOBAL TRENCH
WOODLARK BASIN
Australia - India Plate
Pockington Trough
Bellona
Rennell Island
LEGEND
Inactive trench showing subduction direction.
Active trench showing subduction direction.
Spreading centre (double line) with transform fault (single Line)

Figure 7-1: Tectonic Setting of the Solomon Islands

7.2 Prospect Geology

The Gold Ridge deposits are hosted by the Lower Pliocene Gold Ridge Volcanics (GRV)—a distinctive, 800 m thick, shallow dipping volcanoclastic facies at the base of the more widely distributed Toni Formation (Figure 7-1 and Figure 7-2). The GRV are restricted to a small fault-bounded basin at a stepover in the Melango—Chovohio structure, which is an arc-normal fault interpreted to have formed as a transfer fault structure. The shape, position and structural setting of the GRV suggest it formed as a pull-apart basin above a jog in the Melango—Chovohio transfer structure during strike-slip reactivation.

The abundance of andesite clasts in the GRV indicates proximity to a now buried and eroded andesitic volcanic centre. The GRV facies consist mainly of conglomeratic material, clastic breccias and minor amounts of inter-bedded siltstones and gritty sandstones, in a series of poorly defined, upward fining cycles of volcanoclastic debris. The sequence is poorly sorted and characterised by lateral and vertical facies variations.

Overall the GRV sequences are not significantly disrupted by faulting. Surface mapping and core orientation measurements have been interpreted as indicating broad, open folding caused by compressional tectonics.


Iron Bottom Sound
Honiara
alluvial coastal plane
Pliocene volcaniclastic sediments
Miocene sediments
Chovohio Fault
Gold Ridge Volcanics
Matango Fault
Transfer Fault
arc-parallel structures
0
10km
Cretaceous basement
Solomon Sea
Corbett

Figure 7-2: Structural setting of the Gold Ridge Deposits


LEGEND
Conglomerate
Sandstone
Limestone
Pyroclastics
Shale
Calcarenite
Ultrabasics
Diorite & Gabbro
Basic Intermediate Lavas
Metamorphics
CENTRAL GUADALCANAL
Honiara Beds
Ngalimbiu Beds
Upper Toni Beds
Mbetivulu Sst.
Toni Beds
Gold Ridge Volcanics
Tangareso Shale
Tina Calcarenite
Mbetilonga Lst.
Suta Volcanics
Suta U-basics
Gabbro
Metabasic Rocks
Chlorite-Schists
SCALE IN FEET
0
1000
2000
3000
4000
5000
6000
7000
8000

Figure 7-3: Stratigraphy of the Central Guadalcanal


N
Pn
Pe
Pg
Dawsons
Gold
Ridge
M
Toni Conglomerate
Gold Ridge Volcanics
Fault
Prospect
Main prospect
Hydrothermal alteration

Figure 7-4: Gold Ridge Project Geology

The local geologic setting of the Gold Ridge deposits is presented in Figure 7-3 on which the broad limits to the hydrothermal alteration is indicated by the closed dashed line.

8.0 DEPOSIT TYPES

The four Gold ridge deposits are low-sulphidation intrusion related epithermal gold deposits and as such display many similarities with other Pacific Rim intrusion related epithermal gold deposits. Other examples of this type of deposit include Waihi in the North Island of New Zealand, the Lihir Gold deposit on Lihir Island in Papua New Guinea and the Las Crucitas Gold deposit in Costa Rica.

9.0 MINERALISATION

Gold mineralisation at Gold Ridge is related mainly to alteration and veining and to a lesser extent lithology. Early quartz-pyrite-gold mineralisation is overprinted by later carbonate-base metal sulphide-gold and epithermal quartz-gold-arsenic mineralisation. The Gold Ridge deposits are quartz and arsenic poor relative to typical low sulphidation epithermal systems. Sulphide mineralogy is dominated by pyrite-marcasite with progressively lesser amounts of arsenopyrite, sphalerite, galena and chalcopyrite. Gold appears to be present as electrum in association with pyrite; coarse gold is common, particularly in oxide zones and has often been observed in quartz-carbonate veins particularly where base metal sulphides are present. Veins are not usually abundant even within gold mineralised zones and generally of millimetre scale up to one or two centimetres. Very rarely, multi-phase veins of 10 cm thickness or greater have been observed.

Of the controls on mineralisation, alteration relationships are the most significant; high intensity alteration usually correlates with strong mineralisation. Most of the economic gold mineralisation relates to argillic alteration associated with pervasive low order silica-pyrite occurrences. High grade mineralisation is most frequently observed in zones of strong silica-pyrite and intense argillic alteration. Unaltered, or weakly propylitic altered zones are seldom economically mineralised.

Although alteration assemblages are similar throughout Gold Ridge, the relative abundance and intensity of alteration is different for each deposit. Valehaichichi hosts the most intense and concentrated argillic and silica-pyrite alteration. Propylitic alteration survived at Kupers and Dawsons where argillic and silica-pyrite alteration is less intense.

Primary porosity of shallow dipping, clast supported lithologies was an important factor in the lateral dispersion of gold mineralising fluids away from subvertical, narrow fissures that provided the conduits. A combination of compressional and strike-slip deformation produced most of the moderate to shallow dipping fractures and veins. Shallow dipping lithological controls as well as moderate to shallow dipping fractures and veins combine to impart a strong sub-horizontal distribution to gold mineralisation.

A schematic cross sectional representation of alteration is also shown in the Gold Ridge mineralisation model in Figure 9-1. A brief description of the alteration types at Gold Ridge is given below.

Near surface supergene mineralisation style is characterised by strongly kaolinitic and often strongly ferruginous saprolite or highly weathered volcanoclastics. With increasing depth, iron oxides are restricted to fracture coatings. Lower limits of oxidation extend up to 40 m (vertical depth) within fracture zones. The thickness of the supergene enriched zone usually varies from 0-20 m.

Pervasive propylitic alteration is characterised by a chlorite-quartz-carbonate assemblage. Hornblende is altered to dark green chlorite with minor quartz and calcite, while plagioclase changes to a fine mixture of smectite and chlorite. Quartz occurs in the ground mass within areas of chlorite-carbonate alteration, together with common grains of unaltered primary magnetite.

Argillic alteration within the GRV is characterised by pervasive carbonate-micaceous clay (illite-smectite)-pyrite+titanite ranging to micaceous clay + carbonate-pyrite assemblages. Argillic alteration overprinted the earlier and more widespread propylitic alteration event. Argillic alteration is host to narrow alteration zones of strongly developed micaceous clay • kaolinite-pyrite, kaolinite-pyrite-silica, kaolinite-micaceous clay, and kaolinite carbonate. These zones often host higher gold grades as do veinlets of carbonate-pyrite and quartz-carbonate-sulphide. Abundant kaolinite frequently forms part of the argillic-carbonate alteration assemblage or with carbonate and pyrite as narrow, intensively altered zones. Pyrite usually takes the form of coarse euhedral grains or aggregations disseminated throughout the micaceous clay altered volcanoclastics.

Silica-pyrite alteration within the GRV is a quartz-illite-pyrite-carbonate mineral assemblage. Silica-pyrite alteration usually occurs as matrix infill in conjunction with the formation of dark grey reaction rims around adjacent clasts. Matrix replacement by semi-massive pyrite and kaolinite occurs in some areas of intense silica-pyrite alteration.


Tgc
Tgm
Tgc
Tgm
Tgc
Tgu
LITHOLOGY
Tgc Clast supported Volcaniclastics
Tgm Matrix supported Volcaniclastics
Tgu Undifferentiated Volcaniclastics
Ⓐ East Kupers, Central Dawsons
Ⓑ N.W. Dawsons
Ⓒ S.E. Dawsons
Ⓓ West Kupers
Ⓔ Valehaichichi
Ⓕ Namachamata
Supergene mineralisation zone
Auriferous veining - quartz sulphide, carbonate sulphide, quartz carbonate sulphide
ALTERATION
Intense silica pyrite - alteration
Moderate silica pyrite overprint alteration
Argillic alteration (illite and illite - kaolinite assemblages)
Propylitic alteration
Unaltered
Penetrative faulting / fracturing
Plane of broad open folds

Figure 9-1: Gold Ridge Mineralisation Model

10.0 EXPLORATION

The exploration history of Gold Ridge has been described in Section 6.0. Section 11.0 summarises the activities and results of the modern exploration programs

11.0 DRILLING

Since the completion of the Gold Ridge Feasibility study in 2007 a further seventy seven additional diamond drill holes (DDH104-172) were drilled at Gold Ridge (Table 11-1, Table 11-2 and Figure 11-1). These holes were drilled at Valehaichichi, Namachamata and Kupers and in the deep gorge between Kupers and Namachamata (Charivunga Gorge).

Table 11-1: 2007-2008 Diamond Drilling

Area	Holes	Metres
Valehaichichi	31	3,091
Namachamata	14	1,979
Kupers	5	498
Dawsons	1	80
Charivunga Gorge	26	7,052
Total	**77**	**11,904**

To date no resource estimates have been completed for Charivunga Gorge although some of Charivunga drill holes have been used in the Namachamata and Kupers updates.

Table 11-2: 2007-2008 Diamond Drilling—Hole Locations

HoleID	Local East	Local North	Elevation	Total Depth	Dip	Local Azimuth	Area
DDH104	24198.58	40846.31	317.27	129.5	• 60	270	Valehaichichi
DDH105	24110.07	40870.58	319.88	154.8	• 60	270	Valehaichichi
DDH106	24181.05	40828.91	317.09	126	• 60	269.5	Valehaichichi
DDH107	24182.05	40875.84	315.24	100.8	• 60	270	Valehaichichi
DDH108	24119.74	40778.36	313.86	100	• 61	272	Valehaichichi
DDH109	24119.33	40802.09	315.67	96.2	• 60	269	Valehaichichi
DDH110	24042.56	40779.07	324.11	108.2	• 60	270	Valehaichichi
DDH111	24138.19	40802.54	317.52	84	• 60	270	Valehaichichi
DDH112	24169.21	40777.03	297.71	53	• 60	270	Valehaichichi
DDH113	24043.86	40828.25	334.62	145.6	• 60	270	Valehaichichi
DDH114	24173.44	40951.6	308.48	76	• 60.7	267.3	Valehaichichi
DDH115	24165.16	41049.87	307.8	110.6	• 59.4	272.6	Valehaichichi
DDH116	23971.74	40949.09	323.66	68.3	• 60.3	271	Valehaichichi
DDH117	23982.98	40926.19	325.61	106.6	• 55	270	Valehaichichi
DDH118	24278.4	41110.86	307.29	65	• 60.6	270.9	Valehaichichi
DDH119	24200	41057.44	305.71	94.6	• 59	268	Valehaichichi
DDH120	23971.97	40619.02	314.7	277.6	• 49	268	Valehaichichi
DDH121	23931.25	40773.11	336.98	61.7	• 60	270.5	Valehaichichi
DDH122	24119.03	40824.66	314.86	42.6	• 60	270	Valehaichichi
DDH123	24191.57	40999.63	307.48	99.1	• 60	266	Valehaichichi
DDH124	24120.54	40825.93	314.85	160.6	• 60.4	269.1	Valehaichichi
DDH125	24206.75	40958.01	308.02	55.4	• 60	268	Valehaichichi
DDH126	24322.3	41064.05	305.93	63.1	• 60.3	270.4	Valehaichichi
DDH127	23965.89	40974.28	321.93	76.4	• 50	268	Valehaichichi
DDH128	24016.68	41277.11	365.26	87.1	• 60	274	Valehaichichi
DDH129	23904.81	41023.39	359.9	67.8	• 75	270.5	Valehaichichi
DDH130	23652.81	40678.99	422.11	85.6	• 60	269	Valehaichichi
DDH131	23671.02	40322.99	421.79	160.7	• 59	268	Namachamata
DDH132	23600.83	40477.67	438.76	69.2	• 60	267.5	Namachamata
DDH133	23601.67	40478.06	438.53	153.2	• 90	0	Namachamata
DDH134	23572.47	40459.76	431.23	89.8	• 60	271	Namachamata
DDH135	23656.12	40351.26	418.11	176.1	• 90	0	Namachamata
DDH136	23619.2	40392.32	420.82	84.1	• 60	269	Namachamata
DDH137	23600.95	40499.03	439.15	84.1	• 55	272	Namachamata
DDH138	23817.3	40324.63	400.4	316.6	• 60	270	Charivunga Gorge
DDH139	23909.56	40370.19	386.83	304.8	• 50	268	Charivunga Gorge
DDH140	23981.15	40463.47	379.51	400.6	• 50.2	268.2	Charivunga Gorge
DDH141	23974.74	41007.74	318.93	102	• 60	270	Valehaichichi
DDH142	24021.49	40955.24	323.14	96.2	• 60	270	Valehaichichi
DDH143	24092	40805.01	316.9	85.6	• 61	269	Valehaichichi
DDH144	24077.95	40775.77	317.06	111	• 60.4	269.3	Valehaichichi
DDH145	23444.41	40720.71	488.86	170.6	• 50	268	Namachamata
DDH146	23666.45	40867.45	443.98	66.2	• 60	270	Namachamata
DDH147	23650.54	40717.27	421.14	106.3	• 49.3	269	Namachamata
DDH148	23625.44	40519.25	429.51	85.3	• 50	270	Charivunga Gorge
DDH149	23665.39	40562.31	430.26	358.2	• 55	91	Namachamata
DDH150	23624.06	40510.55	427.98	350.2	• 50	91	Namachamata
DDH151	23529.08	40249.55	446.19	349.7	• 60	90	Charivunga Gorge
DDH152	23529.41	40240.01	446.37	51.2	• 50	360	Charivunga Gorge
DDH153	23529.41	40240.01	446.37	268.8	• 55	359	Charivunga Gorge
DDH154	23777.78	40406.46	393.38	319.8	• 50	270	Charivunga Gorge
DDH155	23806.2	40367.29	396.49	323	• 54.3	270.5	Charivunga Gorge
DDH156	23830.06	40389.75	382.49	407.2	• 51	268	Charivunga Gorge
DDH157	23830.5	40389.75	382.49	254.7	• 72	268	Charivunga Gorge
DDH158	23831	40389.25	382.49	293	• 50.5	312.5	Charivunga Gorge

HoleID	Local East	Local North	Elevation	Total Depth	Dip	Local Azimuth	Area
DDH159	23813.68	40328.58	399.14	398.2	• 50	270	Charivunga Gorge
DDH160	23731.85	40242.02	414.48	353.6	• 60.5	271	Charivunga Gorge
DDH161	23867.82	40213.74	460.93	403.6	• 50.5	270.5	Charivunga Gorge
DDH162	23596.58	40183.11	438.32	48.9	• 45	90	Charivunga Gorge
DDH163	23596	40183.11	438.32	52.6	• 65.2	90.5	Charivunga Gorge
DDH164	23834.99	40397.79	376.12	492.3	• 62	270	Charivunga Gorge
DDH165	23835.5	40397.79	376.12	361	• 90	0	Charivunga Gorge
DDH166	23867.54	40306.45	401.96	448.8	• 60	270	Charivunga Gorge
DDH167	23968.84	40485.17	368.5	401	• 55	268	Charivunga Gorge
DDH168	23656.16	40351.25	416.17	323	• 72	270	Charivunga Gorge
DDH169	23548.04	40722.31	458.33	60	• 60	270	Namachamata
DDH170	23609.45	40800.47	437.389	50	• 60	270	Namachamata
DDH171	24097.44	40302.96	475.37	115.7	• 60	265.4	Kupers
DDH172	24197.4	40248.9	446.82	60	• 60	264.1	Kupers
DDH172							
DDH172							
DDH172							
DDH172							
DDH172							
DDH172							
DDH172							
DDH172							
DDH173	24048.06	40254.17	483.97	120.7	• 70	271	CHAR
DDH174	23907.49	40065.46	518.895	73.9	• 90	360	CHAR
DDH175	23953.71	40097.69	508.49	130	• 90	30	CHAR
DDH176	23853.03	39195.03	580.95	80	• 60	281	CHAR
DDH177	23530.35	40226.7	446	299.9	• 60	268	DAW
DDH178	23358.42	40290.52	447.549	199.8	• 60	257	KUP
DDH179	23410.73	40388.81	446.383	200.3	• 60	273	KUP
DDH180	23455.96	40485.29	471.127	283.3	• 90	269	KUP

(Red ASG Drill Holes 2007-08, Blue ASG Drill Holes 2005-06, Black Historical Drill Holes)


Valehaichichi
Namachamata
Charivunga
Gorge
Kupers
Dawsons

Figure 11-1: Location of Gold Ridge Gold Deposits

Holes drilled at Valehaichichi, Namachamata and Kupers represent infill holes.

Drilling results have been summarised as mineralised intercepts at a cut-off grade of 0.5 g/t gold with a maximum of two metre internal waste included and are presented in Table 11-3.

Table 11-3: 2007-2008 Diamond Drilling Results

HoleID	From (m)	To (m)	Interval	Au g/t
DDH104	9	10	1	1.24
	20	21	1	1.23
	30	31	1	5.89
	34	35	1	8.21
	54	56	2	0.96
	69	73	4	2.42
	81	82	1	2.73
	100	105	5	1.53
	106	108	2	11.52
DDH105	35	39	4	0.75
	62	68	6	2.82
	78	85	7	0.64
	109	112	3	0.86
	128	132	4	3.61
DDH106	44	51	7	3.48
	74	75	1	2.16
	106	111	5	26.1
DDH107	3	26	23	4.11
	64	67	3	2.85
	89	91	2	15.02
	95	97	2	1.47
DDH108	0	7	7	3.04
	47	55	8	5.74
	73	78	5	2.12
	82	95	13	1.3
	96	100	4	1.15
DDH109	0	4	4	1.42
	22	26	4	0.78
	32	41	9	2.27
	45	58	13	1.22
	59	66	7	1.16
DDH110	40	42	2	3.77
	47	48	1	24
	70	74	4	1.99
	92	100	8	1.2
DDH111	18	20	2	1.19
	72	81	9	3.38
DDH112	43	44	1	1.92
DDH113	0	11	11	2.48
	52	59	7	1.96
	66	69	3	1.2
	100	103	3	1.39
	110	111	1	1.93
	120	121	1	1.31
	123	131	8	1.21
	133	139	6	0.79
DDH121	18	20	2	10.56
	30	33	3	1.25
	45	49	4	0.62
	57	61.7	4.7	0.79
DDH122	37	39	2	1.51
DDH114	22	23	1	1.16
DDH115	7	25	18	1.79
	49	54	5	0.8
	59	60	1	1.75
	67	68	1	13.65
	94	98	4	1.26
DDH116	5	6	1	1.54
	14	15	1	1.02
	17	21	4	3.92
	25	26	1	1.11
	30	31	1	4.72
	38	41	3	2.61
	45	56	11	1.39
	61	63	2	0.98
DDH117	32	35	3	1.14
	42	43	1	2.37
	46	49	3	0.91
	60	61	1	1.17
	74	75	1	1.06
	81	84	3	0.61
	97	104	7	7.94
DDH118	0	3	3	0.88
	13	17	4	1.27
DDH119	12	26	14	11.2
	61	62	1	1.24
	64	71	7	14
	75	76	1	1.69
DDH120	0	3	3	2
	8	12	4	0.85
	61	72	11	4.87
	88	89	1	1.06
	98	103	5	0.81
	109	116	7	0.64
	117	119	2	0.69
	122	125	3	0.68
	134	137	3	0.56
	141	142	1	0.75
	148	153	5	0.86
	194	199	5	0.84
	207	209	2	23.68
	217	221	4	0.87
	232	233	1	0.54
	247	248	1	0.82
	250	251	1	0.89
	260	261	1	1.84
	264	272	8	0.86
DDH130	48	50	2	1.21
	59	65	6	13.66
	69	78	9	1.44
	80	81	1	0.6
DDH131	17	23	6	0.72

HoleID	From (m)	To (m)	Interval	Au g/t
DDH123	6	8	2	1.23
	37	38	1	1.51
	57	60	3	0.8
	84	86	2	2.25
DDH124	8	15	7	0.82
	21	22	1	0.6
	40	44	4	1.23
	47	52	5	1.26
	75	80	5	0.55
	117	118	1	6.5
	124	125	1	1.17
	130	133	3	0.92
	136	137	1	0.91
	145	152	7	1.75
DDH125	2	6	4	1.05
	18	24	6	0.85
	29	30	1	0.96
	34	36	2	0.83
	44	45	1	0.54
DDH126	1	10	9	2.91
	27	29	2	1.32
	31	32	1	0.63
	36	39	3	0.51
	41	47	6	0.84
	53	54	1	0.59
DDH127	0	1	1	0.59
	5	20	15	0.99
	24	27	3	1.94
	30	31	1	0.66
	35	38	3	0.6
	47	49	2	4.29
	54	64	10	6.2
	68	69	1	1.04
	72	76.4	4.4	3.06
DDH128	0	1	1	0.65
	7	9	2	1.88
	40	43	3	4.21
	72	73	1	2.91
	75	78	3	1.43
DDH129	0	4	4	1.71
	17	30	13	1.63
	34	45	11	1.12
	46	48	2	83.28
	55	59	4	1.3
	62	63	1	0.68
DDH130	1	2	1	0.85
	18	19	1	0.62
	38	46	8	1.43
DDH137	0	2	2	2.03
	8	11	3	3.88
	16	18	2	0.9
	31	35	4	1.41
	46	52	6	1.04
	66	69	3	0.93
DDH138	0	3	3	2.87
	6	10	4	2.04
	16	46	30	1.62
	58	67	9	2.14

HoleID	From (m)	To (m)	Interval	Au g/t
	25	26	1	1.83
	30	31	1	0.6
	33	42	9	0.81
	43	44	1	1.4
	48	51	3	0.56
	54	59	5	0.94
	62	67	5	24.65
	73	74	1	0.66
	78	80	2	0.89
	89	91	2	0.79
	97	109	12	1.7
	110	111	1	2.28
	113	114	1	1.3
	117	121	4	1.8
	124	130	6	2.31
	131	139	8	1.16
DDH132	0	2	2	1.16
	9	12	3	1.2
DDH133	6	11	5	1.66
	22	26	4	0.77
	30	32	2	1.22
	49	56	7	1.43
	82	86	4	1.7
	92	106	14	4.72
	111	116	5	0.65
	135	139	4	1.12
DDH134	0	4	4	1.13
	13	14	1	6.46
	18	30	12	1.83
	65	68	3	0.96
DDH135	17	19	2	0.81
	23	24	1	1.55
	29	32	3	1.17
	45	58	13	1.41
	59	62	3	0.58
	75	82	7	1.44
	94	95	1	13.35
	117	126	9	1.42
	130	131	1	0.93
	150	164	14	1.43
	166	167	1	0.6
	171	176.1	5.1	0.56
DDH136	23	25	2	0.83
	30	32	2	1.26
	55	58	3	0.7
	65	66	1	2.98
	76	79	3	0.84
DDH142	9	14	5	1.17
	27	31	4	0.72
	35	45	10	3.38
	69	71	2	0.74
	81	82	1	4.62
	95	96.2	1.2	1.08
DDH143	10	28	18	1.76
	41	45	4	1.2
	55	57	2	1.01
	74	83	9	1.42

HoleID	From (m)	To (m)	Interval	Au g/t
	79	96	17	1.08
	111	114	3	2.02
	126	148	22	1.8
	151	159	8	1.75
	175	183	8	1.43
	192	232	40	2.15
	239	258	19	1.31
	268	316.6	48.6	3.04
DDH139	14	17	3	1.54
	43	46	3	1.41
	147	148	1	3.65
	157	161	4	0.86
	164	173	9	3.62
	218	224	6	4.37
	227	240	13	1.05
	242	254	12	1.26
	255	266	11	1.71
	270	272	2	5.28
	276	304.8	28.8	1.57
DDH140	9	10	1	2.19
	114	121	7	0.63
	179	181	2	0.52
	211	212	1	1.2
	224	225	1	1.13
	232	239	7	21.94
	240	244	4	2.09
	247	251	4	1.55
	256	261	5	0.52
	278	288	10	0.7
	293	300	7	0.77
	304	310	6	1.4
	314	340	26	6.25
	342	381	39	2.29
	382	399	17	1.44
DDH141	5	9	4	1.77
	19	23	4	0.53
	25	26	1	1.45
	30	34	4	0.75
	36	38	2	1.06
	42	43	1	1.35
	46	49	3	1.03
	53	55	2	0.94
	68	69	1	3.63
	96	98	2	1.05
	143	152	9	0.92
	153	163	10	0.73
	169	171	2	1.02
	187	189	2	1.16
	211	212	1	1.04
	274	281	7	2.49
	283	294	11	1.09
	296	303	7	0.77
	304	318	14	0.63
	326	332	6	56.51
	336	343	7	0.77
DDH151	13	17	4	0.95
	21	22	1	0.51
	30	33	3	0.6

HoleID	From (m)	To (m)	Interval	Au g/t
DDH144	0	8	8	1.02
	21	24	3	1.94
	46	51	5	1.13
	63	66	3	2.55
	69	75	6	1.34
	79	82	3	0.92
	99	104	5	0.93
DDH145	62	64	2	0.7
	152	153	1	1.33
DDH146	22	29	7	1.04
DDH147	0	2	2	4.2
	60	62	2	4.25
	65	67	2	3.92
	73	78	5	0.91
	81	83	2	0.91
	90	92	2	1.94
	101	104	3	0.69
DDH148	0	17	17	1.17
	49	53	4	1.56
	58	63	5	1.05
	66	77	11	1.97
DDH149	0	1	1	1.2
	74	81	7	0.9
	127	131	4	0.66
	176	180	4	0.77
	208	213	5	1.05
	245	250	5	1.54
	267	274	7	0.59
	275	287	12	4.82
	303	312	9	0.77
	320	328	8	0.81
	346	350	4	1.15
DDH150	0	5	5	0.92
	10	18	8	0.65
	24	25	1	1.1
	31	33	2	2.84
	43	48	5	0.56
	55	56	1	1.36
	59	77	18	1.42
	82	83	1	7.19
	88	90	2	1.34
	93	98	5	0.78
	127	128	1	3.43
	135	141	6	0.9
	127	131	4	1
	151	156	5	1.3
	159	173	14	1.11
	176	177	1	0.66
	182	184	2	0.7
	187	225	38	4.78
	229	233	4	0.9
	235	239	4	0.91
	242	265	23	1.92
	266	288	22	3.09
	289	291	2	1.48
	294	295	1	0.64
DDH155	37	38	1	1.14
	48	54	6	1.18

HoleID	From (m)	To (m)	Interval	Au g/t
	36	40	4	0.92
	50	52	2	1.33
	55	56	1	1.14
	61	63	2	6.28
	87	93	6	0.74
	94	94	1	1.25
	112	116	4	1.14
	120	121	1	0.96
	125	126	1	2.12
	138	149	11	1.35
	160	161	1	0.63
	179	180	1	0.62
	183	191	8	0.97
	194	200	6	0.57
	201	210	9	1.44
	213	230	17	1.1
DDH153	10	11	1	0.86
	39	40	1	0.6
	63	64	1	0.51
	119	124	5	1.24
	127	128	1	0.66
	139	140	1	0.95
	146	149	3	1
	214	215	1	0.63
	218	219	1	0.7
	244	246	2	2.7
DDH154	6	11	5	1.45
	12	13	1	0.66
	20	29	9	4.68
	31	33	2	1.99
	41	42	1	1.01
	46	56	10	0.91
	60	64	4	0.64
	65	70	5	1.032
	71	82	11	0.71
	86	88	2	0.86
	92	93	1	0.52
	105	106	1	0.79
	112	113	1	0.59
	118	119	1	0.94
DDH157	101	105	4	1.22
	120	124	4	23.34
	138	147	9	1.22
	153	159	6	1.16
	162	168	6	1.02
	169	173	4	0.62
	174	185	11	0.99
	192	214	22	1.89
	216	230	14	1.14
	234	254	20	2
DDH158	22	24	2	1.34
	66	67	1	3.11
	77	78	1	0.92
	84	85	1	0.82
	89	93	4	0.58
	104	105	1	0.63
	113	118	5	0.53
	143	146	3	1.21

HoleID	From (m)	To (m)	Interval	Au g/t
	63	64	1	25.2
	79	92	13	0.84
	93	106	13	3.2
	108	113	5	0.82
	115	118	3	0.89
	134	138	4	0.74
	150	152	2	2.18
	155	162	7	2.08
	168	170	2	1.49
	192	201	9	1.4
	210	215	5	1.29
	219	222	3	1.07
	225	227	2	1.36
	233	249	16	1.69
	250	266	16	1.97
	268	285	17	1.6
	286	323	37	4.05
DDH156	52	53	1	2.6
	64	70	6	1.16
	83	95	12	1.65
	102	105	3	1.18
	108	120	12	3.29
	121	127	6	0.5
	150	157	7	1.71
	163	165	2	1.66
	180	181	1	84
	191	217	26	2.71
	218	222	4	0.53
	225	227	2	1.4
	230	232	2	1.42
	235	248	13	1.1
	250	254	4	0.6
	256	306	50	7.77
	307	351	44	3.52
	358	362	4	1.22
	372	377	5	1.15
	404	405	1	41.9
DDH157	26	32	6	5.07
	34	38	4	0.62
	48	54	6	1.21
DDH159	275	297	22	2.56
	300	304	4	11.5
	307	349	42	3.35
DDH160	0	18	18	1.1
	58	65	7	1.28
	69	74	5	0.75
	76	82	6	0.74
	83	90	7	1.77
	94	95	1	0.62
	106	109	3	1.5
	116	120	4	0.94
	126	129	3	0.66
	132	133	1	1.61
	152	154	2	0.76
	159	161	2	4.13
	164	165	1	0.56
	173	183	10	0.77
	185	193	8	0.95

HoleID	From (m)	To (m)	Interval	Au g/t
	155	161	6	1.98
	170	171	1	0.54
	172	173	1	0.57
	187	188	1	1.66
	212	213	1	0.79
	217	218	1	0.55
	233	241	8	0.94
	243	253	10	0.76
	254	261	7	1.08
	263	264	1	0.66
	274	279	5	0.95
	281	286	5	0.63
	288	290	2	1.56
DDH159	0	3	3	0.87
	9	31	22	2.02
	43	44	1	1.51
	48	57	9	1.49
	62	64	2	0.89
	70	71	1	17.05
	79	83	4	1.03
	88	102	14	2.09
	104	111	7	0.73
	113	114	1	1.77
	123	127	4	0.9
	133	134	1	8.26
	140	141	1	1.33
	146	148	2	1.09
	152	158	6	0.83
	165	168	3	0.68
	170	171	1	0.75
	174	176	2	4.92
	185	186	1	2.32
	191	192	1	0.86
	196	232	36	2.29
	236	249	13	1.7
	251	272	21	1.54
	372	377	5	0.66
	393	398	5	2.51
	402	403.6	1.6	1.04
DDH162	14	15	1	23
	31	34	3	25.52
	38	42	4	2.01
	45	46	1	2.5
DDH163	16	23	7	0.64
	24	31	7	1
	32	34	2	1.38
	38	43	5	0.67
DDH164	73	75	2	1.9
	94	101	7	0.83
	103	107	4	0.98
	111	127	16	2.36
	130	135	5	1.14
	137	142	5	0.8
	149	159	10	0.92
	172	182	10	1.12
	185	199	14	1.41
	203	207	4	0.72
	211	224	13	1.8

HoleID	From (m)	To (m)	Interval	Au g/t
	196	200	4	1.08
	208	213	5	4.16
	214	223	9	0.94
	225	231	6	0.72
	235	237	2	1.01
	240	251	11	3.96
	253	260	7	1.68
	270	281	11	1.69
DDH160	291	294	3	1.05
	297	302	5	1.96
	306	325	19	2.44
	328	334	6	1.71
	337	339	2	2.01
	342	351	9	1.32
	353	353.6	0.6	1.13
DDH161	5	7	2	0.9
	14	16	2	3.29
	47	48	1	1.18
	69	73	4	0.79
	75	77	2	1.14
	80	89	9	1.39
	105	115	10	1.03
	118	131	13	0.94
	134	135	1	1.07
	142	148	6	1.31
	151	163	12	1.44
	175	188	13	1.22
	215	226	11	1.1
	232	237	5	1.19
	250	255	5	1.11
	256	264	8	2.43
	268	276	8	3.53
	281	294	13	1.97
	296	302	6	0.59
	317	321	4	0.61
	347	352	5	0.75
	292	299	7	2.17
	300	304	4	1.12
	307	310	3	1.37
	311	313	2	3.54
	314	318	4	1.96
	329	336	7	3.07
	344	346	2	3.45
DDH166	0	1	1	0.57
	6	8	2	0.61
	13	25	12	1.06
	27	30	3	0.66
	32	33	1	0.79
	39	53	14	0.97
	66	70	4	1.56
	81	82	1	0.63
	134	139	5	0.67
	149	152	3	1.1
	157	167	10	4.24
	169	182	13	1.21
	183	189	6	0.54
	190	191	1	0.66
	198	200	2	7.84

HoleID	From (m)	To (m)	Interval	Au g/t
	226	231	5	1.41
	237	249	12	1.34
	251	256	5	0.54
	260	269	9	1.73
	272	286	14	2.41
	291	306	15	1.61
	308	316	8	1.88
	315	334	19	1.8
	341	348	7	0.89
	350	360	10	1.37
	361	374	13	0.93
	384	407	23	1.81
	408	417	9	0.94
	424	428	4	0.63
	438	440	2	0.85
	450	455	5	0.6
	460	461	1	2.13
	478	485	7	0.71
DDH165	25	27	2	0.77
	88	92	4	1.12
	160	164	4	0.84
	168	170	2	1.8
	190	194	4	0.64
	197	203	6	1.8
DDH165	207	217	10	0.93
	222	227	5	0.66
	232	237	5	0.63
	261	262	1	0.85
	268	269	1	0.63
	271	272	1	0.86
	280	284	4	1.23
	284	291	7	2
DDH168	10	11	1	0.85
	15	16	1	8.9
	29	35	6	1.48
	45	47	2	0.61
	52	82	30	2.58
	84	88	4	0.8
	114	117	3	0.82
	119	126	7	1.25
	131	133	2	0.7
	140	147	7	0.93
	149	151	2	0.71
	154	159	5	0.57
	160	169	9	0.98
	170	194	24	1.89
	195	212	17	3.21
	215	216	1	1.45
	219	225	6	2.09
	227	230	3	2.44
	233	240	7	2.35
	241	242	1	0.95
	246	247	1	0.88
	259	260	1	0.63
	282	283	1	0.78
	285	286	1	0.61

HoleID	From (m)	To (m)	Interval	Au g/t
	205	210	5	0.96
	211	213	2	0.75
	217	230	13	1.69
	231	247	16	1.92
	249	250	1	0.9
	253	261	8	1.1
	263	302	39	2.02
	303	320	17	0.86
	322	354	32	2.86
	356	358	2	0.59
	362	370	8	2.54
	373	377	4	1.16
	380	395	15	1.72
	397	401	4	2.42
	414	417	3	1.15
	420	427	7	1.14
DDH167	101	102	1	1.04
	143	145	2	0.76
	152	153	1	1.69
	203	210	7	0.69
	213	215	2	2.82
	218	229	11	18.6
	259	267	8	0.8
	271	282	11	2.74
	284	309	25	2.46
	310	336	26	2.16
	342	352	10	1.63
	355	356	1	0.84
	361	368	7	1.14
	370	386	16	6.85
	387	391	3	1.72
	393	394	1	1.56
DDH169				
DDH170	6	7	1	0.51
DDH171	39	40	1	0.51
	64	66	2	0.88
	73	74	1	0.64
DDH172	1	3	2	0.62
	14	16	2	0.65
	31	33	2	2.68
	55	56	1	12.6

12.0 SAMPLING METHOD AND QUALITY CONTROL MEASURES

Data used in the estimation of gold resources at Gold Ridge has been derived from samples collected from diamond core (DDH) and reverse circulation (RC) drilling programs.

The total Gold Ridge exploration drill hole dataset comprises 449 diamond drill holes and 755 RC holes. This data set was acquired collectively by Cyprus-Arimco, Ross Mining and Australian Solomons Gold from the late 1980s to 2006. In addition to the exploration drilling a total of 2,672 grade control RC holes have been drilled. The drill-hole meterage for various campaigns is summarised in Table 12-1 below:

Table 12-1: Drilling meterage by campaign and drill type for each deposit

Cyprus—Arimco Mining

Deposit	Diamond Drilling		RC Drilling		Total	
	holes	metres	holes	metres	holes	metres
Valehaichichi	66	7,465	133	11,537	199	19,002
Kupers	131	15,574	41	2,810	172	18,384
Dawsons	102	9,437	81	5,570	183	15,007
Namachamata	19	2,788	20	1,179	39	3,967
Total	**318**	**35,264**	**275**	**21,096**	**593**	**56,360**

Ross Mining

Deposit	Diamond Drilling		RC Drilling		Total	
	holes	metres	holes	metres	holes	metres
Valehaichichi	9	960	173	9,566	182	10,386
Kupers	10	765	117	7,600	127	8,365
Dawsons	9	984	134	8,314	143	9,299
Namachamata			56	3,575	56	3,575
Total	**28**	**2,709**	**480**	**29,055**	**508**	**31,625**

Australian Solomons Gold

Deposit	Diamond Drilling		RC Drilling		Total	
	holes	metres	holes	metres	holes	metres
Valehaichichi	32	1,9566.6			32	1,9566.6
Kupers	20	1,580.8			20	1,580.8
Dawsons	39	2,431.1			39	2,431.1
Namachamata	12	880.6			12	880.6
Total	**103**	**6,849.1**	**0**	**0**	**103**	**6,849.1**

Grade Control RC Drilling

Deposit	holes	metres
Valehaichichi	2,443	62,142
Kupers	78	2,311
Dawsons	0	0
Namachamata	151	7,042
Total	**2,672**	**71,495**

12.1 Twinned Diamond versus Reverse Circulation Assay Results

The ability to provide good quality and representative samples for analysis is an aspect of RC drilling that needs to be established for each drilling program and monitored by means of appropriate checks. Good quality RC drilling can provide better sample lots for assaying than diamond drilling because the sample mass can be much larger. This would generally be considered advantageous in low grade gold deposits particularly if there are problems relating to coarse gold. However, unlike core samples, from which geologists can accurately measure sample recovery and, where applicable, evaluate problems relating to differential recovery of separate components of the same sample interval, RC samples are mixed loose cuttings, from which approximate evaluation of total sample recovery is possible but little or no quantitative information can be obtained about differential sample recovery.

Diamond drilling, hopefully, maintains an intact sample until material is first cut for sample preparation on the surface, whilst RC drilling is destructive and sample loss and segregation commences at the drill face. Drilling technique, skill and ground conditions all impact on the quality or representivity of the sample recovered at the surface. The most visibly obvious occurrence of sample segregation is the loss of fines to the air, via the by-pass hose and through the top of the sampling cyclone. If the grade of this fine grained material is different to the grade on coarser particles retained in the sample then the reported assay values will not be the true grade of the sample interval. The degree of error will depend on the difference in grade of the fine and coarse components and their relative proportions. Sample segregation is made worse when drilling conditions are wet as the in flow of water into a hole can wash away a larger proportion of material. Sample loss downhole into fractures and cavities is also likely to occur as is 'over' drilling through interval of less robust material. Drilling techniques such as the use of large compressors that keep holes drier to greater depths are generally considered advantageous.

Sub-sampling RC material to produce assay samples can also be problematical. Individual sample intervals can weigh as much as 30 kg (or more) with a typical sample sent to the assay laboratory being 3-5 kg. This represents a considerable reduction in sample mass and needs to be done with the utmost care. Sub-samples are usually split using a riffle splitter and commonly several riffle splitters in a tiered structure. These devices work reasonably well with free-flowing dry material but they do not work at all well for wet or damp material, particularly if material is clay rich and binds together in lumps. There is no practicable and effective way to sample wet material. It must be dried first.

Concerns were raised by Cyprus-Arimco in 1989 as to the reliability of the assay data derived from RC drilling at Gold Ridge. Diamond holes, targeting economic intersections in RC holes, drilled to collect samples for metallurgical test work often failed to re-produce the same degree or intensity of mineralisation. Typically the RC holes reported higher grade and longer intersections of mineralised material.

For the Gold Ridge data, drill holes/samples can be placed in one of two populations, one where holes were drilled by Ross Mining (owners and operators of the Gold Ridge mine as Gold Ridge Mining Ltd) or the other drilled by previous project owners, referred to as pre-Ross Mining. In total 72% of all holes and 60% of all samples are from RC holes although only 22% of all holes and samples are pre-Ross Mining (Table 12-2). The distribution of holes across the project is not even with the greatest proportion being drilled at Valehaichichi and the lowest at Kupers.

Table 12-2: RC Drilling and Sampling Proportions

Deposit	Total RC%		pre-Ross Mining RC%	
	holes	metres	holes	metres
Valehaichichi	80%	71%	35%	39%
Kupers	53%	39%	14%	11%
Dawsons	66%	57%	25%	23%
Namachamata	92%	81%	8%	8%
Total	72%	60%	22%	22%

(Namachamata data includes RC grade control holes)

12.1.1 Issues relating to the pre-Ross Mining RC drilling include:

- Rigs equipped with low capacity air compressors, which affects the ability to keep water out of the hole.
- The use of 'cross-over subs' rather than face sampling bits.
- Supervisory personnel had little experience of RC drilling/sampling.
- Holes were drilled even when hole conditions were wet.
- Water injection was used to facilitate drilling.
- Some RC holes were in fact 'open-hole percussion'.
- Grab sampling used for wet sample intervals.

Several programs of twinned diamond holes have been carried out to evaluate the potential problem of grade bias in the RC holes. The data was re-evaluated by H&S as part of the resource estimation work in 2005. In this analysis the statistical properties of the pre-Ross Mining RC drilling are compared to the other drilling types using subsets of data generated by searching the total dataset to locate pairs of samples that were spatially adjacent. The implicit assumption is that the pairs of sample grades, so generated, represent the same mineralisation style. The search parameters used to identify adjacent pairs were 5 m • 5 m horizontally and 3 m vertically.

The results of the analysis are presented in the form of scatter plots and quantile-quantile (QQ) plots with accompanying univariate and bivariate statistics. The scatter plots and bivariate statistics provide some indication of the relationship or correlation between adjacent sample pairs. The QQ plots provide a way of comparing the histograms of the data forming the pairs.

In most gold deposits, data pairs separated by even a few meters tend to show only weak to moderate correlation reflecting the high short scale variability that occurs in gold mineralisation and sometimes referred to erroneously as high ''nugget effect''. However, even with the high short scale variability, sample populations of spatially adjacent samples should tend to show similar univariate statistics and histograms. QQ plots showing points aligned close to the 45 degree bisector of the plot indicate the paired data have similar histograms with similar univariate statistics.

Pre-Ross Mining RC versus pre-Ross Mining Diamond

The pre-Ross Mining RC and diamond paired data show no correlation and major differences in histograms (Figure 12-1 and Figure 12-2). The average grades of each set differ significantly with the average grade being by about twice the diamond average.


Scatter plot
preRossDDH
preRossRC
Data Statistics
variable: preRossRC preRossDDH
weight by
mean
median
covarnc
Pearson
Spearman
no data

Figure 12-1: Scatter Plot of pre-Ross Mining RC and Diamond Assays


Q-Q Plot
preRossDDH
preRossRC
Data Statistics
variable: preRossRC preRossDDH
weight by
mean
median
covarnc
Pearson
Spearman
no data

Figure 12-2: QQ Plot of pre-Ross Mining RC and Diamond Assays

Pre-Ross Mining RC versus All Diamond Drilling

Analyses of the paired assay data from pre-Ross Mining RC assays and those from all diamond drilling show similarly poor results. There is no significant correlation between the two data sets and significant differences in the two histograms (Figure 12-3 and Figure 12-4). The difference between the means of the two datasets is extreme.


Scatter plot
all_DDH
preRossRC
Data Statistics
variable: preRossRC all_DDH

Figure 12-3: Scatter Plot of pre-Ross Mining RC and all Diamond Assays


Q-Q Plot
all_DDH
preRossRC
Data Statistics
variable: preRossRC all_DDH
mean 2.839 1.447
varnc 31.068 10.443
coefvn 1.963 2.233
min 0.020 0.000
q1 0.360 0.210
median 1.010 0.510
q3 2.420 1.490
max 39.060 38.780
iqr 2.060 1.280
covarnc 0.858
Pearson 0.048
Spearman 0.351
no data 478 / 575

Figure 12-4: QQ Plot of pre-Ross Mining RC and all Diamond Assays

Ross Mining RC versus All Diamond Drilling

Conversely similar comparisons between Ross Mining RC and diamond drilling show much closer agreement. The correlation between the two datasets is very weak but there is some similarity between the histograms and the difference between the average grades is less than 10% (Figure 12-5 and Figure 12-6).


Scatter plot
all_DDH
RossRC
0
5
10
15
20
25
Data Statistics
variable: RossRC all_DDH
mean 1.264 1.159
max 17.350 22.420
no. data 242 / 323

Figure 12-5: Scatter Plot of Ross Mining RC and all Diamond Assays


Q-Q Plot
all_DDH
RossRC
0
5
10
15
20
25
Data Statistics
variable: RossRC all_DDH
mean 1.264 1.159
max 17.350 22.420
no. data 242 / 323

Figure 12-6: QQ Plot of Ross Mining RC and all Diamond Assays

Statistical analysis of the paired diamond and RC from Gold Ridge show that the older pre-Ross mining RC data has statistical properties that are incompatible with the other datasets. The mean grade of the older RC drilling is significantly higher than the other datasets.

Data acquired during work programs recently completed by ASG shows a similar relationship between assay from diamond holes and assays from the older pre-Ross Mining RC. Two graphs below show the QQ plots of diamond-RC pairs from holes DDH001-103 (Figure 12-7 and Figure 12-8).


Data Statistics
pre_RossRC

Figure 12-7: Scatter Plot of pre-Ross Mining RC and DDH001-103


Q-Q Plot
Data Statistics

Figure 12-8: QQ Plot of pre-Ross Mining RC and DDH001-103

The results from the more recent diamond holes, though not as extreme as earlier data suggested, do confirm that the pre-Ross RC data consistently report higher grades than diamond holes drilled in the same areas.

The differences between the grades obtained from the pre-Ross Mining RC drilling and diamond drilling indicates a serious problem with the old RC data.

These differences cannot be explained by the difference in sample volume. Assuming sampling and assaying of the two populations was equally good the variance of the two populations would differ but the mean grade of the samples should be the same.

The difference between the two populations cannot be explained by short scale spatial continuity. This would require that the RC holes were consistently drilled into higher grade zones of mineralisation, whilst the diamond holes were drilled into weakly mineralised hangingwall and footwall zones.

Drilling RC holes under wet drilling conditions and "grab" sampling wet RC sample bags indicate strongly that the problem is in the RC data. Wet drilling will remove fine grained particles from the sample. At Gold Ridge where clay alteration is well developed loss of clay fines will likely result in upgrading of the recovered sample. Subsequent "grab" sampling further degrades the quality of the sample sent for assay.

All RC designated as pre-Ross Mining, drilled before 1996, have been removed from the dataset used for resource estimation.

To reduce the impact on the final resource estimates a number of pre-Ross Mining RC holes have been re-drilled using diamond core.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

(after Hellman and Schofield, 2008)

Exploration and resource drilling activities have been carried out Gold Ridge since 1983. Over that time various sampling protocols have been used. Protocols used prior to the drilling programs completed by ASG are summarised in Table 13-1 below.

Table 13-1: Historical Sample Preparation Protocols

Method	1	2	3	4	5	6	7	8
Program	Cyprus—Arimco (pre-1996)	Ross Mining (1996-2000)						
Drill holes	GRV1-9 GRN1-7 GR1-567	GRV1-9 GRN1-7 GR1-6	GR7-57	GR57-246	GR342-567	RC247-529	GR568-595	RC596-1102
Comments	Visible Au only							
Material	whole core	half core	half core	half core	half core	RC chips	half core	RC chips
Crush	jaw crush	dolly Mill 85% 1.5 mm	jaw crush 2 kg 8 mm	jaw crush 2 kg 8 mm	jaw crush 2 kg 8 mm	—	jaw crush 4-6 kg	—
Split		riffle 600 gm	riffle	riffle	—	2-4 kg, dry riffle, wet grab	—	riffle 5-9 kg
Fine Crush	hammer mill	—	hammer mill 1 kg	disk mill • 180 um	hammer mill	disk mill	disc mill • 1 mm	disc mill • 1 mm
Fine Crush 2	ring mill	—	—	—	—	—	—	—
Split	riffle		—	riffle	riffle	riffle	—	—
Pulveriser	ring mill 1 kg • 75 um	ring mill roll mix	—	disk mill 1 kg • 180 um	ring mill 1 kg • 75 um	ring mill 1 kg • 75 um	—	—
Split	—	riffle	riffle	riffle	riffle	riffle	riffle	riffle
Pulveriser	—	ring mill 500 gm • 180 um	ring mill 500 gm • 100 um	ring mill 200 gm • 75 um	ring mill 200 gm • 75 um	ring mill 200 gm • 75 um	ring mill LM5 2 kg • 75 um	ring mill LM5 2 kg • 75 um
Assay	2 • 50 gm FA +75 um —75 um	50 gm FA	30 gm AqRegia/AAS	50 gm FA	50 gm FA	50 gm FA	50 gm FA	50 gm FA
Primary Laboratory	ALS, BNE PM212	ALS BNE PM209,	Amachem BNE FA2	Analabs Sol Is Tech 313	Analabs Sol Is Tech 313	Analabs Sol Is Tech 313	Analabs BNE	Analabs BNE
Check Laboratory	Amachem, FA6 Analabs Sol Is Tech315	Analabs Tech313 Amachem FA2		Analabs Sol Is Tech 315	Analabs Sol Is Tech 315		ALS, BNE	ALS, BNE

Assay Laboratories:

- Analabs, Brisbane
- Analabs, Solomon Islands
- Analabs is now part of the SGS Group of companies.
- ALS—Australian Assay Services (Now ALS-Chemex), Brisbane
- Amachem, Brisbane. Details unknown.

Hellman and Schofield were not involved with the project prior to 2005 and could not comment on the sample handling and security measures used during these drilling and sampling programs.

A total of 103 diamond drill holes have been drilled by ASG during 2005 and 2006. On-site sample preparation facilities were re-commissioned in 2005 with all sample preparation being completed in the Solomon Islands and pulps dispatched to ALS in Brisbane for analysis. The sample preparation protocol used is shown in Table 13-1.

The on-site sample preparation facility utilised a jaw crusher, riffle splitter and a pulveriser. Work was completed by employees of ASG. The sample drying facility was a converted cargo container. The original LM1 pulveriser was replaced in 2006 by a LM5 pulveriser. This was done after recognition that the LM1 sample preparation protocol was inferior to previous protocols used Table 13-2 and the LM5 provided the means to pulverise a larger sample volume.

Table 13-2: Sample Preparation Protocols, 2005-2006

Protocol	1	2
Year	2005	2006
Drill Holes	DDH001-036	DDH037-103
Material	Quarter Core	Half core
Crush	Jaw crush	Jaw crush
Split	1.5 kg	3 kg
Pulveriser	LM1 - 1.5 kg	LM5 - 3 kg
Split	500 gm	500 gms
Assay	30 gm FA	50 gm FA
Laboratory	ALS	ALS
Method—Au	AA25u	AA26
Elements—other	1—Ag Cu Pb Zn (selected samples only) 2—Multi element (selected intervals only) 3—Leachwell Gold (selected intervals only)	Ag As Ca Cu Fe S
Method—other	1—ME—OG46 2—ME—ICP41s 3—Au-AA15k	ME-ICP41s

Assay Laboratory:

ALS, Brisbane, Operating Std ISO 17025.

For drill programs completed by ASG in 2005 and 2006 the following sample handling and security protocols were in place:

- Company personnel or approved contractors are the only people allowed on the drill site.
- Company or approved personnel will be present at all times on the drill site.
- Drill core is only removed from the drill site for transport to the Gold Ridge Mining Limited core logging/ processing facility in Honiara.
- Once drill core is placed in the core box, the only persons allowed to handle the core are company geologists.
- Core boxes must only be placed on stable level ground within the confines of the drill site.
- Metal lids are placed over each core box on completion of on-site geotechnical logging. Lids are secured by rope and core boxes stacked ready for transport.
- On completion of a drill hole, core is to be transported to Honiara at the earliest opportunity by the supervising geologist or senior field technician. If for any reason core cannot be removed promptly, security is to be maintained by the presence, on site of a company representative.
- During drilling operations, core boxes are transported to Honiara daily. More frequent pickups are done during periods of high core production. Core boxes are transported on the tray back of a light 4WD vehicle.
- Core boxes are delivered directly to the GRML core logging/sample preparation facility at Honiara, which is in a secured compound with 24 hour security personnel.
- Only GRML geologists and sample technicians are allowed to handle core or samples.
- Samples are dispatched to ALS in Brisbane usually on a weekly basis via a Pacific Aircargo charter flight. Samples are packed in sealed, labelled cardboard cartons
- Samples are delivered to Pacific Aircargo by GRML Geology Dept. staff the day before departure to enable the processing of required documentation.

- The PacAircargo facility is a secure cargo warehouse, located only 300 m from the GRML compound.
- On arrival in Brisbane the sample shipment is held in PacAircargo's secure warehouse until inspected by Aust. Govt Quarantine and Customs officials.
- Once cleared by Quarantine and Customs staff, the shipment is road transported to the ALS laboratory for analysis.

13.1 Sampling Procedures

13.2 Bulk Densities

Bulk densities have been determined on the basis of oxidation type. The Gold Ridge data base contains 7,249 bulk density data values from Cyprus-Arimco diamond drill holes. Ross Mining carried out 664 bulk density determinations on samples the metallurgical drilling program, although the raw data is no longer available.

The method used for bulk density determination was the water immersion method.

Check determinations on the Ross Mining samples, by AMMTEC metallurgical laboratory in Perth, at the time showed that values for air dried samples were generally about 8% higher than oven dried samples. The procedure of determining bulk density was modified to include oven drying. The data acquired by Cyprus-Arimco used air dried samples and so was not used in the 1996 resource estimates.

Monthly Mine Production reports have revealed a reconciliation problem between the bulk densities determined from exploration samples and those back-calculated from mill weightometer and survey volumes (Table 13-3).

Table 13-3: Valehaichichi Bulk Density Values

	Bulk Density		
Data Source	Oxide	Transitional	Fresh
Diamond core	1.72	2.00	2.26
Mill weightometer	1.72	1.90	2.10
% Difference	0%	• 5%	• 7%

A number of potential causes were suggested including:

- Inappropriate density determination techniques
- Incorrect survey volumes
- Biased truck counts
- Inconsistent loading of trucks
- Inaccurate weightometer calibration
- Inaccurate moisture determination.

Investigations at the time apparently found no obvious cause.

Updated resource estimates by Delta (Abbott 2000, unreported), used modified bulk density values for Valehaichichi but maintained the original Ross Mining bulk density values for the other resource areas.

Values used in the current feasibility study (Table 13-4) for Valehaichichi, Kupers and Dawsons are those determined by Ross Mining (James 1996) and for Namachamata are from Abbott 2000. Because of the uncertain cause of the discrepancy between mine and mill data from Valehaichichi this has not been accounted for in the current study.

13.3 Allied Gold

Under the management of Allied Gold the Gold Ridge operation will be adopting all the drilling and sampling procedures that are currently in place at Allied's Simberi Gold Project. The Author has reviewed and documented these procedures in the Revised Technical Report "Simberi Gold Project, Simberi Island, Papua New Guinea". These procedures are considered to be of industry standard or better and applicable the Gold Ridge geological environment.

The Author recommends a review of the drilling and sampling procedures at Gold Ridge approximately six months after commencement to ensure they have been implemented appropriately and correctly.

Table 13-4: Bulk Density Values

	Ross Mining	
Valehaichichi	**data**	**B.D.**
Oxide	12	1.72
Transitional	21	2.00
Fresh	204	2.26
	Ross Mining	
Kupers	**data**	**B.D.**
Oxide	6	1.67
Transitional	10	1.94
Fresh	146	2.33
Dawsons		
Oxide	5	1.64
Transitional	25	2.06
Fresh	227	2.31
Namachamata	**Delta**	
Oxide	unknown	1.80
Transitional	unknown	2.20
Fresh	unknown	2.30

14.0 DATA VERIFICATION

14.1 Drilling and Data Sources

(after Hellman and Schofield, 2008)

Historical data (pre-2005) used for the resource estimates was retrieved from four Gemcom format access databases supplied by ASG:

GCDBGR.mdb	Gold Ridge exploration drill hole database.
GCDBKG.mdb	Kupers grade control drill hole database.
GCDBNG.mdb	Namachamata grade control drill hole database.
GCDBVG.mdb	Valehaichichi grade control drill hole database.

These drill hole databases have not been rigorously verified by the author due to the lack of available data originals.

Data acquired by ASG in 2005 and 2006 was collated and managed by the author using a new MS-Access database built and customised for the Gold Ridge project.

14.1.1 Quality Control

No pre-2005 QA/QC data is available for analysis, at the present time and no relevant sample material exists for check assaying. Therefore evaluation of the assay data quality for all data acquired pre-2005 is based on discussions and data presented in previous feasibility and resource reports.

Arimco 1990, Evaluation of the Gold Resources at Gold Ridge (Reveleigh 1990)

Concerns about poor reproducibility of duplicate and replicate assay results, obtained from Analabs and Fox Anamet laboratories, led to an investigation by Australian Geostandards. The outcome of this investigation, based on regression analysis, was a ranking of the confidence attributable to the assay results according to analytical method (Table 14-1). Five ranked levels of confidence were defined:

Table 14-1: Arimco Assay Confidence Levels

Level	Explanation
Complete	No variations or significant departures from true grade
Reasonable	Few variations from true gold values.
Limited	Occasional highly inaccurate values, but most assays show reasonable correlation
Poor	Some correlation but considerable variation, including some extreme values
No	No relationship between grades shown and true values.

At Valehaichichi 3% of assays, available at that time, were considered to have complete confidence, 53% of assays limited confidence and the remaining being poor or no confidence.

At Kupers only 14% of the assays, available at that time, were considered to have limited confidence or better.

At Dawsons 81% of assays, available at that time, were considered to have poor to limited confidence with no confidence in the remaining assays.

Without access to the original data and the Australian Geostandards reports, it is not possible to assess the reliability or validity of this analysis. It is not known which assays in the current database were assigned to which confidence category. Concerns were based primarily on the reproducibility of duplicate assays and do not indicate that any grade bias exists.

Australian Geostandards also concluded that problems with sampling and sample preparation contributed to most of the analytical problems. Consequently improvements were made to the on-site sample preparation facilities with the introduction of a hammer mill to reduce the jaw crusher products from a nominal particle size of 8 mm to 1.5 mm prior to splitting and dispatch to the assay laboratory.

As a result of this study the use of assay standards and routine replicate check assaying was introduced (from hole GR342 and RC247 onwards). However data from these check programs is not available.

Ross Mining NL, Geology and Resource Evaluation 1996 (James 1996)

Ross Mining carried out a number of routine checks to monitor and ensure assay quality. Unfortunately, as with the earlier drilling programs discussed above the quality control data derived from these programs is not available. The checks included:

- Repeat assays of pulps by the (same) laboratory (Analabs, Brisbane)
- Duplicate assaying of re-split samples by independent laboratory (ALS).
- Repeat assaying of pulps samples by independent laboratory (ALS).
- The use of assay standards.
- Coarse Blanks.

The results of the repeat assaying program are summarised in Table 14-2 below.

Table 14-2: Repeat Pulp Assay Results by Primary Assay laboratory

Type	data	Assay Mean		difference	precision
		Au_original	Au_repeat		
DDH	933	2.81	2.72	3%	55%
RC	1,680	2.60	2.50	4%	87%

The differences between the means are not significant but the levels of precision are extremely poor for duplicate assays of the same pulps. A precision of between 10 and 20% would be more consistent with industry outcomes.

Checks completed by the independent laboratory included duplicate assay results of re-split samples (181 data) and repeat assaying of pulps from entire 'economic' intersections.

The duplicate assay results of Table 14-3 show a reasonably large difference between the means of the two populations (~10%) and a level of precision that is similar to or better than that achieved between

repeat pulps assays (Table 14-2). The repeat pulp analysis of complete intersections produced a very good result in terms of the comparison of overall grade and grade distribution but the scatter of data was very broad, with a correlation of only 0.79 and a precision of 245%. It is not immediately obvious why the pulp assay precision from the independent laboratory should be so much worse than the precision for the re-split duplicates from the same laboratory, which should theoretically be the higher of the two values.

Table 14-3: Duplicate Sample and Repeat Pulp Assay Results by Independent Laboratory

Type	data	Assay Mean		difference	precision
		Au_original	Au_duplicate		
Duplicates	181	1.38	1.24	10%	46%
Repeat (intersections)	523	3.78	3.77	0%	245%

Two assay standards, supplied by ORE Laboratories, were used. These were referred to as the "Red" standard (Au = 2.48 g/t) and the "Yellow" standard (Au = 1.37 g/t). Standards were inserted into the sample stream at a rate of 1 in 40. The results are not well presented but it appears that the mean grade actually reported by the primary laboratory (Analabs) was 3.00 g/t for the Red standard and 1.65 g/t for the Yellow standard. These differences are substantial being about 20% higher than the recommended values for both standards.

Check assaying of left over standard material by neutron activation analysis reported values of 2.98 g/t for the Red standard and 1.65 g/t for the Yellow standard and appears to have verified the higher grades, suggesting that the recommended grades were not correct. Further check assaying by the independent assay laboratory for a sub-set of 57 Red and 59 Yellow standards, produced results very close to the recommended values (Red standard = 2.51 g/t, Yellow standard = 1.37 g/t). These two sets of check results conflict with each other and it is unfortunate that it is not possible to investigate and resolve this dilemma retrospectively. It would seem unlikely however that the recommended values of two standards are incorrectly reported, to the same degree of difference, by the supplier of the standards.

Ross Mining NL, Geology and Mineral Resource Estimate—Dawsons and Kupers (James & Hague 1999)

Duplicate assay data from two laboratories (ALS and the on-site Gold Ridge Mining Lab) are compared. For Dawsons the Gold Ridge lab produced better precision than ALS (37% compared to 60%) but was less accurate with a global difference of 6% between duplicate pairs. ALS data showed a difference of only 1.5% after removing a single outlier pair. For Kupers both labs reported small differences between the means of duplicate pairs (3-4%) but similar levels of precision to those reported for Dawsons.

Standards and blanks were not routinely used. Results for an internal laboratory standard were analysed but this data is not a very useful check on laboratory performance as the true values and location of the samples are known to the lab. Not surprisingly the results showed only a small (2%) deviation from recommended values.

Data from a large number of field duplicates are presented. Duplicates of samples originally analysed at ALS were sent to the Gold Ridge lab and vice versa. The results showed surprisingly good repeatability considering that different labs were used (Table 14-4).

Table 14-4: Field Duplicate Results from Ross Mining

Original Lab	ALS			
	GRML	ALS	GRML	ALS
Data Range	All data		0.3 to 10 ppm	
Data	141		100	
Mean Au	3.13	2.47	1.33	1.31

Original Lab	GRML			
	GRML	ALS	GRML	ALS
Data Range	All data		0.3 to 10 ppm	
Data	720		531	
Mean Au	2.68	2.72	1.67	1.66

Estimation of Recoverable Resources, Valehaichichi Gold Deposit, Solomon Islands (Hellman & Schofield 1998)

Sample recovery versus gold grade and sampling precision were discussed in this report.

Although no statistical relationship could be seen between sample recovery and gold grade, a tendency for higher gold grades to occur in samples with higher recovery was raised as a concern. It was suggested that either some natural tendency for lower grade material to generate lower recoveries or some flaw in the sampling method was the cause of this. This analysis is related to RC sampling.

Sample precision of repeat assays showed very poor precision of 106%. The data was strongly affected by very poor precision for samples below about 0.3 g/t Au and at high grades. A subset of the data trimmed to the range of 0.3 g/t to 6 g/t gold showed a precision of about 23%. There was no indication of global bias in the assaying for this range.

Field sampling precision, derived from the first split and therefore representative of the entire sample preparation and assaying process, was also analysed, A precision of 63% was determined from 116 samples. The average gold grade of the repeat assays was also about 10% less than the original.

The problems were considered to be consistent with the observations of coarse gold, particularly in oxide zones. It was suggested that better results would be obtained by processing larger sample volumes.

14.1.2 Drilling Completed by ASG 2005-2006

Data acquired by ASG from 2005 onwards has included appropriate quality control measures such as the use of blank samples, assay standards and crusher duplicate samples as well as laboratory replicate fire assay samples.

Four different assay standards covering a range of grades from 0.7 to 4.5 g/t were used. Summary statistics and trend graphs, showing the percentage difference between reported standard values and accepted values over time are shown below (Table 14-5, Figure 14-1 and Figure 14-2). A small number of standards showed large differences that were clearly labelling problems, and were corrected. The average results are very close to the accepted values for all four standards used. The two graphs show the differences plotted as a percentage of the accepted value. Most values fall within the +/-5% limits shown but there are some extreme differences. An interesting feature of Figure 14-2 is that there is clearly greater spread of data in the results from the 30 gm fire assays reported in 2005 compared to the 50 gm fire assay results from 2006.

Table 14-5: Reported Assay Standard Averages Grades

	Accepted value	Average Reported Value
oreas 50P	0.73	0.72
oreas 6Pb	1.43	1.4
oreas 60P	2.6	2.57
oreas 61Pa	4.46	4.47


Gold Ridge: Assay Standards

Figure 14-1: Reported Assay Standard Results versus Time—for all Standards


Gold Ridge: Assay Standards
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
-40.0
-50.0

Figure 14-2: Reported Assay Standard Results versus Time—for each Standard

Assay standards are a measure of the accuracy of the final assay values reported by the laboratory. They have not been subjected to the same sample protocol as the actual samples and so provide no information as to the quality of the sub-sampling and sample preparation. All standards behave in a similar way and there are no problematic trends in the data that give cause for concern. Most of the results outside the +/-5% limits report low and it is therefore highly unlikely that the analytical results over-state the grade of the material sampled.

Blanks (coarse material) are used to clean the sample preparation circuit, to check for cross-contamination between samples and also to provide a very low (below detection) grade assay standard. Material used was river pebbles sourced from a location away from known mineralisation. Blanks were inserted at the beginning of each hole and at selected intervals, where alteration and mineralogy was indicative of possible high grade gold or where visible gold was recorded. The reported results (Figure 14-3) show some low level gold grades, with only one result reporting greater than 0.1 g/t Au (0.22 g/t). Again there is a tendency to greater scatter in the results from the 30 gram fire assay batches compared to the 50 gram fire assay results.


Gold Ridge Blank Sample Assays
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
0
50
100
150
200
250
300
order of insertion

Figure 14-3: Reported Assay Blank Results vs. Time

The data reported shows there is no evidence of a problem caused by cross-contamination of samples.

The existence of low levels of gold in the original blank material cannot be ruled out without exhaustive assaying and testing. A useful and practical way to determine whether reported gold is from the blank itself or from contamination is to prepare blanks as numbered pairs. Coarse crush the material to be used, split into two identical halves using the riffle splitter and label each half with the same sample number. Use one half as a routine blank. When results are reported, for any samples above a specified grade threshold, the retained half can be prepared and sent for assaying as a discreet batch without any normal samples (that could provide a source of contamination). If these samples also report similar low level gold grades then the gold is almost certainly not from sample cross-contamination.

Sample duplicates are used to provide a measure of the error in the assay data attributable to sample preparation. Mineralised materials are generally not homogeneous and usually the commodity of interest (gold in this case) is only present in low concentrations. The process of reducing the volume of material from one metre of half-core to 50 gm of pulp requires the reduction of sample volume in several discrete stages. In general the rule is always to reduce sample particle size before reducing sample volume. Hence the half-core fragments are crushed (nominally to 2 mm) before splitting. The split fraction is then pulverised to 75 um before the separation of 500 gm of pulp, from which the 50 gm fire assay charge is taken, is sent to the laboratory. The sample error (or difference between grades of split fractions) is greatest between splits of coarse material, as the gold is present in fewer particles, compared to very fine grained pulp material where the gold is (hopefully) more evenly spread though the material in many particles. Therefore the maximum sample error is between duplicate samples taken at the jaw crusher stage, rather than two fire assay charges taken from the same sample pulp.

A total of 336 jaw crusher duplicates have been assayed during the 2005 and 2006 drill programs. Analysis of these results is by simple evaluation of summary statistics, scatter plots, QQ plots and precision plots (Figure 14-4 to Figure 14-6). The data has been trimmed to 10 g/t removing three sample pairs because they have considerable impact on the analysis.

The mean of the two data sets are effectively identical indicating that there is no obvious global bias produced as a result of splitting the sample at the relatively coarse size after crushing. The correlation coefficient between the two datasets as shown on the scatter plot is only 0.8 and there is an obvious deterioration in the relationship above 2 g/t gold.

The QQ plot, which is a direct comparison of the histograms of the two datasets, shows the two histograms are very similar.

The level of precision between the two datasets is relatively poor at +/-42% at the 78% confidence interval. This level of precision between crusher duplicates, though significantly higher than recommended, is not uncommon in gold deposits particularly where visible gold is present.



Figure 14-4: Reported Duplicate Assay Results—Scatter Plot



Figure 14-5: Reported Duplicate Assay Results—QQ Plot


Paired Data Precision plot
Pair Absolute Difference
Pair Average
Data Statistics

Figure 14-6: Reported Duplicate Assay Results—Precision Plot

There is no evidence to suggest that the new assay data collected from the 2005 and 2006 drilling programs is in any way compromised due to poor sampling or analytical practices. However it is important to understand that the new drilling, completed as part of the current feasibility study, still only represents 9% of the total diamond and RC meters drilled on the project (after excluding the pre-Ross RC holes).

Sample recovery, as a percentage of the total assay interval has been recorded routinely for the diamond drill holes completed in 2005 and 2006. A plot of gold versus core recovery (Figure 14-7) shows no significant correlation between the two variables. There is however a tendency for higher grade samples to have higher recovery.


Scatter plot
gold
rec
Data Statistics

Figure 14-7: Gold Grade vs. Recovery DDH001-103

14.1.3 Drilling Completed by ASG 2007-2008

Assay results of Standards used during drilling programs in 2007/08, on average, show very close agreement with the accepted values (Table 14-6) with the mean value of all seven standards used being within +/-3% of the accepted value.

Table 14-6: Reported Assay Standard Averages Grades (2007-08)

	Accepted value	Average Reported Value
oreas 15Pa	1.02	1
oreas 6Pc	1.52	1.56
oreas 15Pc	1.61	1.56
oreas 60B	2.57	2.55
oreas 60P	2.6	2.62
oreas 61Pa	4.46	4.39
oreas 61D	4.76	4.87

There is though more scatter in the data with a larger proportion of outliers being reported than in the earlier drilling programs in 2005 and 2006 (Figure 14-8).

Gold Ridge: Assay Standards 2007-2008



Figure 14-8: Reported Assay Standard Results vs. Time—for all Standards (2007-08)

There are no obvious or problematic trends in the data that give cause for concern. Most of the results that fall well outside +/-5% limits report lower than the accepted value and it is therefore highly unlikely that the analytical results over-state the grade of the material sampled.

The results of Blanks inserted into the sample stream are again more variable that previous programs (Figure 14-9). The blanks used by ASG are collected from local sources and may from time to time report low level gold values. It would be worthwhile ensuring that the source is appropriate so that the results are more meaningful.

Gold Ridge Blank Sample Assays—2007/08


grade g/t
order of insertion

Figure 14-9: Reported Assay Blank Results vs. Time 2007/08

The results of duplicate analyses show similar levels of repeatability. The original values are on average 7% lower than the duplicate values after removal of one high grade outlier pair (Figure 14-10 and Figure 14-11). The level of precision is poor but similar to that previously reported at ~ +/-50% at the 76% confidence interval (Figure 14-12).



Figure 14-10: Reported Duplicate Assay Results—Scatter Plot (2007/08)



Figure 14-11: Reported Duplicate Assay Results—QQ Plot (2007/08)



Figure 14-12: Reported Duplicate Assay Results—Precision Plot (2007/08)

14.2 Grade Control Data and Production Reconciliation

In the absence of appropriate and comprehensive QA/QC data for the Cyprus-Arimco and Ross Mining drilling programs, the validity of the reported assay data, which still comprises the majority of data used in the estimation of the gold resources, can be indirectly assessed by comparing directly against assay data acquired from RC grade control drilling, during active mining operations and the subsequent reconciliation of grade control gold grades with mill production gold grades.

In the view of H&S, this ability to use production outcomes to assess the overall accuracy and spatial distribution of gold grades mitigates the problem of appropriate resource classification, under the CIM Standards, that would otherwise have arisen as a result of the lack of QA/QC data.

To compare the exploration data with the grade control data the same approach was used as described for comparing the twinned diamond and RC holes. The exploration and grade control datasets for the Valehaichichi were searched for paired data with 5 m • 5 m horizontal and 3 m vertical search radii.

Comparison of paired data from these two data sets shows that for both oxide and fresh samples both grade control and exploration samples have similar histograms and mean gold values (Figure 14-13 and Figure 14-14). For fresh samples the mean grades of the two sample types are very similar.


Q-Q Plot
Data Statistics
Pearson
Spearman
no. data 1040 / 2971

Figure 14-13: QQ Plot of Grade Control RC and Exploration DDH and Ross RC Assays Fresh Samples


Q-Q Plot
Data Statistics
Pearson
Spearman

Figure 14-14: QQ Plot of Grade Control RC and Exploration DDH and Ross RC Assays Oxide Samples

Although comparison to the grade control data is meaningful in itself the validity of this comparison is enhanced by subsequent reconciliation of mill production versus grade control. Data compiled from monthly mine production reports shows that for all but four of the 22 months of production the back-calculated mill head grade was higher than the grade control predicted head grade by an average of 9% (Table 14-7 and Figure 14-15).

Although it is beyond the scope of this study to investigate the discrepancy between the grade control predicted grade and mill grade, there are a number of possible reasons for this apparent under-estimation of grade by grade control, which include:

- Poor sampling for grade control (loss of high grade)
- Grade control assays reported low by the laboratory
- Poor modelling of GC data
- Ore loss and or dilution during mining
- Error in the mill back-calculated grades due to under reporting of tonnes or overstating of tails grade.

Table 14-7: Valehaichichi Monthly Mill Grade vs. Grade Control Grade

Month	tonnes	Mill	GC	GC % Difference
Aug-98	127,901	1.87	1.89	1%
Sep-98	184,671	2.15	1.84	• 17%
Oct-98	201,198	2.38	2.06	• 16%
Nov-98	185,091	1.75	1.63	• 7%
Dec-98	211,445	1.81	1.53	• 18%
	910,306	**2.00**	**1.78**	**• 12%**
Jan-99	184,485	1.82	1.79	• 2%
Feb-99	179,006	1.69	1.61	• 5%
Mar-99	206,903	1.90	1.99	5%
Apr-99	218,818	2.03	1.80	• 13%
May-99	229,889	1.90	1.55	• 23%
Jun-99	185,758	1.59	1.52	• 5%
Jul-99	193,400	1.40	1.35	• 4%
Aug-99	214,641	1.53	1.53	0%
Sep-99	222,934	1.96	1.81	• 8%
Oct-99	224,047	1.56	1.55	• 1%
Nov-99	229,879	1.57	1.51	• 4%
Dec-99	240,297	1.85	1.70	• 9%
	2,530,057	**1.74**	**1.64**	**• 6%**
Jan-00	238,380	2.45	2.19	• 12%
Feb-00	179,828	2.74	2.09	• 31%
Mar-00	196,791	1.87	1.91	2%
Apr-00	175,771	1.65	1.78	7%
May-00	175,231	2.31	1.88	• 23%
	966,001	**2.21**	**1.98**	**• 12%**
Total	**4,406,364**	**1.90**	**1.75**	**• 9%**


Mill vs Grade Control Head Grade
g/t
3.00
2.80
2.60
2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
Mill
GC
Aug-98
Sep-98
Oct-98
Nov-98
Dec-98
Jan-99
Feb-99
Mar-99
Apr-99
May-99
Jun-99
Jul-99
Aug-99
Sep-99
Oct-99
Nov-99
Dec-99
Jan-00
Feb-00
Mar-00
Apr-00
May-00

Figure 14-15: Valehaichichi Monthly Mill Grade vs. Grade Control Grade.

On the basis of this analysis it is reasonable to conclude that the exploration assay data is reasonably accurate and representative of the Gold Ridge mineralisation.

14.3 Author's Verification

14.3.1 Site Visit

The Authors visited Gold Ridge between 27 January 2011 and 30 January 2011.

The current grade drilling and sampling operations were observed and sample storage facilities visited.

The mining operation and plant facilities were also inspected. Mining operations have recently recommenced and an ore stockpile is being built on the ROM pad in anticipation of the processing plant's recommissioning late in the first quarter of 2011.

15.0 ADJACENT PROPERTIES

The Solomon Islands is positioned in geologically favourable settings for mineralisation and exploration companies have continued for decades to be interested in the mineral potential of the Solomon Islands. The South Pacific Applied Geoscience Commission has referred to the Solomons as 'perhaps the most prospective Pacific Island Country for Minerals after PNG'. There are 18 other prospecting licenses, or applications for licences, held by eight mining/exploration companies, besides Gold Ridge, on Guadalcanal Island. Five tenements are adjacent to the Gold Ridge SPL (Figure 15-1). In addition Newmont are reported to have reconnaissance permits over most of Guadalcanal. Newmont works in the Solomon Islands through Australian Resource Management.


575000 mE
600000 mE
625000 mE
650000 mE
675000 mE
700000 mE
8975000 mN
8950000 mN
8925000 mN
8900000 mN
Terra Search Pty Ltd

Figure 15-1: Solomon Island Mineral Tenements

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Section 16.0 has been prepared by Battery Limits Pty Ltd under the supervision of Tony Showell.

16.1 Metallurgical Testing

16.1.1 Introduction

The Gold Ridge processing plant treated 4.4 million tonnes of ore from the Valehaichichi pit from August 1998 until the plant was shut down due to escalating civil unrest in June 2000. The plant produced approximately 210,000 ounces of gold at a mean gold recovery of around 78%. Gold recovery generally trended downwards during the period of operations ranging from a high of 86% in May 1999 to a low of 68% in April 2000 as shown in Figure 16-1.


250,000
200,000
150,000
100,000
50,000
0
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
Aug-98
Nov-98
Feb-99
May-99
Sep-99
Dec-99
Mar-00
Month
Tonnes Treated
Gold Recovery

Figure 16-1: Ross Mining Process Plant Performance

A review of plant operating data undertaken by ASG highlighted a number of plant operating problems contributing to the low gold recoveries during the period of plant operations. These included low plant availability, high viscosity and associated low slurry density, increased grind particle size and reduced leach retention time, both resulting from higher than design plant throughput. ASG also concluded that the refractory nature of some of the fresh (sulphidic) ore was primarily responsible for decreased recovery in latter operations.

In 2005 ASG initiated a metallurgical testwork programme to resolve the reasons for the poor metallurgical performance within segments of the deposits. Other aims of this phase of testwork were to provide leach performance criteria for treatment of ores from the Namachamata, Kupers and Dawsons deposits. This included comminution, cyanide detoxification, viscosity, agitation and thickening testwork.

Ammtec Laboratory (Ammtec) in Perth was selected as the testing facility to conduct the comminution, gravity-leaching and cyanide detoxification testwork programmes. Selected head samples were sent to Roger Townend & Associates (Roger Townend) for mineralogical examination. Selected leach residue samples were sent to vendors: GL&V for thickening testwork and to Lightning Mixers for agitation testwork.

In consultation, ASG and Ausenco engineers selected the testwork samples from new PQ diamond drill core from the Namachamata, Kupers, Dawsons and Valehaichichi deposits. The sample selection was divided into three alterations, based on surface weathering effects—oxide, transition and fresh. Leachwell analyses were conducted to provide an indication of cyanide extractable gold. This, along with lithology, was used to further subdivide the samples into characterisation categories. Characterisation composites were subsequently selected based on alteration, grade, lithology and the cyanide extractable gold indicator.

A supplementary metallurgical testwork program (2006) was conducted on additional drill core from the 2006 drilling campaign together with some remaining core from the 2005 drilling. The aim of the testwork from the combined 2005 and 2006 drilling campaign was to generate additional data for further ore characterisation in order to determine metallurgical recoveries of the resource domains or sections of the domains.

16.1.2 Summary of 2005/2006 Testwork Results

Conclusions and observations from the testwork programmes on samples from the ASG 2005/2006 testwork campaigns were as follows:

- The Gold Ridge ores were considered to range from "free-milling" to refractory. Processing by conventional cyanidation resulted in a range of gold recoveries.
- Head analyses of each prepared composite showed considerable variability in repeat gold fire assay results suggesting the presence of coarse gold.
- Mineralogical examinations of subsamples from each of the oxide composites showed that the dominant component observed in the heavy fraction was generally goethite, titanium oxides and manganese oxides. Gold observed in the samples was generally liberated or attached to gangue or goethite.
- Mineralogical examinations of the transition and fresh samples showed the dominant component observed in the heavy fraction was pyrite, generally as crystals and often as aggregates. Minor marcasite was also present. Arsenopyrite was found to be commonly present in accessory to trace proportions and often occurred as clusters of rhombs in gangue and gangue-ridden pyrite. Arsenopyrite was also shown to rim pyrite and marcasite. Electrum (gold + silver) and free gold were often observed and at a range of sizes from 1 micron to over 200 microns. Other trace minerals often included galena, sphalerite and chalcopyrite.
- Mineralogical studies indicated that the dominant gangue component in the light fraction for all samples is generally quartz, often followed by kaolin, muscovite, feldspar, ankerite and chlorite.
- The comminution results indicated the fresh and transitional samples tested were soft to moderately hard, with low abrasiveness indicating low energy demand and media consumption per tonne of ore treated. A relatively high ball charge would therefore be required to achieve grinding in the low aspect SAG mill as installed at Gold Ridge. The comminution parameters indicated a potential for mild scat production or critical size build-up in the SAG mill when treating ore typical of fresh material from Kupers.
- A significant variability was observed between the metallurgical testwork results for the oxidised and fresh/transitional classifications of the four ore deposits. The variance suggested that the degree of weathering has significant impact on the metallurgical performance of the ores.
- A significant variance was observed within the gold recovery testwork results for the fresh/transitional material from the four deposits.
- Grind sensitivities on selected composites from Kupers, Dawsons and Valehaichichi indicated little benefit in decreasing the grind size from a P_{80} of 125 microns to 75 microns.
- Gravity-leach test kinetic curves were shown to be variable. Leaching of the oxide samples was generally complete after eight hours. A portion of the fresh and transitional samples were still leaching beyond 24 and 32 hours.
- Oxide samples consumed more cyanide and lime than transition and fresh samples. The lime consumption for the oxide material was found to be comparable to previous plant operating conditions. Cyanide consumption indicated from the testwork was higher than experienced in operations.
- Oxygen uptake testwork indicated that the samples tested were not high oxygen consumers.
- Viscosity testwork conducted at densities ranging from 38 wt% to 55 wt% solids confirmed the viscous nature of oxide slurry of the Gold Ridge ore.
- Tailings thickening testwork indicated an optimum tailings density of 47 to 50 wt% solids.
- The INCO air/SO2 process for cyanide destruction was shown to be effective in removal of weak acid dissociable cyanide (CN_{WAD}) from the CIL tailings.
- Investigations of each deposit by drill hole, sample location and gold recovery indicated that gold recovery does not necessarily reduce with increasing pit depth.
- Residue leach diagnostic tests conducted on selected characterisation composite samples showed that the cyanide soluble gold loss in the oxide samples (typically $<10\%$) is mainly attributed to gold

associated with carbon. This may be gold locked in carbonaceous material in the ore or gold being absorbed by preg-robbing carbonaceous material. Gold loss for the fresh and transitional material (typically 15-35%) is mainly attributed to gold associated with sulphides (>70%), with over 40% being attributed to arsenopyrite.

- Gold recovery was shown to correlate with the arsenic content for the fresh and transition ores. It was therefore proposed that arsenic head assays be used as the basis for estimating gold recovery within the resource domains. A relationship between the arsenic head grade and gold recovery for transition and fresh ores was developed from the test data:
  - if the arsenic value is <200 ppm then recovery = 89%
  - if arsenic is >200 ppm and <1000 ppm then gold recovery is 1094.2 times the arsenic head grade raised to the power of • 0.4607
  - if arsenic is >1000 ppm then recovery = 34%.
- Gold recovery was shown to be independent of arsenic grade in the oxide ore samples tested and therefore the relationship developed for transition/fresh ore types does not apply to oxide ores.
- An analysis of the assay data showed that a higher proportion of arsenic and gold mineralisation occurs in high grade arsenic areas for the Valehaichichi and Namachamata pits, than for the Dawsons and Kupers pits.
- The gold recovery relationship was used in a method developed by IMC to estimate gold recoveries in their Whittle program. IMC developed a polygonal method for calculation of volumes within each pit. Polygons were generated according to the spatial density of the drilling and their location within the proposed pits. A weighted average arsenic value for each polygon was calculated which then allowed a calculation of the gold recovery for each polygon. The average arsenic values ranged from a high of 900 ppm for a polygon within the Namachamata pit, to (several) polygon areas with arsenic values below 200 ppm.

Average gold recoveries by ore type and by pit, as calculated from the arsenic head grade regression algorithm developed from testwork and used in IMC polygon method, are summarised in Table 16-1.

Table 16-1: Average Gold Recovery by Ore Type and Pit

	Gold Recovery by Ore Type		
Pit	Oxide	Transitional	Fresh
Valehaichichi	90	73	73
Namachamata	91	68	68
Kupers	89	81	81
Dawsons	95	85	85

104 holes within the drill data base of 1254 holes contained arsenic assay data used to develop the polygons and estimate the arsenic distribution in the resource. This is less than 10% of the drilling data for the project. This low reference data base was identified in the risk analysis as a high project risk area for short term ore supply to the mill. Mitigation steps identified for mine operations were to identify arsenic grades in ore ahead of mining by grade control drilling well in advance of mining operations. This method provides an ability to limit any potential high grade arsenic ore supply by addressing ore production planning.

16.2 Arsenic and Recovery Variability Testwork

A further review of the previous feasibility testwork results, and the arsenic/gold recovery relationship, was undertaken by BatteryLimits in January 2010. The main conclusion made from this review was that there is a degree of uncertainty in application of the Ausenco predictive metallurgical models for recovery due to:

- The limited number of gravity/leach samples in the data base
- The high variability in arsenic and GRG assays
- Use of a single population to model global ore recoveries from four deposits.

BatteryLimits recommended further variability testwork be undertaken to develop more confidence in prediction of gold recovery for each ore deposit, taking in to account carbonaceous material content, arsenic content and content of other trace elements including copper, nickel, mercury and zinc. GRML has since commissioned a new phase of testwork to further investigate recovery variability.

Representative composite Namachamata drill samples of varying arsenic levels were selected by site geologists for the testwork. Three types of tests were conducted on each sample:

- Cyanide (CN) Soluble Gold—this test is conducted at very high cyanide concentration and Leachwell• reagent addition to determine the maximum amount of cyanide soluble gold in each sample
- Plant Simulated Conditions—this test is conducted at similar grind size, gravity recovery, and leaching parameters in accordance with the design of the refurbished plant
- Improved Plant Conditions—this test is conducted with conditions simulating potential improvements that could be made to the current process plant by installing a new ball mill to decrease grind size, and additional leaching tank capacity to increase leach time

The preliminary results from this initial phase of testing are presented in Table 16-2.

Table 16-2: Preliminary Gold Recovery Testwork Results

	Head Grade		Au Recovery %			
Sample	**Au g/t**	**As ppm**	**CN Soluble Test Leachwell•**	**Simulated Current Plant**	**Improved Plant Potential**	**Ausenco Model Calculated**
1—Low As	1.71	130	91	80	86	89
2—Med As	2.52	560	86	80	84	59
3—High As	2.88	2060	75	61	69	34
4—Low As	2.11	130	95	91	92	89
5—Med As	2.88	580	85	80	80	58
6—High As	3.08	1930	81	65	77	34

The testwork results are plotted in Figure 16-2.


Predicted Recovery and Testwork Gold Recovery
y = -0.0075x + 92.112
R² = 0.86
y = -0.0084x + 88.955
R² = 0.8132
y = -0.012x + 86.953
R² = 0.9017
CN Soluble
Predicted
Plant Simul
Plant Improved

Figure 16-2: Comparison of Test Results and Predicted Recovery

The results of these initial tests suggest that the Ausenco gold recovery predictive model which was developed during the Feasibility Study is very conservative for high arsenic ore. It is noted that for both medium and high arsenic ore, the metallurgical test results exceeded the recovery predicted from the model. It must also be noted, however, that only six composite samples from one deposit were tested in the program. Further testing of mined ore and drill samples from all deposits will be required to produce sufficient data to refine the gold recovery predictive model.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Mineral Resource

The mineral resources for Gold Ridge have most recently been updated by Hellman and Schofield. The following section is extracted from their report on the resource update.

17.1.1 Methodology

The method used for resource estimation is Multiple Indicator Kriging (MIK) for recoverable resource estimation.

The use of MIK requires the detailed analysis of gold assay data as well as detailed analysis and modelling of the spatial continuity of gold grades. This is achieved through the derivation and modelling of a set of indicator variograms for a number of indicator thresholds which partition the global histogram of gold grades into a set of indictor classes.

The creation of the resource model with this method then proceeds in two steps:

1) The histogram of grades based on sampling support is calculated for each panel in the model for which there is sufficient data available. The average histogram of grades is a direct result of indicator kriging using the indicator variogram models together with the indicator class statistics created for each indicator threshold.

2) An appropriate method of block support correction is then used to calculate the histogram of grades within each panel, from which the proportion and grade of the panel above a particular cut-off grade is estimated.

The choice of block support correction method depends primarily on the proportional change in dispersion variance that occurs when changing from sample size support to the size of a mining block. The block support adjustment is completed separately for each panel because the conditional histogram of sample grades within each panel is different and consequently the actual variance adjustment may be different for each panel.

The variance adjustment will generally be composed of two components:

1) The first component of the variance adjustment is calculated from the variogram of gold grades.

2) The second is gauged from the variance of the estimated block grades used for ore selection in grade control.

It is therefore essential to have an understanding of the likely sample pattern and what procedures will be used in grade control to select ore during production. In this study a grade control pattern and smu size of 5 m • 5 m • 3 m vertically was assumed. This is tighter than the 12.5 m • 8 m • 1 m used by Ross Mining.

Once the estimated histograms of block grades within each panel using MIK with a block support correction have been determined the results of the calculations are presented as estimates of two parameters of the histograms:

1) The proportion of the panel that will be recovered as ore, assuming that the entire panel is mined, at a particular cut-off grade.

2) The grade of the proportion that is recovered as ore using the assumed ore selection parameters.

An implicit assumption in the use of such models for pit optimisation is that all of the panel must be mined to recover the proportion of the panel that is ore. This assumption is necessary as no estimation method is able to identify which part of the panel will be recovered as ore prior to grade control sampling and modelling.

Hellman & Schofield proprietary Software, GS3M•, has been used for data analysis and grade estimation.

For the purposes of statistical analysis, spatial continuity analysis and grade estimation assay data has been composited into equal two metre lengths. Grade data is composited to ensure that each assay value used in the grade estimation process is of equal weight. At Gold Ridge a variety of sample lengths were used at different times although most holes were sampled using either 1 m (75%) or 2 m (20%) sample intervals. As a "rule of thumb", composite lengths should be about half the bench height used in

the resource estimate. Bench heights of three metres were used during mining operations and this height has been maintained in the current resource estimates. Consequently it was decided that two metre composites were appropriate for Gold Ridge.

Data from deeper holes that extend well beyond the depths of adjacent drill holes have been excluded from the data used as they are effectively redundant for the purposes of grade estimation.

17.1.2 Data Analysis

17.1.2.1 Geological Domains

Primary geological domains have only been identified at Valehaichichi where the observations from pit mapping have allowed two broad domains based on primary lithology to be defined. One domain is comprised of sedimentary breccia whilst the other by volcanic breccia (Figure 17-1). These primary domains are effectively coincident with areas of high and lower grade gold values.

Despite considerable time and effort put in to understanding the geology of the deposit it has not been possible to define similar domains at the other deposits. Consequently the resource estimation process has been completed unconstrained by geological boundaries and structures.

Data has however been categorised according to oxidation type into one of three sub-domains:

- Oxide
- Transitional (partially oxidised)
- Fresh (or primary).

Three dimensional surfaces have been used to define these sub-domains.

(Magenta – Sediments, Green – Volcanic Breccias, Red – Argillic Alteration)



Figure 17-1: Valehaichichi Pit Floor Geology—with Grade Control Composites

At Valehaichichi the existing surfaces created and used by the previous owners have again been used in the current resource estimates. At Namachamata and Kupers new oxidation surfaces were created from metallurgical characterisation logging completed whilst the mine was operating. These surfaces were created using MineSight 3D• software produced by Mintec Inc, Tuscon Arizona.

In the diagrams below (Figure 17-2 and Figure 17-3) of the Namachamata oxidation surfaces, yellow drill hole traces represent complete oxidation whilst red and blue traces transitional or varying degrees of oxidation.



Figure 17-2: Namachamata Base of Complete Oxidation Surface (yellow)



Figure 17-3: Namachamata Base of Transitional Oxidation Surface (green)

Similarly in the diagrams below of the Kupers oxidation surfaces (Figure 17-4 and Figure 17-5), yellow drill hole traces represent complete oxidation whilst blue traces are transitional and green fresh material.



Figure 17-4: Kupers Base of Complete Oxidation Surface (yellow)



Figure 17-5: Kupers Base of Transitional Oxidation Surface (green)

Metallurgical logging data was not available for all Dawson drill holes so the original surfaces used in earlier resource estimates were again used in the current resource estimates.

Oxide and transitional domains have been combined in the following statistical and spatial continuity analysis.

17.1.2.2 Valehaichichi

Assay data used in the Valehaichichi resource estimate includes samples from Arimco and Ross Mining exploration diamond holes, Ross Mining exploration RC holes and newly acquired samples from the ASG diamond drill holes (Table 17-1). In addition these samples have been supplemented by (1) additional samples from 27 deep exploratory grade control (GC) RC holes and (2) a number of GC samples selected by pairing, the now excluded, pre-Ross RC samples with nearest neighbour GC samples.

Table 17-1: Valehaichichi—Data Composites

Data Source	Data
Exploration diamond & RC (excl pre-Ross RC)	7,653
ASG Diamond	2,599
Deep Exploratory GC	771
GC (replacing pre-Ross RC)	2,757
Total	**13,780**

A plan of the data from Valehaichichi (Figure 17-6) shows a broad well dispersed zone of mineralisation. It is evident from the plan view of data composites that there is an area of higher grade mineralisation that has been more densely sampled. The data overall shows a gentle dip to the east and poor continuity between adjacent drill holes (Figure 17-7 and Figure 17-8). As indicated above for the purposes of spatial continuity analysis and grade estimation this higher grade area of mineralisation has been defined as a separate geologic domain.



Figure 17-6: Plan—All Valehaichichi Drill Hole Assay Composite Data



Figure 17-7: Cross Section—Valehaichichi 40,975N



Figure 17-8: Cross Section—Valehaichichi 41,025N

Summary statistics of gold grades at Valehaichichi are shown Table 17-2.

Table 17-2: Valehaichichi—Summary Statistics

Domain	Sedimentary Domain		Volcanic Domain	
Sub-domain	oxide-Trans	Primary	oxide-Trans	Primary
No. Data	1,019	3,372	1,900	7,489
mean	1.64	1.29	0.87	0.59
variance	12.25	7.92	5.44	5.89
CV	2.14	2.19	2.67	4.14
Minimum	0.00	0.00	0.00	0.00
Q1	0.13	0.14	0.11	0.05
Median	0.47	0.49	0.34	0.16
Q3	1.53	1.36	0.94	0.47
Maximum	39.78	52.15	69.59	89.00
IQR	1.41	1.22	0.83	0.42

17.1.2.3 Namachamata

Assay data used in the Namachamata resource estimate (Table 17-3) includes samples from Arimco and Ross Mining exploration diamond holes, Ross Mining exploration and grade control RC holes and newly acquired samples from the ASG diamond drill holes.

Table 17-3: Namachamata—Data Composites

Data Source	Data
Exploration diamond & RC (excl pre-Ross RC)	1,046
ASG Diamond	661
Grade Control RC	3,277
Total	**4,585**

A plan of the data from Namachamata (Figure 17-9) shows a narrow well dispersed zone of mineralisation that trends NNE-SSW. The sample grades overall shows a gentle dip of the mineralisation to the east and poor continuity between adjacent drill holes (Figure 17-10, Figure 17-11).



Figure 17-9: Plan—Namachamata Drill Hole Assay Composite Data


Section Plot of gold
gold range

Figure 17-10: Cross Section—Namachamata 40725N

Summary statistics of gold grades of two metre composites at Namachamata are shown below (Table 17-4).

Table 17-4: Namachamata—Summary Statistics

Sub-domain	oxide-Trans	Fresh
No. Data	786	4,131
mean	1.39	1.12
variance	25.23	18.57
CV	3.63	3.85
Minimum	0.01	0.01
Q1	0.14	0.09
Median	0.46	0.26
Q3	1.27	0.83
Maximum	97.45	99.55
IQR	1.12	0.74

17.1.2.4 Kupers

Assay data used in the Kupers resource estimate (Table 17-5) includes samples from Arimco and Ross Mining exploration diamond holes, Ross Mining exploration RC holes, limited amount of RC grade control (oxide material only) and newly acquired samples from the ASG diamond drill holes.

Table 17-5: Kupers—Data Composites

Data Source	Data
Exploration diamond holes	5,214
Exploration RC holes (excl pre-Ross RC)	2,694
ASG Diamond holes	1,199
Grade Control RC (oxide only)	1,166
Total	**10,273**

A plan of the data from Kupers (Figure 17-11) shows a broad well dispersed zone of mineralisation that trends ENE-WSW. No obvious or consistent dip to the mineralisation is seen and there is generally poor continuity of grade between drill holes on section and between sections (Figure 17-12, Figure 17-13).



Figure 17-11: Plan—Kupers Drill Hole Assay Composite Data


<0.5
0.5
0.8
1.5
3
5

Figure 17-12: Cross Section—Kupers 40,100N


<0.5
0.5
0.8
1.5
3
5

Figure 17-13: Cross Section—Kupers 40,150N

Summary statistics of gold grades of two metre composites at Kupers are shown below (Table 17-6).

Table 17-6: Kupers—Summary Statistics

Sub-domain	Oxide-Trans	Fresh
No. Data	3,457	6,816
mean	1.09	0.78
variance	11.83	8.91
CV	3.16	3.84
Minimum	0.00	0.01
Q1	0.13	0.09
Median	0.38	0.23
Q3	0.99	0.62
Maximum	90.89	115.92
IQR	0.86	0.54

17.1.2.5 Dawsons

Assay data used in the Dawsons resource estimate (Table 17-7) includes samples from Arimco and Ross Mining exploration diamond holes, Ross Mining exploration RC holes and newly acquired samples from the ASG diamond drill holes.

Table 17-7: Dawsons—Data Composites

Data Source	Data
Exploration diamond holes	3,647
Exploration RC holes (excl pre-Ross RC)	3,815
ASG Diamond holes	1,236
Total	**8,698**

A plan of the data from Dawsons (Figure 17-14) shows a broad well dispersed zone of mineralisation that trends NNW-SSE. The sample grades overall shows a gentle dip of the mineralisation to the east and poor continuity between adjacent drill holes.



Figure 17-14: Plan—Dawsons Drill Hole Assay Composite Data


<0.5
0.5
1.5

Figure 17-15: Cross Section—Dawsons 39,300N


<0.5
0.5
1.5

Figure 17-16: Cross Section—Dawsons 39,650N

Summary statistics of gold grades of two metre composites at Dawsons are shown below (Table 17-8).

Table 17-8: Dawsons—Summary Statistics

Sub-domain	oxide-Trans	Fresh
No. Data	2,050	6,648
mean	1.018	0.806
variance	36.202	16.184
CV	5.912	4.99
Minimum	0	0
Q1	0.105	0.1
Median	0.31	0.265
Q3	0.76	0.63
Maximum	238.6	222
IQR	0.655	0.53

In all four deposits the oxide/transitional sub-domains have average gold grades 20-25% higher than the fresh or primary material of the same deposit.

17.1.3 Spatial Continuity Analysis

Spatial continuity has been analysed using indicator variogram maps and directional indicator variograms. Indicator variogram maps are two-dimensional contour maps of the variogram surfaces.

Full details are presented below for the Valehaichichi deposit as examples of the process followed. For the other three deposits data is limited to summary tables.

17.1.3.1 Valehaichichi

At Valehaichichi the grade control data has been used to analyse and model spatial continuity of grade. The grade control holes are more closely and regularly spaced compared to the exploration holes and therefore allow better description of continuity over the shorter sample lags (separation). The indicator grade thresholds corresponding to a set of constant cumulative proportions are shown in Table 17-9.

Table 17-9: Indicator Grade Thresholds and Class Means: Grade Control Data

		High Grade Oxide/Tran		High Grade Fresh		Low Grade Oxide/Tran		Low Grade Fresh	
Indicator threshold	Cum Prob	Grade Threshold	Class Mean	Grade Threshold	Class Mean	Grade Threshold	Class Mean	Grade Threshold	Class Mean
0.50	0.10	0.030	0.013	0.040	0.018	0.030	0.015	0.015	0.009
1.50	0.20	0.090	0.058	0.100	0.067	0.080	0.052	0.035	0.025
2.50	0.30	0.175	0.130	0.190	0.145	0.140	0.108	0.060	0.049
3.50	0.40	0.290	0.227	0.320	0.251	0.225	0.185	0.100	0.082
4.50	0.50	0.470	0.375	0.490	0.393	0.335	0.278	0.160	0.128
5.50	0.60	0.775	0.606	0.740	0.599	0.495	0.409	0.240	0.197
6.50	0.70	1.240	0.997	1.120	0.912	0.740	0.605	0.380	0.305
7.50	0.75	1.530	1.382	1.360	1.240	0.935	0.831	0.465	0.419
8.50	0.80	2.076	1.808	1.690	1.518	1.165	1.041	0.600	0.526
9.50	0.85	2.730	2.354	2.140	1.900	1.460	1.305	0.800	0.686
10.50	0.90	4.020	3.220	2.820	2.448	1.935	1.667	1.145	0.949
11.50	0.95	7.260	5.460	4.640	3.544	2.950	2.397	2.000	1.499
12.50	0.97	9.875	8.467	6.850	5.574	4.090	3.380	3.080	2.482
13.50	0.99	16.100	12.854	12.500	9.185	7.390	5.357	6.600	4.274
	1.00	39.780	24.872	52.150	21.741	69.585	16.956	89.000	16.725

The plots of Indicator Variogram maps that follow (Figure 17-17 to Figure 17-20) show grade variance in plan, cross-section and long-section for indicator thresholds 4.5 and 10.5 (refer to Table 17-19 for equivalent grade levels). Similar maps are presented for the other deposits in following sections.

The maps reveal that in plan view there is no strongly preferred direction of continuity. The maps in section show that spatial continuity is predominantly flat with a gentle dip (10-20 degrees) to the east. There is an obvious decrease in spatial continuity as the grade increases as shown by the difference between the lower grade indicator (threshold 4.5) and the higher grade indicator (threshold 10.5).


A—Plan
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50
B—Cross-section
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50
C—Long-section
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50

Figure 17-17: Valehaichichi Indicator Variogram maps High Grade Domain: Oxide\Trans


rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50

B—Cross-section


rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50

C—Long-section


rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50

Figure 17-18: Valehaichichi Indicator Variogram maps High Grade Domain: Fresh


A—Plan
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50
B—Cross-section
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50
C—Long-section
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50

Figure 17-19: Valehaichichi Indicator Variogram maps Low Grade Domain: Oxide\Trans


A—Plan
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50
B—Cross-section
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50
C—Long-section
rank_Indicator_Variogram_Map_Threshold_4.50
rank_Indicator_Variogram_Map_Threshold_10.50

Figure 17-20: Valehaichichi Indicator Variogram maps Low Grade Domain: Fresh

Directional sample variograms and their fitted models (Figure 17-21 to Figure 17-25) are shown below for the median indicator (indicator threshold 4.5) for each sub-domain.


Variogram: rank_azm0pln-10_Ind_4.50
Variogram: rank_azm90pln0_Ind_4.50
Variogram: rank_azm180pln-60_Ind_4.50
lag distance (h)

Figure 17-21: Valehaichichi Indicator Variogram High Grade Domain: Oxide\Trans


Variogram: rank_azm0pln-10_Ind_4.50
Variogram: rank_azm90pln0_Ind_4.50
Variogram: rank_azm180pln-60_Ind_4.50
lag distance (h)

Figure 17-22: Valehaichichi Indicator Variogram High Grade Domain: Fresh


Variogram: rank_azm0pln-10_Ind_4.50
Varogram: rank_azm90pln0_Ind_4.50
Variogram: rank_azm180pln-60_Ind_4.50
Variogram γ(h)
lag distance (h)

Figure 17-23: Valehaichichi Indicator Variogram Low Grade Domain: Oxide\Trans


Variogram: rank_azm0pln-10_Ind_4.50
Variogram: rank_azm90pln0_Ind_4.50
Variogram: rank_azm180pln-60_Ind_4.50
Variogram γ(h)
lag distance (h)

Figure 17-24: Valehaichichi Indicator Variogram Low Grade Domain: Fresh

The complete set of indicator variogram models for each sub-domain are shown in Table 17-10 to Table 17-13.

Table 17-10: Valehaichichi—Indicator Variogram Models—High Grade: Oxide\Trans

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.06	0.62	7	25	53	0.15	33	187	29	0.17	70	558	62	• 29	• 43	31
0.2	0.06	0.49	5	43	10	0.28	26	84	129	0.17	82	652	86	• 43	• 51	35
0.3	0.06	0.5	5	13	4	0.27	51	97	298	0.17	26	261	117	• 15	74	• 76
0.4	0.06	0.47	4	29	4	0.25	133	58	42	0.22	109	300	32	9	21	60
0.5	0.06	0.48	4	27	4	0.18	89	44	39	0.28	96	289	29	10	14	62
0.6	0.08	0.48	2	5	4	0.23	351	113	37	0.21	47	219	25	• 13	12	5
0.7	0.08	0.5	2	13	3	0.16	112	42	56	0.26	135	195	24	9	14	76
0.75	0.12	0.48	18	2	3	0.19	119	45	47	0.21	226	230	24	4	16	65
0.8	0.14	0.5	15	2	3	0.16	191	38	42	0.19	129	248	25	1	13	62
0.85	0.2	0.55	8	2	4	0.11	477	164	47	0.14	53	286	28	• 17	10	• 5
0.9	0.24	0.58	3	14	4	0.1	341	46	34	0.08	169	270	28	• 13	18	• 80
0.95	0.36	0.25	25	4	13	0.09	188	99	34	0.31	14	19	2	14	17	80
0.97	0.38	0.2	9	8	44	0.05	63	340	52	0.38	3	13	29	14	• 61	4
0.99	0.4	0.45	2	9	2	0.04	81	101	10	0.11	6	61	30	• 10	6	• 19

Table 17-11: Valehaichichi—Indicator Variogram Models—High Grade: Fresh

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.1	0.31	126	57	16	0.43	2	2	5	0.16	79	751	623	• 17	26	• 16
0.2	0.1	0.21	138	66	16	0.51	10	9	6	0.18	74	741	84	7	21	23
0.3	0.1	0.22	178	178	18	0.51	41	4	6	0.17	71	508	54	0	24	28
0.4	0.13	0.16	92	279	27	0.52	13	6	5	0.19	96	119	38	• 17	13	• 32
0.5	0.13	0.1	428	49	497	0.51	4	12	4	0.25	99	181	18	16	4	63
0.6	0.15	0.17	158	75	16	0.5	4	24	4	0.17	84	398	40	2	5	58
0.7	0.18	0.25	231	219	23	0.51	8	5	4	0.05	43	397	60	• 1	20	32
0.75	0.2	0.25	169	103	18	0.49	2	7	5	0.05	34	331	163	• 9	5	• 22
0.8	0.24	0.18	109	54	13	0.47	2	6	3	0.11	88	276	28	• 3	9	• 65
0.85	0.25	0.09	206	55	26	0.52	5	4	3	0.13	44	131	13	• 8	8	• 6
0.9	0.3	0.53	2	9	3	0.06	40	140	22	0.11	120	47	12	• 15	• 4	• 76
0.95	0.34	0.56	7	4	3	0.03	151	36	15	0.06	42	85	9	• 4	3	1
0.97	0.37	0.53	18	7	3	0.04	81	81	8	0.05	7	44	11	11	6	62
0.99	0.45	0.51	5	18	2	0.02	71	70	7	0.01	52	16	15	• 27	6	• 78

Table 17-12: Valehaichichi—Indicator Variogram Models—Low Grade: Oxide\Trans

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.1	0.29	25	10	22	0.32	75	163	19	0.28	29	3	4	• 16	16	64
0.2	0.1	0.4	67	61	15	0.38	3	25	5	0.12	37	380	110	8	44	54
0.3	0.1	0.39	54	53	16	0.42	5	3	5	0.09	40	279	91	11	32	60
0.4	0.1	0.06	177	17	155	0.58	8	17	6	0.26	161	89	16	• 25	4	• 38
0.5	0.1	0.16	35	14	7	0.5	9	10	6	0.24	47	230	23	• 8	• 5	• 64
0.6	0.1	0.2	21	52	12	0.51	10	5	5	0.19	224	51	23	• 18	15	• 14
0.7	0.14	0.02	50	24	62	0.66	13	11	6	0.18	46	232	26	• 13	7	• 70
0.75	0.14	0.09	14	53	103	0.27	90	61	18	0.5	9	22	3	• 19	10	15
0.8	0.2	0.16	51	114	21	0.16	38	276	27	0.47	22	11	3	23	38	75
0.85	0.24	0.24	117	151	17	0.06	59	143	20	0.46	13	7	3	• 17	44	23
0.9	0.24	0.18	152	40	17	0.11	119	125	16	0.47	36	37	3	41	14	33
0.95	0.28	0.16	147	71	15	0.03	10	101	31	0.54	19	22	3	• 17	32	• 70
0.97	0.32	0.17	101	101	10	0.03	51	34	23	0.49	30	15	3	• 15	33	• 63
0.99	0.36	0.08	42	29	5	0.54	31	26	3	0.03	22	140	14	22	40	60

Table 17-13: Valehaichichi—Indicator Variogram Models—Low Grade: Fresh

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.15	0.3	67	22	22	0.47	3	31	5	0.08	41	110	65	2	36	• 22
0.2	0.15	0.05	278	58	28	0.66	12	25	8	0.13	31	237	59	• 31	13	• 65
0.3	0.12	0.17	306	34	31	0.41	12	119	33	0.3	5	9	2	• 75	• 67	• 38
0.4	0.1	0.23	226	26	129	0.36	138	138	13	0.3	36	40	3	• 46	32	• 30
0.5	0.07	0.13	56	46	12	0.62	6	11	21	0.18	29	263	34	71	• 65	24
0.6	0.07	0.63	10	10	4	0.1	111	11	117	0.2	106	233	24	• 40	29	26
0.7	0.1	0.7	16	11	6	0.05	21	55	37	0.15	28	281	30	6	• 3	80
0.75	0.1	0.53	34	4	38	0.25	21	33	4	0.12	75	197	22	• 12	53	70
0.8	0.15	0.55	50	5	51	0.2	31	31	3	0.1	183	199	21	26	53	• 53
0.85	0.15	0.08	47	46	7	0.62	28	3	24	0.15	153	102	17	• 5	42	75
0.9	0.2	0.64	3	31	28	0.11	121	121	12	0.05	80	101	15	• 45	• 12	• 12
0.95	0.25	0.58	31	31	3	0.07	145	14	141	0.09	8	11	90	• 57	27	• 24
0.97	0.28	0.45	11	5	2	0.23	4	34	22	0.04	118	113	11	• 22	43	51
0.99	0.35	0.51	2	16	18	0.05	3	30	17	0.09	64	78	8	16	• 46	49

The indicator variogram models shown are reasonably consistent with the structure shown in the sample variogram maps. Typical 3D variogram ellipsoids, produced at the 0.7 variogram contour, for the median indicator variogram are shown in Figure 17-25 below.

High Grade Domain—Oxide\Transitional—Fresh



Low Grade Domain—Oxide\Transitional—Fresh



Figure 17-25: Valehaichichi Median Indicator Variogram Models

Estimation of the recoverable resource proportions requires the variogram of gold grade in order to calculate the change in variance for the block support correction. Gold variogram model parameters are shown in Table 17-14 below.

Table 17-14: Valehaichichi—Gold Variograms

Domain	Sub Domain	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Rotations		
			C1	Ax	Ay	Az	C2	Ax	Ay	Az	x	y	z
High Grade	Oxide/Trans	0.2	0.13	71	71	7	0.67	6	9	2	• 5	9	• 32
	Fresh	0.2	0.06	22	221	122	0.74	2	2	6	56	• 80	• 31
Low Grade	Oxide/Trans	0.2	0.09	25	215	23	0.71	2	3	6	29	• 26	38
	Fresh	0.2	0.15	138	14	118	0.65	5	19	11	36	• 20	• 16

17.1.3.2 Namachamata

The indicator grade thresholds corresponding to a set of constant cumulative proportions are shown in Table 17-15.

Table 17-15: Namachamata—Indicator Grade Thresholds and Class Means

Indicator threshold	Cum Prob	Oxide/Trans		Fresh	
		Grade Threshold	Class Mean	Grade Threshold	Class Mean
0.50	0.10	0.035	0.019	0.025	0.014
1.50	0.20	0.095	0.064	0.060	0.043
2.50	0.30	0.180	0.140	0.110	0.085
3.50	0.40	0.300	0.237	0.175	0.140
4.50	0.50	0.460	0.380	0.260	0.214
5.50	0.60	0.685	0.571	0.400	0.326
6.50	0.70	1.010	0.838	0.625	0.501
7.50	0.75	1.265	1.135	0.825	0.717
8.50	0.80	1.595	1.412	1.060	0.929
9.50	0.85	2.080	1.853	1.435	1.222
10.50	0.90	2.725	2.352	2.100	1.736
11.50	0.95	4.530	3.401	3.505	2.711
12.50	0.97	5.475	4.959	5.700	4.400
13.50	0.99	11.880	8.831	16.400	8.538
	1.00	97.450	36.698	99.550	35.672

The plots of Indicator Variogram maps reveal that in plan view there is a weakly preferred direction of continuity striking approximately north-south. In section the maps show that spatial continuity is predominantly flat with a gentle dip to the east.

The complete set of indicator variogram models for each sub-domain are shown in Table 17-16 and Table 17-17 below. Variograms of gold are shown in Table 17-18.

Table 17-16: Namachamata—Indicator Variogram Models—Oxide\Transitional

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.06	0.17	31	3	30	0.29	2	19	2	0.48	20	181	69	• 30	74	• 46
0.2	0.05	0.29	4	3	31	0.07	7	4	43	0.59	26	240	112	65	• 58	28
0.3	0.05	0.02	169	18	79	0.44	6	9	5	0.49	135	171	22	• 1	30	• 28
0.4	0.07	0.43	3	38	8	0.32	81	79	8	0.18	47	433	477	5	8	32
0.5	0.08	0.09	51	53	9	0.69	49	43	6	0.15	39	322	390	11	21	31
0.6	0.08	0.01	52	413	116	0.71	40	44	5	0.19	55	44	166	33	7	80
0.7	0.1	0.14	5	49	19	0.5	9	39	4	0.26	116	54	16	• 2	21	• 4
0.75	0.1	0.16	129	52	15	0.44	16	51	13	0.3	12	29	2	0	9	0
0.8	0.14	0.1	101	10	11	0.45	19	17	2	0.31	9	63	30	• 17	• 1	5
0.85	0.18	0.1	242	25	36	0.46	15	21	2	0.25	16	51	21	• 2	9	0
0.9	0.22	0.01	61	15	12	0.52	2	19	17	0.25	21	15	136	74	• 80	• 2
0.95	0.26	0.06	18	10	3	0.62	28	22	4	0.05	16	131	21	• 3	23	• 2
0.97	0.28	0.06	3	3	32	0.18	2	16	19	0.48	5	45	39	29	• 59	• 12
0.99	0.35	0.5	21	30	2	0.01	25	21	2	0.13	26	29	2	2	32	4

Table 17-17: Namachamata—Indicator Variogram Models—Fresh

		Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
Cum. Prob.	Nugget C0	C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.06	0.34	25	3	18	0.28	17	36	131	0.32	34	341	36	• 62	43	• 1
0.2	0.06	0.52	36	9	5	0.12	47	13	88	0.3	37	352	48	10	21	26
0.3	0.06	0.45	44	5	5	0.19	36	27	11	0.3	38	380	57	• 36	22	• 16
0.4	0.1	0.53	22	23	5	0.09	99	14	27	0.28	39	260	48	17	31	• 17
0.5	0.1	0.07	175	17	20	0.55	37	9	5	0.28	43	226	44	15	14	29
0.6	0.1	0.13	73	36	14	0.28	43	95	58	0.5	25	20	3	• 8	13	• 13
0.7	0.14	0.32	18	147	47	0.11	200	20	118	0.43	3	30	23	• 40	• 73	14
0.75	0.14	0.2	65	7	17	0.46	4	25	3	0.2	66	266	31	• 27	35	• 19
0.8	0.16	0.45	14	31	3	0.25	57	8	15	0.14	39	391	49	22	31	1
0.85	0.2	0.12	101	10	27	0.56	3	28	36	0.13	36	358	106	0	• 34	• 20
0.9	0.2	0.64	18	7	4	0.11	129	12	33	0.05	35	332	81	5	40	• 11
0.95	0.25	0.65	6	10	3	0.09	141	16	157	0.01	486	116	1100	• 34	56	• 55
0.97	0.28	0.67	29	29	3	0.03	165	16	168	0.02	178	1656	1570	• 32	41	• 80
0.99	0.35	0.62	17	2	2	0.01	10	14	2	0.01	85	25	8	10	17	• 1

Table 17-18: Namachamata—Gold Variogram Models

		Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
Sub-Domain	Nugget C0	C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
Oxid/Trans	0.3	0.62	19	25	2	0.01	61	85	8	0.07	48	484	405	0	10	0
Fresh	0.3	0.05	4	8	8	0.16	18	9	11	0.49	11	12	2	• 13	26	4

17.1.3.3 Kupers

The indicator grade thresholds corresponding to a set of constant cumulative proportions are shown in Table 17-19.

Table 17-19: Kupers—Indicator Grade Thresholds and Class Means

		Oxide/Trans		Fresh	
Indicator threshold	Cum Prob	Grade Threshold	Class Mean	Grade Threshold	Class Mean
0.50	0.10	0.050	0.027	0.035	0.020
1.50	0.20	0.100	0.072	0.070	0.051
2.50	0.30	0.160	0.128	0.110	0.086
3.50	0.40	0.250	0.201	0.157	0.131
4.50	0.50	0.380	0.312	0.230	0.192
5.50	0.60	0.570	0.466	0.340	0.284
6.50	0.70	0.825	0.688	0.510	0.419
7.50	0.75	0.989	0.897	0.620	0.566
8.50	0.80	1.236	1.103	0.780	0.703
9.50	0.85	1.575	1.391	1.000	0.882
10.50	0.90	2.120	1.813	1.380	1.169
11.50	0.95	3.601	2.656	2.320	1.761
12.50	0.97	5.140	4.377	3.690	2.873
13.50	0.99	10.820	7.650	9.450	5.808
	1.00	90.890	26.323	115.918	22.980

The plots of Indicator Variogram show that in plan view the overall ENE-WSW trend of the mineralisation but there is no obvious preferred direction of continuity over short sample lag distances. The maps in section show that spatial continuity is predominantly flat lying.

The complete set of indicator variogram models for each sub-domain are shown in Table 17-20 and Table 17-21 below. Gold variogram model are shown in Table 17-22 below.

Table 17-20: Kupers—Indicator Variogram Model Parameters—Oxide\Transitional

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.2	0.14	545	62	622	0.62	50	15	6	0.04	67	672	665	16	25	14
0.2	0.12	0.08	7	31	63	0.55	17	11	5	0.25	92	420	42	• 7	1	• 79
0.3	0.12	0.47	55	7	5	0.26	263	196	27	0.27	231	2294	689	• 23	• 15	• 63
0.4	0.1	0.52	22	35	6	0.16	181	18	29	0.22	98	911	94	• 17	• 11	• 65
0.5	0.1	0.52	4	8	6	0.24	355	83	179	0.14	83	171	17	• 8	7	33
0.6	0.1	0.15	8	33	14	0.48	4	4	5	0.27	92	365	36	20	• 19	• 80
0.7	0.1	0.12	10	30	10	0.53	6	4	4	0.25	29	274	117	• 80	63	• 47
0.75	0.14	0.05	9	91	91	0.64	31	29	3	0.16	306	38	125	• 54	25	6
0.8	0.18	0.09	46	5	44	0.62	7	52	5	0.11	244	241	24	18	• 20	78
0.85	0.2	0.2	52	61	6	0.54	16	51	5	0.05	651	65	316	• 13	23	35
0.9	0.24	0.03	38	380	95	0.38	2	20	2	0.35	26	49	6	• 18	• 9	• 52
0.95	0.24	0.39	5	22	6	0.04	28	281	101	0.33	26	31	3	• 17	• 17	• 55
0.97	0.28	0.43	41	6	4	0.14	21	19	2	0.15	4	19	6	16	10	• 3
0.99	0.3	0.16	8	21	2	0.1	3	22	27	0.44	21	21	2	39	30	79

Table 17-21: Kupers—Indicator Variogram Model Parameters—Fresh

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.2	0.12	83	10	101	0.49	26	31	3	0.2	192	370	50	27	• 19	47
0.2	0.2	0.09	76	7	74	0.44	3	31	14	0.27	36	362	139	71	• 74	80
0.3	0.2	0.24	216	161	259	0.47	38	41	4	0.09	41	4	41	• 12	7	• 19
0.4	0.2	0.11	11	12	47	0.46	18	28	4	0.23	127	1241	129	22	18	71
0.5	0.2	0.13	7	34	67	0.46	17	29	4	0.21	137	1104	117	16	8	59
0.6	0.2	0.22	9	6	24	0.35	29	4	3	0.23	115	1009	108	8	34	50
0.7	0.24	0.05	1669	296	430	0.53	10	15	4	0.17	81	783	100	• 20	36	27
0.75	0.26	0.53	45	8	4	0.05	362	266	349	0.16	74	744	83	• 6	27	35
0.8	0.26	0.2	672	86	69	0.02	92	700	270	0.52	19	12	3	• 28	• 7	• 51
0.85	0.28	0.05	1402	140	1013	0.11	53	524	81	0.56	20	22	3	2	25	54
0.9	0.3	0.13	6	61	62	0.12	151	83	15	0.45	20	21	2	0	13	63
0.95	0.34	0.02	461	46	133	0.2	4	16	13	0.44	21	18	2	• 10	13	41
0.97	0.34	0.11	8	24	16	0.01	160	30	68	0.53	22	23	2	17	24	80
0.99	0.36	0.03	4	42	41	0.56	21	15	2	0.05	26	3	4	• 34	26	• 27

Table 17-22: Kupers—Gold Variogram Models

Sub-Domain	Nugget	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
	C0	C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
Oxid/Trans	0.2	0.09	75	10	14	0.69	21	6	2	0.03	213	211	21	7	8	• 4
Fresh	0.2	0.05	53	42	79	0.5	5	9	2	0.25	21	23	2	• 9	34	40

17.1.3.4 Dawsons

The indicator grade thresholds corresponding to a set of constant cumulative proportions are shown in Table 17-23.

Table 17-23: Dawsons—Indicator Grade Thresholds and Class Means

Indicator threshold	Cum Prob	Oxide/Trans Grade Threshold	Oxide/Trans Class Mean	Fresh Grade Threshold	Fresh Class Mean
0.50	0.10	0.030	0.016	0.0400	0.020
1.50	0.20	0.075	0.053	0.0750	0.056
2.50	0.30	0.135	0.105	0.1300	0.101
3.50	0.40	0.205	0.168	0.1900	0.156
4.50	0.50	0.310	0.254	0.2650	0.225
5.50	0.60	0.435	0.370	0.3600	0.313
6.50	0.70	0.625	0.526	0.5200	0.437
7.50	0.75	0.760	0.689	0.6300	0.569
8.50	0.80	0.975	0.861	0.7800	0.698
9.50	0.85	1.310	1.140	1.0050	0.892
10.50	0.90	1.830	1.539	1.3800	1.170
11.50	0.95	3.095	2.288	2.4300	1.800
12.50	0.97	4.235	3.542	3.4350	2.809
13.50	0.99	8.690	6.017	9.4350	5.494
	1.00	238.6	34.305	222.0	25.102

The plots of Indicator Variogram show that in plan view there is no obvious preferred direction of continuity and that in section show that spatial continuity is predominantly flat at a high proportion of the total variance although a weak easterly dip is also apparent in the oxide map of the median indicator.

The complete set of indicator variogram models for each sub-domain is shown in Table 17-24 and Table 17-25 below. Gold variogram model are shown in Table 17-26 below.

Table 17-24: Dawsons—Indicator Variogram Models—Oxide\Transitional

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.1	0.61	15	4	2	0.12	779	1321	144	0.17	21	124	20	30	17	59
0.2	0.1	0.43	10	36	3	0.25	662	365	77	0.22	20	25	18	16	11	78
0.3	0.1	0.52	9	8	4	0.33	384	374	41	0.05	1527	2635	301	9	20	64
0.4	0.1	0.33	189	44	18	0.41	2	3	3	0.17	1367	1444	145	• 21	26	• 1
0.5	0.12	0.28	362	59	36	0.49	5	8	3	0.11	694	691	71	5	19	• 3
0.6	0.12	0.22	118	12	30	0.49	5	2	3	0.17	327	322	32	4	10	• 5
0.7	0.15	0.3	69	44	7	0.33	17	2	2	0.22	120	308	37	• 9	22	46
0.75	0.16	0.06	18	40	87	0.58	16	3	4	0.2	174	231	25	• 12	13	79
0.8	0.16	0.68	8	5	4	0.01	133	661	68	0.14	111	521	54	0	28	57
0.85	0.17	0.62	20	4	3	0.06	789	988	116	0.15	14	136	29	33	6	• 5
0.9	0.19	0.66	6	3	4	0.04	2703	2705	271	0.12	29	26	22	26	19	• 37
0.95	0.24	0.6	13	8	2	0.03	36	370	359	0.13	27	105	11	• 18	21	• 80
0.97	0.27	0.68	5	5	2	0.02	340	40	336	0.03	18	171	174	• 27	28	• 31
0.99	0.27	0.13	15	20	2	0.46	21	10	2	0.14	64	16	7	14	3	80

Table 17-25: Dawsons—Indicator Variogram Models—Fresh

Cum. Prob.	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
0.1	0.1	0.19	194	209	47	0.51	3	16	4	0.2	25	32	251	• 15	• 9	• 55
0.2	0.1	0.23	48	60	21	0.44	5	6	2	0.23	88	832	816	• 52	• 7	• 23
0.3	0.1	0.28	301	121	30	0.44	10	3	3	0.19	27	269	119	• 40	7	• 80
0.4	0.12	0.24	42	11	32	0.44	4	38	3	0.2	105	861	96	• 14	46	13
0.5	0.14	0.23	22	36	32	0.47	4	39	4	0.16	87	663	809	8	• 25	25
0.6	0.16	0.22	17	79	18	0.49	5	6	3	0.13	89	885	863	• 38	• 21	• 27
0.7	0.18	0.18	54	7	20	0.54	5	38	4	0.1	81	569	818	• 1	5	25
0.75	0.2	0.22	13	29	14	0.47	2	22	3	0.11	61	451	419	• 4	• 10	21
0.8	0.2	0.18	248	38	24	0.58	2	4	3	0.04	15	148	129	• 49	8	• 80
0.85	0.22	0.05	97	9	91	0.62	4	19	3	0.12	43	221	22	2	41	10
0.9	0.24	0.12	14	127	29	0.62	16	33	3	0.02	79	769	764	15	• 7	15
0.95	0.27	0.16	4	2	8	0.53	20	6	2	0.05	68	244	26	3	5	• 2
0.97	0.28	0.24	13	4	3	0.47	31	22	3	0.01	30	60	68	3	3	72
0.99	0.28	0.42	16	20	2	0.2	14	20	2	0.1	4	41	11	• 1	19	• 1

Table 17-26: Dawsons—Gold Variogram Models

Sub-Domain	Nugget C0	Structure 1 : Exponential				Structure 2 : Exponential				Structure 3 : Spherical				Rotations		
		C1	Ax	Ay	Az	C2	Ax	Ay	Az	C3	Ax	Ay	Az	x	y	z
Oxid/Trans	0.3	0.01	180	70	17	0.66	14	23	2	0.02	105	67	10	0	• 2	0
Fresh	0.3	0.05	19	164	101	0.63	19	20	2	0.05	31	50	12	• 5	17	• 15

17.1.4 Resource Estimation

The choice of model panel size depends mainly on the drill hole spacing and the dimension of the expected minimum mining unit (smu) or mining block. It is usually sufficient to make the panel dimensions about the same as the broad drill hole spacing. At Gold Ridge drill hole spacing is quite variable but for Valehaichichi, Kupers and Dawsons a 25 metres by 25 metres panel is sensible and is consistent with previous models, whilst at Namachamata, due to the closer spaced RC grade control data, a smaller panel size is more appropriate. A panel height of 3 metres was used in all cases.

Table 17-27: Resource Model Parameters

Valehaichichi, Kupers, Dawsons	X	Y	Z
Panel Size	25 m	25 m	3 m
Block Size	5 m	5 m	3 m
Discretisation Pts	6	6	1
Namachamata	**X**	**Y**	**Z**
Panel Size	8 m	25 m	3 m
Block Size	4 m	5 m	3 m
Discretisation Pts	2	6	1

The Resource Classification that each panel is assigned is based on the search ellipse radii applied and the resulting number and configuration of the data used in the panel estimate. Search and data configuration parameters used are shown in Table 17-28 below.

Table 17-28: MIK Panel Search and Data Configuration Parameters

	Measured	Indicated	Inferred
Minimum Data	16	16	8
Maximum Data	48	48	48
Minimum Octants	4	4	2
Search Parameters			
X	30 m	45 m	45 m
(X Namachamata)	(10 m)	(15 m)	(15 m)
Y	30 m	45 m	45 m
Z	5 m	7.5 m	7.5 m

17.1.4.1 Valehaichichi Resource Estimate

Table 17-29 shows the estimates of Measured, Indicated and Inferred resources at Valehaichichi for a range of cut-offs. These estimates take into account the distribution of oxide, transitional and primary or fresh ore types and their specific bulk densities (discussed previously). The grade of the Measured material is notably higher than either the Indicated or Inferred category which is consistent with the fact that drilling density tends to be higher in areas where the grade is higher. More than 50% of the resource is classified as Indicated. The similarity between the Indicated and Inferred grade suggests that outside the central higher grade area of the deposit, the style of mineralisation is consistently lower grade.

Table 17-29: Estimated Recoverable Resource Remaining at Valehaichichi

Cut-off	Measured		Indicated		Inferred		Meas & Ind		Total	
g/t	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
0.5	2.04	1.38	10.56	1.14	4.83	1.21	12.60	1.18	17.43	1.19
0.6	1.78	1.50	8.62	1.28	3.85	1.38	10.41	1.32	14.26	1.33
0.7	1.59	1.60	7.13	1.41	3.14	1.54	8.72	1.45	11.87	1.47
0.8	1.42	1.70	5.97	1.54	2.60	1.71	7.39	1.57	9.99	1.61

17.1.4.2 Valehaichichi Resource Estimate versus Grade Control Model

The RC grade control (GC) data can be used to construct alternate model using MP3 grade control optimisation software against which the current resource model can be compared. The MP3 software, based on conditional simulation methodology, was used for grade control when the mine was operating. For this reconciliation it is important that as close to the same volume of material is compared from both models, therefore only those panels of the current resource that are at least 80% populated with grade control blocks are considered (Figure 17-26). The reconciliation between the two models can also be used to determine a more accurate block support adjustment to apply.


RL 380.5
RL 335.5

Figure 17-26: Valehaichichi—Resource Model vs. MP3 Grade Control Model

MIK panels that are not well populated (<80%) with grade control blocks are discounted. They represent areas where RC grade control drilling was either incomplete or absent. These panels include those at the edge of the RC drilling coverage, panels that are effected by topography as well as areas within the pit volume that were, for unknown reasons, un-drilled (Figure 17-26).

Global comparisons of the current MIK resource and the MP3 resource estimate at a cut-off 0.5 g/t gold, using the calculated block support adjustment (~99% of the total sample variability) are shown in Table 17-30.

Table 17-30: Comparison between the Current MIK Model and MP3 Model

@0.50 g/t cut off	Mt	g/t
MIK estimate	6.40	1.48
MP3 estimate	6.09	1.54
Difference	• 4.7%	4.1%

The reconciliation is extremely good, the MIK resource overstates tonnes but understates grade relative to the MP3 resource in the order of 4% difference in both instances. However, on the basis of the reconciliation data above the MIK model grades were re-estimated after modifying the block support adjustment from 99% to 96% and the reconciliation process repeated (Table 17-31).

Table 17-31: Comparison between the Current MIK Model and MP3 Model after modifying the Block Support Adjustment to 96%

@0.50 g/t cut off	Mt	g/t
MIK estimate	6.10	1.54
MP3 estimate	6.09	1.54
Difference	0.2%	0.0%

On the basis of this process and outcome a block support correction of 96% has been used for the resource estimates at Kupers and Dawsons. This was not applied at Namachamata due to the tighter drill hole spacing and smaller panel dimension.

17.1.4.3 Namachamata Resource Estimate

Table 17-32 shows the estimates of Measured, Indicated and Inferred resources at Namachamata for a range of cut-offs. These estimates take into account the distribution of oxide, transitional and fresh or fresh ore types and their specific bulk densities (discussed previously). The grade of the Measured material is notably higher than either the Indicated or Inferred category which is consistent with the fact that drilling density tends to be higher in areas where the grade is higher. There are similar proportions of Measured and Indicated categories and only about 10-12% inferred resource consistent with the close spaced pre-grade control RC drilling completed at Namachamata.

Table 17-32: Estimated Recoverable Resource at Namachamata

Cut-off	Measured		Indicated		Inferred		Meas & Ind		Total	
g/t	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
0.5	1.15	1.92	1.46	1.43	0.43	1.28	2.61	1.64	3.04	1.59
0.6	1.05	2.05	1.21	1.60	0.34	1.49	2.26	1.81	2.60	1.77
0.7	0.98	2.15	1.02	1.78	0.27	1.75	2.00	1.96	2.26	1.94
0.8	0.90	2.26	0.88	1.95	0.22	1.96	1.78	2.11	2.00	2.09

17.1.4.4 Kupers Resource Estimate

Table 17-33 shows the estimates of Measured, Indicated and Inferred resources at Kupers for a range of cut-offs. These estimates take into account the distribution of oxide, transitional and fresh ore types and their specific bulk densities (discussed previously).

The resource has been classified as 55% Indicated and 20% Measured which reflects the often erratic and wide spaced drill hole spacing. As was seen at Dawsons the grade of the Measured material is notably higher than either the Indicated or Inferred category which is consistent with the fact that drilling density tends to be higher in areas where the grade is higher.

Table 17-33: Estimated Recoverable Resource at Kupers

Cut-off	Measured		Indicated		Inferred		Meas & Ind		Total	
g/t	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
0.5	3.95	1.54	10.97	1.23	4.30	1.26	14.92	1.31	19.22	1.30
0.6	3.60	1.64	9.17	1.36	3.47	1.43	12.77	1.44	16.24	1.44
0.7	3.22	1.76	7.71	1.50	2.87	1.60	10.93	1.57	13.80	1.58
0.8	2.87	1.88	6.50	1.64	2.42	1.76	9.38	1.71	11.80	1.72

17.1.4.5 Dawsons Resource Estimate

Table 17-34 shows the estimates of Measured, Indicated and Inferred resources at Dawsons for a range of cut-offs. These estimates take into account the distribution of oxide, transitional and fresh or fresh ore types and their specific bulk densities (discussed previously).

The resource falls predominantly into the indicated category (~70%) which reflects the often erratic and wide spaced drill hole spacing. For the same reasons only 4-5% of the resource has been classified as Measured although the grade of the Measured material is notably higher than either the Indicated or Inferred category which is consistent with the fact that drilling density tends to be higher in areas where the grade is higher.

Table 17-34: Estimated Recoverable Resource at Dawsons

Cut-off	Measured		Indicated		Inferred		Meas & Ind		Total	
g/t	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
0.5	1.09	1.40	17.91	1.27	5.47	1.34	19.00	1.28	24.48	1.29
0.6	0.96	1.52	14.91	1.42	4.45	1.52	15.87	1.43	20.32	1.45
0.7	0.82	1.67	12.36	1.58	3.66	1.71	13.18	1.58	16.84	1.61
0.8	0.69	1.84	10.26	1.75	3.06	1.90	10.95	1.75	14.01	1.79

17.1.5 Comparison and Reconciliation to Previous Resource Estimates

17.1.5.1 Valehaichichi

To compare the current Valehaichichi resource estimate against the previous Ross Mining estimate the current model has been re-calculated using the original topographic surface. In terms of combined Measured and Indicated as well as total resource the current model understates both tonnes (• 15%) and grade (• 10%) compared to the Ross Mining estimate (Table 17-35).

There is also a significant reduction in the proportion of Measured resource in the current model.

Table 17-35: Valehaichichi Estimates Compared to Previous Estimates

	Measured		Indicated		Inferred		Meas & Ind		Total	
Current	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
0.5	5.02	1.64	11.99	1.14	4.42	1.09	17.01	1.29	21.43	1.25
0.6	4.64	1.73	9.96	1.26	3.44	1.24	14.60	1.41	18.04	1.38
0.7	4.31	1.81	8.31	1.39	2.76	1.39	12.62	1.53	15.38	1.51
0.8	3.98	1.90	6.98	1.51	2.25	1.53	10.96	1.65	13.21	1.63
Ross 1999	Mt	grade	Mt	grade	Mt	grade	Mt	grade	Mt	grade
0.5	10.69	1.65	8.76	1.18	4.78	1.17	20.15	1.38	24.22	1.38
0.6	9.65	1.77	7.24	1.32	3.88	1.31	16.98	1.54	20.76	1.52
0.7	8.72	1.88	5.99	1.46	3.11	1.47	14.29	1.70	17.81	1.67
0.8	7.91	2.00	4.99	1.60	2.50	1.65	12.90	1.84	15.39	1.81

17.1.5.2 Namachamata

The current resource is compared to the 1998 Ross Mining resource estimate (FSSI 1998) and the 2000 Delta resource (Abbott 2000) in Table 17-36. In terms of total resource and total measured and indicated categories the three models all compare very well. The minor variations are due to differences in the modelling parameters and data used.

Table 17-36: Namachamata Resource Compared to Previous Estimates

	Measured		Indicated		Inferred		Meas & Ind		Total	
Current	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	1.15	1.92	1.46	1.43	0.43	1.28	2.61	1.64	3.04	1.59
0.6	1.05	2.05	1.21	1.60	0.34	1.49	2.26	1.81	2.60	1.77
0.7	0.98	2.15	1.02	1.78	0.27	1.75	2.00	1.96	2.26	1.94
0.8	0.90	2.26	0.88	1.95	0.22	1.96	1.78	2.11	2.00	2.09
Ross 1998	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	1.49	1.85	0.67	1.34	0.56	1.44	2.16	1.69	2.72	1.64
0.6	1.36	1.97	0.57	1.49	0.43	1.72	1.93	1.83	2.36	1.81
0.7	1.23	2.12	0.48	1.64	0.35	1.94	1.71	1.96	2.06	1.98
0.8	1.13	2.23	0.41	1.79	0.29	2.20	1.54	2.11	1.83	2.13
Delta 2000	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	1.86	1.73	0.48	1.42	0.60	1.51	2.34	1.67	2.94	1.63
0.6	1.68	1.86	0.39	1.63	0.51	1.68	2.07	1.82	2.57	1.79
0.7	1.50	2.01	0.31	1.87	0.42	1.88	1.81	1.99	2.23	1.97
0.8	1.34	2.15	0.26	2.11	0.35	2.10	1.60	2.14	1.95	2.14

17.1.5.3 Kupers

The current resource is compared to the 1998 Ross Mining resource estimate (James and Hague 1999) and the 2000 Delta resource (Abbott 2000) (Table 17-37). In terms of total resource and total Measured and Indicated categories the three models all compare well with respect to tonnes but there is clear difference in grade, with the Ross 1999 having much higher grade than either the current model (+15%) and the Delta model (+9%). The other obvious difference is the proportion of different resource classifications. In the current model only 23% is measured resource compared 46% for both the previous models. Combined Measured and Indicated resource proportions are however similar.

Table 17-37: Kupers Resource Compared to Previous Estimates

	Measured		Indicated		Inferred		Meas & Ind		Total	
Current	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	3.95	1.54	10.97	1.23	4.30	1.26	14.92	1.31	19.22	1.30
0.6	3.60	1.64	9.17	1.36	3.47	1.43	12.77	1.44	16.24	1.44
0.7	3.22	1.76	7.71	1.50	2.87	1.60	10.93	1.57	13.80	1.58
0.8	2.87	1.88	6.50	1.64	2.42	1.76	9.38	1.71	11.80	1.72
Ross 1999	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	8.40	1.53	7.70	1.39	3.41	1.50	16.10	1.46	19.51	1.47
0.6	7.24	1.69	6.30	1.57	2.78	1.71	13.54	1.64	16.32	1.65
0.7	6.25	1.86	5.24	1.76	2.25	1.97	11.49	1.81	13.74	1.84
0.8	5.43	2.03	4.44	1.94	1.86	2.22	9.87	1.99	11.73	2.02
Delta 2000	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	8.31	1.43	8.79	1.30	2.44	1.30	17.10	1.36	19.54	1.35
0.6	7.28	1.55	7.32	1.45	2.00	1.47	14.60	1.50	16.93	1.50
0.7	6.20	1.71	5.99	1.63	1.57	1.70	12.19	1.67	13.76	1.67
0.8	5.33	1.87	4.96	1.82	1.27	1.93	10.28	1.84	11.55	1.85

17.1.5.4 Dawsons

The current resource is compared to the 1999 Ross resource (James and Hague 1999) and the 2000 Delta resource (Abbott 2000). In terms of total resource and total Measured and Indicated categories the three models all compare reasonably well (Table 17-38). The current model is more conservative than the 1999 Ross Mining estimates by about • 3% to • 6% in terms of both tonnes and grade whilst compared to the 2000 Delta estimates the current model predicts slightly more tonnes at very similar grades. There is a clear difference between the proportion of Measured resource in the current model and either of the previous models. Only 5% of the current model is considered measured, whilst 23% was classified as Measured in the Delta model and 49% in the Ross model. Combined Measured and Indicated resources are more similar.

Table 17-38: Dawsons Resource Compared to Previous Estimates

	Measured		Indicated		Inferred		Meas & Ind		Total	
Current	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	1.09	1.40	17.91	1.27	5.47	1.34	19.00	1.28	24.48	1.29
0.6	0.96	1.52	14.91	1.42	4.45	1.52	15.87	1.43	20.32	1.45
0.7	0.82	1.67	12.36	1.58	3.66	1.71	13.18	1.58	16.84	1.61
0.8	0.69	1.84	10.26	1.75	3.06	1.90	10.95	1.75	14.01	1.79
Ross 1999	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.5	11.54	1.48	10.31	1.27	3.20	1.2	21.85	1.38	25.05	1.36
0.6	9.92	1.63	8.46	1.42	2.63	1.35	18.38	1.53	21.01	1.51
0.7	8.48	1.79	6.96	1.59	2.15	1.51	15344	1.70	17.59	1.68
0.8	7.29	1.96	5.78	1.76	1.75	1.68	13.07	1.87	14.82	1.85
Delta 2000	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**	**Mt**	**grade**
0.6	4.42	1.56	10.85	1.39	4.92	1.31	15.28	1.44	20.19	1.41
0.7	3.67	1.74	8.55	1.59	3.90	1.49	12.22	1.64	16.12	1.60
0.8	3.06	1.94	6.77	1.81	3.15	1.66	9.82	1.85	12.97	1.81

17.1.5.5 Reconciliation with previous Resource Estimate

In the discussion and tables below, the current Valehaichichi model data that is based on the post-mining topographic surface have been replaced with equivalent data based on the original pre-mining surface. Table 17-39 below compares the current resource estimates with Ross Mining estimates at a cut-off grade of 0.80 g/t Au. Table 17-40 shows the varying tonnage proportions of the different estimates.

Overall the combined current models for all resource classifications show, at a cut-off grade of 0.80 g/t Au, a net loss of 7% of tonnes and 8% of grade compared to the Ross Mining estimates. For combined Measured and Indicated resources the current models contain 13% fewer tonnes at 9% lower grade.

Importantly also is the different distribution of the resource between the resource classification categories. Notably there is a large drop in the amount and proportion of Measured resource in the current models compared to the Ross Mining models, whilst the amount and proportions of both the Indicated and Inferred resource categories increases.

Table 17-39: Current Resource Estimates Compared to Ross Mining Estimates

Current	Measured		Indicated		Inferred		Meas & Ind		Total	
@0.80g/t Au	**Mt**	**g/t**	**Mt**	**g/t**	**Mt**	**g/t**	**Mt**	**g/t**	**Mt**	**g/t**
Valehaichichi	3.98	1.9	6.98	1.51	2.25	1.53	10.96	1.65	13.21	1.63
Namachamata	0.90	2.26	0.88	1.95	0.22	1.96	1.78	2.11	2.00	2.09
Kupers	2.87	1.88	6.50	1.64	2.42	1.76	9.38	1.71	11.80	1.72
Dawsons	0.69	1.84	10.26	1.75	3.06	1.9	10.95	1.75	14.01	1.79
Total	**8.44**	**1.93**	**24.63**	**1.66**	**7.95**	**1.75**	**33.07**	**1.72**	**41.02**	**1.73**

Ross 1999	Measured		Indicated		Inferred		Meas & Ind		Total	
	Mt	g/t	Mt	g/t	Mt	g/t	Mt	g/t	Mt	g/t
Valehaichichi	7.91	2.00	4.99	1.60	2.50	1.65	12.90	1.84	15.39	1.81
Namachamata	1.13	2.23	0.41	1.79	0.29	2.20	1.54	2.11	1.83	2.13
Kupers	5.43	2.03	4.44	1.94	1.86	2.22	9.87	1.99	11.73	2.02
Dawsons	7.29	1.96	5.78	1.76	1.75	1.68	13.07	1.87	14.82	1.85
Total	**21.76**	**2.01**	**15.62**	**1.76**	**6.40**	**1.85**	**37.38**	**1.90**	**43.77**	**1.89**

Differences	Measured		Indicated		Inferred		Meas & Ind		Total	
	Mt	g/t	Mt	g/t	Mt	g/t	Mt	g/t	Mt	g/t
Valehaichichi	• 50%	• 5%	40%	• 6%	• 10%	• 7%	• 15%	• 10%	• 14%	• 10%
Namachamata	• 21%	2%	115%	9%	• 24%	• 11%	16%	0%	9%	• 2%
Kupers	• 47%	• 7%	46%	• 15%	30%	• 21%	• 5%	• 14%	1%	• 15%
Dawsons	• 91%	• 6%	78%	• 1%	75%	13%	• 16%	• 6%	• 5%	• 3%
Total	**• 61%**	**• 4%**	**58%**	**• 6%**	**24%**	**• 5%**	**• 12%**	**• 9%**	**• 6%**	**• 8%**

Table 17-40: Tonnage Proportions of Current Resource Estimates Compared to Ross Mining Estimates

	Measured	Indicated	Inferred	Meas & Ind
Current	Mt	Mt	Mt	Mt
Valehaichichi	0.30	0.53	0.17	0.83
Namachamata	0.45	0.44	0.11	0.89
Kupers	0.24	0.55	0.21	0.79
Dawsons	0.05	0.73	0.22	0.78
Total	0.21	0.60	0.19	0.81
Ross 1999				
Valehaichichi	0.51	0.32	0.16	0.84
Namachamata	0.62	0.22	0.16	0.84
Kupers	0.46	0.38	0.16	0.84
Dawsons	0.49	0.39	0.12	0.88
Total	0.50	0.36	0.15	0.85
Differences				
Valehaichichi	• 41%	63%	5%	• 1%
Namachamata	• 27%	97%	• 30%	6%
Kupers	• 47%	46%	29%	• 6%
Dawsons	• 90%	88%	85%	• 11%
Total	**• 59%**	**68%**	**33%**	**• 6%**

The net effect of these differences for combined Measured and Indicated Resources are summarised in terms of tonnes, grade and contained gold (Koz) in Table 17-41 below:

Table 17-41: All Prospects Measured and Indicated Resource (at 0.80 g/t cut-off) Compared to Ross Mining Estimates

	Current Models			Ross Mining			Difference		
	Mt	g/t	Koz	Mt	g/t	Koz	Mt	g/t	Koz
Valehaichichi	10.96	1.65	581.4	12.9	1.84	763.1	• 1.94	• 0.19	• 181.7
Namachamata	1.78	2.11	120.6	1.54	2.11	104.5	0.24	0.00	16.1
Kupers	9.38	1.71	515.5	9.87	1.99	631.5	• 0.49	• 0.28	• 116.0
Dawsons	10.95	1.75	616.1	13.07	1.87	785.8	• 2.12	• 0.12	• 169.7
Total	33.07	1.72	1833.6	37.38	1.9	2285	• 4.31	• 0.18	• 451.3

These arise for a number of reasons, most importantly:

The exclusion of the pre-Ross Mining RC holes from all current resource estimates

1) A change in a key kriging estimation parameter, the minimum data required to produce a Measured or Indicated panel estimate.

2) Differences in the Block Support Correction.

The justification for removing the pre-Ross RC holes (PRRC) has been discussed previously. The effect of removing these holes varies from prospect to prospect because the proportion of PRRC holes in each prospect also varies (Table 17-42). Clearly Valehaichichi and Dawsons will be most affected by the removal of these holes.

Table 17-42: Pre-Ross Mining RC Drilling

	All Holes	PRRC	PRRC %
Valehaichichi	12,864	5,614	44%
Kupers	5,224	445	9%
Dawsons	10,533	2,761	26%
Namachamata	9,808	805	8%

The net effect of removing these holes is to reduce both tonnes and grade. A loss of tonnes is expected therefore simply due to the lack of data but at specific cut-off grades tonnes will also be lower due to the loss of higher grades caused by removing these holes. A summary table of mean gold grades of data populations with and without PRRC holes shows the affect on overall grade of each deposit (Table 17-43).

Table 17-43: Pre-Ross Mining RC Drilling

	Incl PRRC		Excl PRRC		change	
	data	mean	data	mean	grade	%
Valehaichichi	12,864	1.02	12,165	0.90	0.12	• 12%
Namachamata	5,224	1.10	4,585	1.20	• 0.10	9%
Kupers	9,808	0.90	9,767	0.90	0.00	0%
Dawsons	10,535	0.91	8,698	0.86	0.05	• 6%

At Valehaichichi and Dawsons there is a net drop in average sample grade by 12% and 6% respectively, Consequently it would be expected that resource estimates determined without these holes would be lower at these prospects. Conversely at Kupers there is no change in average grade and at Namachamata the average grade actually increases. In these areas the PRRC holes are peripheral to the main areas of mineralisation and the resource estimates excluding these data would be expected to be similar or higher grade.

The minimum data required to allow a grade estimate to be determined is a key kriging parameter. The 1998 and 1999 MIK resource estimates of Ross Mining used a minimum of 8 data for all resource categories, although 14 MIK indicator bins were defined. This is not considered best practice as it allows for panel estimates based on poor or incomplete grade histograms. A minimum of 16 data is more appropriate and has been used in the current resource estimates for Measured and Indicated categories and 8 data for Inferred.

The affect of increasing the minimum data requirement to 16 has been, in the case of Gold Ridge, to decrease the amount and proportion of Measured resource and to reduce the grade of the Measured resource. The cause of this outcome is reasonably clear to understand. Tonnes will decrease in the Measured category simply because fewer blocks will satisfy the minimum data requirement. Grade of the Measured resource decreases because drill hole density tends to be higher in areas of higher grade, so a panel that is classified as Measured with a data minimum of 8 will, with the higher data minimum of 16, be re-classified as Indicated. In the first (8 data) scenario the grade data used are likely to be biased towards the higher grade well drilled area compared to the same panel estimated using a minimum of 16 data from an expanded search that is likely to incorporate more lower grade data from outside the well drilled higher grade areas.

Differences in the block support correction are only applicable to the Kupers because at the other prospects similar Block Support corrections were used in both the current and Ross Mining estimates. At Dawsons, Namachamata and Valehaichichi and block support correction of 96% of the total sample variability was used. This is less than the calculated 99% adjustment but consistent with reconciliation between the Valehaichichi MIK model and MP3 grade control model. At Kupers however the 1999 model used a block support correction of 91%. This has resulted in a higher grade at Kupers compared to Dawsons. The two deposits have similar grade distributions and there does not appear to be any more structure or continuity of grade at Kupers so the higher grade outcome looks unreasonable.

17.2 Authors Validation—Mineral Resource

17.2.1 Introduction

Golder completed estimation validations for four models at Gold Ridge: Kupers, Valehaichichi, Namachamata and Dawsons. These models were estimated using the Multiple Indicator Kriging (MIK) method by Hellman & Schofield Pty Ltd (H&S) in April 2008.

This memorandum documents the block model validation carried by Golder on the models. It focuses on the adopted procedures and results.

17.2.2 Background Information

H&S was engaged by Australian Solomons Gold Limited (ASG) to prepare new estimates of the gold resources for the four deposits of the Gold Ridge Project, Solomon Islands.

The approach taken by H&S followed closely that used by H&S in the 1998 and 1999 resource estimates (Schofield 1998a, 1998b, James & Hague 1999). In completing the 2006 models, as in the previous resource estimates, no constraints were placed on the estimation process using primary geological domains. Secondary oxidation domains (oxide, transitional and fresh) are important criteria as they are directly related to metallurgical recovery and so were used as the control to sub-divide data for statistical analysis, variography and grade estimation.

The Gold Ridge resource estimates were originally completed in 2006 and the associated report (H&S, 2006) describes in detail the methodology used for those estimates. The estimates were then updated in 2008 (H&S, 2008) after a limited amount of additional diamond drilling had been completed. The methodology and parameters used in 2008 were the same as in 2006.

17.2.3 Data

The total Gold Ridge exploration drill hole dataset comprises 449 diamond drill holes (DDH) and 755 Reverse Circulation (RC) holes. This data set was acquired collectively by Cyprus-Arimco, Ross Mining and Australian Solomons Gold from the late 1980's to 2006. In addition to the exploration drilling a total of 2,672 grade control RC holes have been drilled.

According to the latest H&S report, the differences between the grades obtained from the pre-Ross Mining RC drilling (historical) and diamond drilling indicates a significant bias on the historical RC data.

These differences cannot be explained by the difference in sample volume. Assuming sampling and assaying of the two populations was equally good the variance of the two populations would differ but the mean grade of the samples should be the same.

The difference between the two populations cannot be explained by short scale spatial continuity. This would require that the RC holes were consistently drilled into higher grade zones of mineralisation, whilst the diamond holes were drilled into weakly mineralised hangingwall and footwall zones.

Drilling RC holes under wet drilling conditions and "grab" sampling wet RC sample bags indicate strongly that the problem is in the RC data. Wet drilling will remove fine grained particles from the sample. At Gold Ridge where clay alteration is well developed loss of clay fines will likely result in upgrading of the recovered sample. Subsequent "grab" sampling further degrades the quality of the sample sent for assay.

It was recommended by H&S (H&S, 2008) that the old pre-Ross Mining RC data be removed from the data set used for resource modelling. Inclusion of the RC data would result in higher grade in the resource model than would otherwise be reported. The effect on the resource models of removing these RC holes will be greatest in Dawsons and Valehaichichi, where the proportion of this poor quality data is 23% and 39% of data respectively.

It was also recommended by H&S (H&S, 2008) that the pre-Ross Mining RC holes should be selectively re-drilled with diamond drill core, and this was approved by ASG.

17.2.4 Models

The four models were estimated via the Multiple Indicator Kriging (MIK) method for recoverable resource. The method involves two steps:

i) The histogram of grades based on composited sample support is calculated for each panel in the model for which there is sufficient data available. This histogram of grades is a direct result of Indicator Kriging using the indicator variogram model for multiple thresholds. This process is well described in Isaaks and Srivastava (1989, chapter 18).

ii) An appropriate method of block support correction is used to calculate the histogram of grades within each panel, reflecting block support.

The choice of panel size depends mainly on the drill hole spacing and the dimension of the expected minimum mining unit (SMU). It is usually sufficient to make the panel dimensions about the same as the broad drill hole spacing. With exception of Namachamata, a panel of 25 m • 25 m • 3 m was used. A panel of 8 m • 25 m • 3 m was used for Namachamata.

For all models but Namachamata, the variance adjustment factor applied by H&S was 0.04 (96% of variance reduction). According to H&S, this factor accounts also for the information effect and was determined based on reconciliations with the grade control models. For Namachamata, a variance reduction factor of 0.01 (99% of variance reduction) was applied.

No primary geological or structural domains have been used in the resource estimates for Namachamata, Kupers or Dawsons. At Valehaichichi, pit mapping has enabled a division of the assay data into two broad domains based on host rock lithology with well-bedded sedimentary breccias forming one domain and massive volcanic breccias another. This division also corresponds well to high and low grade assay populations. No constraints based on elevated grade cut-offs have been applied.

Geological sub-domains based on oxidation types have been applied. Three sub-domains have been used, oxide, transitional and fresh. These sub-domains are important as they relate directly to metallurgical recovery.

New surfaces defining these sub-domains have been created for Kupers and Namachamata from recovered ore characterisation logs. Only incomplete data was retrieved for Dawsons, so the original Ross Mining sub-domain surfaces were used. At Valehaichichi, most of the oxide and transitional material has been previously mined.

The estimation of Au using MIK was performed in three passes. The first pass was designed to yield high confidence estimates as these were estimated from data relatively close to the blocks. The blocks estimated in the first pass were assigned as Measured resources. The second pass was set to estimate blocks which were not estimated in first pass due to their average distance from the neighbouring samples and/or due to the minimum number of samples required. The search ellipsoid of the second pass was wider than the one of the first pass. Blocks estimated in the second pass were set as Indicated resources. The remaining un-estimated blocks were estimated by the third pass, which used broader search distances and defined Inferred resources. No top-cutting or high-grade restraining strategies were applied. The MIK search strategy used for the Kupers, Namachamata and Dawsons models are presented in Table 17-44 while the one applied for the Valehaichichi model is presented in Table 17-45.

Table 17-44: MIK Search Strategy for the Kupers, Namachamata and Dawsons Models

	Measured	Indicated	Inferred
Minimum Data	16	16	8
Maximum Data	48	48	48
Minimum Octants	4	4	2
Search Parameters			
X	30 m	45 m	45 m
Y	30 m	45 m	45 m
Z	5 m	7.5 m	7.5 m

Table 17-45: MIK Search Strategy for the Valehaichichi Model

	Measured	Indicated	Inferred
Minimum Data	16	16	8
Maximum Data	48	48	48
Minimum Octants	4	4	2
Search Parameters			
X	10 m	15 m	15 m
Y	30 m	45 m	45 m
Z	5 m	7.5 m	7.5 m

17.2.5 Data Provided to Golder

The drill hole database encompassing the four deposits was provided to Golder in electronic format. The database consisted of three Microsoft Excel files including the drill holes performed prior to 2008, the 2008 drilling campaign and grade control data from the Valehaichichi deposit (Table 17-46). The four models were provided to Golder in Surpac format and as CSV files (Table 17-47). The CSV file for the Dawsons model was not contained in the data package provided to Golder. A description of the Surpac models was also provided, which contained the model limits, number of blocks along easting, northing and RL, block size, and field descriptions (Table 17-48). Figure 17-27 shows the drill hole data as well as the model extents for the Valehaichichi, Namachamata, Kupers and Dawsons models.

Table 17-46: Database Provided to Golder

File	Size (KB)	Date	Time
Resource_Database_pre2008.xls	11,184	22/04/2008	9:36 PM
Resource_Database_2008only.xls	5,560	26/11/2008	5:34 PM
Valehaichichi_ GC database.xls	16,759	23/06/2000	10:07 AM

Table 17-47: Models Provided to Golder

File	Size (KB)	Date	Time
Kuper_Resmod_Nov08.csv	1,183	26/11/2008	5:56 PM
Namachamata_Resmod_2008.csv	465	26/11/2008	5:57 PM
Valhaichichi_Resmod_April2008.csv	1,462	26/11/2008	6:01 PM
val_hs_2010.mdl	16,644	22/10/2010	4:14 PM
nam_hs_2010.mdl	3,225	08/11/2010	3:02 PM
kupers_hs_2010.mdl	9,531	06/01/2011	12:32 PM
dawsons_hs_2010.mdl	11,159	06/01/2011	12:34 PM

Table 17-48: Model's Description Files

File	Size (KB)	Date	Time
dawsons_hs_2010.pdf	10	20/01/2011	12:17 PM
kupers_hs_2010.pdf	10	20/01/2011	12:19 PM
nam_hs_2010.pdf	10	20/01/2011	12:22 PM
val_hs_2010.pdf	10	20/01/2011	12:23 PM


41400 N
41300 N
41200 N
41100 N
41000 N
40900 N
40800 N
40700 N
40600 N
40500 N
40400 N
40300 N
40200 N
40100 N
40000 N
39900 N
39800 N
39700 N
39600 N
39500 N
39400 N
39300 N
39200 N
39100 N
39000 N
38900 N
38800 N
22900 E
23000 E
23100 E
23200 E
23300 E
23400 E
23500 E
23600 E
23700 E
23800 E
23900 E
24000 E
24100 E
24200 E
24300 E
24400 E
24500 E
24600 E
24700 E

Figure 17-27: Plan View of the Gold Ridge Project Models showing the Drill Hole Data and the Model Limits (Valehaichichi = Blue, Namachamata = Green, Kupers = Cyan, Dawsons = Red)

17.2.6 Block Model Validation: Assumptions

The block model validation carried out by Golder is based on a number of factors and assumptions:

- The block model validation was carried out globally as no weathering coding or surfaces were available.
- The modelling area domaining in the database was carried out by using the easting and northing coordinates limits, as the database provided to Golder presented no flagging for the modelling areas.

17.2.7 Block Model Validation: Methodology

Statistical and visual assessment of the block models were undertaken to assess successful application of the grade estimation throughout the various estimation passes. This validation was performed to ensure that the model estimates performed as expected.

As a general comment, the validations generally only determine whether the kriging has performed as expected. Acceptable validation results do not necessarily mean the model is correct or derived from the right estimation approach. It only means the model is a reasonable representation of the data used and the estimation method applied.

Other issues such as the relationship between the model selectivity assumptions and mining practices are equally as important when determining the appropriateness of the resource estimate.

For the four models, visual and statistical validations were undertaken. The block model validation procedure included four steps:

- on-screen visual validation (E-type, i.e. the average block grade)
- global statistical assessment of grade estimates (E-type)
- semi-local statistical assessment of grade estimates (E-type) through swath analysis, and
- grade-tonnage curves comparison between the MIK models and data at multiple grade cut-offs through the Discrete Gaussian change of support model.

The sections below present a brief description of the methodology involved in each step of the block model validation carried out on the Gold Ridge models.

On-screen Visual Validation (E-type)

An on-screen validation between samples and blocks was performed on each model. The on-screen validation process involved comparing block estimates (E-type) and composites grades in sections.

Global Statistical Assessment of Grade Estimates (E-type)

The global mean grade of block model estimates (E-type) was checked to assess reproduction of the declustered mean grade of the data (2 m composites) and also to validate for obvious interpolation errors such as incorrect sample selection for estimation of individual domains.

Semi-local Statistical Assessment of Grade Estimates (E-type) through Swath Analysis

Swath plots are used to assess the block model estimates (E-type) for global bias. The estimates should have a close relationship to the drill hole composite data used for estimation. The plots are useful for assessing average grade conformance, and also to detect for any obvious interpolation issues. The relationship between model and sample panel averages was assessed in the form of scatter plots and Q-Q plots. This allows some assessment of the smoothing effect of the performed interpolation.

The process involved averaging both the blocks and samples in panels of 25 m (easting) by 25 m (northing) by 6 m RL. Conformance of the model and sample average grades was assessed in the form of easting, northing and RL swaths of the panel averages. In the plots, the curves represent the average grades from samples (orange) and model (blue) across easting, northing and RL. The bar graphs correspond to the number of samples (orange) and blocks (blue) across those main directions. Graphs for the four models are presented in the following sections.

Grade-tonnage Curve Comparison between the MIK Models and Data through the Discrete Gaussian Change of Support Model

Grade-tonnage curves were generated from the declustered sample data using the Discrete Gaussian (DG) change of support model. The block model grade-tonnage curve was compared to the DG-derived curve for various variance reduction factors. In these graphs, the MIK-derived curves (blue) should overprint the data-derived curves (red). Grade-tonnage curves for the four models are presented in the following sections.

17.2.8 Block Model Validation: Results

The following sections present a summary of the block model validation results for each model.

17.2.8.1 Kupers

No significant issues were observed during the visual model validation as shows the example section of Figure 17-28.


Au(g/t)

Figure 17-28: Visual Assessment of Grades Estimates of Kupers Model on Section 40160 mN Facing N (Clipping of • 20 m)

Table 17-49 presents the global statistical assessment for Kupers. This assessment checks the reproduction of the mean (declustered) grade of the composite data against the E-type (ave_au) of the MIK model over the global domain. This is shown by MIK/DH (%) and should be close to 100%. This provides an indication that the estimates are not globally biased. On average, the model is within acceptable conformance as it overstates the Au grade by around 9%, which is within acceptable limits.

Table 17-49: Global Statistical Assessment—Kupers

2 m Composites (declustered)			Block Model				
Count	Mean (g/t)	Variance $(g/t)^2$	Count	Mean (g/t)	Variance $(g/t)^2$	MIK/DH (%)	Actual Variance Adjustment
15293	0.68	6.50	42388	0.74	0.60	109.44	0.092

For Kupers, the declustered 2 m composites were modelled via the DG change of support model using variance reduction factors of 0.1 and 0.04. The resulting grade-tonnage curves were plotted against the grade-tonnage curve from the MIK model (Figure 17-29). For Kupers, the MIK model does not reflect the variance reduction factor applied by H&S (0.04). Instead, the MIK model reflects reasonably well the data after the DG change of support using an adjustment factor of 0.1.



Figure 17-29: Grade-Tonnage Curves of the Data (red) and Block Model (blue) for Kupers using a Variance Adjustment Factor of 0.1 (left) and 0.04 (right)

The swath validation plots for Kupers are displayed in Figure 17-30. The model appears to follow reasonably well the trends of the data apart from some high-grade spikes in the data observed along the RL direction.


Declustered Eastings - 25m Window
Au Block Model Validation
Block or Sample Count
Easting
Declustered Northings - 25m Window
Au Block Model Validation
Block or Sample count
Northing
Au (g/t) %
Declustered Elevations - 6m Window
Au Block Model Validation
Elevation
#Blocks
#Samples
Block Mean
Sample Mean
Block Validation - XY PLot
Sample Average
Block Average
Block Validation - QQ PLot

Figure 17-30: Swath Validation Plots for Kupers

17.2.8.2 Valehaichichi

No significant issues were observed during the visual model validation as shown in the example section of Figure 17-31.


Au(g/t)
0.000 <= < 0.500
0.500 <= < 1.000
1.000 <= < 2.000
2.000 <= < 3.000
3.000 <= < 4.000
4.000 <= < 1000.000

Figure 17-31: Visual Assessment of Grades Estimates of Valehaichichi Model on Section 23995 mN Facing N (Clipping of • 20 m)

Table 17-49 presents the global statistical assessment for Valehaichichi. In this case, on average the model presents good conformance with the declustered data with the MIK/DH = 99.83%.

Table 17-50: Global Statistical Assessment—Valehaichichi

2 m Composites (declustered)			Block Model				
Count	Mean (g/t)	Variance (g/t)(2)	Count	Mean (g/t)	Variance (g/t)(2)	MIK/DH (%)	Actual Variance Adjustment
11230	0.58	5.37	49185	0.58	0.37	99.83	0.070

For Valehaichichi, the declustered 2 m composites were modelled via the DG change of support model using variance reduction factors of 0.1 and 0.04. The resulting grade-tonnage curves were plotted against the grade-tonnage curve from the MIK model (Figure 17-32). For Valehaichichi, the MIK model does not reflect the variance reduction factor applied by H&S (0.04). Instead, the MIK model reflects reasonably well the data after the DG change of support using an adjustment factor of 0.1.



Figure 17-32: Grade-Tonnage Curves of the Data (red) and Block Model (blue) for Valehaichichi using a Variance Adjustment Factor of 0.1 (left) and 0.04 (right)

The swath validation plots for Valehaichichi are displayed in Figure 17-33. The model appears to follow reasonably well the trends of the data apart from some high-grade peaks in the data observed along the RL direction (230 m RL and 380 m RL)


Declustered Eastings - 25m Window
Au Block Model Validation
Easting
Declustered Northings - 25m Window
Au Block Model Validation
Northing
Declustered Elevations - 6m Window
Au Block Model Validation
Elevation
#Blocks
#Samples
Block Mean
Sample Mean
Block Validation - XY PLot
Block Average
Sample Average
Block Validation - QQ PLot
Block Average
Sample Average

Figure 17-33: Swath Validation Plots for Valehaichichi

17.2.8.3 Namachamata

No significant issues were observed during the visual model validation, as shown in Figure 17-34.



450 L
400 L
Au(g/t)
23600 E
23700 E

Figure 17-34: Visual Assessment of Grades Estimates of Namachamata Model on Section 40615 mN Facing N (Clipping of • 20 m)

Table 17-49 present the global statistical assessment for Namachamata. In this case, on average the model understates the data by around 4%.

For Namachamata, no declustering weights were applied since the declustered mean grade was considerably lower than the MIK average grade (Table 17-52). For that reason, all the remaining validation checks were carried out without using declustering weights.

Table 17-51: Global Statistical Assessment—Namachamata

2 m Composites (declustered)			Block Model				
Count	Mean (g/t)	Variance $(g/t)^2$	Count	Mean (g/t)	Variance $(g/t)^2$	MIK/DH (%)	Actual Variance Adjustment
6813	0.91	14.55	9511	0.87	1.26	96.03	0.086

Table 17-52: Global Statistical Assessment (declustered)—Namachamata

2 m Composites (declustered)			Block Model				
Coun	Mean (g/t)	Variance $(g/t)^2$	Count	Mean (g/t)	Variance $(g/t)^2$	MIK/DH (%)	Actual Variance Adjustment
6813	0.49	9.62	9511	0.87	1.26	177.55	0.087

For Namachamata, the 2 m composites (non-declustered) were modelled via the DG change of support model using variance reduction factors of 0.1 and 0.01. The resulting grade-tonnage curves were plotted against the grade-tonnage curve from the MIK model (Figure 17-32). For Namachamata, the MIK model does not reflect the variance reduction factor applied by H&S (0.01). Instead, the MIK model reflects reasonably well the data after the DG change of support using an adjustment factor of 0.1.



Figure 17-35: Grade-Tonnage Curves of the Data (red) and Block Model (blue) for Namachamata using a Variance Adjustment Factor of 0.1 (left) and 0.01 (right)

The swath validation plots for Namachamata are displayed in Figure 17-33. The model seems to follow reasonably well the trends of the data apart from one high-grade spike in the data observed along the Northing direction.


Declustered Eastings - 25m Window
Au Block Model Validation
Block or Sample Count
Au (g/t) %
Easting
Declustered Northings - 25m Window
Au Block Model Validation
Block or Sample count
Northing
Declustered Elevations - 4m Window
Au Block Model Validation
Elevation
#Blocks
#Samples
Block Mean
Sample Mean
Block Validation - XY PLot
Sample Average
Block Average
Block Validation - QQ PLot

Figure 17-36: Swath Validation Plots for Namachamata

17.2.8.4 Dawsons

No significant issues were observed during the visual model validation as displays the example section of (Figure 17-37).


Au(g/t)

Figure 17-37: Visual Assessment of Grades Estimates of Dawsons Model on Section 39600 mN Facing N (Clipping of • 20 m)

Table 17-49 present the global statistical assessment for Dawsons. On average, the model presents good conformance being the MIK/DH = 101.79%.

For Dawsons, no declustering weights were applied since the declustered mean grade was considerably lower than the MIK average grade (Table 17-54). For that reason, all the remaining validation checks were carried out without using declustering weights.

Table 17-53: Global Statistical Assessment—Dawsons

2 m Composites (declustered)			Block Model				
Count	Mean (g/t)	Variance (g/t)$^{(2)}$	Count	Mean (g/t)	Variance (g/t)$^{(2)}$	MIK/DH (%)	Actual Variance Adjustment
10499	0.79	33.67	49525	0.80	0.83	101.78	0.025

Table 17-54: Global Statistical Assessment (declustered)—Dawsons

2 m Composites (declustered)			Block Model				
Count	Mean (g/t)	Variance (g/t)$^{(2)}$	Count	Mean (g/t)	Variance (g/t)$^{(2)}$	MIK/DH (%)	Actual Variance Adjustment
10499	0.66	15.82	49525	0.80	0.83	121.21	0.052

For Dawsons, the 2 m composites were modelled via the DG change of support model using variance reduction factors of 0.1 and 0.04. The resulting grade-tonnage curves were plotted against the grade-tonnage curve from the MIK model (Figure 17-29). For Dawsons, the MIK model does reflect the variance reduction factor applied by H&S (0.04).


MIK Validation: SMU Support
MIK Validation: SMU Support

Figure 17-38: Grade-Tonnage Curves of the Data (red) and Block Model (blue) for Dawsons using a Variance Adjustment Factor of 0.1 (left) and 0.04 (right)

The swath validation plots for Dawsons are displayed in Figure 17-30. The model follows reasonably well the trends of the data.



Declustered Eastings - 25m Window
Au Block Model Validation
Block or Sample Count
Au (g/t) %
Easting
Declustered Northings - 25m Window
Au Block Model Validation
Block or Sample count
Northing
Declustered Elevations - 6m Window
Au Block Model Validation
Block or Sample Count
Elevation
#Blocks
#Samples
Block Mean
Sample Mean
Block Validation - XY PLot
Sample Average
Block Average
Block Validation - QQ PLot

Figure 17-39: Swath Validation Plots for Dawsons

17.2.9 Resource Classification

The classification approach applied for the Gold Ridge Mineral Resource was purely quantitative. It was fully based on the kriging strategy parameters such as distance and minimum number of samples, as shown in Table 17-44 and Table 17-45

Because of that, there are some isolated Measured resource blocks amongst Indicated resource blocks, which affects the continuity of Measured resource (Figure 17-40). Blocks were classified as Measured resource as long as the first pass search criteria was met. As the search criteria did not consider a maximum number of samples per drill hole, there were cases where a couple (or a single) drill holes defined Measured resources (Figure 17-41 and Figure 17-42). As mentioned above, this resulted in odd looking models in terms of continuity and logic for the Measured resources.

However, the Indicated and Inferred resources look reasonable in terms of continuity, and drilling density.

For engineering purposes, when considering Measured or Indicated resources (amongst many other parameters) to define the optimum pit design, the resource classification should be adequate at most cases (Figure 17-43).


550 L
500 L
450 L
400 L
350 L
300 L
23600 E
23700 E
23800 E
23900 E
24000 E
24100 E
24200 E
24300 E

Figure 17-40: Section 40160 mN (facing N) showing the Discontinuous Measured Resource Classification at Kupers Model (Clipping of • 20 m, Measured=red, Indicated=yellow, Inferred=blue)


450 L
400 L
23600 E
23700 E

Figure 17-41: Section 40520 mN (facing N) showing some Isolated and Discontinuous Measured Resource Classification Blocks at Namachamata Model (Clipping of • 20 m, Measured=red, Indicated=yellow, Inferred=blue)


550 L
500 L
400 L
23300 E
23400 E
23500 E
23600 E
23700 E
23800 E
23900 E
24000 E

Figure 17-42: Section 39655 mN (facing N) showing some Isolated and Discontinuous Measured Resource Classification Blocks at Dawsons Model (Clipping of • 20 m, Measured=red, Indicated=yellow, Inferred=blue)


450 L
400 L
350 L
23500 E
23600 E
23700 E

Figure 17-43: Section 40690 mN (facing N) showing the Continuity of the Measured and Indicated Resources, when Viewed as a Single Unit, at Namachamata Model (Clipping of • 20 m, Measured=red, Indicated=yellow, Inferred=blue)

17.2.10 Conclusions and Recommendations

The models appear to be a consistent and a reasonable representation of the data.

However, according to the validation checks, the amount of SMU variance reduction stated to be applied in three of the models does not correspond to the theoretical tests carried out using the DG change of support model. The variance reduction included in the Valehaichichi, Kupers and Namachamata models appear to be less than reported by H&S. According to the theoretical tests, the variance reduction of these models is more likely to be 90% instead of 96% (Valehaichichi and Kupers) or 99% (Namachamata).

Additionally, the variance reduction factors incorporated in the models seems to be too harsh, leading to less selective models than they should be. From calculations using the reported variograms (for some selected models and cases), as well as the SMU size and the information effect, the variance reduction is likely to be between 0.3 and 0.2 (70% to 80% variance reduction). This is corroborated by Golder's experience with similar types of mineralisation and grade variability.

On the grade estimation side, Golder notes that no top-cut or high-grade restraining techniques were applied. The high-grade restraining approach would prevent smearing high-grade across the volume defined by the search ellipsoid. The top-cutting would affect the conditional cumulative distribution function (ccdf) when back transforming the probabilities (of being greater than the selected cut-offs, output of MIK) to grades. This would attenuate the estimated grade on the vicinity of extreme high-grade samples.

With regards to the resource classification, the resource classification was fully based on geometric parameters and no mention was made to other important components such as QAQC and metallurgical factors. The Measured resource is discontinuous in parts of the models. However, for engineering purposes when considering Measured or Indicated resources (amongst many other parameters) to define the optimum pit design, the resource classification should be adequate at most cases. The Indicated and Inferred resources look reasonable in terms of continuity, and drilling density

17.3 Mineral Reserves

Section 17.3 has been prepared by Golder Associates under the supervision of John Battista, Associate, Principal Mining Engineer.

The latest Ore Reserves estimation for Gold Ridge was completed by IMC in June 2010, in accordance with JORC standards. The JORC Probable Ore Reserves have been directly transferred to Probable Mineral Reserves as prescribed by National Instrument 43-101.

The Mineral Reserves at Gold Ridge are based on detailed pit designs for each of the four deposits which comprise the current project (Valehaichichi, Namachamata, Kupers and Dawsons). These pit designs were completed using optimised pit shells as a guide. The pit shells were derived from the geological block models for each deposit, with economic, cost, pit slope and metallurgical modifying factors applied. Industry standard Whittle Four-X software was used to complete the pit optimisation process.

The key parameters used for the Whittle optimisations are summarised in Table 17-55:

Table 17-55: Key Whittle Optimisation Parameters

Parameter	Unit	Quantity
Gold Price	US$/oz	850
Mining Cost (Ore & Waste)	US$/t	3.51
Processing Costs	US$/t	16.35
Mining Recovery	%	95%
Overall Pit Slope (including ramps)	Degrees	47.5
Royalty	% of revenue	3%
Selling Cost	US$/gram	0.105
Discount Rate	%	10%
Mill throughput	Dry Mt per annum	2.5

The detailed pit designs for the four pits are shown in Figure 17-44.


Namachamata
Valehaichichi
Kupers
Dawsons

Figure 17-44: Detailed Pit Designs—Oblique view

Figure 17-45 shows a plan view of the four pits together with the planned access roads between the pits. In North to South order the pits are Valehaichichi, Namachamata, Kupers and Dawsons).


IMC

Figure 17-45: Detailed Pit Designs—Plan View

Overall pit slopes range from a minimum of around 35 degrees to a maximum of around 55 degrees including batters, safety berms and ramps.

Recovered Au grade is calculated into the block model and is dependent on in situ Au grade, material type (oxide/transitional/fresh) and arsenic content.

The economic cut-off grade has been determined by applying the appropriate mining costs, mining recovery, mill recovery, process costs and gold price. The cut-off grades used for the Mineral Reserves are between 0.7 g/t Au and 0.9 g/t Au, depending on pit and material type.

There is some allowance for dilution inherent within the block modelling process for all of the models and therefore no additional dilution factors were used in the optimisation process.

The Mineral Reserves for Gold Ridge are summarised by Reserve category in Table 17-56.

Table 17-56: Gold Ridge Mineral Reserves by Category

Mineral Reserve Category	Tonnage dry kt	In situ Grade Au g/t	Predicted Au Recovery %	Recovered Au Grade g/t
Proved	—	—	—	—
Probable	23 253	1.71	0.82	1.40
Proved + Probable	23 253	1.71	0.82	1.40
Waste	33 443			

The stated Mineral Reserves are included in the Mineral Resources as detailed in Section 17.1.

Although there are both Measured and Indicated Mineral Resources for Gold Ridge, the economically recoverable portion of the Measured Mineral Resources has not been converted to Proven Mineral Reserves at this point in time. The economically mineable portion of the Measured Mineral Resources has instead been included as Probable Mineral Reserves. This is due to the relatively limited metallurgical testwork that had been completed at the time of the Mineral Reserves estimation in June 2010, with resultant uncertainty in the gold recovery assumptions used. In particular, the effects of arsenic on gold recovery were not considered to be sufficiently understood for Proven Mineral Reserves (as discussed further in Section 16.0).

Further metallurgical testwork and mineralogical analysis has been completed since the Mineral Reserves were published and it is anticipated that once the processing plant is commissioned and actual metallurgical recoveries can be better assessed, the level of confidence in metallurgical recovery predictions will be sufficient for the economically recoverable portion of the Measured Mineral Resources to be converted to Proven Mineral Reserves.

Table 17-57 summarises the individual Mineral Reserves for each for the four pits that currently comprise the Gold Ridge project.

Table 17-57: Gold Ridge Mineral Reserves by Pit

Pit	Waste Tonnage dry kt	Ore Tonnage dry kt	In situ Grade Au g/t	Predicted Au Recovery %	Recovered Au Grade g/t
Valehaichichi	7 813	5 003	1.66	76%	1.25
Namachamata	2 283	1 269	2.27	70%	1.59
Kupers	11 137	6 847	1.76	82%	1.44
Dawsons	12 210	10 134	1.65	87%	1.43
Total	33 443	23 253	1.72	82%	1.40

18.0 MINING AND MINERAL PROCESSING OPERATIONS

18.1 Mining

18.1.1 Operations

Mining operations re-commenced at Gold Ridge in November 2010, Access to the Valehaichichi pit has been re-established and a new access road to the Namachamata pit has been installed.

Ore mined from the pits since re-commencement has been stockpiled on the ROM pad in preparation for feeding into the processing plant once commissioning of the plant commences. As at February 2010 over 130 kt of ore had been stockpiled on the ROM pad.

The mining fleet at Gold Ridge consists of the following major items of equipment:

- Cat 345 excavators
- Cat 385 excavators
- Cat 740 Articulated Haul Trucks
- Cat 775 Rigid Body Haul Trucks
- Sandvik Pantera DP1500 blasthole drill rigs.

18.1.2 Life of Mine Schedule

A Life of Mine production schedule has been prepared by Allied Gold staff, based on the 2010 Mineral Reserves pits. A summary of this schedule is shown in Table 18-1.

Table 18-1: Gold Ridge Life of Mine Schedule Summary

Item	Units	Q4 '10	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	LoM Total
Total Tonnes to Mill . . .	**dry kt**	0	1 953	2 500	2 500	2 501	2 502	2 502	2 503	2 503	2 461	1 329	**23 254**
Total Tonnes to/from RoM	**dry kt**	101	0	0	0	0	0	0	0	0	0	• 101	**0**
Total Grade	**g/t**	1.55	1.80	1.83	1.88	1.64	1.60	1.68	1.73	1.64	1.73	1.58	**1.72**
Total Recovered Grade .	**g/t**	1.15	1.30	1.49	1.62	1.39	1.33	1.42	1.37	1.31	1.41	1.28	**1.40**
Recovery	**%**	74%	72%	81%	86%	85%	83%	85%	79%	80%	81%	81%	**82%**
Total Recovered Metal . .	**koz**	0	82	120	130	112	107	114	110	105	111	55	**1 046**
Total Waste Moved	**dry kt**	300	2 492	3 310	3 371	3 446	3 665	3 604	3 606	3 504	3 636	2 509	**33 443**
Total Material Moved . . .	**dry kt**	400	4 445	5 810	5 871	5 947	6 167	6 107	6 109	6 007	6 097	3 838	**56 798**

18.1.3 Reconciliation

The processing plant has not yet been commissioned so a detailed reconciliation of mined/grade control to mill tonnes and grades is not yet possible.

18.2 Mineral Processing

18.2.1 Introduction

The Gold Ridge processing plant operated from August 1998 until the plant was shut down due to civil unrest in June 2000. The process plant flowsheet was developed by Ross Mining Limited (RML), and the process plant detailed design and construction was undertaken by JR Engineering.

Ore treated in the plant was all sourced from an open cut mining operation at Valehaichichi, one of the four gold resources identified. The other known deposits consisting of Kupers, Dawson and Namachamata, were not developed during this period. The plant was designed to treat 2.0 Mtpa. In the last 12 months of operation the plant treated above design throughput achieving a throughput of 2.47 Mt at an average grind size of P_{80} 114 microns.

As part of the feasibility studies to re-open the mine, process reviews were undertaken by ASG and Ausenco personnel to highlight opportunities and problem areas within the process plant. A number of improvements were identified in the studies for inclusion in the refurbished plant design.

In 2010 GRES commenced an EPC design and construct contract with GRML for upgrading and refurbishment of the Gold Ridge plant and associated facilities. The basis for developing the refurbishment scope of work was to reinstate the plant to its original configuration and standard of

operability and maintainability, and also to include some upgrading and improvements as to reflect current best practice technology.

18.2.2 Plant Improvements

Process design changes and plant improvements included in the refurbished plant design include.

- Plant Throughput. Based on the comminution results obtained in feasibility studies, and previous plant performance data, the design capacity of the process plant was increased to an ore throughput rate of 2.5 Mtpa for a coarser design grind size of P_{80} 125 microns using the existing SAG mill.
- Crushing. The ROM bin was modified to produce steeper sidewalls in order to better handle sticky, clayey ore, and the crushed ore conveyor width was increased to minimise spillage and handle the increased throughput.
- Gravity Recovery. The method of upgrading gravity concentrate was changed from physical separation methods using shaking tables, to intensive leaching using an Acacia intensive cyanidation reactor circuit equipped with a dedicated electrowinning cell.
- Leaching Capacity. The total CIP leaching capacity was increased by installation of three new tanks to increase the total retention time in the leach and adsorption circuits from 24 hours to 30 hours at the increased design throughput.
- Tailings Thickening. A tailings thickener for leached tailings was included in the circuit. The use of a tailings thickener has the following advantages:
  - Reduction in the quantity of return water to be pumped up-hill from the return water dam, and therefore reduced power consumption
  - Better utilisation of cyanide by recycling overflow containing free cyanide direct back to the grinding circuit
  - Reduction in the weak acid dissociable cyanide (CN_{WAD}) load to the cyanide detoxification circuit resulting in a reduction of the quantity of cyanide detoxification reagents necessary for achieving target CN_{WAD} levels.
- Detoxification of Leached Tailings. A detoxification circuit was deemed necessary to meet internationally accepted cyanide levels for tailing discharge and associated environmental impacts.
- Lime slaking. Installation of a lime slaking mill was included to provide better utilisation of quicklime in leaching, and to prepare lime in a suitable reagent form for the detoxification circuit.

18.2.3 Current Plant Design

The refurbished process plant is designed to treat 2.5 Mtpa of open cut ore at a design milling rate of 313 t/h. The plant comprises of the following main process areas and equipment:

- Direct dump and loader reclaim to a ROM ore bin with subsequent scalping by vibrating grizzly feeder ahead of a 1400 • 1050 mm primary jaw crusher. Crushed product will direct feed by conveyor to the grinding circuit
- Single stage 5490 mm (inside shell diameter) • 8650 mm (effective grinding length) SAG mill with 4700 kW variable speed, slip energy recovery drive operating in closed circuit with cyclones
- A gravity recovery circuit treating a screened bleed from cyclone underflow in a 48 inch centrifugal concentrator
- A gravity concentrate treatment circuit consisting of an intensive cyanidation reactor equipped with a dedicated electrowinning cell for gravity gold recovery
- Eight stage CIP circuit consisting of three leach tanks and six adsorption tanks, each tank measuring 16.1 m diameter • 12.1 m high and an average effective volume of 2,240 m^3 per tank
- Tailings thickening in a 28 m diameter high rate thickener
- Detoxification of thickened tailings in a one stage reactor using air/SO_2 technology with additions of copper sulphate, sodium metabisulphite and lime

- Anglo American Research Laboratory (AARL) carbon stripping circuit with 6.0 t batch capacity in separate acid wash and elution columns with dual pregnant eluate tanks and four electrowinning cells fitted in parallel
- Final gold recovery from cathode sludge using filtration, calcination, and then smelting in a LPG fired tilting barring furnace
- Carbon regeneration in a 500 kg/h vertical LPG fired reactivation kiln
- Reagent facilities for mixing, storage and distribution for quicklime, cyanide, caustic, hydrochloric acid, sodium metabisulphite and copper sulphate
- Other facilities included storage and distribution for oxygen, compressed air, LPG and diesel, and
- Water management and reticulation systems for raw, potable, fire and process water.

18.2.4 Current Plant Status

The plant construction schedule is very near completion. Wet ore commissioning of the process plant commenced on 28th February 2011. First gold was poured on 8th March 2011.

Remaining critical construction items required for ore commissioning are planned to be completed in the first half of February 2011.



Figure 18-1: SAG Mill and Cyclone Classification Circuits

As part of the GRES contract, process performance guarantees are in place for:

- Ore handling system throughput.
- Wet plant throughput and adsorption efficiency.
- Tailings thickener and detoxification system throughput.
- Elution circuit capacity

Approximately 130,000 tonnes of mined Valehaichichi ore have been stockpiled on the ROM pad to commence ore treatment.



Figure 18-2: Leach Circuit View Showing New Tanks and Tails Thickener

18.2.5 Processing Operating Costs

Predicted mean unit processing costs as extracted from the GRML budget for a treatment rate of 2.5 Mt/a post-ramp up are presented in Table 18-2.

Table 18-2: Processing Costs

Cost Centre	Processing Cost A$/t milled
Personnel	1.04
Reagents and Consumables	5.43
Admin and Equipment Hire	0.15
Maintenance	2.30
Power Station Contract	1.14
Power Station Fuel and Other	4.70
Total Processing	**14.75**

18.2.6 General and Administration Costs

Predicted mean G&A unit costs as extracted from the GRML budget for a treatment rate of 2.5 Mt/a post-ramp up are presented in Table 18-3

Table 18-3: General and Administration Costs

Cost Centre	G&A Cost A$/t milled
Personnel Salaries and On-Costs	0.94
Personnel Accommodation & Other	0.21
Warehouse and Supply	0.67
Site Security Services	0.62
Insurance, Refining, Transport, Other	1.97
Corporate Office	3.47
Total General and Administration	**7.87**

18.3 Expertise of Technical Staff

Having spent a considerable amount of time working with Allied Gold staff at Gold Ridge and corporate level, the authors have formed the view that the management and technical teams employed at Gold Ridge, as well as the technical staff employed at corporate level by Allied Gold, have sufficient expertise to enable them to effectively manage the operations on a day-to-day and ongoing basis.

19.0 OTHER RELEVANT DATA AND INFORMATION

19.1 Infrastructure

19.1.1 Introduction

The infrastructure and site services at the mine experienced significant damage from vandalism and neglect following closure of the plant as a result of civil unrest in year 2000. Most of the cladding, flooring and electrical components were removed from plant buildings.

All infrastructure items required by the mine and process plant have been refurbished or replaced over the last eighteen months in order to be ready for commencement of full production from the mine in 2011.

On-site infrastructure and site services include: power supply and distribution; tailings and tailings decant water storage and management; LPG storage and supply; diesel fuel storage and supply; air supply and processing reagent services; administration office and site buildings; warehouse and workshops; communications; accommodation village, water and sewerage treatment and security fencing.

Off-site infrastructure includes site access roads, raw water supply, and village relocation.

19.1.2 Power

Power is supplied to the mine from a diesel fired power station under a Build Own and Operate (BOO) power generation contract with Aggreko Generated Rentals Pty Ltd (Aggreko). The contract is based on a power supply of 8,150 kW for the mine operation and infrastructure.

The cost of power to GRML is based on a fixed monthly fee for rental, and a variable fee per kWh for power consumed. Diesel fuel, fuel storage, potable water and other consumables required for power generation are supplied by GRML.

The power generation plant consists of twelve 1250 kVA 3 phase, 415 Volt generator sets with two 6.3 MVA 415/11 KV transformers and an 11 KV HV switch room.

The power plant is now fully operational and the plant is supplying the pre-commissioning base power load to the site.



Figure 19-1: Aggrekko Generation Plant in Operation

Production of hydropower as an energy source for Guadalcanal is under consideration by the International Finance Corporation (IFC). The Gold Ridge mine would be a potential customer for this alternative power source should it be implemented, and therefore there is a possibility that power costs at the mine site will be reduced in long term future operations.

19.1.3 Water and Sewerage

The previous raw water pump station was found to be of suitable capacity for the upgraded plant requirements but the system required extensive electrical refurbishment as well as minor repairs to pipe work. This work is near complete and is expected to be ready for plant commissioning.

The previous water treatment plant has been refurbished and commissioned.

The process water pond is located adjacent to the process plant and was relined and pumps and pipework refurbished and replaced as required.

The potable water supply for the accommodation village is gravity fed from the Mbita water source.

19.1.4 Administration Office and Site Buildings

A new administration office was constructed on previous building foundations and is now in service. Other buildings installed or refurbished, dependent on quality of remaining structures, were laboratory, plant control, crib room and ablution, environmental, training and site security.

The previous plant workshop and warehouse was re-clad and the overhead crane refurbished as part of the early refurbishment budget. The previous heavy vehicle workshop located opposite the crushing plant was refurbished and is currently in use to support mining operations. A new larger heavy vehicle workshop is being installed closer to the plant which will allow the current area near the crusher to be utilised for future ore storage.

The previous office and workshop facilities near Honiara were closed and all administration is now conducted in site facilities.

19.1.5 Accommodation Village

The remaining structures at the accommodation village from previous operations were demolished and replaced with new buildings. Where possible, the new buildings were positioned on the original footings and foundations to minimise construction, plumbing and electrical installation costs. Other new buildings were installed in the village to increase the size of the original camp.

Senior accommodation consists of ensuite style rooms in blocks of four bedrooms, while junior accommodation consist of blocks of five bunkhouse style bedrooms with adjacent common ablution and laundry facilities. Total sleeping accommodation is over 200 beds to accommodate the peak manpower during plant commissioning. A quality kitchen and messing facility capable of catering up to 250 persons has been installed and is operated GRML. A wet-mess building is under construction.



Figure 19-2: Newly Constructed Senior and Junior Accommodation Blocks

19.1.6 Village Relocation

In May 2006 an agreement was reached between ASG and the Gold Ridge communities and landowners for the relocation of all communities and artisan miners within the mine lease to new areas outside the lease. This agreement allowed for adequate local style accommodation in the resettlement villages with suitable roads for pedestrian and vehicle access to main roads to the new villages.

The village relocation program is underway and local personnel are relocating from the mine lease areas as the new houses are completed and handed over. The program is well behind schedule due to delays by the contractor but a total of 287 houses are planned to be completed by mid year 2011. The delays are not expected to affect commissioning and ramp up of the operation.



Figure 19-3: Newly Constructed Houses Ready for Use

19.2 Environmental and Social Review Summary

An Environmental and Social Review Summary (ESRS) report for the project was prepared by the International Finance Corporation (IFC) as part of its environmental and social due diligence ahead of its investment as part of the project financing arrangements being originally made by ASG.

The IFCs involvement requires post-finance project assurance related to the Social, Environmental, and Health and Safety IFC Safeguard Policies relevant to the project. As part of the financing agreement, the IFC requires frequent monitoring of compliance to the IFC Performance Standards along with the previously disclosed GRML Economic and Social Action Plans on an ongoing basis.

19.2.1 External/Independent Compliance Monitoring

GRML has committed to external/independent environmental, and health and safety compliance monitoring and reporting in order to provide an additional level of transparency to the implementation of environmental and health and safety management programs.

All the IFC Performance Standards apply except PS7 (Indigenous Peoples). PS7 is not considered to apply as the ethnic Melanesian groups living in the vicinity of the mine are integrated into the social fabric and political structure of Guadalcanal Island and the Solomon Islands more generally, and are not considered to be especially marginalised or vulnerable vis-à-vis other social groupings on the Island. Social, Environmental Health and Safety Guidelines applicable to this investment include Mining Guidelines (2007) and General Guidelines (2007).

The specific standards which form the basis for external/independent compliance monitoring are presented in the Environmental and Social Impact documentation disclosed in 2009. Specific IFC Policies are described in detail on the IFC Website www.ifc.org/sustainability In addition, GRML has committed to external/independent compliance monitoring of environmental and health and safety compliance and performance as described below.

19.2.2 External/Independent Compliance Monitoring Approach

The overall approach to external/independent compliance monitoring is to use a risk based approach where the ultimate goal is to improve social, environmental, and health and safety performance and management. The external process will be implemented primarily to achieve the following:

- Identify areas and degrees of compliance or non-compliance with the IFC's Performance Standards and Guidelines and the project's commitment to culturally appropriate informed consultation.
- Provide practical guidance and advice to the projects' internal field teams on how to solve any problems identified. To identify areas and degrees of compliance or non-compliance with the applicable IFC Performance Standards and guidelines.
- Identify specific issues and/or conduct follow-up and closure of issues identified in previous compliance monitoring visits.

The external independent compliance monitoring will be conducted by international social, environmental and health and safety experts. The compliance monitoring schedule will allow for multiple visits each year through to the end of calendar year 2012. At that point in time, a determination will be made by GRML and IFC, based on recommendations from the external monitors, on the appropriate future frequency of visits.

GRML have committed to develop and manage a detailed internal monitoring system related to social, environmental and health and safety performance. The monitoring systems along with the key indicators, reporting, and corrective action management systems will serve as a critical external/ independent compliance monitoring information resource. External assessors may advise GRML from time to time regarding recommended internal monitoring system changes in order to continuously improve internal monitoring data applicability and utility for managing social, environmental and health and safety risks.

20.0 INTERPRETATION AND CONCLUSIONS

20.1 Resources

The shortcomings of early drilling and sampling have been addressed adequately and the drill sample database used in the resource estimation seems robust. The current resource estimation is a reasonable reflection of the sample database and geological understanding of the deposit. There is potential to improve the selectivity of the resource by reconsidering the variance reductions applied to the models.

20.2 Reserves

The mining fleet installed at Gold Ridge is considered appropriate for the application and should provide sufficient capacity to achieve the production rates set out in the Life of Mine plan.

In reporting the Mineral Reserves, appropriate account has been taken of the uncertainty associated with the plant recovery, by converting Measure Mineral Resources within the pit design to Probable Mineral Reserves, rather than Proven Mineral Reserves.

20.3 Metallurgy and Processing

The Gold Ridge processing plant operated from August 1998 until the plant was shut down due to civil unrest in June 2000. The plant has recently been refurbished and upgraded. A number of process design changes and plant improvements have been incorporated in the refurbished plant design to increase plant capacity, and mitigate previous operational issues.

Ore commissioning of the upgraded plant commenced in March 2011.

Metallurgical testwork on Gold Ridge fresh and transitional ore samples has shown that the ore types are partially refractory, and that gold recovery is dependent on arsenic grade of feed. Further variability testing will be required to confirm the gold recovery relationship.

Gold recovery in initial operations is predicted to be in the range 72-74% with ore from the Valehaichichi and Namachamata pits. Recovery is then predicted to increase to 80-85% as increasing amounts of Kupers and Dawsons are processed.

21.0 RECOMMENDATIONS

21.1 Resource

When the exploration and mine drilling is again fully operational the drilling and sampling processes should be reviewed to ensure they have been implemented as documented and are applicable to the Gold Ridge geology and environment.

New drilling should be routinely validated against the current models and trigger updates where changes are noted.

An investigation into the variance reductions applied in modelling should be considered as a possible path to improving the selectivity of the models and consequently any mine planning based on these models.

21.2 Reserve

Once the mine is again fully operational the optimisation parameters used in the reserve definition, especially recovery, should be validated against production data.

21.3 Metallurgy and Processing

Variability metallurgical testing should be undertaken on drill samples and plant feed samples to further develop gold recovery prediction relationships, and minimise variations in plant metallurgical recovery.

22.0 REFERENCES

The following documents were reviewed during the Authors' research.

Author	Date	Title
ALD	11.01.2011	ASG_GR_dhdb_plot_plusGC.rar (exploration and grade control)
ALS	2011	A4COA_BR10126073_62097-13161996.pdf
ALS	2012	A4COA_TV10127213_62097-13135682.pdf
ALS	2013	A4COA_TV10140183_62097-13272803.pdf
ALS	2014	A4COA_TV10144630_62097-13868325.pdf
ALS	2015	A4COA_TV10148852_62097-13809187.pdf
ALS	2016	A4COA_TV10153449_62097-13679902.pdf
ALS	2017	A4COA_TV10154387_62097-13758508.pdf
ALS	2018	A4COA_TV10162267_62097-13844457.pdf
ALS	2019	A4QC_BR10126073_62097-13162000.pdf
ALS	2020	A4QC_TV10127213_62097-13135686.pdf
ALS	2021	A4QC_TV10134792_62097-13135191.pdf
ALS	2022	A4QC_TV10140183_62097-13272807.pdf
ALS	2023	A4QC_TV10154387_62097-13758512.pdf
ALS	2010	A4QC_TV10162267_62097-13844461.pdf
ASG	27.11.2009	091127 TSF Dewatering Approval.pdf
ASG	20.9.1998	55 ASG—SPL 194.pdf (prospecting licence)
ASG	31.5.2006	Agreement between GRML and MDA4[1].pdf
ASG	2000	DGD_GRML GRM—Mining Department Reopening Plan—2000 Jun.pdf
ASG	23.5.1997	Environmental Security Performance Guarantee.pdf
ASG	26.5.1997	F & P Guarantee.pdf
ASG	2004	Final SPA 171204.DOC (sale document)
ASG	2004	Gold Ridge CDC Agm (17 Dec 04 ASG Exec).pdf (sale document)
ASG	9.5.2006	Goldridge db maintenance.doc
ASG	2005	GreenHillsBFS_Proposal_Jan2005_FINAL.pdf (Ausenco BFS proposal)
ASG	31.5.2006	Kolobisi Agreement May 31 2006.pdf
ASG	12.3.2010	Letter from Minister of mines on Status of Approvals, licenses, Permits.pdf

Author	Date	Title
ASG	1.4.1997	Mining Royalty (Gold Ridge) Fund Directions 1997.pdf
ASG	26.9.2006	MoU between GRML and Chavuchavu Tribe.pdf
ASG	23.5.1997	MoU between GRML and Guadalcanal Province.pdf
ASG	18.11.2005	MOU with Ngailibiu Tribe[1].pdf
ASG	6.8.2007	Permit to Divert Water.pdf
ASG	14.3.1997	Road Access Licence.pdf
ASG	7.3.1997	Solomon Islands Electricity Authority Licence.pdf
ASG	31.5.2006	Subsidiary Agreement between GRML and GRCLA.pdf
ASG	31.5.2006	Subsidiary Agreement between GRML and GRCLA[1].pdf
ASG/H&S	37803	DRILLMANUAL.doc
ASG/H&S	7.2003	HandS_logging_codes.pdf (Diamond Drill Core and Reverse Circulation Logging Manual)
Ausenco	39232	Gold Ridge Project Feasibility Study
Central Bank SI	22.8.1997	Central Bank Export System Offshore Accounts.pdf
Delta Gold	7.7.2000	Force Majeure Notice Gold Ridge.pdf
Delta Gold	27.9.2000	Gold Ridge Resource Report
GRCLA	22.12.2009	Agreement Bita Water.pdf
GRCLA	2010	Agreement for Sale of Ravua Land.pdf
GRCLA	—	Attachment 1 to MOU for Chavuchavu.doc
GRCLA	1.5.2006	Catering Agreement between GRML and Jericho community.pdf
GRCLA	4.10.1996	Development Agreement of GRM between Ross Mining GRML GRCLA.pdf
GRCLA	1.5.2006	Draft Agreement May 2006.doc (GOLD RIDGE MINING LIMITED (GRML) AND GOLD RIDGE COMMUNITY AND LANDOWNER ASSOCIATION (GRCLA))
GRCLA	12.7.2000	GRML_Memo_Gold Ridge Community Relations to June 9 2000_20000712.pdf
GRCLA	12.7.2000	GRML_Memo_Issues to be resolved with Government & Landowners prior to restart of operations 20000712.pdf
GRCLA	6.2006	GRML-GRCLA Agreement ANNEXURE C June 2006.xls (tambu sites)
GRCLA	12.2005	Heads of agreement GRML, GRCLA December 15 2005.doc
GRCLA	6.2004	Landowners Report 2004.pdf
GRCLA	28.6.1996	MOU between RM & GRCLA 1996.pdf
GRML	16.11.2010	Agenda—Women's Taskforce Meeting
GRML	2008	Agreement for Bubulake Relocation Village.pdf
GRML	4.6.1999	Gold Ridge Headlease.pdf
GRML	10.3.1997	Gold Ridge Sub Lease Lot 1-14.pdf
GRML	10.3.1997	Gold Ridge Sub Lease Lot 15.pdf
GRML	22.5.1997	Grant of A Fixed Term Estate 22 May 1997.pdf
GRML	23.5.1997	Memorandum of Understanding 1997 May 23.pdf
GRML	9.6.2005	MOU with Jericho (Obu Obu)Community
GRML	15.11.2010	Relocation Agreement Dam Village
GRML	13.11.2010	Sample—DAILY PRESTART REPORT.doc
GRML	14.11.2010	Sample—Safety Prestart
GRML	15.9.2010	Sample -Joint Meeting GRML and GR community Landowners Council
H&S	5.201	HS_Summary_Resource_Report_May2010.doc
H&S?	2003?	Mill to model reconciliation 1998 to 2000_im.xls
H&S	2008	Estimation of Recoverable Gold Resources Gold Ridge Project
H&S	39753	Estimation of Recoverable Gold Resources Gold Ridge Project (update)
IMC	23.6.2010	20100623_Gold Ridge_Final_Pit_Design.pdf
IMC	30.6.2010	20100630_Gold_Ridge_Ore_Reserves.pdf

Author	Date	Title
KTDA	23.8.2009	260809 Service Contract Agreement.pdf (Kolobosi Tailings Dam Association)
KTDA	2.2.2010	Service Contract—Independent Environmental Auditor signed final.pdf
MDA	31.5.2006	Agreement between GRML and MDA.pdf
MDA	12.12.2005	Heads of agreement GRML, Matepono Downstream Association December 12 2005.doc
Metcon	11.2008	Metcon Charivunga Sample Report.pdf
OREAS	7.2005	OREAS_15Pa.pdf
OREAS	5.2007	OREAS_60b.pdf
OREAS	5.2007	OREAS_61d.pdf
Ross	25.6.1996	Ross Mining_GRP Geology_and_ Resource Evaluation.pdf
RPA	1.5.2006	TECHNICAL REPORT ON THE GOLD RIDGE PROJECT, SOLOMON ISLANDS
SI Electricity Authority . . .	1997	Electricity Licence.pdf
SIG	1981	Employment Act 1981[1].pdf
SIG	1998	Environment Act 1998[1].pdf
SIG	1980	Environmental Health Act 1980[1].pdf
SIG	1964	Explosives Act 1964 and Regs[1].pdf
SIG	1969	Forest Resources and Timber Utilisation Act 1969[1].pdf
SIG	1960	Labour Act 1960[1].pdf
SIG	1968	Land and Titles Act 1968[1].pdf
SIG	6.1996	Land Valuation Report.tif
SIG	1996	Mines and Minerals Act 1996[1].pdf
SIG	2008	Mines and Minerals Amendment Act 2008[1].pdf
SIG	1939	Petroleum Act 1939 and Rules[1].pdf
SIG	1964	River Waters Act 1964[1].pdf
SIG	1982	Safety at Work Act 1982[1].pdf
SIG	1979	SI 50K Geology_GU_09_Gold Ridge.pdf
SIG	22.5.1997	Tetre Headlease Agreement.pdf (50 yr lease Port and Landing)
SIG	1990	The Mines and Minerals Act 1990.pdf
SIG	23.5.1997	Timber Licence.pdf
SIG/GRML	4.10.1996	Agreement Relating to the Development of GRM between SIG and GRCLA.pdf
SIG/GRML	12.5.2005	Assignment Agreement SIG Ross Mining GRML ASG.pdf
SIG/GRML	7.3.1997	Gold Ridge Mine Agreement.pdf
SIG/GRML	12.3.1997	Mining Lease 1-1997.pdf
SIG/GRML	23.7.2005	MoU reinstatement of Import Duties Good Tax Exemptions SIG and ASG.pdf
SIG/GRML	23.5.1997	Security Performance Guarantee (Environmental) & Parent (1).pdf
SIG/GRML	2005(?)	Salons Ref 36 Legal Notice No. 41.pdf (extract income tax act)
SIG/GRML	18.7.2006	Upstream Ngalimbiu Bridge Demolition Agreement.pdf
TerraSearch	40299	SolomonIslandsTenements.pdf

Key to authors:

ALD	Allied Gold Ltd
ALS	Australian Laboratory Services
ASG	Australian Solomon Gold Ltd
Central bank SI	Central Bank Solomon Islands
GRCLA	Gold Ridge Committee and Landowners Association
GRML	Gold Ridge Mining Limited
H&S	Hellman and Schofield
IMC	International Mining Consultants
KTDA	Kolobosi Tailings Dam Association
MDA	Matepono Downstream Association
Metcon	Metcon Laboratories
OREAS	Ore research and Exploration (Assay Standards)
Ross	Ross Mining
RPA	Roscoe Postle Associates Inc
SI Electricity Authority	Solomon Islands Electricity Authority
SIG	Solomon Islands Government

Websites accessed during the Authors' research:

http://www.ifc.org accessed 15 February 2011

http://www.solomonsgold.com.au accessed February 2011

http://www.alliedgold.com.au accessed February 2011

http://www.solomonstarnews.com/news/national/8929-we-hit-half-a-million accessed February 2011

http://www.paclii.org/sb/legis/num_act/ accessed 13 February 2011

23.0 QUALIFIED PERSONS STATEMENTS

CERTIFICATION OF QUALIFIED PERSON

I, Antony Showell, do hereby certify that:

- I am a graduate from Adelaide University, Australia, with a Bachelor of Applied Science degree in Metallurgy in 1969.
- I have practiced my profession of metallurgist for 38 years since graduation.
- I am a Fellow of The Australasian Institute of Mining and Metallurgy.
- I am currently Principal of Tony Showell and Associates Pty Ltd, and I am also Principal Consulting Metallurgist of BatteryLimits Pty Ltd, 5/162 Colin St, West Perth, Australia. Prior to my current positions I was Manager Optimisation for the engineering company GRD Minproc Ltd for two years, and before that Principal Consultant and Operations Manager of the metallurgical consultancy Normet Pty Ltd for 13 years.
- My relevant experience with respect to the Gold Ridge Gold Project includes metallurgical and processing consulting to numerous gold projects in Australia and South East Asia.
- I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a qualified person for the purpose of NI 43-101.
- I have prepared Sections 16.0, 18.0, 19.0, 20.3, 21.3, 22.0, 23.0 of the of the Competent Persons' Report titled "Gold Ridge Gold Project, Guadalcanal, Solomon Islands", dated April 2011.
- I have visited the Gold Ridge Project site in January 2011.
- I have no personal knowledge, as of the date of this Certificate, of any material fact or change, which is not reflected in this report, the omission to disclose that would make this report misleading.
- Neither I, nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become, an insider, associate, affiliated entity or employee Allied Ltd, and/or any associated or affiliated entities.
- I have read the NI 43-101 and Form 43-101F1, and CIM Standards on Mineral Resources and Reserves, and have prepared the Competent Persons' report in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 17th day of June, 2011 at Perth, Australia

signed Antony Showell

____

Signature

CERTIFICATE OF QUALIFIED PERSON

I, Stephen Godfrey, of Perth, Australia do hereby certify that:

- I am a Senior Resource Geologist with Golder Associates Pty Ltd., 1 Havelock Street, West Perth, Australia.
- I am a graduate of The University of New England, NSW, Australia, B.Sc.(Hons), 1982.
- I am a member in good standing of the Australian Institute of Mining and Metallurgists.
- I have practiced my profession for 28 years since graduation.
- My relevant experience with respect to the Gold Ridge Gold Project includes 20 years resource modelling of a variety of metalliferous projects including 8 years working with greenstone gold deposits.
- I have read the definition of ''qualified person'' set out in National Instrument 43-101—Standards of Disclosure for Mineral Projects (''NI 43-101'') and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a ''qualified person'' for the purposes of NI 43-101.
- I am responsible for the preparation of Sections 11.0-15.0, 17.1-17.2, 20.1, 21.1, 22.0, 23.0 of the Competent Persons' Report titled ''Gold Ridge Gold Project, Guadalcanal, Solomon Islands'', dated April 2011.
- I have visited the Gold Ridge Mine site in January, 2011.
- I have been involved with Allied Gold Limited since 2004, and the Gold Ridge Mine since 2010 as an independent geological consultant with Golder Associates Pty Ltd.
- As of the date of this certificate, to the best of my knowledge, information and belief, the Competent Persons' Report contains all scientific and technical information that is required to be disclosed to make the Competent Persons' Report not misleading.
- I am independent (as defined by Section 1.4 of NI 43-101) of Allied Gold Limited
- I have read NI 43-101 and 43-101F1 and the Competent Persons' Report has been prepared in compliance with that instrument and form.

Signed and dated this 17th day of June, 2011 at Perth, Australia

signed Stephen Godfrey

____

Signature

CERTIFICATE OF QUALIFIED PERSON

I, John Battista, of Perth, Australia do hereby certify that:

- I am a Principal Mining Engineer with Golder Associates Pty Ltd., 1 Havelock Street, West Perth, Australia.
- I am a graduate of the Western Australian School of Mines, Kalgoorlie, Western Australia (a branch of Curtin University of Technology), B.Eng.(Mining).
- I am a member and Chartered Professional in good standing of the Australasian Institute of Mining and Metallurgy (AusIMM), Member number 105584.
- I have practiced my profession for 21 years since graduation.
- My relevant experience with respect to the Gold Ridge Project includes approximately 11 years' experience in technical, mine operations and management positions in open pit gold mines, including two years as Senior Mine Planning Engineer at the Martha Hill gold mine in New Zealand, which is mining an epithermal gold deposit having similar mineralisation style to the Gold Ridge deposits.
- I have read the definition of ''qualified person'' set out in National Instrument 43-101—Standards of Disclosure for Mineral Projects (''NI 43-101'') and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a ''qualified person'' for the purposes of NI 43-101.
- I am responsible for the preparation of Sections 17.3, 20.2, 21.2, 22.0, 23.0 of the Competent Persons' Report titled ''Gold Ridge Gold Project, Guadalcanal, Solomon Islands'', dated April 2011.
- I most recently personally inspected the Gold Ridge Gold Project in January 2011.
- I have been involved with Allied Gold Limited since 2004, and the Gold Ridge Mine since 2010 as an independent mining engineering consultant with Golder Associates Pty Ltd.
- As of the date of this certificate, to the best of my knowledge, information and belief, the Competent Persons' Report contains all scientific and technical information that is required to be disclosed to make the Competent Persons' Report not misleading.
- I am independent (as defined by Section 1.4 of NI 43-101) of Allied Gold Limited.
- I have read NI 43-101 and 43-101F1 and the Competent Persons' Report has been prepared in compliance with that instrument and form.

Signed and dated this 17th day of June, 2011 at Perth, Australia

signed John Battista

____

Signature

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